



PROCESSED
MAY 0 6 2008
THOMSON REUTERS

Proxy Statement and 2007 Annual Report to Stockholders

Letter to Stockholders

Notice of 2008 Annual Meeting and Proxy Statement

2007 Annual Report to Stockholders

To Our Shareholders:

Over the past year, we have taken important actions to change — and enhance — nearly every aspect of Atmel's business. Through strategic acquisitions, divestitures and new priorities for product investments, we have refocused our portfolio on core technologies that offer the greatest opportunity for profitable growth. Our emphasis on lowering costs and increasing efficiencies is enabling Atmel to be a cost-effective supplier of sophisticated semiconductors. We have also enhanced our customer reach by significantly expanding the Company's technical sales resources, and strengthening our OEM and channel relationships. As a result of these and other actions, Atmel's transformation is well underway, and the roadmap for your company's continued success has never been clearer.

During 2007, we divested or curtailed investment in unprofitable product lines while streamlining and consolidating others. Our decision to focus on microcontrollers and related products as our core product area has supported market share gains and industry awards for superior design, innovation and service. Today, Atmel is the fastest growing major 8-bit microcontroller supplier and boasts a leading ARM® and 32-bit AVR® offering. We believe we are well positioned to continue gaining market share in 2008.

To build on this success and help ensure we maintain our momentum, Atmel recently acquired Quantum Research Group, a leading developer of touch sensing technologies. Like our existing core technologies, Quantum's products generate high-margins and are aimed at high-growth markets. By integrating our microcontroller technology and engineering talent with Quantum's capacitive sensing capabilities, we will be able to offer best-in-class user interface solutions that we expect will differentiate Atmel and drive significant growth.

To continue to reduce costs and improve efficiencies, Atmel is transitioning to a fab-lite manufacturing model. As part of this new

strategy, we sold or entered into agreements to sell non-core manufacturing facilities, including our Irving, Texas and North Tyneside fabs.

Altogether, these efforts have resulted in more than $80 million in annual savings, and we expect to achieve at least $80 million to $95 million in cost savings in 2008.

As we enter 2008, Atmel is better positioned for profitable growth than at any other time in this decade. I am confident that we have the vision, capabilities and products necessary to capture the opportunities in our marketplace and deliver enhanced returns to you, our shareholders.

PROCESSED
THOMSON REUTERS



Steven Laub
President and Chief Executive Officer
Atmel Corporation



ATMEL CORPORATION

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 14, 2008
2:00 p.m.

Dear Atmel Stockholders:

Our Annual Meeting of Stockholders will be held on Wednesday, May 14, 2008 at 2:00 p.m., local time, at our offices located at 2325 Orchard Parkway, San Jose, California 95131, for the following purposes:

1. To elect seven (7) directors to serve for the ensuing year and until their successors are elected;

2. To approve amendments to the Atmel Corporation 2005 Stock Plan to, among other things, increase the number of shares reserved for issuance thereunder by 58,000,000 shares;

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2008; and

4. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on April 9, 2008 are entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

All stockholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, please vote as soon as possible using one of the following methods: (1) by using the Internet as instructed on the enclosed proxy card, (2) by telephone as instructed on the enclosed proxy card, or (3) by mail, using the enclosed paper proxy card and postage-prepaid envelope. For further details, please see the section entitled "Voting" beginning on page two of the accompanying Proxy Statement. Any stockholder attending the annual meeting may vote in person even if he or she has voted using the Internet, telephone, or proxy card, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting.

FOR THE BOARD OF DIRECTORS

P G Reutens

Patrick Reutens
Secretary

San Jose, California
April 15, 2008

TABLE OF CONTENTS

	Page
Information Concerning Solicitation and Voting	1
General	1
Record Date and Voting Securities	1
Quorum; Required Vote; Abstentions and Broker Non-Votes	1
Board of Directors Recommendation	2
Voting	2
Expenses of Solicitation	2
Stockholder Proposals to Be Presented at Next Annual Meeting	3
Important Notice Regarding the Availability of Proxy Materials	3
Proposal One — Election of Directors	3
Nominees	3
Recommendation of the Board of Directors	4
Information About Nominees	4
Proposal Two — Approval of the Amendments of the Company's 2005 Stock Plan	6
Changes Being Made to the 2005 Plan	6
Recommendation of the Board of Directors	7
Description of the 2005 Plan	7
Federal Tax Aspects	10
Amendment and Termination of the 2005 Plan	11
Summary	11
Proposal Three — Ratification of Appointment of Independent Registered Public Accounting Firm	11
Ratification of Appointment of PricewaterhouseCoopers LLP	12
Recommendation of the Board of Directors	12
Fees of PricewaterhouseCoopers LLP Incurred by Atmel	12
Audit Committee Pre-Approval Policy	12
Corporate Governance	13
Corporate Governance Principles	13
Code of Ethics/Standards of Business Conduct	13
Independence of Directors	13
Board Meetings and Committees	14
Compensation Committee Interlocks and Insider Participation	15
Director Candidates	15
Communications from Stockholders	16
Executive Compensation	16
Compensation Discussion and Analysis	16
Compensation Committee Report	25
Summary Compensation Table	25
Grants of Plan-Based Awards in 2007	27
Outstanding Equity Awards at 2007 Fiscal Year End	28
Option Exercises and Stock Vested at 2007 Fiscal Year End	29
2007 Nonqualified Deferred Compensation	29
Pension Benefits for Fiscal Year 2007	30
Potential Payments Upon Termination or Change of Control	30
Compensation of Directors	32
Equity Compensation Plan Information	34
Security Ownership	35
Certain Relationships and Related Transactions	36
Section 16(a) Beneficial Ownership Reporting Compliance	36
Report of the Audit Committee	37
Other Matters	37
Appendix A	A-1

ATMEL CORPORATION

PROXY STATEMENT

FOR 2008 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

These proxy materials are furnished to holders of the common stock of Atmel Corporation ("Atmel" or the "Company") in connection with the solicitation of proxies by our Board of Directors (the "Board") for the Annual Meeting of Stockholders to be held on Wednesday, May 14, 2008, at 2:00 p.m., local time, and at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held at our offices located at 2325 Orchard Parkway, San Jose, California 95131. Our telephone number at this location is (408) 441-0311. Our internet address is www.atmel.com. The information posted on our website is not incorporated into this proxy statement.

These proxy materials and our Annual Report on Form 10-K for the year ended December 31, 2007 were first mailed on or about April 15, 2008, to all stockholders entitled to vote at the meeting.

Record Date and Voting Securities

Only holders of record of our common stock at the close of business on April 9, 2008 (the "Record Date") are entitled to notice of and to vote at the meeting and any adjournment thereof. Such stockholders are entitled to cast one vote for each share of common stock held as of the Record Date on all matters properly submitted for the vote of stockholders. At the Record Date, 445,495,551 shares of our common stock were issued and outstanding, and no shares of our preferred stock were outstanding. For information regarding security ownership by our executive officers and directors and by the beneficial owners of more than 5% of our common stock, see "Security Ownership" below.

Quorum; Required Vote; Abstentions and Broker Non-Votes

The presence of the holders of a majority of the shares of common stock entitled to vote generally at the annual meeting is necessary to constitute a quorum at the annual meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the annual meeting or (2) have properly submitted a proxy card or voted by telephone or over the Internet. Each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast, which pursuant to our bylaws means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast for a director's election shall include votes to withhold authority in each case and exclude abstentions with respect to that director's election. The affirmative vote of a majority of the votes duly cast is required to approve the amendments to the 2005 Stock Plan to, among other things, increase the number of shares reserved for issuance thereunder as described in Proposal Two below. The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of our independent registered public accounting firm described in Proposal Three below.

Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the annual meeting. Pursuant to our bylaws, abstentions are not considered to be "votes cast" for the election of directors and will not affect the outcome of the election of directors. With respect to Proposals Two and Three, abstentions are deemed to be "votes cast" and therefore have the same effect as a vote against Proposals Two and Three. Broker "non-votes" are not deemed to be "votes cast." As a result, broker "non-votes" are not included in the tabulation of the voting results on the election of directors or issues requiring approval of a majority of the votes cast and, therefore, do not have the effect of votes in opposition in such tabulations. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Board of Directors Recommendation

The Board of Directors unanimously recommends that you vote your shares:

- *"FOR"* the nominees listed in Proposal One below;
- *"FOR"* the amendments to the 2005 Stock Plan; and
- *"FOR"* the ratification of the appointment of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm for the fiscal year ending December 31, 2008.

Voting

Voting by telephone or the Internet. A stockholder may vote his or her shares by calling the toll-free number indicated on the enclosed proxy card and following the recorded instructions or by accessing the website indicated on the enclosed proxy card and following the instructions provided. When a stockholder votes via the Internet or by telephone, his or her vote is recorded immediately. We encourage our stockholders to vote using these methods whenever possible.

Voting by proxy card. All shares entitled to vote and represented by properly executed proxy cards received prior to the annual meeting, and not revoked, will be voted at the annual meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board. If any other matters are properly presented for consideration at the annual meeting, including, among other things, consideration of a motion to adjourn the annual meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the annual meeting.

Voting by attending the meeting. A stockholder may vote his or her shares in person at the annual meeting. A stockholder planning to attend the annual meeting should bring proof of identification for entrance to the annual meeting. If a stockholder attends the annual meeting, he or she may also submit his or her vote in person, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting. A stockholder may obtain directions to our corporate headquarters in order to attend the annual meeting at www.atmel.com/contacts/directions.asp, or by calling (408) 441-0311.

Changing vote; revocability of proxies. If a stockholder has voted by telephone or the Internet or by sending a proxy card, such stockholder may change his or her vote before the annual meeting. A stockholder who has voted by telephone or the Internet may change his or her vote by making a timely and valid later telephone or Internet vote, as the case may be. Additionally, any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to us (Attention: Secretary, 2325 Orchard Parkway, San Jose, California 95131) a later dated written notice of revocation or duly executed proxy, in each case at or before the taking of the vote at the annual meeting, or by attending the meeting and voting in person.

Expenses of Solicitation

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy card, and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by one or more of telephone, email, telegram, facsimile, or personal solicitation by our directors, officers, or regular employees. No additional compensation will be paid for such services. We have engaged Innisfree M&A Incorporated to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services will not be material.

Stockholder Proposals to Be Presented at Next Annual Meeting

Requirements for stockholder proposals to be considered for inclusion in Atmel's proxy materials. Stockholders interested in submitting a proper proposal for inclusion in the proxy materials for our next annual meeting may do so by submitting such proposal in writing to our offices located at 2325 Orchard Parkway, San Jose, California 95131, Attn: Secretary. To be eligible for inclusion, stockholder proposals must be received no later than December 16, 2008, and must otherwise comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder proposals to be brought before Atmel's annual meetings. Our bylaws also establish an advance notice procedure for stockholders who wish to present certain matters, including nominations of persons for election to the Board and stockholder proposals not included in our proxy statement, to be brought before an annual meeting of stockholders. Stockholder proposals, including the nomination of a person for election to the Board, may not be brought before the meeting unless, among other things: (1) the proposal contains certain information specified in the bylaws, and (2) the proposal is received by us not less than 120 days before the one year anniversary on which Atmel first mailed its proxy statement to stockholders in connection with the previous year's annual meeting of stockholders, which will be December 16, 2008 for the next Annual Meeting; provided, however, that in the event that we did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed more than 30 days from the one year anniversary of the date of the previous year's meeting, then the deadline for receipt of notice by the stockholder is no later than the close of business on the later of: (1) 120 days prior to the meeting and (2) 10 days after public announcement of the meeting date. A copy of the full text of these bylaw provisions may be obtained by writing to our Secretary at the address above. In addition to the above requirements, the Securities and Exchange Commission's requirements that a stockholder must meet in order to have a stockholder proposal included in our proxy statement can be found under Rule 14a-8 under the Exchange Act.

Stockholders may also submit a recommendation (as opposed to a formal nomination) for a candidate for membership on our Board by following the procedures set forth in "Corporate Governance — Director Candidates."

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 14, 2008.

The proxy statement and annual report to stockholders are available at http://ww3.ics.adp.com/streetlink/atml.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

Atmel's bylaws currently set the number of directors at nine (9). T. Peter Thomas and Dr. Chaiho Kim have each informed the Board of Directors that they will not seek re-election to the Board of Directors. Accordingly, a board of seven (7) directors is to be elected at the meeting, all of whom have been recommended for nomination by the members of the Corporate Governance and Nominating Committee of the Board. Atmel's bylaws have been amended, effective immediately prior to the 2008 Annual Meeting, to reduce the size of the Board of Directors to seven (7). Unless otherwise instructed, the proxyholders will vote the proxies received by them for the seven (7) nominees named below, all of whom are presently our directors. Your proxy cannot be voted for a greater number of persons than the number of nominees named in this proxy statement. There are no family relationships among any of our directors, director nominees or executive officers.

In the event that any such nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any additional nominee who shall be designated by the present Board to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders or until his successor has been elected and qualified.

On February 15, 2008, the Board appointed Charles Carinalli to the Board to fill the vacancy left when Pierre Fougere retired as a director of Atmel. On April 9, 2008, the Board amended the bylaws to increase the size of the Board from eight (8) to nine (9) members and appointed Dr. Edward Ross to the Board. The Corporate Governance and Nominating Committee conducted a thorough search process to identify director candidates for these positions. As part of that process, the Corporate Governance and Nominating Committee retained executive search experts Heidrick & Struggles to assist it in seeking and evaluating candidates for nomination to the Board. After evaluating and interviewing candidates, the members of the Corporate Governance and Nominating Committee recommended Mr. Carinalli and Dr. Ross for nomination to the Board. Mr. Carinalli and Dr. Ross were each initially suggested as candidates by a non-management director.

Recommendation of the Board of Directors

The Board unanimously recommends voting **"FOR"** the nominees listed below.

Information About Nominees

The name, age and principal occupation of each nominee as of February 29, 2008 are set forth in the table below:

Name of Nominee	Age	Position	Director Since
Steven Laub	49	President and Chief Executive Officer, Atmel Corporation and Director	2006
Tsung-Ching Wu	57	Executive Vice President, Office of the President, Atmel Corporation and Director	1985
David Sugishita	60	Director and Non-executive Chairman of the Board	2004
Papken Der Torossian	69	Director	2007
Jack L. Saltich	64	Director	2007
Charles Carinalli	59	Director	2008
Dr. Edward Ross	66	Director	2008

Steven Laub, Atmel's President and Chief Executive Officer, has served as a director of Atmel since February 2006. Mr. Laub was from 2005 to August 2006 a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From November 2004 to January 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles (B.A.) and a degree from Harvard Law School (J.D.).

Tsung-Ching Wu has served as a director since January 1985, as Vice President, Technology from January 1986 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

David Sugishita has served as the Non-executive Chairman of Atmel since August 2006 and as a director of Atmel since February 2004. He has been the non-executive Chairman of the Board since August 2006 and is Chairman of both the Audit Committee as well as the Corporate Governance and Nominating Committee. He also serves as a Director and Chairman of the Audit Committee for Ditech Networks as well as a Director for Micro Component Technology. Since 2000, Mr. Sugishita has taken various short-term assignments including EVP of Special Projects at Peregrine Systems from December 2003 to July 2004 and EVP/CFO at SONICblue, Inc. from

January 2002 to April 2002. Prior to 2000, Mr. Sugishita held various senior financial management positions at Synopsys (SVP/CFO) from 1997 to 2000; Actel (SVP/CFO) from 1995 to 1997; Micro Component Technology (SVP/CFO) from 1994 to 1995; Applied Materials (VP/Corporate Controller) from 1991 to 1994; and National Semiconductor (VP/Finance) from 1978 to 1991. Mr. Sugishita holds degrees in business administration from San Jose State University (B.S.) and Santa Clara University (M.B.A.).

Papken Der Torossian has served as a director of Atmel since July 2007. He has been the Chairman of Vistec Semiconductor Systems, Inc. since September 2005 and the Managing Director of Crest Enterprise LLC since September 1997. Mr. Der Torossian served as Chairman of the Board of Therma Wave, Inc. from March 2003 until May 2007, when the company was sold to KLA-Tencor. From 1984 to May 2001 Mr. Der Torossian was Chairman of the Board and Chief Executive Officer of Silicon Valley Group (SVGI), which was acquired by ASML. Earlier, he was credited for turning around several companies and operations, including as President of ECS Microsystems and President of the Santa Cruz Division of Plantronics, Inc. Prior to that, Mr. Der Torossian spent four years at Spectra-Physics and twelve years with Hewlett-Packard in a number of management positions. Mr. Der Torossian currently serves as a director of Parker Vision. Mr. Der Torossian was formerly on the board of directors of the Silicon Valley Manufacturing Group (SVMG) and on the board of the Semiconductor Industry Supplier Association (SISA). He was also Chairman of the Semiconductor Equipment and Materials International Environmental, Health & Safety Committee (SEMI EHS), and has served as Chairman of Semi/Sematech. He also serves as a director for several privately held companies. Mr. Der Torossian holds a B.S.M.E. degree from MIT and an M.S.M.E. degree from Stanford University.

Jack L. Saltich has served as a director of Atmel since July 2007. He has been the Chairman and interim Chief Executive Officer of Vitex Systems, Inc., a private technology company, since January 2006. From July 1999 to August 2005, Mr. Saltich served as the President, Chief Executive Officer and a Director of Three-Five Systems, Inc., a manufacturer of display systems and provider of electronic manufacturing services. Three-Five Systems, Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code on September 8, 2005. From 1993 to 1999, Mr. Saltich served as Vice President of Advanced Micro Devices, where his last position was General Manager of AMD's European Center in Dresden, Germany. From 1991 to 1993 Mr. Saltich served as Executive Vice President for Applied Micro Circuits Company, a company servicing the high speed telecommunications market. From 1988 to 1991 he was Vice President at VLSI Technology, a semiconductor company. From 1971 to 1988, Mr. Saltich served in a number of capacities with Motorola, Inc. Mr. Saltich currently serves as a member of the board of directors of Leadis Technology, Inc., Immersion Corporation, Ramtron International Corporation, InPlay Technologies, and Vitex Systems Inc., a private company. Mr. Saltich also serves on the Technical Advisory Board of DuPont Electronic Materials Business and the Manufacturing Advisory Board for Cypress Semiconductor. Mr. Saltich received both B.S. and masters degrees in electrical engineering from the University of Illinois. In 2002, he received a distinguished alumni award from the University of Illinois.

Charles Carinalli has served as a director of Atmel since February 2008. He has been a Principal of Carinalli Ventures since January 2002. From July 1999 to May 2002, Mr. Carinalli was Chief Executive Officer and a director of Adaptive Silicon, Inc., a developer of semiconductors. From December 1996 to July 1999, Mr. Carinalli served as President, Chief Executive Officer and a director of Wavespan Corporation, a developer of wireless broadband access systems that was acquired by Proxim, Inc. From 1970 to 1996, Mr. Carinalli served in various positions for National Semiconductor Corporation, a publicly traded company developing analog-based semiconductor products, most recently as Senior Vice President and Chief Technical Officer. Mr. Carinalli also serves as a director of Extreme Networks and Fairchild Semiconductor, as well as several privately held companies. Mr. Carinalli holds an M.S.E.E. from Santa Clara University and a B.S.E.E. from the University of California, Berkeley.

Dr. Edward Ross has served as a director of Atmel since April 2008. He is currently retired, having previously served as President (2000 through December 2004) and President Emeritus (January 2005 through December 2005) of TSMC North America, the US subsidiary of Taiwan Semiconductor Manufacturing Company Ltd., a Taiwanese semiconductor manufacturer. Previously, he was Senior Vice President of Synopsys, Inc., an electronic design automation supplier, from 1998 to 2000, and President of Technology and Manufacturing at Cirrus Logic, Inc., a semiconductor manufacturer, from 1995 to 1998. Dr. Ross is a director of California Micro Devices Corporation and Volterra Semiconductor, Inc. Dr. Ross holds a B.S.E.E. from Drexel University and an M.S.E.E., M.A. and Ph.D. from Princeton University.

See "Corporate Governance" and "Executive Compensation — Compensation of Directors" below for additional information regarding the Board.

PROPOSAL TWO

APPROVAL OF THE AMENDMENTS OF THE COMPANY'S 2005 STOCK PLAN

We are asking our stockholders to approve amendments to our 2005 Stock Plan (the "2005 Plan") so that we can continue to use the 2005 Plan to achieve the Company's goals. The Board has approved the amendments, subject to approval from our stockholders at the Annual Meeting. Approval of the amendments requires the affirmative vote of a majority of the votes cast. If the stockholders approve the amendments, it will amend the current version of the 2005 Plan. Otherwise, the current version of the 2005 Plan will remain in effect. Our named executive officers and directors have an interest in this proposal.

Changes Being Made to the 2005 Plan

We are soliciting stockholder approval to amend the 2005 Plan to:

- increase the number of shares of Atmel Common Stock reserved for issuance thereunder by 58,000,000 shares;
- require that any shares subject to restricted stock, restricted stock units, and stock purchase rights granted on or after May 14, 2008 will be counted against the numerical limits in Section 3 of the 2005 Plan as one and 78/100 (1.78) shares for every one (1) share subject thereto; further, the amendments require that if shares acquired pursuant to any restricted stock, restricted stock units, and stock purchase rights granted on or after May 14, 2008 are forfeited or repurchased by the Company and would otherwise return to the 2005 Plan pursuant to Section 3 of the 2005 Plan, one and 78/100 (1.78) times the number of shares so forfeited or repurchased will return to the 2005 Plan and will again become available for issuance; and
- increase the number of shares underlying options, stock purchase rights, stock appreciation rights and restricted stock units that may be granted to any participant in any fiscal year from 1,500,000 to 5,000,000, and increase the number of additional shares underlying options, stock purchase rights, stock appreciation rights and restricted stock units that may be granted in connection with a participant's initial service with the Company from 1,500,000 to 5,000,000.

For your information, our Board of Directors recently approved the following amendments to the 2005 Plan, which do not require stockholder approval:

- options and stock appreciation rights granted on or after April 9, 2008 may not have a term of longer than ten (10) years from the date of grant;
- nonstatutory stock options granted on or after April 9, 2008 may not have a per share exercise price less than 100% of the Fair Market Value per share on the date of grant, except as may be required by law to ensure favorable tax treatment in a non-U.S. jurisdiction; and
- language in the 2005 Plan regarding the exercise of stock appreciation rights has been clarified.

As of March 31, 2008, the 2005 Plan had 4,818,468 shares available for future awards, which will increase to 62,818,468 shares available for future awards if the proposed amendments are approved by the stockholders. Without stockholder approval of these amendments, our ability to attract and retain the individuals necessary to increase long-term stockholder value will be limited. The 2005 Plan, as amended and restated in the form to be approved at the Annual Meeting, is set forth in its entirety as *Appendix A* to this Proxy Statement.

We believe that the approval of the amendments to the 2005 Plan is important to our continued success. Because the 2005 Plan is designed to assist us in recruiting, retaining and motivating talented employees who help us achieve our business goals, including creating long-term value for stockholders, not permitting an increase in the number of shares reserved for issuance will mean that the 2005 Plan's goals are more difficult to meet.

Recommendation of the Board of Directors

The Board unanimously recommends voting **"FOR"** the amendments to the 2005 Plan described above.

Description of the 2005 Plan

The following summary of the principal features of the 2005 Plan, as amended and restated in the form to be approved at the Annual Meeting, and its operation is qualified in its entirety by reference to the complete text of the 2005 Plan, as amended and restated in the form to be approved at the Annual Meeting, set forth on *Appendix A*.

Background and Purpose of the 2005 Plan. The 2005 Plan permits the grant of the following types of incentive awards: (1) incentive stock options, (2) nonstatutory stock options, (3) stock purchase rights, (4) stock appreciation rights, and (5) restricted stock units (individually, an "Award"). The 2005 Plan is intended to attract, motivate, and retain (A) employees of Atmel and its affiliates, (B) consultants, if needed to provide significant services to Atmel and its affiliates, and (C) outside directors of Atmel. The 2005 Plan also is designed to encourage stock ownership by employees, directors, and consultants, thereby aligning their interests with those of Atmel's stockholders and to permit the payment of compensation that qualifies as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)").

Administration of the 2005 Plan. The 2005 Plan is administered by the Board of Directors or a committee (the "Committee") appointed by the Board (the "Administrator"). A Committee generally consists of at least two directors who qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, and as "outside directors" under Section 162(m) (so that Atmel is entitled to a federal tax deduction for certain performance-based compensation paid under the 2005 Plan).

Subject to the terms of the 2005 Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule), and interpret the provisions of the 2005 Plan and outstanding Awards. The Administrator may delegate any part of its authority and powers under the 2005 Plan to one or more directors and/or officers of Atmel; provided, however, the Administrator generally may not delegate its authority and powers with respect to Awards intended to qualify as performance-based compensation under Section 162(m) if the delegation would cause the Awards to fail to so qualify. In October 2007 and February 2008, the Board delegated authority to our Chief Executive Officer to grant options and restricted stock units to certain non-executive employees under specific circumstances, including prior review and approval from the vice president of human resources (or a delegate) and subsequent review from the chief legal officer (or a delegate). Copies of approvals pursuant to this delegation of authority are to be provided to the Compensation Committee on at least a quarterly basis.

The 2005 Plan became effective May 13, 2005. The maximum number of shares that may be awarded and sold under the 2005 Plan is currently 56,000,000 shares, which will increase to 114,000,000 if the proposed amendments are approved by the stockholders. As of March 31, 2008, the 2005 Plan currently has 4,818,468 shares available for future awards, which will increase to 62,818,468 shares available for future awards if the proposed amendments are approved by the stockholders. If the proposed amendments to the 2005 Plan are approved by the stockholders, any shares subject to restricted stock, restricted stock units, and stock purchase rights granted on or after May 14, 2008 will be counted against the 114,000,000 shares that may be awarded and sold under the 2005 Plan as one and 78/100 (1.78) shares for every one (1) share subject thereto.

As is the case currently, if an Award is cancelled, terminates, expires, or lapses for any reason without having been fully exercised or vested, the unvested or cancelled shares generally will be returned to the available pool of shares reserved for issuance under the 2005 Plan. If the proposed amendments to the 2005 Plan are approved by the stockholders, for each share acquired pursuant to any restricted stock, restricted stock units, and stock purchase rights granted on or after May 14, 2008 that is forfeited or repurchased by the Company or otherwise returned to the 2005 Plan, one and 78/100 (1.78) times shares will return to the 2005 Plan and will again become available for issuance.

Eligibility to Receive Awards. The Administrator selects the employees, consultants, and directors who will be granted Awards under the 2005 Plan. The actual number of individuals who will receive Awards cannot be determined in advance because the Administrator has the discretion to select the participants.

Stock Options. A stock option is the right to acquire shares at a fixed exercise price for a fixed period of time. Under the 2005 Plan, the Administrator may grant nonstatutory stock options and/or incentive stock options (which entitle employees, but not Atmel, to more favorable tax treatment). Each option Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The Administrator will determine the number of shares covered by each option, but during any fiscal year of Atmel, no participant may be granted options (and/or other Awards) covering more than 1,500,000 shares (increasing to 5,000,000 shares if the proposed amendments are approved by the stockholders), unless in connection with the participant's initial year of service, in which case such participant may be granted options to purchase up to an additional 1,500,000 shares (increasing to 5,000,000 shares if the proposed amendments are approved by the stockholders).

The exercise price of an incentive stock option must be at least 110% of fair market value if (on the grant date) the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries. With respect to each participant, the aggregate fair market value of the shares (determined on the grant date) covered by incentive stock options which first become exercisable by such participant during any calendar year also may not exceed $100,000 (any excess to be considered nonstatutory stock options).

Options become exercisable at the times and on the terms established by the Administrator. The Administrator also establishes the time at which options expire, but the expiration may not be later than ten years after the grant date or such shorter term as provided in an Award agreement. In addition, if a participant who, at the time an incentive stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries, the expiration term is five years from the date of grant or such shorter term as provided in the Award agreement.

After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time determined by the Administrator and stated in the Award agreement. In the absence of a time specified in a participant's Award agreement, a participant may exercise the option within three months of such termination, to the extent that the option is vested on the date of termination (but in no event later than the expiration of the term of such option as set forth in the Award agreement), unless such participant's service relationship terminates due to the participant's death or disability, in which case the participant or, if the participant has died, the participant's estate, beneficiary designated in accordance with the Administrator's requirements or the person who acquires the right to exercise the option by bequest or inheritance, may exercise the option, to the extent the option was vested on the date of termination, within twelve months from the date of such termination.

The exercise price of each option must be paid in full in cash (or cash equivalent) at the time of exercise. The Administrator also may permit payment through the tender of shares that are already owned by the participant, or by any other means that the Administrator determines to be consistent with the purpose of the 2005 Plan. At the time of exercise, a participant must pay any taxes that Atmel is required to withhold.

Stock Purchase Rights. Shares acquired pursuant to a grant of stock purchase rights under the 2005 Plan are restricted stock. Restricted stock will vest in accordance with the terms and conditions established by the Administrator. The Administrator determines the number of shares of restricted stock granted to any participant, but during any fiscal year of Atmel, no participant may be granted more than 1,500,000 shares of restricted stock (and/or other Awards) (increasing to 5,000,000 shares if the proposed amendments are approved by the stockholders) unless in connection with the participant's initial year of service, in which case such participant may be granted restricted stock (and/or other Awards) up to an additional 1,500,000 shares (increasing to 5,000,000 shares if the proposed amendments are approved by the stockholders).

In determining whether a grant of stock purchase rights should be made, and/or the vesting schedule for any such Award, the Administrator may impose whatever conditions to vesting it determines to be appropriate. Each stock purchase rights Award is evidenced by an Award agreement specifying the terms and conditions of the Award. Notwithstanding the foregoing, if the Administrator desires that the Award qualify as performance-based

compensation under Section 162(m), any restrictions will be based on a specified list of performance goals (see "Performance Goals" below for more information).

A holder of restricted stock will have full voting rights, unless determined otherwise by the Administrator. A holder of restricted stock also generally will be entitled to receive all dividends and other distributions paid with respect to shares; provided, however, that dividends and distributions generally will be subject to the same vesting criteria as the shares upon which the dividend or distribution was paid.

Stock Appreciation Rights. Stock appreciation rights ("SARs") are Awards that grant the participant the right to receive an amount (in the form of cash, shares of equal value, or a combination thereof, as determined by the Administrator) equal to (1) the number of shares exercised, times (2) the amount by which Atmel's stock price exceeds the exercise price. Each stock appreciation right Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The exercise price is set by the Administrator but cannot be less than 100% of the fair market value of the covered shares on the grant date. A SAR may be exercised only if it becomes vested based on the vesting schedule established by the Administrator. SARs expire under the same rules that apply to options and are subject to the same per-person limits (1,500,000 covered shares for SARs and/or other Awards in any fiscal year, increasing to 5,000,000 shares if the proposed amendments are approved by the stockholders, unless in connection with the participant's initial year of service, in which case such participant may be granted SARs covering up to an additional 1,500,000 shares, increasing to 5,000,000 shares if the proposed amendments are approved by the stockholders).

Restricted Stock Units. Restricted Stock units are Awards that result in a payment to a participant (in the form of cash, shares of equal value, or a combination thereof, as determined by the Administrator) only if performance goals and/or other vesting criteria established by the Administrator are achieved or the Awards otherwise vest. Each restricted stock units Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The applicable performance goals or vesting criteria (which may be based solely on continued service to Atmel and its affiliates) will be determined by the Administrator, and may be applied on a company-wide, business unit or individual basis, as deemed appropriate in light of the participant's specific responsibilities (see "Performance Goals" below for more information). Pursuant to the 2005 Plan, the performance period related to restricted stock units with performance goals shall not be less than one (1) year, and the performance period related to restricted stock units with time-based vesting provisions shall not be less than three (3) years; provided, however, that up to five percent (5%) of the shares currently authorized for grant under the 2005 Plan may be subject to restricted stock units without such limits on the length of the performance period.

During any fiscal year of Atmel, no participant may receive restricted stock units covering greater than 1,500,000 shares (increasing to 5,000,000 shares if the proposed amendments are approved by the stockholders) unless in connection with the participant's initial year of service, in which case such participant may be granted restricted stock units covering up to an additional 1,500,000 shares (increasing to 5,000,000 shares if the proposed amendments are approved by the stockholders). The Administrator establishes the initial value of each restricted stock unit on the date of grant.

Performance Goals. The Administrator (in its discretion) may make performance goals applicable to a participant with respect to an Award. At the Administrator's discretion, one or more of the following performance goals may apply:

- Annual Revenue.
- Cash Flow from Operations.
- Net Income.
- Pro Forma Net Income.
- Earnings per Share.
- Return on Sales.

The performance goals may differ from participant to participant and from Award to Award. Any criteria used may be measured, as applicable (1) in absolute terms, (2) in relative terms (including, but not limited to, compared

against another company or companies), (3) against the performance of Atmel as a whole or a segment of Atmel, and/or (4) on a pre-tax or after-tax basis.

By granting Awards that vest upon achievement of performance goals, the Administrator may be able to preserve Atmel's deduction for certain compensation in excess of $1,000,000. Section 162(m) limits Atmel's ability to deduct annual compensation paid to Atmel's Chief Executive Officer or any other of Atmel's four most highly compensated executive officers to $1,000,000 per individual. However, Atmel can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the 2005 Plan, setting limits on the number of Awards that any individual may receive, and for Awards other than stock options and stock appreciation rights, establishing performance criteria that must be met before the Award actually will vest or be paid. The performance goals listed above, as well as the per-person limits on shares covered by Awards, permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting Atmel to receive a federal income tax deduction in connection with such Awards.

Limited Transferability of Awards. Awards granted under the 2005 Plan generally may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution. Notwithstanding the foregoing, the Administrator may permit an individual to transfer an Award to an individual or entity. Any transfer shall be made in accordance with procedures established by the Administrator.

Awards to be Granted to Certain Individuals and Groups. The number of Awards (if any) that an employee, consultant, or director may receive under the 2005 Plan is in the discretion of the Administrator and therefore cannot be determined in advance. Information regarding the Awards that were made to our named executive officers and directors under the 2005 Plan since January 1, 2007 is available in the section entitled "Executive Compensation" below. Atmel's executive officers and directors are eligible for Awards under the 2005 Plan and therefore have an interest in this proposal.

Adjustments upon Changes in Capitalization. If Atmel experiences a stock dividend, reorganization, or other change in capital structure affecting the shares, the number of shares available for issuance under the 2005 Plan, the outstanding Awards, and the per-person limits on Awards, shall be proportionately adjusted to reflect the stock dividend or other change.

Adjustments upon Liquidation or Dissolution. In the event of a liquidation or dissolution, any unexercised Award will terminate. The Administrator may, in its sole discretion, provide that each participant will have the right to exercise all or any part of the Award, including shares as to which the Award would not otherwise be exercisable.

Adjustments upon Merger or Change in Control. The 2005 Plan provides that in the event of a merger with or into another corporation or a sale of all or substantially all of Atmel's assets, the successor corporation will assume or substitute an equivalent Award for each outstanding Award. Unless determined otherwise by the Administrator, any outstanding options or stock appreciation rights not assumed or substituted for will be fully vested and exercisable, including as to shares that would not otherwise have been vested and exercisable, for a period of up to fifteen days from the date of notice to the optionee. The option or stock appreciation right will terminate at the end of such period. Unless determined otherwise by the Administrator, any restricted stock or restricted stock units not assumed or substituted for will be fully vested as to all of the shares subject to the Award, including shares which would not otherwise be vested.

Federal Tax Aspects

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and Atmel of Awards granted under the 2005 Plan. Tax consequences for any particular individual may be different.

Nonstatutory Stock Options and Stock Appreciation Rights. No taxable income is recognized when a nonstatutory stock option or a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the exercise date over the exercise price. Any additional gain or loss recognized upon later disposition of the shares is capital gain or loss.

Incentive Stock Options. No taxable income is recognized when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain or loss will be capital gain or loss.

Stock Purchase Rights and Restricted Stock Units. A participant generally will not have taxable income upon grant of stock purchase rights or restricted stock units. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting date) of the shares or cash received minus any amount paid. For stock purchase rights only, a participant instead may elect to be taxed at the time of grant.

Tax Effect for Atmel. Atmel generally will be entitled to a tax deduction in connection with an Award under the 2005 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). As discussed above, special rules limit the deductibility of compensation paid to Atmel's Chief Executive Officer and to each of the next four most highly compensated executive officers. However, the 2005 Plan has been designed to permit the Administrator to grant Awards that qualify as performance-based compensation under Section 162(m), thereby permitting Atmel to receive a federal income tax deduction in connection with such Awards.

THE FOREGOING IS ONLY A SUMMARY OF THE TAX EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND ATMEL CORPORATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE 2005 PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

Amendment and Termination of the 2005 Plan

The Board generally may amend or terminate the 2005 Plan at any time and for any reason. However, no amendment, suspension, or termination may impair the rights of any participant without his or her consent.

Summary

We believe that the approval of the amendments to the 2005 Plan is important to our continued success. Because the 2005 Plan is designed to assist us in retaining talented employees who help us achieve our business goals, including creating long-term value for stockholders, not increasing the number of shares reserved for issuance thereunder will mean that the 2005 Plan's goals will be more difficult to meet.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit our consolidated financial statements for the year ending December 31, 2008. PricewaterhouseCoopers LLP has audited our financial statements since the year ended December 31, 1985.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the meeting and will have an opportunity to make a statement if they so desire. The representatives are also expected to be available to respond to appropriate questions from the stockholders.

Ratification of Appointment of PricewaterhouseCoopers LLP

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm is not required by Atmel's bylaws or other applicable legal requirements. However, our Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Atmel and its stockholders.

Recommendation of the Board of Directors

The Board unanimously recommends voting **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm for the year ending December 31, 2008. In the event of a negative vote on such ratification, the Audit Committee of the Board will reconsider its selection.

Fees of PricewaterhouseCoopers LLP Incurred by Atmel

The following table sets forth the fees billed for services rendered by PricewaterhouseCoopers LLP for each of our last two fiscal years.

	2007	2006
Audit fees(1)	$4,481,000	$8,993,000
Audit-related fees(2)	144,000	—
Tax fees(3)	155,000	62,500
All other fees	—	—
Total	$4,780,000	$9,055,500

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and of our internal control over financial reporting and the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings. Audit fees for fiscal 2006 also include approximately $3.5 million of fees relating to the restatement of our historical financial statements as a result of the findings of the Audit Committee investigation of our historical stock option grant process as discussed in Note 2, "Restatement of Consolidated Financial Statements" to Consolidated Financial Statements in our Form 10-K for the fiscal year ended December 31, 2006 and other investigations related to (a) certain proposed investments in high yield securities that were being contemplated by the Company's former Chief Executive Officer during the period from 1999 to 2002 and bank transfers related thereto, and (b) alleged payments from certain of the Company's customers to employees at one of the Company's Asian subsidiaries as discussed in Note 11, "Commitments and Contingencies" to Consolidated Financial Statements in our Form 10-K for the fiscal year ended December 31, 2006.

(2) Audit related fees represent fees for acquisition-related due diligence work performed.

(3) Tax fees consisted of acquisition-related tax advice, fees for expatriate tax services, fees for international tax planning services and other tax compliance advice.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit Committee of the Board, subject to a de minimis exception set forth in the SEC rules (the "De Minimis Exception"). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. None of the audit-related

or non-audit services described above were performed pursuant to the De Minimis Exception during the periods in which the pre-approval requirement has been in effect.

CORPORATE GOVERNANCE

Atmel's current corporate governance practices and policies are designed to promote stockholder value and Atmel is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board provides independent leadership in the exercise of its responsibilities. Our management oversees a system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity. You can access information regarding our corporate governance practices on our web site at www.atmel.com/ir/governance.asp.

Corporate Governance Principles

In March 2007, our Board adopted Corporate Governance Principles, which set forth the principles that guide the Board's exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers and set corporate strategy. Our Corporate Governance Principles also provide for majority voting in director elections, except for contested elections; separate the roles of Chairman and Chief Executive Officer; require directors to offer to resign upon a material change in their employment, subject to the Board's acceptance; and limit the number of public company boards on which directors may serve. You can access our Corporate Governance Principles on our web site at www.atmel.-com/ir/governance.asp.

Code of Ethics/Standards of Business Conduct

It is our policy to conduct our operations in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior. This policy can be found in our Standards of Business Conduct, which is applicable to all of our directors, officers and employees, and which complies with the SEC's requirements and with listing standards of the NASDAQ Stock Market LLC ("Nasdaq").

Our Standards of Business Conduct are designed to promote honest and ethical conduct and the compliance with all applicable laws, rules and regulations and to deter wrongdoing. Our Standards of Business Conduct are also aimed at ensuring that information we provide to the public (including our filings with and submissions to the SEC) is accurate, complete, fair, relevant, timely and understandable. A copy of our Standards of Business Conduct can be accessed on our web site at www.atmel.com/ir/governance.asp. We intend to disclose future amendments to certain provisions of our Standards of Business Conduct, or waivers of such provisions granted to directors and executive officers, on our web site in accordance with applicable SEC and Nasdaq requirements.

Independence of Directors

The Board has determined that each of the following directors, constituting a majority of the Board, is "independent" within the meaning of the Nasdaq's listing standards:

T. Peter Thomas
Dr. Chaiho Kim
David Sugishita
Papken Der Torossian
Jack L. Saltich
Charles Carinalli
Dr. Edward Ross

Such independence definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by the Nasdaq listing standards, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Meetings and Committees

All directors are expected to attend each meeting of the Board and the committees on which he or she serves. All directors are also encouraged, but not required, to attend our Annual Meeting of Stockholders. Each director and director nominee at the time, other than Pierre Fougere, attended the 2007 Annual Meeting of Stockholders. During the fiscal year ended December 31, 2007, the Board held 14 meetings.

The Board has the following standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the directors attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board (held during the period for which he was a director) and (ii) the total number of meetings held by all committees of the Board on which he served during the past fiscal year (held during the periods that he served).

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Messrs. Sugishita, Kim, Saltich and Thomas. The Board has determined that (1) each of the current members of the Audit Committee is "independent" within the meaning of the Nasdaq listing standards and within the meaning of the rules of the Exchange Act and (2) David Sugishita meets the requirements of an audit committee financial expert in accordance with SEC rules. The Audit Committee held 24 meetings during 2007 at which, among other things, it discussed Atmel's financial results and regulatory developments and Atmel's response to such regulatory developments with Atmel's independent registered public accounting firm. In addition, in 2007, the Audit Committee has met numerous times to discuss and oversee (a) the investigation into the misuse of corporate travel funds, (b) the timing of past stock option grants and other potentially related issues, (c) certain proposed investments in high yield securities that were being contemplated by Atmel's former Chief Executive Officer during the period from 1999 to 2002 and bank transfers related thereto, and (d) alleged payments from certain of Atmel's customers to employees at one of Atmel's Asian subsidiaries. The duties of the Audit Committee are to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of Atmel's independent registered public accounting firm, the organization and performance of Atmel's internal audit function,and Atmel's internal accounting and financial controls. Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement, reviews the reports of Atmel's management, internal audit and independent registered public accounting firm concerning Atmel's internal accounting and financial controls, appoints, determines the compensation of and oversees the work of Atmel's independent registered public accounting firm, and reviews and approves the scope of the annual audit. In discharging its oversight role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all of Atmel's books, records, facilities and personnel and the power to retain outside counsel, auditors or other experts for this purpose. The Audit Committee has the sole authority and responsibility to select, evaluate and, where appropriate, replace Atmel's independent registered public accounting firm. The charter of the Audit Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

See "Report of the Audit Committee" below for more information regarding the functions of the Audit Committee.

Corporate Governance and Nominating Committee

We have a separately-designated standing Corporate Governance and Nominating Committee that currently consists of Messrs. Sugishita, Kim, Thomas and Der Torossian. The Board has determined that each of the members of the Corporate Governance and Nominating Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee develops principles of corporate governance and recommends changes to the Board as necessary. The Committee also reviews governance-related stockholder proposals and makes recommendations to the Board for action on such proposals. For additional information see "Director Candidates" below. The Corporate Governance and Nominating Committee makes recommendations to the Board regarding the composition and size of the Board. The Committee also establishes procedures for the submission of candidates for election to the Board,

establishes procedures for identifying and evaluating candidates for director and determines the relevant criteria for Board membership. The Corporate Governance and Nominating Committee held 2 meetings during 2007. The charter of the Corporate Governance and Nominating Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

Compensation Committee

We have a separately-designated standing Compensation Committee. The Compensation Committee currently consists of Messrs. Saltich, Der Torossian, Sugishita and Thomas. Our Board has determined that each of the members of the Compensation Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews and approves Atmel's executive compensation policies, including the salaries and target bonuses of our executive officers, and administers our incentive stock plans. See "Executive Compensation — Compensation Discussion and Analysis" and "Executive Compensation — Compensation of Directors" below for a description of Atmel's processes and procedures for the consideration and determination of executive compensation. The Compensation Committee held 14 meetings during 2007. The charter of the Compensation Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

The Compensation Committee Report is included below in "Executive Compensation."

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, the following directors (or former directors) have at one time been members of Atmel's Compensation Committee: Messrs. Saltich, Der Torossian, Fougere, Sugishita and Thomas. No interlocking relationships exist between any member of the Board or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee was as of the time of his service on the Compensation Committee a present or former officer or employee of Atmel or its subsidiaries, other than Mr. Sugishita, who since August 2006 has served as non-executive Chairman of the Board.

Director Candidates

Atmel's bylaws set forth the procedure for the proper submission of stockholder nominations for membership on the Board. Please refer to Section 2.2(c) of our bylaws for a description of the process for nominating directors. It is the Corporate Governance and Nominating Committee's policy to consider properly submitted stockholder recommendations (as opposed to a formal nomination) for candidates for membership on the Board. A stockholder may submit a recommendation for a candidate for membership on the Board by submitting in writing the name and background of such candidate to the Atmel Corporate Governance and Nominating Committee, c/o Secretary, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. The Corporate Governance and Nominating Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate's name and biographical information, and (3) the recommending stockholder has consented in writing to public disclosure of such stockholder's name. Required biographical and background information include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending stockholder believes supports such candidacy (keeping in mind the criteria discussed below that the Corporate Governance and Nominating Committee considers when making recommendations for nomination to the Board).

The Corporate Governance and Nominating Committee uses a variety of methods for identifying candidates for nomination to the Board. Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Committee through professional search firms, stockholders or other persons. The process by which candidates for nomination to the Board are evaluated includes review of biographical information and background material on potential candidates by Committee members, meetings of Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Committee. Candidates recommended by

stockholders (and properly submitted, as discussed below) are evaluated by the Corporate Governance and Nominating Committee using the same criteria as other candidates. Although the Corporate Governance and Nominating Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board, the Committee does review numerous criteria before recommending a candidate. Such criteria include: character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, other commitments and the like.

On February 15, 2008, the Board appointed Charles Carinalli to the Board to fill the vacancy left when Pierre Fougere retired as a director of Atmel. On April 9, 2008, the Board amended the bylaws to increase the size of the Board from eight (8) to nine (9) members and appointed Dr. Edward Ross to the Board. The Corporate Governance and Nominating Committee conducted a thorough search process to identify director candidates for these positions. As part of that process, the Corporate Governance and Nominating Committee retained executive search experts Heidrick & Struggles to assist it in seeking and evaluating candidates for nomination to the Board. After evaluating and interviewing candidates, the members of the Corporate Governance and Nominating Committee recommended Mr. Carinalli and Dr. Ross for nomination to the Board. Mr. Carinalli and Dr. Ross were each initially suggested as candidates by a non-management director.

Communications from Stockholders

Stockholders may communicate with the Board by submitting either an e-mail to bod@atmel.com or written communication addressed to the Board (or specific board member) c/o Secretary, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. E-mail communications that are intended for a specific director should be sent to the e-mail address above to the attention of the applicable director. The Chairman of the Corporate Governance and Nominating Committee will, with the assistance of our Chief Legal Officer, (1) review all communications to the Board, (2) determine if such communications relate to substantive matters, (3) if such communications relate to substantive matters, provide copies (or summaries) of such communications to the other directors as he or she considers appropriate, and (4) if such communications do not relate to substantive matters, determine what action, if any, will be taken with such communications. Communications relating to corporate governance and long-term corporate strategy are more likely to be deemed "substantive" and therefore forwarded on to the Board than communications relating to personal grievances or matters as to which we receive repetitive and duplicative communications.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Atmel's compensation program for its executive officers is generally intended to meet the following objectives: (1) attract, retain, motivate and reward superior executive talent, which is key to the business success of the Company, with above average compensation; (2) link total rewards with the achievement of Atmel's strategic objectives (financial and non-financial) and individual performance goals; and (3) align the interests and objectives of Atmel's executives with the interests of our stockholders. To meet these objectives, Atmel has adopted the following overriding policies:

- Pay competitive total compensation; and
- Reward performance by:
  - setting challenging goals for our executive officers and providing a short-term incentive through an annual bonus plan that is based upon achievement of these goals; and
  - providing long-term incentives in the form of stock options and restricted stock units, in order to reward and retain those individuals with the leadership abilities necessary for increasing long-term stockholder value while aligning the interests of our executive officers with those of our stockholders.

The Compensation Committee determines the compensation for all of Atmel's executive officers and uses the above policies to guide it in assessing the proper allocation among the following elements of compensation: base salary, annual bonus, and equity compensation. The Compensation Committee reviews these three primary elements that comprise Atmel's compensation program for its executive officers on an annual basis.

The Compensation Committee does not target specific competitive levels of pay for individual executives; rather, in determining levels of compensation for individual executives, the Compensation Committee takes into consideration a number of factors, including the following:

- Atmel's performance against financial goals, including profitability and revenue;
- individual executive performance, experience and qualifications;
- the scope of the executive's role;
- competitive pay practices and prevailing market conditions; and
- internal pay consistency.

Based on its assessment of these factors, pay levels for individual executives may vary significantly from general practices among our Peer Companies and Survey Data.

Throughout this Compensation Discussion and Analysis, each individual who served as the Chief Executive Officer and Chief Financial Officer during fiscal 2007, as well as the other individuals included in the "Summary Compensation Table" below, are referred to as the "named executive officers."

Role of Compensation Committee

Atmel's executive compensation program is overseen and administered by the Compensation Committee. The Compensation Committee currently consists of Messrs. Saltich, Der Torossian, Sugishita and Thomas. Each of these individuals qualifies as (i) an "independent director" under the Nasdaq listing standards, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934, and (iii) an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee reviews and approves our executive compensation policies, including the salaries and target bonuses of our executive officers, and administers our stock incentive plans. The Compensation Committee held 14 meetings during 2007. The Compensation Committee operates under a written charter adopted by our Board. A copy of the charter is available at http://www.atmel.com/ir/governance.asp.

Role of Executive Officers in Compensation Decisions

The Compensation Committee meets with Atmel's President and Chief Executive Officer, Mr. Laub, and/or other executives to obtain recommendations with respect to Company compensation programs, practices and packages for executives; other employees and directors. Management makes recommendations to the Compensation Committee on the base salary, bonus targets and equity compensation for the executive team and other employees; however, individual executive officers do not propose or seek approval for their own compensation. The Compensation Committee considers, but is not bound by and does not always accept, management's recommendations with respect to executive compensation.

Mr. Laub attends some of the Compensation Committee's meetings, but the Compensation Committee also holds executive sessions not attended by any members of management or non-independent directors. The Compensation Committee discusses Mr. Laub's compensation package with him, but makes decisions with respect to Mr. Laub's compensation without him present. The Compensation Committee has the ultimate authority to make decisions with respect to the compensation of our named executive officers, but may, if it chooses, delegate any of its responsibilities to a subcommittee. The Compensation Committee has not delegated any of its authority with respect to any material component of the compensation of executive officers of Atmel. In October 2007 and February 2008, the Board delegated authority to our Chief Executive Officer to grant options and restricted stock units to certain non-executive employees under specific circumstances, including prior review and approval from the vice president of human resources (or a delegate) and subsequent review from the chief legal officer (or a

delegate). Copies of approvals pursuant to this delegation of authority are to be provided to the Compensation Committee on at least a quarterly basis.

Role of Compensation Consultant

The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibility and has done so. During 2007, the Compensation Committee retained Compensia, Inc. ("Compensia") to advise the Compensation Committee on executive compensation matters, including benchmarking against Atmel's peers, consulting with respect to salary, bonus and equity compensation of executive officers and consulting with respect to compensation-related terms of employment agreements of executive officers. Compensia serves at the discretion of the Compensation Committee. In 2007, Compensia also advised Atmel's Corporate Governance and Nominating Committee with respect to the compensation of Atmel's Board of Directors. Although Compensia worked with management in carrying out its duties for the Compensation Committee and the Corporate Governance and Nominating Committee, Compensia did not provide services directly to Atmel's management in 2007.

In analyzing our executive compensation program for fiscal 2007, Compensia used data from a group of peer companies in the semiconductor industry, other peer companies in the high-tech industry (collectively, the "Peer Companies") and multiple data points of companies represented in executive compensation surveys ("Survey Data"). The Peer Companies were selected on the basis of their fiscal and business similarities to Atmel and were approved by the Compensation Committee. The Survey Data was comprised primarily of San Francisco Bay Area technology companies with annual revenues between $1 billion and $3 billion. Peer Companies were:

- Altera
- Analog Devices
- Autodesk
- Broadcom Corporation
- Cadence Design Systems
- Cypress Semiconductor
- Fairchild Semiconductor International
- International Rectifier Corporation
- Juniper Networks
- Linear Technology
- LSI Logic
- Marvell Technology Group
- Maxim Integrated Products
- Microchip Technology
- National Semiconductor
- NVIDIA Corporation
- ON Semiconductor
- Palm
- Spansion
- Synopsys
- Verisign

- Vishay Intertechnology
- Xilinx

Elements of Compensation

There are three primary elements that comprise Atmel's compensation program: (i) base salary; (ii) annual bonuses; and (iii) long-term incentives through equity awards. Each of these elements is considered a primary element of compensation because each is considered useful and necessary to meet one or more of the principal objectives of our compensation policies. For instance, base salary and bonus target percentage are set with the goal of attracting employees and adequately compensating and rewarding them on a day-to-day basis for the time spent and the services they perform, while our equity programs are geared toward providing an incentive and reward for the achievement of long-term business and individual objectives and attracting, motivating, rewarding and retaining key talent. Atmel believes that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program.

The following secondary elements supplement Atmel's compensation program: (i) deferred compensation benefits; (ii) retirement benefits provided under a 401(k) plan or as typically provided in the country where our executive officers reside; and (iii) generally available benefit programs, such as welfare benefits. The above are considered secondary elements of Atmel's compensation program because they typically comprise a relatively small percentage of the total compensation of our executive officers and are generally set at levels such that they would not constitute a strong factor in attracting or retaining our executive officers. With the exception of Mr. Laub, or pursuant to the statutory requirements of the countries in which our executive officers are employed, Atmel does not currently provide its executive officers with severance or other payments following, or in connection with, any termination or change-in-control. Mr. Laub's agreement is discussed below under the section entitled "Potential Payments Upon Termination or Change of Control."

The Compensation Committee reviews our executive compensation program on an annual basis, including each of the above elements, other than deferred compensation and retirement benefits (which are reviewed from time to time to ensure that benefit levels remain competitive, but are not included in the annual determination of an executive's compensation package). In setting compensation levels for a particular executive, the Compensation Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as the factors listed above in "Overview of Compensation Program and Philosophy."

Base Salary, Bonuses and Equity Awards — Overview

Atmel makes base salaries and bonuses a significant portion of the executive compensation package in order to remain competitive in attracting and retaining executive talent. Bonuses also are paid in order to incentivize and reward the executives for achieving individual goals and the goals of Atmel. The Compensation Committee determines each executive officer's target total annual cash compensation (salary and bonuses) on a yearly basis. The Compensation Committee also grants equity compensation to executive officers in order to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to maximize stockholder value.

Base Salary

In fiscal 2007, with the consultation services of Compensia and following review of the factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee increased the base salaries of each of Atmel's named executive officers. These increases range from 3.6% to 13.7% of the named executive officer's previous base salaries.

Name and Title	Previous Base Salary	Newly Approved Base Salary	Percentage Increase (%)
Steven Laub, President and Chief Executive Officer	$700,000	$725,000	3.6%
Robert Avery, Vice President Finance and Chief Financial Officer	$350,000	$375,000	7.1%
Robert McConnell, Vice President and General Manager, RF and Automotive Segment	$325,000	$356,000	9.5%
Bernard Pruniaux, Vice President and General Manager, ASIC Segment	$320,000	$363,800	13.7%
Tsung-Ching Wu, Executive Vice President, Office of the President	$475,000	$492,000	3.6%

Bonuses

Payment of bonus amounts, and therefore total cash compensation, depends on the achievement of specified performance goals (company-wide, business unit and individual). Such bonus amounts were determined based on the objectives set forth below and compared to objectives reviewed by the Compensation Committee in early 2007.

Executive Bonus Plan. With the consultation services of Compensia, the Compensation Committee adopted an executive bonus plan for fiscal year 2007 (the "2007 Bonus Plan"). The 2007 Bonus Plan is a cash incentive program designed to motivate participants to achieve Atmel's financial and other performance objectives, and to reward them for their achievements when those objectives are met. All of Atmel's executive officers were eligible to participate in the 2007 Bonus Plan. Target bonuses ranged from 50% to 115% of an executive's base salary, and the amount of the bonus actually paid to an executive officer was based on the achievement of (i) certain Company performance objectives tied to Atmel's annual revenue and non-GAAP operating profit, (ii) certain individual performance objectives approved by the Compensation Committee, and (iii) for some executive officers, certain business unit objectives tied to the business unit's annual revenue and non-GAAP operating profit, or certain objectives tied to sales region billings. Non-GAAP operating profit figures exclude the effect of stock-based compensation expense, restructuring and asset impairment charges, and certain legal and accounting expenses. The 2007 Bonus Plan also provided for increases in an executive officer's bonus depending on (a) Atmel meeting both its annual revenue and non-GAAP operating profit objectives, and in addition meeting or exceeding certain higher thresholds for the Company, business unit performance and/or sales region billing objectives applicable to the executive officer, or (b) the executive officer's performance relative to his individual performance objectives. Total payouts under the executive bonus plan could range from zero to 200% of target.

For fiscal 2007, the Compensation Committee determined that it would be appropriate to choose different performance measures for different executives as follows:

- For Mr. Laub, the Compensation Committee chose two primary measures: (1) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 37.5% each); and (2) individual performance objectives (weighted at 25%), which included leadership, recruitment and retention of senior executives, success in building and maintaining a rapport and increasing credibility with Atmel's stockholders and analysts, and progress in the implementation of corporate initiatives and strategic, restructuring and operational plans.

- For corporate executives that were not business unit heads, the Compensation Committee chose two primary measures: (1) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 37.5% each); and (2) individual performance objectives (weighted at 25%), which included strategic, restructuring, operational, human resources and teamwork oriented objectives.

- For executives that were business unit heads, the Compensation Committee chose three primary measures: (1) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 18.75% each); (2) the business unit's financial objectives, which consisted of the business unit's revenue and non-GAAP operating profit percentage (weighted at 18.75% each); and (3) individual performance objectives (weighted at 25%), which included strategic, restructuring, operational, human resources and teamwork oriented objectives.

- For sales executives, the Compensation Committee chose three primary measures: (1) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 18.75% each); (2) sales region billings (weighted at 37.5%); and (3) individual performance objectives (weighted at 25%), which included strategic, operational, human resources and teamwork oriented objectives.

Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit, were set at levels that required the Company's best level of performance since the beginning of fiscal 2001, excluding the effect of stock-based compensation expense, restructuring and asset impairment charges, and certain legal and accounting expenses. The Compensation Committee retained discretion to reduce or increase the bonus that would otherwise be payable based on actual performance.

We issued our audited financial statements for fiscal year 2007 on February 29, 2008. On April 9, 2008, the Compensation Committee reviewed the Company's audited fiscal 2007 financial results and the individual performance of the executives and, based upon such performance as measured against the performance measures specified in the 2007 Bonus Plan, the Committee approved cash bonus awards for the Company's executive officers. Approved awards for the named executive officers are listed below:

Name and Title	Fiscal 2007 Cash Bonus Awards
Steven Laub, President and Chief Executive Officer	$968,333
Robert Avery, Vice President Finance and Chief Financial Officer	$291,493
Robert McConnell, Vice President and General Manager, RF and Automotive Segment	$215,732
Bernard Pruniaux, Vice President and General Manager, ASIC Segment	$180,936
Tsung-Ching Wu, Executive Vice President, Office of the President	$428,563

Long-Term Incentive Compensation

Atmel provides long-term incentive compensation through awards of stock options and restricted stock units that generally vest over multiple years. Atmel's equity compensation program is intended to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to maximize stockholder value. The equity compensation program also is designed to encourage our executive officers to remain employed with Atmel despite a very competitive labor market.

Equity-based incentives are granted to our executive officers under Atmel's stockholder-approved 2005 Stock Plan. The Compensation Committee has granted equity awards at its scheduled meetings or by unanimous written consent. Grants approved during scheduled meetings became effective and were priced as of the date of approval, and grants approved by unanimous written consent became effective and were priced as of the date the last signature was obtained or as of a predetermined future date. On October 19, 2007, the Board approved a new policy for grants of equity awards. Under the new policy, grants approved during scheduled meetings or by unanimous written consent effective upon the date the last signature is obtained, are priced (the "Pricing Date") with respect to options, on the 15th of the month on or after the approval date, or the next trading day if the market is not open on the 15th of the month (for example, stock options approved between October 16 and November 15 would have a Pricing Date of November 15), and with respect to restricted stock units, are effective (the "Effective Date") on the 15th of the middle month of the calendar quarter in which the approval date occurs (for example, RSUs with an approval date between January 1 and March 31 would have an Effective Date of February 15). All options have a per share exercise price equal to the fair market value of Atmel's common stock on the Pricing Date. The Compensation Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in

anticipation of the release of material nonpublic information that is likely to result in changes to the price of Atmel common stock, such as a significant positive or negative earnings announcement. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. Also, because equity compensation awards typically vest over a four-year period, the value to recipients of any immediate increase in the price of Atmel's stock following a grant may be attenuated.

Our Compensation Committee regularly monitors the environment in which Atmel operates and makes changes to our equity compensation program to help us meet our goals, including achieving long-term stockholder value. Atmel grants stock options and restricted stock units because they can be effective tools for meeting Atmel's compensation goal of increasing long-term stockholder value by tying the value of executive officer rewards to Atmel's future stock price performance. Employees are able to profit from stock options only if Atmel's stock price increases in value over the stock option's exercise price. Restricted stock units also provide significant incentives tied to stock price appreciation as well as incentives for the executives to remain employed. Atmel believes the combination of options and restricted stock units that were granted provide effective incentives to executives to achieve increases in the value of Atmel's stock.

The number of options or restricted stock units our Compensation Committee grants to each executive and the vesting schedule for each grant is determined based on the factors discussed above in "Overview of Compensation Program and Philosophy." Existing ownership levels are not a factor in award determination because we do not want to discourage executives from holding Atmel stock. In fiscal 2007, with the consultation services of Compensia and following review of the factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee granted stock options to each of Atmel's executive officers. These grants to the named executive officers are set forth below in the table entitled "Grants of Plan-Based Awards in 2007."

Pursuant to his employment agreement, Mr. Laub was granted (i) 1,450,000 options to purchase Atmel shares at an exercise price of $4.89, the closing price of Atmel shares on August 7, 2006, which vest at a rate of 25% of the shares subject to the option on August 7, 2007 and 1/48 of the shares vesting monthly thereafter, and (ii) 500,000 options on January 2, 2007 at an exercise price of $6.05, the most recent closing price of Atmel shares at such date, which vest at a rate of 25% of the shares subject to the option on August 7, 2007 and the remainder of the shares pro-rata monthly over the three year period beginning August 7, 2007. Pursuant to the employment agreement, the Company was also contractually obligated to issue 1,000,000 shares of restricted stock (or restricted stock units) (the "Restricted Stock") to Mr. Laub on January 2, 2007, which would vest at a rate of 25% of the shares on August 7, 2007, and the remainder of the shares pro-rata quarterly over the three-year period beginning August 7, 2007. However, as a result of the Company not being current in its reporting obligations under the Exchange Act from August 2006 through June 2007, the Company suspended the issuance and sale of shares of its common stock pursuant to its registration statements on Forms S-8 filed with the Securities and Exchange Commission, and was unable to issue the Restricted Stock to Mr. Laub. On March 13, 2007, the Company and Mr. Laub entered into an amendment (the "Amendment") of the employment agreement to provide that Mr. Laub is issued the Restricted Stock, or if that does not occur, to provide that Mr. Laub is compensated as if the Restricted Stock had been issued. Pursuant to the Amendment, the Company agreed to issue the Restricted Stock to Mr. Laub within 10 business days after the Company became current in its reporting obligations under the Exchange Act, but prior to August 6, 2007, subject to the same vesting schedule provided in the employment agreement. Mr. Laub was issued 1,000,000 shares of Restricted Stock on July 11, 2007, which vest at a rate of 25% of the shares vesting on August 7, 2007 and the remainder of the shares pro-rata quarterly over the three year period beginning August 7, 2007. On February 15, 2008, with the consultation services of Compensia and following review of the factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee granted Mr. Laub (i) 1,000,000 options to purchase Atmel shares at an exercise price of $3.32, the closing price of Atmel shares on February 15, 2008, 12.5% of which vested and become exercisable on February 15, 2008, and 2.0833% of which will vest monthly thereafter in equal monthly installments, and (ii) 500,000 restricted stock units, 25% of which shall vest on each anniversary of August 15, 2007.

Executive Deferred Compensation Plan

The Atmel Executive Deferred Compensation Plan (the "EDCP") is a non-qualified deferred compensation plan allowing employees earning over $100,000 to defer a portion of their salary and bonus, thereby allowing the

participating employee to defer taxation on such amounts. Participants are credited with returns based on the allocation of their account balances among mutual funds. Atmel utilizes an investment advisor to control the investment of these funds and the participants remain general creditors of Atmel. Distributions from the plan commence in the quarter following a participant's retirement or termination of employment. Atmel accounts for the EDCP in accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested" ("EITF No. 97-14"). In accordance with EITF No. 97-14, the liability associated with the other diversified assets is being marked to market with the offset being recorded as compensation expense, primarily selling, general and administrative expense, to the extent there is an increase in the value, or a reduction of operating expense, primarily selling, general and administrative expense, to the extent there is a decrease in value. The other diversified assets are marked to market with the offset being recorded as other income (expense), net.

The EDCP is offered to higher level employees in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Tax Deferred Savings Plan (the "401(k) Plan"). Further, Atmel offers the EDCP as a competitive practice to enable it to attract and retain top talent. The EDCP is evaluated for competitiveness in the marketplace from time to time, but the level of benefit provided by the EDCP is not typically taken into account in determining an executive's overall compensation package for a particular year.

Retirement Benefits under the 401(k) Plan, Executive Perquisites and Generally Available Benefit Programs

In addition to the EDCP, Atmel maintains a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Under the 401(k) Plan, all Atmel employees are eligible to receive matching contributions from Atmel that are subject to vesting over time. The matching contribution for the 401(k) Plan year 2007 was dollar for dollar on the first $500.00 of each participant's pretax contributions. Atmel does not provide defined benefit pension plans or defined contribution retirement plans to its executives or other employees other than: (a) the 401(k) Plan, or (b) as required in certain countries other than the United States for legal or competitive reasons.

In fiscal 2007, the executive officers were eligible to receive health care coverage that is generally available to other Atmel employees. In addition, Atmel offers a number of other benefits to the named executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefits programs include the employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, relocation/expatriate programs and services, educational assistance, employee assistance and certain other benefits.

The 401(k) Plan and other generally available benefit programs are intended to allow Atmel to remain competitive in retaining employee talent, and Atmel believes that the availability of the benefit programs generally enhances employee productivity and loyalty to Atmel. The main objectives of Atmel's benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, enhanced health and productivity and to provide support for global workforce mobility, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package.

For certain executive officers located oversees, Atmel provides additional benefits including company-paid tax preparation services, use of a company car and corporate housing.

Atmel periodically reviews its overall benefits programs, including our 401(k) Plan.

Stock Ownership Guidelines

Pursuant to our Corporate Governance Principles, stock ownership for our directors and executive officers is encouraged, and in the case of our executive officers, will be reviewed by the Board.

Accounting and Tax Considerations

In designing its compensation programs, Atmel takes into consideration the accounting and tax effect that each element will or may have on Atmel and the executive officers and other employees as a group. Atmel generally recognizes a charge to earnings for accounting purposes over the service period.

Effective April 9, 2008, Atmel permitted Robert Avery and Rod Erin to elect to amend certain terms of their stock option grant agreements. The amendments were permitted to avoid adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, to these individuals and the Company associated with stock options (or any portion of a stock option) with an exercise price that is less than the fair market value of the stock underlying the option on the date of grant that was not vested as of December 31, 2004 ("Discount Options"). The Internal Revenue Service designed special transition rules to protect taxpayers from the adverse tax consequences described above by permitting holders of Discount Options to make an irrevocable election to specify the year in which the holder would exercise his or her Discount Options. Therefore, the Company permitted such amendments based on the findings of the Compensation Committee that the unfavorable tax consequences of Section 409A will significantly decrease the value of these individuals' outstanding stock options and that it is in the best interests of the Company and its stockholders that the Company provide these individuals with an opportunity to mitigate the potential adverse tax consequences associated with the Discount Options.

Certain stock option grants for these individuals were amended to provide for a fixed exercise in calendar year 2009 or a subsequent year, or earlier upon separation of service or change in control.

Name	Aggregate Number of Shares of Atmel Common Stock Underlying Unvested Stock Options Amended
Robert Avery	15,000
Rod Erin	7,500

Atmel has not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Code. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of Atmel that exceeds certain limits, and that Atmel or its successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. To assist in the avoidance of additional tax under Section 409A, Atmel structured the EDCP and structures its equity awards in a manner intended to comply with the applicable Section 409A requirements.

In determining which elements of compensation are to be paid, and how they are weighted, Atmel also takes into account whether a particular form of compensation will be considered "performance-based" compensation for purposes of Section 162(m) of the Internal Revenue Code. Under Section 162(m), Atmel generally receives a federal income tax deduction for compensation paid to any of its named executive officers only if the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m). All of the stock options granted to our executive officers are intended to qualify as performance-based compensation under Section 162(m). To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible on our federal income tax returns.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R "Share Based Payment" ("SFAS No. 123R"). SFAS No. 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123R superseded our previous accounting under Accounting Principle Board ("APB") No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") for the periods beginning in 2006. We adopted SFAS No. 123R effective January 1, 2006. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest will be recognized as expense over the requisite service periods in our Consolidated Statements of Operations.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Atmel specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2007 required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

Jack L. Saltich (Chairman)
Papken Der Torossian
David Sugishita
T. Peter Thomas

Summary Compensation Table

The following table presents information concerning the compensation of the named executive officers for the fiscal years ended December 31, 2006 and 2007.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Steven Laub(4)	2007	$706,731	$2,001,042	$1,873,120	$968,333	—	$ 25,714	$5,574,940
President and Chief Executive Officer	2006	$255,769	—	$ 470,356	$395,996	—	$ 6,925	$1,129,046
Robert Avery	2007	$356,731	—	$ 317,552	$291,493	—	$ 19,886	$ 985,662
Vice President Finance and Chief Financial Officer	2006	$315,412	—	$ 234,102	$278,907	—	$ 13,655	$ 842,076
Robert McConnell *Vice President and General Manager, RF and Automotive Segment*	2007	$330,609	—	$ 204,340	$215,732	—	$289,357	$1,040,038
Bernard Pruniaux(5)	2007	$355,436	—	$ 340,046	$180,936	$11,492	$ 37,507	$ 925,417
Vice President and General Manager, ASIC Segment	2006	$304,269	—	$ 225,605	$116,629	(6)	$ 22,653	$ 669,156
Tsung-Ching Wu	2007	$479,577	—	$ 401,271	$428,563	—	$ 25,684	$1,335,095
Executive Vice President, Office of the President	2006	$445,926	—	$ 221,868	$280,157	—	$ 15,593	$ 963,544

(1) Stock awards consist only of RSUs. Amounts shown do not reflect compensation actually received by the named executive officer. Instead the dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, "Share Based Payment," (SFAS No. 123R), but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. The compensation for RSUs for the fiscal year ended December 31, 2007 is calculated in accordance with SFAS No. 123R and based on the aggregate market value of restricted stock units and the closing price per share of Atmel's common stock on the NASDAQ Global Select Market on the date of grant ($5.65 per share). During the year ended December 31, 2007, the Company's weighted average assumptions to value stock option grants using the Black-Scholes option pricing model were as follows: expected life in years (5.39 — 7.00), risk-free interest rate (3.41% — 5.02%); expected volatility (55% — 65%) and expected dividend yield (0%).

(2) The amounts under Non-Equity Incentive Plan Compensation reflect cash bonuses granted pursuant to the executive bonus plan for fiscal year 2007 adopted by the Compensation Committee on August 27, 2007 (the "2007 Bonus Plan"), although such amounts were paid in fiscal 2008, and the executive bonus plan for fiscal year 2006 adopted by the Compensation Committee on September 29, 2006, although such amounts were paid in fiscal 2007.

(3) The value of perquisites and other personal benefits for each of the named executive officers is as follows:

- Steven Laub: Company paid portion of insurance: health (2007: $13,881; 2006: $5,358), life (2007: $1,860; 2006: $750), short-term disability (2007: $3,857; 2006: $128), long-term disability (2007: $5,616; 2006: $189); Company's matching of 401(k) contributions (2007 & 2006: $500).
- Robert Avery: Company paid portion of insurance: health (2007: $8,518; 2006: $11,275), life (2007:$1,395; 2006: $1,620), short-term disability (2007: $3,857; 2006: $306), long-term disability (2007: $5,616; 2006: $454); Company's matching of 401(k) contributions (2007 & 2006: $500).
- Robert McConnell: Company payment of excess taxes imposed as expatriate ($229,318); Company housing ($23,564); Company auto ($11,856); tax gross up — taxes ($4,283); tax gross up — housing ($347); tax gross up — auto ($174); Company paid portion of insurance: health ($8,518), life ($1,324), short-term disability ($3,857), long-term disability ($5,616); Company's matching of 401(k) contributions ($500)..
- Bernard Pruniaux: Company auto (2007:$5,802; 2006: $5,391); Payments from GAN pension (2007: $20,726); Company pension plan contribution (2007:$7,895; 2006: $7,082); Company paid portion of insurance: health (2007: $750; 2006: $8,909), life (2007: $628; 2006: $511), short-term disability (2007: $483; 2006: $306), long-term disability (2007:$1,428; 2006: $454). Mr. Pruniaux's auto and pension plan contribution were paid in Euros (the translation to U.S. Dollars is based on average month-end exchange rates of 1.36277 and 1.26637 U.S. Dollars per Euro in 2007 and 2006, respectively).
- Tsung-Ching Wu: Company paid portion of insurance: health (2007: $13,881; 2006: $12,623), life (2007: $1,830; 2006: $1,710), short-term disability (2007: $3,857; 2006: $306), long-term disability (2007: $5,616; 2006: $454); Company's matching of 401(k) contributions (2007 & 2006: $500).

(4) The annual salary for Mr. Laub for 2006 (effective August 2006 upon his entering into an employment agreement to become Atmel's President and Chief Executive Officer) was $700,000.

(5) Other than perquisites and unless otherwise noted, Mr. Pruniaux's compensation was paid in Euros (the translation to U.S. Dollars is based on average month-end exchange rates of 1.36277 and 1.26637 U.S. Dollars per Euro in 2007 and 2006, respectively). Salary includes payments in U.S. Dollars in the amount of $52,485 and $52,000 in 2007 and 2006, respectively. Mr. Pruniaux's 2006 Non-Equity Incentive Plan Compensation was calculated in U.S. Dollars on June 18, 2007 and converted at the U.S. Dollar per Euro exchange rate on such date, except for $56,987 which was previously paid as an advance.

(6) The amount for 2006 was -$4,113.

Grants of Plan-Based Awards in 2007

The following table presents information concerning each grant of an award made to a named executive officer in fiscal 2007 under any plan.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(5)
		Threshold ($)	Target ($)	Maximum ($)				
Steven Laub	1/2/07					500,000(3)	$6.05	$1,894,726
	7/11/07				1,000,000			$5,650,000
	8/27/07	0	833,750	1,667,500				
Robert Avery	8/15/07					175,000(4)	$4.74	$ 455,745
	8/27/07	0	281,250	562,500				
Robert McConnell	8/15/07					150,000(4)	$4.74	$ 390,639
	8/27/07	0	213,600	427,200				
Bernard Pruniaux	8/15/07					150,000(4)	$4.74	$ 474,788
	8/27/07	0	218,280	436,560				
Tsung-Ching Wu	8/15/07					300,000(4)	$4.74	$ 781,277
	8/27/07	0	369,000	738.000				

(1) Reflects the minimum, target and maximum payment amounts that named executive officers may receive under the 2007 Bonus Plan, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Bonuses" section above. The amounts range from zero (if the threshold level for financial performance and individual goals are not achieved) to a cap based on a certain percentage of the individual's base salary. The actual payout is determined by the Compensation Committee by multiplying (a) the percentage completion of the executive's goals times (b) the sum of the amounts calculated by applying the multipliers of the performance objectives to the performance objectives. Payouts under the 2007 Bonus Plan may be zero depending on our performance against the Company, business unit and/or sales region billing performance objectives and the executive's performance against individual performance objectives. Based on the parameters of the 2007 Bonus Plan, payouts are determined by the Compensation Committee. The applicable caps are as follows: 230% for Mr. Laub; 150% for Mr. Avery; 150% for Mr. Wu; 120% for Mr. McConnell; and 120% for Mr. Pruniaux. The actual bonus amounts were determined by the Compensation Committee in April 2008 and are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

(2) Reflects restricted stock units granted pursuant to the 2005 Stock Plan. Each restricted stock unit represents a contingent right to receive one share of Atmel's Common Stock, and were granted pursuant to Mr. Laub's Employment Agreement with Atmel dated August 6, 2006, as amended on March 13, 2007. 25% of these shares vested on August 7, 2007, and the remaining shares vest pro rata quarterly thereafter, such that 100% of these shares will be fully vested on August 7, 2010.

(3) Reflects options to purchase common stock granted pursuant to the 2005 Stock Plan. Options granted were pursuant to Mr. Laub's Employment Agreement with Atmel dated August 6, 2006. 25% of the shares subject to the option vested and became exercisable on August 7, 2007, and the remaining shares vest pro rata monthly thereafter, such that 100% of the shares subject to the option will be fully vested and exercisable on August 7, 2010.

(4) Reflects options to purchase common stock granted pursuant to the 2005 Stock Plan. Shares subject to the option vest and become exercisable as follows: 2.0833% each month such that 100% of the shares subject to the option will be fully vested and exercisable on August 15, 2011.

(5) Reflects the grant date fair value of each equity award computed in accordance with SFAS No. 123R. See footnote (1) to "Summary Compensation Table" for a description of the assumptions used in the valuation of these awards under SFAS No. 123R. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at 2007 Fiscal Year End

The following table presents information concerning unexercised options and stock that has not vested for each named executive officer outstanding as of the end of fiscal 2007.

	Option Awards					Stock Awards	
		Number of Securities Underlying Unexercised Options (#)					
Name	Grant Date(1)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Steven Laub	2/10/06	22,917	27,083	$ 4.78	2/10/16		
	8/7/06(2)	483,333	966,667	$ 4.89	8/7/16		
	1/2/07	166,667	333,333	$ 6.05	1/2/17		
	7/11/07	—	—	—	—	687,500(3)	$2,970,000(4)
Robert Avery	7/16/99	14,000	—	$ 7.83	7/16/09		
	11/17/00	4,000	—	$12.13	11/17/10		
	12/14/01	4,000	—	$ 8.02	12/14/11		
	11/15/02	5,300	—	$ 2.11	11/15/12		
	12/19/03	20,000	—	$ 5.75	12/19/13		
	2/11/05	21,250	8,750	$ 3.29	2/11/15		
	7/15/05	120,833	79,167	$ 2.66	7/15/15		
	9/6/06	62,500	137,500	$ 5.73	9/6/16		
	8/15/07(5)	14,583	160,417	$ 4.74	8/15/17		
Robert McConnell	1/10/03	67,000	—	$ 2.62	1/10/13		
	12/19/03	80,000	—	$ 5.75	12/19/13		
	2/11/05	28,333	11,667	$ 3.29	2/11/15		
	9/6/06	46,876	103,124	$ 5.73	9/6/16		
	8/15/07(5)	12,500	137,500	$ 4.74	8/15/17		
Bernard Pruniaux	10/9/98	80,000	—	$ 1.98	10/9/08		
	11/17/00	30,000	—	$12.13	11/17/10		
	9/17/01	50,000	—	$ 7.12	9/17/11		
	11/15/02	50,000	—	$ 2.11	11/15/12		
	12/19/03(6)	—	80,000	$ 5.75	12/19/13		
	2/11/05(6)	—	100,000	$ 3.29	2/11/15		
	9/6/06(7)	—	150,000	$ 5.73	9/6/16		
	8/15/07(7)	—	150,000	$ 4.74	8/15/17		
Tsung-Ching Wu	2/15/02	100,000	—	$ 7.69	2/15/12		
	11/15/02	100,000	—	$ 2.11	11/15/12		
	12/19/03	100,000	—	$ 5.75	12/19/13		
	2/11/05	70,833	29,167	$ 3.29	2/11/15		
	9/6/06	93,750	206,250	$ 5.73	9/6/16		
	8/15/07(5)	25,000	275,000	$ 4.74	8/15/17		

(1) Unless otherwise indicated, all options granted to named executive officers vest and become exercisable over a four-year period as follows: 12.5% six months after the grant date and 2.0833% each month thereafter until fully vested.

(2) This option vests 25% on the first anniversary of the grant date and then 2.0833% per month thereafter.

(3) These restricted stock units vest 25% on August 7, 2007 and then 6.25% per quarter thereafter.

(4) Market value of unvested restricted stock units based on the last reported sales price of our common stock on the NASDAQ Global Select Market of $4.32 per share on December 31, 2007.

(5) This option vests 2.0833% per month until fully vested.

(6) This option vests and becomes exercisable over five years as follows: 100% on the five-year anniversary of the grant date.

(7) This option vests and becomes exercisable over four years as follows: 100% on the four-year anniversary of the grant date.

Option Exercises and Stock Vested at 2007 Fiscal Year End

The following table provides information with respect to option exercises and stock vested during fiscal 2007 by each named executive officer:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting(2)
Steven Laub	—	—	312,500	$1,465,000
Robert Avery	—	—	—	—
Robert McConnell	33,000	$ 69,960	—	—
Bernard Pruniaux	40,000	$141,824	—	—
Tsung-Ching Wu	—	—	—	—

(1) Market value of underlying securities on date of exercise, minus the exercise price.

(2) Market value of shares on date of vesting based on the last reported sales price of our common stock on the NASDAQ Global Select Market on the dates of vesting.

2007 Nonqualified Deferred Compensation

The following table presents information concerning the Atmel Executive Deferred Compensation Plan activity for each named executive officer for fiscal 2007.

Name	Executive Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Balance at Last FYE ($)(3)
Steven Laub	—	—	—
Robert Avery	—	—	—
Robert McConnell	$79,774	$7,207	$164,094
Bernard Pruniaux	—	—	—
Tsung-Ching Wu	—	—	—

(1) Contributions are not included in the Summary Compensation Table.

(2) None of the amounts in this column is included in the Summary Compensation table because plan earnings were not preferential or above market.

(3) Aggregate Balance amounts were not included in the Summary Compensation Table for prior fiscal years.

Pension Benefits for Fiscal Year 2007

The following table sets forth the estimated present value of accumulated pension benefits for each named executive officer as of December 31, 2007.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Steven Laub	—	—	—	—
Robert Avery	—	—	—	—
Robert McConnell	—	—	—	—
Bernard Pruniaux(1)	GAN	15	129,171	$20,726
Tsung-Ching Wu	—	—	—	—

(1) Reflects Company sponsored defined benefit pension plan provided in accordance with statutory requirements in France. Information regarding the valuation method and assumptions applied in quantifying the present value of the current accrued benefit is set forth in Note 12, "Pension Plans," in the Notes to Consolidated Financial Statements in our fiscal year 2007 Annual Report on Form 10-K. Translated from Euros to U.S. Dollars based on 2007 year-end exchange rate of 1.4681 U.S. Dollars per Euro.

Potential Payments Upon Termination or Change of Control

2005 Stock Plan

Pursuant to the terms of the Company's 2005 Stock Plan, in the event of a merger of the Company into another corporation or the sale of substantially all of the assets of the Company, each outstanding award shall be assumed, or an equivalent option or right substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares that would not otherwise be vested or exercisable. All restrictions on restricted stock will lapse, and, all performance goals or other vesting criteria will be deemed achieved at target level, with respect to restricted stock units.

The following table sets forth the estimated benefit to the named executive officers in the event the successor corporation refuses to assume or substitute for the named executive officer's outstanding equity awards.

Name	Estimated Benefits ($)(1)
Steven Laub	2,970,000
Robert Avery	140,430
Robert McConnell	12,017
Bernard Pruniaux	103,000
Tsung-Ching Wu	30,0421

(1) Based on the aggregate market value of unvested option grants and restricted stock units and assuming that the triggering event took place on the last business day of fiscal 2007 (December 31, 2007), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($4.32). Aggregate market value for options is computed by multiplying (i) the difference between $4.32 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2007. Aggregate market value for restricted stock units is computed by multiplying (i) $4.32 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2007. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Agreement with Steven Laub

In connection with Mr. Laub's appointment in August 2006 as President and Chief Executive Officer of the Company, he entered into an employment agreement with the Company dated as of August 7, 2006 (the "Employment Agreement"). The Employment Agreement provides for certain payments and benefits to be provided to Mr. Laub (subject to Mr. Laub's compliance with certain covenants, including a covenant not to compete with Atmel for a prescribed period) in the event that he is terminated without "cause" or that he resigns for "good reason," including in connection with a "change of control," as each such term is defined in the Employment Agreement.

If Mr. Laub is terminated without cause or resigns for good reason, Mr. Laub would receive: (i) continued payment of his base salary for 24 months, paid bi-weekly; (ii) the current year's target annual incentive pro-rated to the date of termination, paid bi-weekly over 12 months; (iii) 12 months of accelerated vesting with respect to his outstanding unvested equity awards; and (iv) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to 18 months, payable when such premiums are due. The receipt of any severance or other benefits would be subject to Mr. Laub agreeing to non-solicitation and non-competition provisions effective as long as he continues receiving base salary payments.

In addition, if Mr. Laub is terminated without cause or resigns for good reason within three months prior to or 12 months following a change of control, then Mr. Laub will receive: (i) continued payment of his base salary for 24 months, paid bi-weekly; (ii) payment in an amount equal to 100% of his target annual incentive; (iii) the current year's target annual incentive pro-rated to the date of termination, paid bi-weekly over 12 months; (iv) accelerated vesting with respect to 100% of his then outstanding unvested equity awards; and (v) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to 18 months, payable when such premiums are due. Change of control, as defined in the Employment Agreement, includes among other things a change in a majority of the Company's Board. The Company believes that termination without cause or resignation for good reason within the time frames set forth above can be seen as relating to the change of control. The Company believes that providing for increased payments simply relating to a change of control would serve as an anti-takeover device and be disruptive to the continuity of the Company's business since current executives would have little or no incentive to continue their service with the Company following a change of control without such provisions. Alternatively, providing for a "double trigger" (change of control and termination without cause or resignation for good reason) provides incentives for our executives to continue their service to the Company without fear of termination in connection with a change of control.

In addition, in the event of Mr. Laub's employment terminates due to death or disability, then there will be 12 months of accelerated vesting with respect to his outstanding unexpired and unvested equity awards.

The following table provides information concerning the estimated payments and benefits that would be provided to Mr. Laub in the circumstances described above.

	Estimated Payments and Benefits(1)		
	Termination Without Cause or Resignation for Good Reason		
Type of Benefit	**Not in Connection with a Change of Control ($)**	**In Connection with a Change of Control ($)**	**Death or Disability ($)**
Salary	1,450,000	1,450,000	—
Annual Incentive Bonuses	833,750	1,667,500	—
Vesting Acceleration(2)	1,080,000	2,970,000	1,080,000
Reimbursement for Premiums Paid for Continued Health Benefits(3)	13,881	13,881	—
Total Termination Benefits:	3,377,631	6,101,381	1,080,000

(1) Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2007 (December 31, 2007), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($4.32). There can be no assurance that a triggering event would

produce the same or similar results as those estimated if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The Employment Agreement provides that termination benefits will be either delivered in full or to such lesser extent as would result in no portion of such termination benefits being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of termination benefits to Mr. Laub on an after-tax basis. Assuming a termination date of December 31, 2007, the Company believes that Mr. Laub would receive the full termination benefits set forth in his Employment Agreement.

(2) Reflects the aggregate market value of unvested option grants and restricted stock units that would become vested under the circumstances. Aggregate market value for stock options is computed by multiplying (i) the difference between $4.32 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2007. Aggregate market value for restricted stock units is computed by multiplying (i) $4.32 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2007.

(3) Assumes continued coverage of employee benefits at the amounts paid by Atmel for fiscal 2007 for health insurance.

Arrangements with Bernard Pruniaux

Under French law, Mr. Pruniaux will be entitled to certain payments upon his retirement. If Mr. Pruniaux voluntarily retires, he will receive a severance payment of three months salary, a payment for vacation time and a payment for retirement. The estimated amount of these payments would be approximately $134,460, $61,556 and $134,460, respectively, for an aggregate amount of approximately $330,477, based on Mr. Pruniaux's base salary as of December 31, 2007 (the last business day of fiscal 2007). If Mr. Pruniaux involuntarily retires at the decision of the Company, Mr. Pruniaux will receive a severance payment of six months salary, a payment for vacation time and a payment for retirement. The estimated amount of these payments would be approximately $268,920, $72,388 and $117,535, respectively, for an aggregate amount of approximately $458,843. If Atmel wishes to prevent Mr. Pruniaux from working for another company for a period of one year, Atmel may do so by paying Mr. Pruniaux approximately $268,920. Such agreement could be extended at Atmel's option for an additional year at the same rate. (These amounts were translated to U.S. Dollars based on average month-end exchange rates of 1.362768 U.S. Dollars per Euro in 2007.)

Compensation of Directors

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2007. Mr. Laub and Mr. Wu, who are our employees, do not receive additional compensation for their services as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)(3)(4)	Total ($)
Papken Der Torossian	30,500	(2)	16,275	46,775
Pierre Fougere(5)	—	(2)	51,054	51,054
Dr. Chaiho Kim	86,500	—	49,731	136,231
Jack L. Saltich	34,500	(2)	16,275	50,775
David Sugishita(6)	214,000	—	56,957	270,957
T. Peter Thomas	95,500	—	58,279	153,779

(1) Amounts shown do not reflect compensation actually received by the director. Instead the dollar value of these awards is the compensation cost associated with options or restricted stock units vesting during fiscal 2007 that were recognized for financial statement reporting purposes in accordance with the provisions of SFAS No. 123R, but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. See footnote (1) to "Summary Compensation Table" for a description of the assumptions used in the valuation of these awards under SFAS No. 123R.

(2) On February 15, 2008, Mr. Fougere was granted fully vested restricted stock units for 24,452 shares of our common stock for his Board service in 2007. On February 15, 2008, Messrs. Der Torossian and Saltich were each granted awards of restricted stock units for 14,700 shares, vesting 25% on August 15, 2008 and 25% on August 15th of each year thereafter such that such shares will be fully vested on August 15, 2011. Such grants were made to make up the value between their July 2007 option grants and the adjustments to the Board compensation package made at the February 15th meeting. The closing price per share of Atmel's common stock on the NASDAQ Global Select Market as of February 15, 2008 was $3.32.

(3) In fiscal 2007, except for Papken Der Torossian and Jack L. Saltich, each of our non-employee directors received the following option to purchase shares of our common stock, which vest and become exercisable over one year:

Grant Date	Number of Shares	Exercise Price per Share ($)	Grant Date Fair Value ($)
7/25/07	15,000	$5.69	46,871

On July 25, 2007, upon election to the Board, we granted Papken Der Torossian and Jack L. Saltich a nonstatutory stock option for the purchase of 50,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, or $5.69 per share. Such options will vest and become exercisable over four years. The grant date fair value of each of Mr. Der Torossian's and Mr. Saltich's option was $156,236.

(4) As of December 31, 2007, the aggregate number of shares underlying options outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares
Papken Der Torossian	50,000
Pierre Fougere	120,000
Dr. Chaiho Kim	100,000
Jack L. Saltich	50,000
David Sugishita	110,000
T. Peter Thomas	220,000

(5) Pierre Fougere resigned as a director of Atmel effective February 15, 2008.

(6) Includes a one-time payment of $95,000 for Mr. Sugishita approved by the Company's Board of Directors at its meeting on February 15, 2008 as supplemental director compensation for the extensive time and effort Mr. Sugishita spent as a Board and Audit Committee member in leading the Board through various investigations over the 18 months preceding such meeting.

Standard Director Compensation Arrangements

Cash Compensation

During 2007 each non-employee director received a cash retainer of $40,000 per year (pro-rated for directors that did not serve the entire year), paid in installments, for service on the Board and its Committees. In addition, during 2007 each non-employee director received $1,500 for each Board meeting attended, and $1,000 for each committee meeting attended for each committee on which the non-employee director served. Also, non-employee directors who served as committee chairs received an annual retainer for such service in the amount of $15,000 for the chair of the Audit Committee and $10,000 for the chair of other Board committees. Non-employee directors are reimbursed for their expenses in connection with their attendance at Board and Committee meetings and their out-of-pocket business expenses associated with service on the Board and its Committees.

In February 2008, the Board approved changes to cash compensation to be paid to directors as follows: each non-employee director will receive a cash retainer of $50,000 per year (pro-rated for directors that do not serve the entire year), paid in installments, for service on the Board and its committees. The non-executive chairman of the Board will also receive a cash retainer of $25,000 per year. In addition, each non-employee director will receive

$1,000 for each Board meeting attended, and $1,000 for each committee meeting attended for each committee on which the non-employee director serves. Also, non-employee directors who serve as committee chairs will receive an annual retainer for such service in the amount of $17,500 for the chair of the Audit Committee and $10,000 for the chair of other Board committees. Non-employee directors are reimbursed for their expenses in connection with their attendance at Board and Committee meetings and their out-of-pocket business expenses associated with service on the Board and its Committees.

Mr. Fougere resides in France, and under French retirement law, he cannot receive cash compensation for his services as a Board member. In February 2008, the Board granted Mr. Fougere fully vested restricted stock units for 24,452 shares of our common stock, which represents the value of the cash compensation Mr. Fougere was eligible to receive for his Board service in 2007.

Equity Compensation

During 2007, our arrangement for issuing equity compensation to non-employee directors was as follows: Upon joining the Board, non-employee directors would receive a nonstatutory stock option for the purchase of 50,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date. Such options would vest and become exercisable over four years. On July 25, 2007, upon election to the Board, we granted each of Papken Der Torossian and Jack L. Saltich a nonstatutory stock option for the purchase of 50,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, or $5.69 per share. Annually at the April Board meeting, non-employee directors would also be granted a nonstatutory stock option for the purchase of 15,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date. Such options would vest and become exercisable over one year. In 2007, such option grants were not made at the April Board meeting but at a Board meeting in June, to be effective on the date of the annual meeting, with an exercise price per share equal to the fair market value per share on July 25, 2007 ($5.69 per share).

In February 2008, the Board approved changes to equity compensation to be issued to directors as follows: Upon joining the Board, non-employee directors will receive a nonstatutory stock option for the purchase of 40,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date. Such options will vest and become exercisable as to 12.5% of the shares on the 6 month anniversary of the pricing date and monthly thereafter. In addition, upon joining the Board, non-employee directors will receive 20,000 restricted stock units that will vest annually over 4 years from the effective date. Also, non-employee directors will be granted a nonstatutory stock option for the purchase of 22,500 shares of our common stock at an exercise price per share equal to the fair market value per share on that date. Such options would vest and become exercisable monthly from the effective date. In addition, non-employee directors will receive 12,500 restricted stock units that will vest annually over 3 years from the effective date.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options, warrants and rights granted to employees and directors, as well as the number of securities remaining available for future issuance, under Atmel's equity compensation plans as of December 31, 2007 (share amounts in thousands).

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (#)
Equity compensation plans approved by security holders	34,600(1)(2)	$5.81(3)	15,424(4)
Equity compensation plans not approved by security holders	—	—	—
Total	34,600	$5.81	15,424

(1) Includes options to purchase shares outstanding under the 2005 Stock Plan.

(2) Includes 3,818 RSUs granted under our 2005 Stock Plan that had not vested as of such date.

(3) This weighted-average exercise price does not include outstanding RSUs.

(4) Consists of 6,104 shares available for future issuance under our 2005 Stock Plan (for options and RSUs), and 9,320 shares available for future issuance under our 1991 Employee Stock Purchase Plan.

SECURITY OWNERSHIP

The following table sets forth certain information with respect to beneficial ownership of our common stock as of February 29, 2008 by (i) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the executive officers named in the Summary Compensation Table, (iii) each director and nominee for director and (iv) all directors, nominees for director and executive officers as a group. The information on beneficial ownership in the table and the footnotes hereto is based upon our records and the most recent Schedule 13D or 13G filed by each such person or entity and information supplied to us by such person or entity. Except as otherwise indicated (or except as contained in a referenced filing), each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable, and can be reached by contacting our principal executive offices.

Beneficial Owner(1)	Common Stock Beneficially Owned(2)	Approximate Percent Beneficially Owned(2)
FMR LLC(3)	43,125,575	9.69%
Barclay's Global Investors, NA(4)	28,620,707	6.43%
The Guardian Life Insurance Company of America(5)	27,251,607	6.12%
Third Point LLC(6)	22,400,000	5.03%
Steven Laub(7)	1,381,249	*
Tsung-Ching Wu(8)	8,326,934	1.87%
David Sugishita(9)	88,542	*
T. Peter Thomas(10)	214,942	*
Dr. Chaiho Kim(11)	84,542	*
Papken Der Torossian(12)	40,375	*
Jack L. Saltich(13)	9,375	*
Charles Carinalli	—	—
Robert Avery(14)	316,883	*
Robert McConnell(15)	301,251	*
Bernard Pruniaux(16)	210,000	*
Dr. Edward Ross	—	—
All directors and executive officers as a group (14 persons)(17)	11,397,059	2.54%

* Less than one percent of the outstanding common stock

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131.

(2) Based on 445,237,683 shares outstanding on February 29, 2008. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Atmel common stock subject to options held by that person that will be exercisable within 60 days after February 29, 2008, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 1,067,874 shares of which FMR LLC has sole voting power and 43,125,575 shares of which FMR LLC has sole dispositive power. Based on a Schedule 13G filed with the SEC on February 14, 2008. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(4) Includes 24,423,342 shares of which Barclay's Global Investors, NA and its affiliates have sole voting power and 28,620,707 shares of which Barclay's Global Investors, NA has sole dispositive power. Based on a Schedule 13G filed with the SEC on February 5, 2008 by Barclay's Global Investors, NA. The address of Barclay's Global Investors, NA is 45 Fremont Street, San Francisco, California 94105.

(5) Includes 27,251,607 shares of which the The Guardian Life Insurance Company of America and its affiliates have shared voting and dispositive power. Based on a Schedule 13G filed with the SEC on February 8, 2008 by RS Investment Management Co. LLC. The address of The Guardian Life Insurance Company of America is 7 Hanover Square, H-26-E, New York, New York 10004.

(6) Includes 22,400,000 shares of which the Third Point LLC and its affiliates have shared voting and dispositive power. Based on a Schedule 13D filed with the SEC on July 12, 2007, as amended by a Schedule 13D/A filed with the SEC on November 30, 2007, by Third Point LLC. The address of Third Point LLC is 390 Park Avenue, New York, New York 10022.

(7) Includes 1,006,249 shares issuable under stock options exercisable within 60 days after February 29, 2008.

(8) Includes 547,916 shares issuable under stock options exercisable within 60 days after February 29, 2008.

(9) Consists of 88,542 shares issuable under stock options exercisable within 60 days after February 29, 2008.

(10) Includes 198,542 shares issuable under stock options exercisable within 60 days after February 29, 2008.

(11) Includes 78,542 shares issuable under stock options exercisable within 60 days after February 29, 2008.

(12) Includes 9,375 shares issuable under stock options exercisable within 60 days after February 29, 2008.

(13) Consists of 9,375 shares issuable under stock options exercisable within 60 days after February 29, 2008.

(14) Consists of 316,883 shares issuable under stock options exercisable within 60 days after February 29, 2008.

(15) Includes 263,042 shares issuable under stock options exercisable within 60 days after February 29, 2008.

(16) Consists of 210,000 shares issuable under stock options exercisable within 60 days after February 29, 2008.

(17) Includes 11,397,059 shares issuable under stock options exercisable within 60 days after February 29, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with the charter for the Audit Committee, our Audit Committee reviews and approves in advance in writing any proposed related person transactions. The most significant related person transactions, as determined by the Audit Committee, must be reviewed and approved in writing in advance by our Board. Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

During 2007, we paid approximately $315,000 to MartSoft Corporation pursuant to a development agreement. The Chief Executive Officer of MartSoft is the wife of Tsung-Ching Wu, an executive officer and director of Atmel.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such officers, directors and 10% stockholders are also required by the SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such forms received, or written representations from certain reporting persons that no filings were required for such persons, we believe that, during the year ended December 31, 2007, all Section 16(a) filing requirements applicable to our executive officers and directors were complied with except for the following late filings: (a) Mr. Rod Erin was late filing his Form 3 upon being appointed an executive officer and

(b) Mr. Rod Erin was late filing his Form 4 with respect to one transaction (occurring on the date he was appointed an executive officer), which was subsequently reported on a Form 4.

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent registered public accounting firm, and Atmel's internal accounting and financial controls. This purpose is more fully described in the charter of the Audit Committee which can be accessed on our web site at www.atmel.com/ir/governance.asp.

Our Audit Committee has (1) reviewed and discussed the audited financial statements with management and with PricewaterhouseCoopers LLP, our independent registered public accounting firm, (2) discussed with management and with PricewaterhouseCoopers LLP the evaluation of Atmel's internal controls and the audit of the effectiveness of Atmel's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, (3) discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect, and (4) received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and has discussed with PricewaterhouseCoopers LLP their independence.

Based on the review and discussions referred to in this report, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and filed with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

David Sugishita (Chairman)
Dr. Chaiho Kim
Jack L. Saltich
T. Peter Thomas

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: April 15, 2008
San Jose, California

APPENDIX A

ATMEL CORPORATION

2005 STOCK PLAN

(AS AMENDED AND RESTATED [MAY 14, 2008])

1. *Background.* The Plan permits the grant of Nonstatutory Stock Options, Incentive Stock Options, Stock Purchase Rights, Stock Appreciation Rights, and Restricted Stock Units.

2. *Purposes of the Plan.* The purposes of this 2005 Stock Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Employees, Directors and Consultants, and
- to promote the success of the Company's business.

3. *Definitions.* As used herein, the following definitions shall apply:

(a) *"Administrator"* means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 5 of the Plan.

(b) *"Affiliate"* means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

(c) *"Applicable Laws"* means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Options or Stock Purchase Rights are, or will be, granted under the Plan.

(d) *"Annual Revenue"* means the Company's or a business unit's net sales for the Fiscal Year, determined in accordance with generally accepted accounting principles; provided, however, that prior to the Fiscal Year, the Committee shall determine whether any significant item(s) shall be excluded or included from the calculation of Annual Revenue with respect to one or more Participants.

(e) *"Award"* means, individually or collectively, a grant under the Plan of Options, Stock Purchase Rights, Stock Appreciation Rights, and Restricted Stock Units.

(f) *"Award Agreement"* means the written agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(g) *"Board"* means the Board of Directors of the Company.

(h) *"Cash Flow from Operations"* means as to any Fiscal Year, the Company's cash generated from operating activities, or a business unit's cash generated from operating activities, determined in accordance with generally acceptable accounting principles.

(i) *"Code"* means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(j) *"Committee"* means a committee of Directors appointed by the Board in accordance with Section 5 of the Plan.

(k) *"Common Stock"* means the common stock of the Company.

(l) *"Company"* means Atmel Corporation, a Delaware corporation.

(m) *"Consultant"* means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(n) *"Director"* means a member of the Board, either as an Employee or an Outside Director.

(o) *"Disability"* means total and permanent disability as defined in Section 22(e)(3) of the Code.

(p) *"Earnings Per Share"* means as to any Fiscal Year, the Company's Net Income or a business unit's Pro Forma Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding.

(q) *"Employee"* means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(r) *"Exercise Price"* means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

(s) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(t) *"Fair Market Value"* means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(u) *"Fiscal Year"* means the fiscal year of the Company.

(v) *"Grant Date"* means, with respect to an Award, the date that the Award was granted.

(w) *"Incentive Stock Option"* means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) *"Net Income"* means as to any Fiscal Year, the income after taxes of the Company for the Fiscal Year determined in accordance with generally accepted accounting principles, provided that prior to the Fiscal Year, the Committee shall determine whether any significant item(s) shall be included or excluded from the calculation of Net Income with respect to one or more Participants.

(y) *"Nonstatutory Stock Option"* means an Option not intended to qualify as an Incentive Stock Option.

(z) *"Notice of Grant"* means a written or electronic notice evidencing certain terms and conditions of an individual Award grant. The Notice of Grant is part of the Award Agreement.

(aa) *"Officer"* means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb) *"Operating Profit"* means the Company's or a business unit's profit from operations but excluding any unusual items, determined in accordance with generally accepted accounting principles.

(cc) *"Option"* means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(dd) *"Optionee"* means the holder of an outstanding Option or Stock Purchase Right granted under the Plan.

(ee) *"Option Exchange Program"* means a program whereby outstanding Options are surrendered or cancelled in exchange for the right to receive options of the same type, of a different type and/or cash pursuant to such terms as the Administrator may determine.

(ff) *"Optioned Stock"* means the Common Stock subject to an Award.

(gg) *"Outside Director"* means a Director who is not an Employee.

(hh) *"Parent"* means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ii) *"Participant"* means the holder of an outstanding Award, which shall include an Optionee.

(jj) *"Performance Goals"* means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Annual Revenue, (b) Operating Profit, (c) Cash Flow from Operations, (d) Net Income, (e) Pro Forma Net Income, (f) Earnings Per Share, and (g) Return on Sales. The Performance Goals may differ from Participant to Participant and from Award to Award. Any criteria used may be (i) measured in absolute terms, (ii) measured in relative terms (including, but not limited to compared to another company or companies), (iii) measured against the performance of the Company as a whole or a segment of the Company and/or (iv) measured on a pre-tax or post-tax basis (if applicable).

(kk) *"Plan"* means this 2005 Stock Plan, as amended.

(ll) *"Pro Forma Net Income"* means as to any business unit for any Fiscal Year, the Controllable Profits of such business unit, minus allocations of designated corporate expenses.

(mm) *"Reload Option"* means an Option that automatically is granted if a Participant pays the exercise price of an Option by tendering Shares.

(nn) *"Restricted Stock"* means shares of Common Stock acquired pursuant to a grant of Stock Purchase Rights under Section 12 of the Plan.

(oo) *"Restricted Stock Purchase Agreement"* means a written agreement between the Company and the Optionee evidencing the terms and restrictions applying to stock purchased under a Stock Purchase Right. The Restricted Stock Purchase Agreement is subject to the terms and conditions of the Plan and the Notice of Grant.

(pp) *"Restricted Stock Unit"* means an Award granted to a Participant pursuant to Section 14.

(qq) *"Retirement"* means, in the case of an Employee or Director: (a) a Termination of Service occurring on or after age sixty-five (65), or (b) a Termination of Service occurring on or after age sixty (60) with at least ten (10) Years of Service. With respect to a Consultant, no Termination of Service shall be deemed to be on account of "Retirement."

(rr) *"Return on Sales"* means as to any Fiscal Year, the percentage equal to the Company's Net Income or the business unit's Pro Forma Net Income, divided by the Company's or the business unit's Annual Revenue, as applicable.

(ss) *"Rule 16b-3"* means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(tt) *"Section 16(b)"* means Section 16(b) of the Exchange Act.

(uu) *"Service Provider"* means an Employee, Director or Consultant.

(vv) *"Share"* means a share of the Common Stock, as adjusted in accordance with Section 16 of the Plan.

(ww) *"Stock Appreciation Right"* or *"SAR"* means an Award, granted alone or in connection with a related Option (either affiliated or tandem) that pursuant to Section 13 is designated as an SAR.

(xx) *"Stock Purchase Right"* means the right to purchase Common Stock pursuant to Section 12 of the Plan, as evidenced by a Notice of Grant.

(yy) *"Subsidiary"* means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(zz) *"Termination of Service"* means (a) in the case of an Employee, a cessation of the employee-employer relationship between the Employee and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, Retirement, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous re-employment or engagement as a consultant by the Company or an Affiliate; (b) in the case of a Consultant, a cessation of the service relationship between the Consultant and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous employment as an Employee or re-engagement of the Consultant by the Company or an Affiliate; and (c) in the case of a Director, a cessation of the Director's service on the Board for any reason, including, but not by way of limitation, a termination by resignation, death, Disability, Retirement or non-reelection to the Board, but excluding any such termination where there is a simultaneous employment as an Employee or engagement as a Consultant by the Company or an Affiliate.

4. *Stock Subject to the Plan.*

(a) Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 114,000,000 Shares.[1] The Shares may be authorized, but unissued, or reacquired Common Stock.

If an Award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated); provided, however, that Shares that have actually been issued under the Plan, whether upon exercise of an Option or Right, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of Restricted Stock are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

(b) *Full Value Awards.* Any Shares subject to Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 14, 2008 will be counted against the numerical limits of this Section 4 as one and 78/100 (1.78) Shares for every one (1) Share subject thereto. Further, if Shares acquired pursuant to any Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 14, 2008 are forfeited or repurchased by the Company and would otherwise return to the Plan pursuant to this Section 4, one and 78/100 (1.78) times the number of Shares so forfeited or repurchased will return to the Plan and will again become available for issuance.

5. *Administration of the Plan.*

(a) *Procedure.*

(i) *Multiple Administrative Bodies.* The Plan may be administered by different Committees with respect to different groups of Service Providers.

[1] Includes 58,000,000 Shares approved by the Company's stockholders on [May 14, 2008].

(ii) *Section 162(m).* To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code. For purposes of qualifying grants of Awards as "performance-based compensation" under Section 162(m) of the Code, the Committee, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Committee on or before the latest date permissible to enable the Awards to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Awards that are intended to qualify under Section 162(m) of the Code, the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Awards under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(iii) *Rule 16b-3.* To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) *Other Administration.* Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(viii) to modify or amend each Award (subject to Section 18(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for in the Plan;

(ix) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Award that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by an Optionee to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi) to commence a 409A Exchange Offer in connection with each Option that had a per share exercise price that was less than the fair market value of a share of the Company's common stock, as determined for purposes of Internal Revenue Code Section 409A, on the Option's grant date and that was unvested, in whole or in part, as of December 31, 2004 (notwithstanding Section 18(b) of the Plan), as described by Section 23 of the Plan;

(xii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) *Additional Power of Administrator Requiring Stockholder Approval.* The Administrator shall have authority to take the following actions, but only if not otherwise prohibited by the provisions of the Plan and only if approval by the Company's stockholders is obtained:

(i) reduce the exercise price of any Award to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Award shall have declined since the date the Award was granted; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval;

(ii) institute an Option Exchange Program to allow for the cancellation of an outstanding Option followed by its immediate replacement with a new Option with a lower exercise price, or with a different type of Award, cash or a combination thereof; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval; and

(iii) institute any other program that would constitute a revaluation or repricing of Options; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval.

(d) *Effect of Administrator's Decision.* The Administrator's decisions, determinations and interpretations shall be final and binding on all Optionees and any other holders of Options or Stock Purchase Rights.

6. *Eligibility.* Nonstatutory Stock Options, Stock Purchase Rights, Stock Appreciation Rights and Restricted Stock Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

7. *Limitations.*

(a) Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 7(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b) Neither the Plan nor any Award shall confer upon an Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor shall they interfere in any way with the Optionee's right or the Company's right to terminate such relationship at any time, with or without cause.

(c) The following limitations shall apply to grants of Options, Stock Purchase Rights, Stock Appreciation Rights and Restricted Stock Units:

(i) No Service Provider shall be granted, in any fiscal year of the Company, Options, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units to purchase more than 5,000,000 Shares.

(ii) In connection with his or her initial service, a Service Provider may be granted Options, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units to purchase up to an additional 5,000,000 Shares which shall not count against the limit set forth in subsection (i) above.

(iii) The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 16.

(iv) If an Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Unit is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 16), the cancelled Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units will be counted against the limits set forth in subsections (i) and (ii) above. For this purpose, if the exercise price of an Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted

Stock Unit is reduced, the transaction will be treated as a cancellation of the Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units and the grant of a new Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units.

8. *Term of Plan.* Subject to Section 22 of the Plan, the Plan shall become effective upon adoption by the Board and obtaining stockholder approval. The Plan amends and restates the previous 1996 Stock Plan. It shall continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

9. *Term of Option.* The term of each Option shall be stated in the Award Agreement; however, the term of an Option granted on or after April 9, 2008 shall be no longer than ten (10) years from the Grant Date or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the Grant Date or such shorter term as may be provided in the Award Agreement.

10. *Option Exercise Price and Consideration.*

(a) *Exercise Price.* The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the Grant Date.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date.

(ii) In the case of a Nonstatutory Stock Option granted on or after April 9, 2008, except as may be required by law to ensure favorable tax treatment in a non-U.S. jurisdiction, the per Share exercise price shall be no less than 100% of the Fair Market Value per share on the Grant Date . In the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the Grant Date pursuant to a merger or other corporate transaction.

(b) *Waiting Period and Exercise Dates.* At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions which must be satisfied before the Option may be exercised.

(c) *Form of Consideration.* The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of:

(i) cash;

(ii) check;

(iii) other Shares, which in the case of Shares acquired directly or indirectly from the Company, (A) have been vested and owned by the Optionee for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(v) a reduction in the amount of any Company liability to the Optionee, including any liability attributable to the Optionee's participation in any Company-sponsored deferred compensation program or arrangement;

(vi) any combination of the foregoing methods of payment; or

(vii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

11. *Exercise of Option.*

(a) *Procedure for Exercise; Rights as a Shareholder.* Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Except for options granted prior to October 11, 1996, or unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) *Termination of Relationship as a Service Provider.* If an Optionee ceases to be a Service Provider, other than upon the Optionee's death or Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c) *Disability of Optionee.* If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) *Death of Optionee.* If an Optionee dies while a Service Provider, the Option may be exercised following the Optionee's death within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of death (but in no event later than the expiration of the term of such Option as set forth in the

Award Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's death. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

12. *Stock Purchase Rights.*

(a) *Rights to Purchase.* Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing or electronically, by means of a Notice of Grant, of the terms, conditions and restrictions related to the offer, including the number of Shares that the offeree shall be entitled to purchase, the price to be paid, and the time within which the offeree must accept such offer. The offer shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

(b) *Number of Shares.* The Administrator shall have complete discretion to determine the number of Stock Purchase Rights granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted Stock Purchase Rights covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(c) *Repurchase Option.* Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or Disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

(d) *Other Provisions.* The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.

(e) *Rights as a Shareholder.* Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a shareholder, and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 16 of the Plan.

13. *Stock Appreciation Rights.*

(a) *Grant of SARs.* Subject to the terms and conditions of the Plan, a SAR may be granted to Employees and Consultants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator may grant affiliated SARs, freestanding SARs, tandem SARs, or any combination thereof.

(i) *Number of Shares.* The Administrator shall have complete discretion to determine the number of SARs granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted SARs covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(ii) *Exercise Price and Other Terms.* The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan. However, except as may be required by law to ensure favorable tax treatment in a non-U.S. jurisdiction, the exercise price of a freestanding SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date. The exercise price of tandem or affiliated SARs shall equal the Exercise Price of the related Option.

(b) *Exercise of Tandem SARs.* Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. With respect to a tandem SAR granted in connection with an Incentive Stock Option: (a) the tandem SAR shall expire no later than the expiration of the underlying Incentive Stock Option; (b) the value of the payout with respect to the tandem SAR shall be for no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying Incentive Stock Option and the Fair Market Value of the Shares subject to the underlying Incentive Stock Option at the time the tandem SAR is exercised; and (c) the tandem SAR shall be exercisable only when the Fair Market Value of the Shares subject to the Incentive Stock Option exceeds the Exercise Price of the Incentive Stock Option.

(c) *Exercise of Affiliated SARs.* An affiliated SAR shall be deemed to be exercised upon the exercise of the related Option. The deemed exercise of an affiliated SAR shall not necessitate a reduction in the number of Shares subject to the related Option.

(d) *Exercise of Freestanding SARs.* Freestanding SARs shall be exercisable on such terms and conditions as the Administrator, in its sole discretion, shall determine.

(e) *SAR Agreement.* Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(f) *Expiration of SARs.* An SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement; however, an SAR granted on or after April 9, 2008 shall expire no later than ten (10) years from the Grant Date. Notwithstanding the foregoing, the rules of Section 11 also shall apply to SARs.

(g) *Payment of SAR Amount.* Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. For purposes of Section 4 of the Plan, the reduction in Shares available for future issuance upon the grant of the SAR will be determined at the Grant Date based on the full number of Shares subject to the SAR. Upon settlement of the SAR, there will be no further reduction in Shares available for future issuance under Section 4 of the Plan. Upon the forfeiture of all or a portion of the SAR, the forfeited Shares shall be returned to the Shares available for future issuance under Section 4 of the Plan. For avoidance of doubt, upon settlement of an SAR, Shares will not be returned to the Shares available for future issuance under Section 4 of the Plan, notwithstanding the fact that if Shares are issued in settlement of an SAR they will be issued only based on the difference between the Fair Market Value of a Share on the date of exercise over the exercise price.

14. *Restricted Stock Units.*

(a) *Grant of Restricted Stock Units.* Restricted Stock Units may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion.

(b) *Number of Shares.* The Administrator will have complete discretion in determining the number of Restricted Stock Units granted to each Participant, provided that during any Fiscal Year, no Participant shall be granted Restricted Stock Units covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(c) *Value of Restricted Stock Units.* Each Restricted Stock Unit will have an initial value that is established by the Administrator on or before the Grant Date.

(d) *Performance Goals and Other Terms.* The Administrator will set Performance Goals or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Restricted Stock Units that will be paid out to the Service Providers. The time period during which the Performance Goals or other vesting provisions must be met will be called the "Performance Period." Each award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set Performance Goals based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(e) *Duration of Performance Periods.* The Administrator will set the length of time for a Performance Period, subject to the following limits:

(i) The Performance Period related to Restricted Stock Units with Performance Goals shall not be less than one (1) year; and

(ii) The Performance Period related to Restricted Stock Units with time-based vesting provisions shall not be less than three (3) years;

provided, however, that up to five percent (5%) of the shares currently authorized for grant under the Plan may be subject to Restricted Stock Units without such limits on the length of the Performance Period.

(f) *Earning of Restricted Stock Units.* After the applicable Performance Period has ended, the holder of Restricted Stock Units will be entitled to receive a payout of the number of Restricted Stock Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or other vesting provisions have been achieved. After the grant of a Restricted Stock Units, the Administrator shall not reduce or waive any Performance Goals or other vesting provisions for such Restricted Stock Unit; provided, however, that the Administrator, in its sole discretion, may reduce or waive any Performance Goals or other vesting provisions for such Restricted Stock Unit in the event of a Participant's death, Disability, or Retirement, or in the event of the sale of substantially all of the assets of the Company, or a merger of the Company with or into another entity pursuant to which the stockholders of the Company before such transaction do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company after such transaction.

(g) *Form and Timing of Payment of Restricted Stock Units.* Payment of earned Restricted Stock Units will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Restricted Stock Units in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Restricted Stock Units at the close of the applicable Performance Period) or in a combination thereof.

(h) *Cancellation of Restricted Stock Units.* On the date set forth in the Award Agreement, all unearned or unvested Restricted Stock Units will be forfeited to the Company, and again will be available for grant under the Plan.

15. *Non-Transferability of Awards.* Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate.

16. *Adjustments Upon Changes in Capitalization, Dissolution or Liquidation, Merger or Asset Sale.*

(a) *Changes in Capitalization.* Subject to any required action by the stockholders of the Company, the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Award, and the numerical Share limits in Sections 4, 7, 13 and 14 of the Plan, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that

conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award until ten (10) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Award shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) *Merger or Asset Sale.* In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Award, the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock will lapse, and, with respect to Restricted Stock Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be fully vested and exercisable for a period of 15 days from the date of such notice, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this paragraph, the Award shall be considered assumed if, following the merger or sale of assets, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) or, in the case of a Stock Appreciation Right upon the exercise of which the Administrator determines to pay cash or a Restricted Stock Unit which the Administrator can determine to pay in cash, the fair market value of the consideration received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, for each Share subject to such Award (or in the case of Restricted Stock Units, the number of implied shares determined by dividing the value of the Restricted Stock Units by the per Share consideration received by holders of Common Stock in the merger or sale of assets), to be solely common stock of the successor corporation or its Parent equal in fair market value to the per Share consideration received by holders of Common Stock in the merger or sale of assets.

Notwithstanding anything in this Section 16(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more Performance Goals will not be considered assumed if the Company or its successor modifies any of such Performance Goals without the Participant's consent; provided, however, a modification to such Performance Goals only to reflect the successor corporation's corporate structure post-merger or post-sale of assets will not be deemed to invalidate an otherwise valid Award assumption.

17. *Date of Grant.* The Grant Date of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Optionee within a reasonable time after the date of such grant.

18. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Board may at any time amend, alter, suspend or terminate the Plan.

(b) *Shareholder Approval.* The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws, and to adopt material Plan amendments, including:

(i) A material increase in benefits accrued to Participants under the Plan;

(ii) An increase in the number of shares that may be optioned or sold under the Plan;

(iii) A material modification (expansion or reduction) of the class of participants in the Plan; or

(iv) A provision permitting the Administrator to lapse or waive restrictions on Awards at its discretion.

(c) *Effect of Amendment or Termination.* No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

19. *Conditions Upon Issuance of Shares.*

(a) *Legal Compliance.* Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) *Investment Representations.* As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

21. *Reservation of Shares.* The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

22. *Shareholder Approval.* The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

23. *409A Exchange Offer.* The Administrator, may in its sole discretion, offer to each Optionee who holds an Option with an original Grant Date Exercise Price that was less than the original Grant Date fair market value, as determined for purposes of Section 409A of the Code, (each a "Discount Option") one or more of the following choices with respect to the portion of such Discount Option that was unvested on December 31, 2004 (such portion is referred to as the "Eligible Discount Option"):

(a) If Optionee exercised any Eligible Discount Option (or portion thereof) in 2006, then Optionee may elect to amend the eligible portion of each Eligible Discount Option such that the Exercise Price of the Option will be increased to the fair market value, as determined for purposes of Section 409A of the Code, of a share of the Company's Common Stock on the Option's grant date.

(b) If Optionee was granted an Eligible Discount Option, but did not exercise any Eligible Discount Option in 2006, then Optionee may be given one or more of the following choices:

(i) Optionee may elect to amend each Eligible Discount Option to change the option expiration date identified in the original grant agreement to a date that is expected to constitute a fixed calendar year election for purposes of Section 409A of the Code (the Administrator will have the discretion to choose to allow Optionees to pick different calendar years for different portions of each Eligible Discount Option); and/or

(ii) Optionee may elect to amend the eligible portion of each Eligible Discount Option such that the Exercise Price of the Option will be increased to the fair market value, as determined for purposes of Section 409A of the Code, of a share of the Company's Common Stock on the Option's grant date.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-19032

ATMEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0051991**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

2325 Orchard Parkway, San Jose, California 95131
(Address of principal executive offices)

Registrant's telephone number, including area code:
(408) 441-0311

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
Preferred Share Right (currently attached to and trading with the Common Stock)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2007, the last business day of the Registrant's most recently completed second fiscal quarter, there were 478,650,055 shares of the Registrant's Common Stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based on the closing sale price of such shares on the NASDAQ Global Select Market on June 29, 2007) was approximately $2,661,294,305. Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 31, 2008, Registrant had 443,918,113 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Registrant's 2008 Annual Meeting of Stockholders to be held on May 14, 2008 are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the registrant's fiscal year ended December 31, 2007.

TABLE OF CONTENTS

PART I

ITEM 1.	BUSINESS	1
ITEM 1A.	RISK FACTORS	11
ITEM 1B.	UNRESOLVED STAFF COMMENTS	27
ITEM 2.	PROPERTIES	27
ITEM 3.	LEGAL PROCEEDINGS	28
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	30

PART II

ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	31
ITEM 6.	SELECTED FINANCIAL DATA	32
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	34
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	63
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	118
ITEM 9A.	CONTROLS AND PROCEDURES	118
ITEM 9B.	OTHER INFORMATION	119

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	119
ITEM 11.	EXECUTIVE COMPENSATION	119
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	119
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	120
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	120

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	121
SIGNATURES		123
EXHIBIT INDEX		

PART I

ITEM 1. *BUSINESS*

FORWARD LOOKING STATEMENTS

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for 2008, our expectations regarding the effects of exchange rates, our strategic plans, restructuring and other initiatives, and statements regarding our future prospects. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion and in Item 1A — Risk Factors, and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

BUSINESS

General

We design, develop, manufacture and sell a wide range of semiconductor integrated circuit ("IC") products, including microcontrollers, advanced logic, mixed-signal, nonvolatile memory and radio frequency ("RF") components. Leveraging a broad intellectual property ("IP") portfolio, Atmel supplies its customers complete system solutions, with particular emphasis on solutions incorporating microcontrollers. These complex system-on-a-chip solutions are manufactured using our leading-edge process technologies, including complementary metal oxide semiconductor ("CMOS"), double-diffused metal oxide semiconductor ("DMOS"), logic, CMOS logic, bipolar, bipolar CMOS ("BiCMOS"), silicon germanium ("SiGe"), SiGe BiCMOS, analog, bipolar double diffused CMOS and radiation tolerant process technologies. We develop these process technologies ourselves to ensure they provide the maximum possible performance. In 2007, we fabricated approximately 93% of our products in our own wafer fabrication facilities, or "fabs." We believe our ICs enable our customers to rapidly introduce leading edge electronic products that are differentiated by higher performance, advanced security features, lower cost, smaller size, longer battery life and more memory. Our products are used primarily in the following markets: communications, computing, consumer electronics, storage, security, industrial, automotive, military and aerospace.

We were originally incorporated in California in December 1984. In October 1999, we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131, and our telephone number is (408) 441-0311. Our website is located at: www.atmel.com; however, the information in, or that can be accessed through, our website is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through the "Investors" section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Additionally, these filings may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330, by sending an electronic message to the SEC at publicinfo@sec.gov or by sending a fax to the SEC at 1-202-777-1027. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

Products

Our products consist primarily of microcontrollers, advanced logic, mixed-signal, nonvolatile memory, radio frequency and system-level integration semiconductor solutions.

Our business is organized into four operating segments (see Note 13 of Notes to Consolidated Financial Statements for further discussion). Each of our business units offers products that compete in one or more of the end markets described below under the caption "Principal Markets and Customers."

- **Application specific integrated circuit ("ASIC")** segment includes customer and application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of specific applications. This segment also encompasses a range of products which provide security for digital data transactions, including smart cards for mobile phones, set top boxes, banking and national identity cards. We also develop customer specific products for high reliability space applications, and secure memory products.

- **Microcontrollers** segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory and integrated analog peripherals.

- **Nonvolatile Memories** segment consists predominantly of serial interface electrically erasable programmable read-only memory ("SEEPROM") and serial interface Flash memory products. This segment also includes parallel interface Flash memories as well as mature parallel interface electrically erasable programmable read-only memory ("EEPROM") and erasable programmable read-only memory ("EPROM") devices.

- **Radio Frequency ("RF") and Automotive** segment includes products primarily designed for the automotive industry. This segment produces and sells wireless and wired devices for industrial, consumer and automotive applications and it also provides foundry services which produce radio frequency products for the mobile telecommunications market.

Within each operating segment, we offer our customers products with a range of speed, density, power usage, specialty packaging, security and other features.

ASIC

Custom ASICs. We design, manufacture and market ASICs to meet customer requirements for high-performance logic devices in a broad variety of customer-specific applications. Atmel's SiliconCITY design platform utilizes our extensive libraries of qualified analog and digital IP blocks. This approach integrates system functionality into a single chip based on this unique architecture platform combined with one of the richest libraries of qualified IP blocks in the industry. By combining a variety of logic functions on a single chip, costs are reduced, design risk is minimized, time-to-market is accelerated, and performance can be optimized.

We design and manufacture ASICs in a range of products that includes standard digital and analog functions, as well as nonvolatile memory elements and large pre-designed macro functions all integrated on a single chip. We work closely with customers to develop and manufacture custom ASIC products so that we can provide them with IC solutions on a sole-source basis. Our ASIC products are targeted primarily at high-volume customers whose applications require high-speed, high-density or low and mixed-voltage devices such as in the medical, consumer and security markets.

CAP™. Atmel's CAP customizable microcontroller combines, on a single IC, an ARM-based microcontroller system-on-chip with a high-density Metal Programmable Block that enables customers to add application-specific logic. This hybrid device significantly reduces design time and cost compared to an equivalent ASIC, but commands a comparable unit price. CAP is aimed at medium-to high-volume customers, many of whom are replacing a field programmable gate array ("FPGA")-plus-microcontroller combination.

Secure Microcontrollers. Our advanced design capability expertise in non-volatile memory technology and experience in security products positions Atmel as one of the world's pre-eminent suppliers of secure

microcontroller-based ICs. Our Smart Card ICs primarily serve the cellular phone, banking, health card, national ID card and set-top box markets.

We also produce a broad portfolio of secure ICs, including CryptoMemory® and CryptoRF™ and smart card reader chips. Our secure microcontrollers feature dual contact/contactless products that comply with the ISO-14443, Universal Serial Bus ("USB") Full-Speed interface and Serial Peripheral Interface ("SPI") Protocols.

We combine dense nonvolatile memory technology and high performance AVR® and ARM® microcontroller cores to offer cost-effective solutions for demanding applications such as global system for mobile computing ("GSM") subscriber identity module ("SIM") cards and multi-application smart cards running on open platforms like Java™.

We have also introduced solutions with multimedia and wireless communications devices targeting home entertainment, security, and automotive applications where information security is a primary objective.

FPGAs. Our FPGAs (field programmable gate arrays), with FreeRAM and Cache Logic®, provide efficient memory management and a reconfigurable solution for adaptive digital signal processing and other computationally intensive applications. We also offer a family of radiation hardened FPGAs for space applications. Our family of reconfigurable FPGA Serial Configuration EEPROMs can replace one-time-programmable devices for FPGAs from other vendors. In addition we offer FPGA-to-gate array conversions for both military and commercial applications.

Smart Cards accounted for 11%, 12% and 14% of total revenue for the years ended December 31, 2007, 2006, and 2005, respectively.

Microcontrollers

Our Microcontroller segment offers customers a full range of products to serve the consumer, automotive, industrial, telecom and PC peripheral end markets for embedded controls. Our product portfolio has four major microcontroller architectures targeted at the high volume embedded control market: our proprietary 8-bit and 32-bit AVR platforms, our embedded ARM-based product family, and older 8051 8-bit based industry standard microcontroller products.

Embedded control systems typically incorporate a microcontroller as the principal active component. A microcontroller is a self-contained computer-on-a-chip consisting of a CPU, non-volatile program memory (Flash and EEPROM), random access memory ("RAM") for data storage and various input/output peripheral capabilities. In addition to the microcontroller, a complete embedded control system incorporates application-specific software and may include specialized peripheral device controllers and internal or external non-volatile memory components, such as Flash and EEPROMs, to store additional program software, and various analog and interface products.

AVR. Our largest microcontroller product offering is based on the 8-bit AVR architecture. The tinyAVR®, megaAVR®, AVR Wireless products, AVR USB products, AVR Smart Battery products and the AVR Touch User Interface products are all product families using the AVR 8-bit RISC CPU which allow customers to minimize power consumption while obtaining maximum performance and ease of programming. AVR products accounted for 20%, 16% and 10% of total revenue for the years ended December 31, 2007, 2006, and 2005, respectively. Our AVR picoPower® microcontroller family consumes the least power in the industry, enabling longer operating times in hand-held and battery powered applications. AVR32 is our proprietary microcontroller architecture which provides customers with higher, 32-bit performance when 8-bit power is no longer sufficient. The AVR32 product offering is targeted at the industrial, automotive and ultra low power segments of the 32-bit market. AVR microcontroller products include embedded non-volatile memory and are available with a complete selection of analog and digital interfaces. We offer over 100 different products in the AVR family.

ARM. Our ARM microcontrollers are based on the standard 32-bit ARM7 and ARM9 architectures, where we offer a range of products with and without embedded nonvolatile memories. Our SAM7 and SAM9 (Smart Arm Micro) products offer high performance 32-bit microcontrollers with a variety of complex analog and digital peripherals integrated on the same chip. For customers demanding the highest performance products, we offer an

ARM9 product family. Our ARM customers save significant development time by using standard ARM software and the other development tools widely available.

8051. Our 8051 8-bit microcontroller product offering is based on the standard 8051 CPU and ranges from products containing 2 Kbytes of embedded Flash memory to the largest products offering 128 Kbytes of embedded Flash memory. The 8051 products address a significant portion of the 8-bit microcontroller market in which the customer already has an installed software and application base using the standard 8051 architecture.

Increased demand for reliable, flexible and low cost controls in the electronics industry is being met by microcontrollers which replace mechanical and other passive controls in a wide range of applications such as lighting, automobile control functions, home automation, wireless communications, white goods and user interfaces in all products requiring human interaction.

Nonvolatile Memories

Serial Interface Products ("Serials"). Our serial interface products evolved from our EEPROM technology expertise which was developed to meet the market demand for delivery of nonvolatile memory content through specialized interfaces and low pin count packages. We currently support the 2-wire, 3-wire and SPI protocols which have industry wide acceptance. Due to our technology, package and broad density offerings we have maintained market leadership for the last several years. For economic reasons, beyond a certain density, it is more advantageous to employ FLASH nonvolatile memory technology, which we have incorporated in our 512 Kbytes and higher densities. The similarity of the feature sets between EEPROM and Flash technologies allows our customers to easily upgrade from the lower density to the higher density Serials. Serial EEPROM products accounted for 15%, 13% and 14% of total revenue for the years ended December 31, 2007, 2006 and 2005, respectively.

DataFlash®. The SPI compatible DataFlash® family of serial Flash memories delivers reliable solutions to store embedded program code and data using low pin-count packages. DataFlash is designed to enable advanced features and functionality in a variety of high volume products and applications. By using Dataflash memories customers can minimize pin counts, simplify circuit boards, and reduce power consumption, all of which contribute to higher performance and a lower cost system. Dataflash products are generally used in digital answering machines, fax machines, personal computers, set-top boxes and DVD players.

Small size is important to our customers and we are continuously developing smaller packages for our serial Flash memories using, for example, a cost-effective ball grid array and a variety of dual footprint non-leaded packages to help our customers produce smaller products. We also offer the full range of industry standard SOIC, PDIP and TSSOP packages.

Flash Memory Products. Flash represents a prevailing technology used in nonvolatile memory devices that can be reprogrammed within a system. We currently manufacture Flash products utilizing 0.18 and 0.13-micron process technologies.

The flexibility and ease of use of our Flash memories make them attractive solutions in systems where program information stored in memory must be rewritten after the system leaves its manufacturing environment. The reprogrammability of Flash memories also serves to support later system upgrades, field diagnostic routines and in-system reconfiguration, as well as capturing voice and data messages for later review. These products are generally used in handsets, personal computers, cable modems, set-top boxes and DVD players.

Parallel-Interface EEPROMs. We are a leading supplier of high performance in-system programmable parallel-interface EEPROMs. We believe that our parallel-interface EEPROM products represent the most complete parallel-interface EEPROM product family in the industry. We are the sole-source supplier for several customers for certain parallel-interface EEPROM devices. In the design of this product family, we have emphasized device reliability, achieved through the incorporation of on-chip error detection and correction features. Parallel EEPROMs are highly flexible, offering faster data transfer rates and higher memory densities when compared to serial interface architectures, as well as high endurance programming reliability. These products are generally used to store frequently updated data in communications infrastructure equipment and avionics navigation systems.

EPROMs. The worldwide one time programmable EPROM market is intensely competitive and characterized by commodity pricing. Our strategy is to target the high-performance end of this market by offering faster speed, higher density and lower power usage devices. These products are generally used to store the operating programs of embedded microcontroller or DSP-based systems, such as hard disk drives, CD-ROM drives and modems.

RF and Automotive

Automotive RF. With our automotive RF products we are one of the leading suppliers for automobile access solutions. Our products include complete solutions for wireless key fobs, as well as the corresponding receivers and transceivers for the access control unit built into cars. Our innovative immobilizer ICs, which incorporate the widely accepted advanced encryption standard ("AES"), offer car theft protection. In addition we offer a wide portfolio of products targeted at keyless automobile starting systems including the industry's first devices needed to determine if the key holder is properly seated before starting the car.

High Voltage. Our high voltage products ICs are manufactured utilizing mixed signal high voltage technology, providing analog-bipolar, high voltage DMOS power and CMOS logic function on a single chip. These ICs withstand and operate at high voltages and can be connected directly to the battery of a car, with a focus on intelligent load drivers and local interconnect network ("LIN") in-vehicle networking products. The applications for the load drivers are primarily motor and actuator drivers and smart valve controls. Our popular and rugged LIN in-vehicle networking product line helps car makers to simplify the wire harness by using the LIN bus which is rapidly gaining popularity. Many body electronic applications can be connected and controlled via the LIN network bus, including switches, actuators and sensors. Atmel's LIN devices currently are the benchmark for robustness in the automotive industry, which we attribute to innovative design techniques as well as to our proprietary silicon on-insulator ("SOI") process technology.

RF. The RF product line includes our low frequency RF identification tag ICs which are targeted towards the access control market and the livestock and pet tagging markets. These ICs are used in combination with a reader IC to make possible contactless identification for a wide variety of applications. Our radio frequency products also target the industrial, scientific, medical (ISM) RF market, including wireless remote control applications such as home alarm systems, garage door openers, remote controlled toys, wireless game consoles and many others.

DVD. Our laser diode drivers power the laser diodes used in CD and DVD drives for computer and consumer applications. We offer drivers for read only and read-write optical drives, including the new high density Blu-Ray standards. Our proprietary process technology has enabled us to develop photo diodes that are sensitive to blue as well as to red laser light. Our patent pending "open QFN" packaging technology enables cost efficient production of the photo detector ICs.

Mixed Signal. Our broadcast radio products cater primarily for the automotive market. They include high performance receivers for AM/FM and HD car radio, an industry leading portfolio of highly integrated antenna drivers, which enable small form factor car antennas, and a complete chipset for the developing digital audio broadcasting /digital multimedia broadcasting radio market. In addition, our infrared ("IR") receivers are among the leaders in the highly competitive market for IR remote control systems.

Technology

From inception, we have focused our efforts on developing advanced CMOS processes that can be used to manufacture reliable nonvolatile elements for memory and logic integrated circuits. We believe that our experience in single and multiple-layer metal CMOS processing gives us a competitive advantage in developing and delivering high-density, high-speed and low-power logic and memory and logic products.

We meet customers' demands for constantly increasing functionality on ever-smaller ICs by increasing the number of layers we use to build the circuits on a wafer and by reducing the size of the transistors and other components in the circuit. To accomplish this we develop and introduce new wafer processing techniques as necessary. We also provide our fabrication facilities with state-of-the-art manufacturing equipment and development resources that allow us to produce ICs with increasingly sophisticated features. Our current ICs incorporate

effective feature sizes as small as 0.13-micron. We are developing processes that will support effective feature sizes smaller than 0.13-micron, which we expect to produce at outside wafer foundries in the future.

Principal Markets and Customers

Communications. Communications, including wireless and wireline telecommunications and data networking, is currently one of our larger end user markets. For the wireless market, we provide nonvolatile memory, standard and secure microcontrollers, and baseband and RF ASICs that are used for GSM and code-division multiple access ("CDMA") mobile phones and their base stations, as well as two-way pagers, mobile radios, and cordless phones and their base stations. We also have a range of products based on the IEEE 802.11 wireless LAN standard, and on Bluetooth, a short-range wireless protocol that enables instant connectivity between electronic devices. Our principal customers in the wireless market include Ericsson, Motorola, Nokia, Philips, Qualcomm, Samsung and Siemens.

We also serve the data networking and wireline telecommunications markets, which continue to evolve due to the rapid adoption of new technologies. For these markets, we provide ASIC, nonvolatile memory and programmable logic products that are used in the switches, routers, cable modem termination systems and digital subscriber line ("DSL") access multiplexers, which are currently being used to build internet infrastructure. Our principal data networking and wireline telecommunications customers include Alcatel, Cisco and Siemens.

Consumer Electronics. Our products are also used in a broad variety of consumer electronics products. We provide microcontrollers for batteries and battery chargers that minimize the power usage by being "turned on" only when necessary. Microcontrollers are also offered for fluorescent light ballasts. We provide multimode audio processors and MPEG2-based decoders with programmable transport for complex digital audio streams used in digital TVs, set top boxes and DVD players. We provide ASIC demodulators and decoders for cable modems. We also offer media access controllers for wireless local area networks ("WLANs") and baseband controllers. In addition, we provide secure, encryption enabled, tamper resistant circuits for smart cards and embedded personal computer security applications. Our principal consumer electronics customers include Hosiden Corporation, Invensys, LG Electronics, Matsushita, Microsoft, Philips, Samsung, Sony and Toshiba.

Computing, Storage and Printing. The computing and computing-peripherals markets are also growing as a result of increasing Internet use, network connectivity, and digital imaging requirements. For computing applications, we provide Flash memory, serial memory, USB hubs and ASICs for personal computers, servers and USB drives. We offer Trusted Platform Module ("TPM") products that perform platform authentication and security for computing systems. Our biometric security IC verifies a user's identity by scanning a finger. In today's security conscious environment we believe TPM and biometry are finding applications where access to information, equipment and similar resources needs to be controlled or monitored. We provide ASICs, nonvolatile memory and microcontrollers for laser printers, inkjet printers, copy machines and scanners. Our principal customers in these markets include Dell, Hewlett-Packard, IBM, Intel, M-Systems, Seagate and Western Digital.

Security. Security for electronic applications is a key concern for the development of computing and communications equipment. Our Smart Card and Smart Card reader IC's are targeted towards established European markets and rapidly emerging applications requiring security in the United States of America and throughout Asia. Smart Card technology is used for mobile communications, credit cards, drivers' licenses, identity cards, health cards, TV set top boxes, internet commerce and related applications where data security is essential. Our principal customers in these markets include Gemalto (formerly GemPlus and Axalto), NDS, Oberthur, Sagem and SCM.

Automotive. The automotive electronics market has grown modestly, driven by demand for more sophisticated electronic systems, yet it remains stable during times when other sectors fluctuate. For automotive applications, we provide body electronics for passenger comfort and convenience; safety related subsystems such as air-bag drivers, anti-lock brake control, tire pressure monitors; keyless entry transmitters and receivers; and in-vehicle entertainment components. With our introduction of high-voltage and high-temperature capable ICs we are broadening the automotive reach to systems and controls in the engine compartment. Virtually all of these are application-specific mixed signal ICs. Our principal customers in these markets include Continental-Temic, Daimler-Chrysler, Delphi, Hella, Marelli, Robert Bosch, Siemens-VDO and TRW.

Military and Aerospace. The military and aerospace industries require products that will operate under extreme conditions and are tested to higher standards than commercial products. Our circuits are available in radiation-hardened versions that meet stringent requirements (cumulative dose, latch-up and transient phenomena) of space, avionic and industrial applications. For these applications, we provide radiation hardened ASICs, FPGAs, non-volatile memories and microcontrollers. Our principal customers in these markets include BAE Systems, Honeywell, Litton, Lockheed-Martin, Northrop; Raytheon and Roche.

Manufacturing

Once we have fabricated the wafers, we probe and test the individual circuits on them to identify those that do not function. This saves us the cost of putting mechanical packages around circuits whose failure can be determined in advance. After probe, we send all of our wafers to one of our independent assembly contractors, located in China, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan, or Thailand where they are cut into individual chips and assembled into packages. Many of the finished products are given a final test at the assembly contractors although some are shipped back to our test facilities in the United States where we perform electrical testing and visual inspection before shipment to customers.

The raw materials and equipment we use to produce our integrated circuits are available from several suppliers and we are not dependent upon, any single source of supply. However, some materials have been in short supply in the past and lead times on occasion have lengthened, especially during semiconductor expansion cycles.

During 2006, management reached a conclusion that the manufacturing capacity available at our existing facilities, combined with an increased emphasis on outsourcing certain products to foundry partners, exceeded our forecasted demand, and we began a restructuring program to sell or close facilities in order to optimize utilization of the remaining facilities. If market demand for our products increases during 2008, we believe that we will be able to substantially meet our production needs from our remaining wafer fabrication facilities through at least the end of 2008; however, capacity requirements may vary depending on, among other things, our rate of growth and our ability to increase production levels.

During 2007 we manufactured approximately 93% of our products at our wafer fabrication facilities located in Colorado Springs, Colorado; Rousset, France; Heilbronn, Germany; and North Tyneside, United Kingdom. In December, 2006, we announced restructuring initiatives that included seeking to sell the North Tyneside and Heilbronn facilities to optimize our manufacturing operations. We also announced, at that time, our intention to move to a fab-lite manufacturing model with increased utilization of third-party foundry capacity. On October 8, 2007, we announced that we entered into separate agreements with Taiwan Semiconductor Manufacturing Company, Ltd. ("TSMC") and Highbridge Business Park Limited ("Highbridge") for the sale of the wafer fabrication equipment and related property located in North Tyneside, United Kingdom. We ceased manufacturing operations at our North Tyneside, UK wafer fabrication facility in February 2008 and have increased production at our Colorado Springs and Rousset wafer fabs to provide the necessary output to meet demand.

Much of the $70 million of manufacturing equipment paid for during 2007 was related to process technology advancements. It is anticipated that capital equipment purchases for 2008, estimated at $80 to $90 million, will be focused on maintaining existing equipment, providing additional testing capacity and, to a limited extent, on developing advanced process technologies.

Irving, Texas, Facility

On May 1, 2007, we announced the sale of our Irving, Texas, wafer fabrication facility for approximately $37 million in cash. The sale of the facility includes approximately 39 acres of land, the fabrication facility building, and related offices, and remaining equipment. We retained an additional 17 acres of undeveloped land and is currently offered for sale.

North Tyneside, United Kingdom, and Heilbronn, Germany, Facilities

In December 2006, we announced our decision to sell our wafer fabrication facilities in North Tyneside, United Kingdom, and Heilbronn, Germany, in an effort to increase manufacturing efficiencies by better utilizing remaining wafer fabrication facilities, while reducing future capital expenditure requirements.

Following the announcement of our intention to sell the North Tyneside, UK fabrication facility in the fourth quarter of 2006, we assessed the fair market value of the facility compared to the carrying value recorded. The fair value was determined using a market-based valuation technique and estimated future cash flows. We recorded a net impairment charge of $72 million in the quarter ended December 31, 2006 related to the write-down of long lived assets to their estimated fair values, less costs to dispose of the assets.

We acquired the North Tyneside, United Kingdom, facility in September 2000, including an interest in 100 acres of land and the fabrication facility of approximately 750,000 square feet, for $100 million. We sold 40 acres in 2002 for $14 million. We recorded an asset impairment charge of $318 million in the second quarter of 2002 to write down the carrying value of equipment in the fabrication facilities in North Tyneside, United Kingdom, to its estimated fair value. The estimate of fair value was made based on management's best estimates.

On October 8, 2007, we entered into definitive agreements to sell certain wafer fabrication equipment and land and buildings at North Tyneside to TSMC and Highbridge for a total of approximately $124 million. The disposal group previously classified as held for sale included all assets (excluding cash and inventory) and liabilities of the North Tyneside legal entity. Upon entering into the agreements noted above, we determined that certain equipment and all of the related liabilities were no longer included in the disposal group as they were not being acquired or assumed by the buyer. As a result, we reassessed whether the assets to be sold in this transaction continued to meet the criteria for classification as held for sale as of September 30, 2007. We concluded that the assets to be sold under the above agreements were no longer available for immediate sale in their present condition as the terms of the these agreements require us to perform significant additional steps, including the dismantling, decommissioning and testing of the wafer fabrication equipment before TSMC will accept transfer of title of the purchased equipment, as well as the delivery of a vacated building to Highbridge. We had previously expected to sell the assets in the form of the transfer of the legal entity and then enter into a further supply agreement for product wafers with the buyer. However, the agreements noted above require termination of production efforts in order to deliver assets in the condition specified by the buyers. We have determined that we need to continue to operate the facility in order to build sufficient inventory as a result of the closure of the North Tyneside facility, and therefore cannot deliver the assets to be sold in the conditions specified in the sales agreements until production activity is concluded, which occurred in February 2008. In accordance with SFAS No. 144, we determined in the third quarter of 2007 that the assets to be sold to TSMC and Highbridge did not meet the criteria for assets held for sale and were reclassified as held and used, and measured at the lower of their adjusted carrying amounts or fair values less cost to sell as of December 31, 2007. We received proceeds of $43 million from Highbridge for the closing of the real property portion of the transaction in November 2007 and a gain on the sale of the real property will be recognized upon us vacating the facility during the second quarter of 2008. The gain on the sale of fabrication equipment will be recognized when such equipment is transferred to and accepted by TSMC during the first two quarters of 2008.

The Heilbronn, Germany, facility did not meet the criteria for classification as held for sale as of December 31, 2007 and 2006, due to uncertainties relating to the likelihood of completing the sale within the next twelve months. Long-lived assets of this facility at December 31, 2007 and 2006, respectively, were classified as held and used. After an assessment of expected future cash flows generated by the Heilbronn, Germany facility, we concluded that no impairment existed in the years ended December 31, 2007 and 2006

Environmental Compliance

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes.

Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or

other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

Marketing and Sales

We generate our revenue by selling our products directly to original equipment manufacturers ("OEMs") and indirectly to OEMs through distributors. We market our products worldwide to a diverse base of OEMs serving primarily commercial markets. In the United States and Canada, we sell our products to large OEM accounts primarily by using manufacturers' representatives or through national and regional distributors. Our agreements with our representatives and distributors are generally terminable by either party on short notice, subject to local laws. Direct sales to OEMs as a percentage of net revenues for 2007 totaled 53% while sales to distributors totaled 44% of net revenues.

Sales to U.S. OEMs, as a percentage of net revenues totaled 10%, 17% and 17% for 2007, 2006 and 2005, respectively. Sales to U.S. distributors, as a percentage of net revenues, totaled 6%, 7% and 6% for 2007, 2006 and 2005, respectively. We support this sales network from our headquarters in San Jose, California and through U.S. regional offices in California, Colorado, Florida, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, North Carolina, Oregon, Texas and Washington.

We sell to customers outside of the U.S. primarily by using international sales representatives and through distributors, who are managed from our foreign sales offices. We maintain sales offices in China, Denmark, Finland, France, Germany, Hong Kong, India, Italy, Japan, Korea, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. Our sales outside the U.S. represented 87%, 86% and 87% of net revenues in 2007, 2006 and 2005, respectively. We expect revenues from our international sales will continue to represent a significant portion of our net revenues. International sales are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements and foreign government regulations.

We allow certain distributors, primarily based in the United States, rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors based on contractual terms we defer recognition of revenue from sales to these distributors until they have resold our products. Sales to certain other primarily non-U.S. based distributors carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of our sale.

Research and Development

We believe significant investment in research and development is vital to our success, growth and profitability, and we will continue to devote substantial resources, including management time, to this activity. Our primary objectives are to increase performance of our existing products, to develop new wafer processing and design technologies, and to draw upon these technologies and our experience in embedded applications to create new products.

During 2007, 2006 and 2005, we spent $272 million, $289 million and $268 million, respectively, on research and development. Research and development expenses are charged to operations as incurred. We expect these expenditures will increase in the future as we continue to invest in new products and new processing technology.

Competition

We operate in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Cypress, Freescale, Fujitsu, Hitachi, IBM, Infineon, Intel, LSI Logic, Microchip, Philips, Renesas, Samsung, Sharp, Spansion, STMicroelectronics, Texas Instruments and Toshiba. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we

have introduced new products, we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last three years, we have experienced significant price competition in several business segments, especially in our Nonvolatile Memory segment for EPROM, Serial EEPROM, and Flash memory products, in our ASIC segment for smart cards, and in our Microcontroller segment for commodity microcontrollers. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of other factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies
- the rate at which customers incorporate our products into their systems
- product introductions by our competitors
- the number and nature of our competitors in a given market
- the incumbency of our competitors' products, and
- general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

Patents and Licenses

We maintain a portfolio of United States patents and we have numerous patent applications on file with the U.S. Patent and Trademark Office. We also operate an internal program to identify patentable developments and we file patent applications wherever necessary to protect our proprietary technologies. However, because technology changes very rapidly in the semiconductor industry, we believe our continued success depends primarily on the technological and innovative skills of our employees and their abilities to rapidly commercialize discoveries.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits which harmed our operating results. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, regardless of the outcome. If any patent or other intellectual property claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

Employees

At December 31, 2007, we employed approximately 7,400 employees compared to approximately 8,000 employees at December 31, 2006. Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly highly skilled design, process and test engineers necessary for the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, most of whom are not subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

Backlog

We accept purchase orders for deliveries covering periods from one day up to approximately one year. However, purchase orders can generally be revised or cancelled by the customer without penalty. In addition, significant portions of our sales are ordered with relatively short lead times, often referred to as "turns business." Considering these industry practices and our experience, we do not believe the total of customer purchase orders outstanding (backlog) provides meaningful information that can be relied on to predict actual sales for future periods.

Geographic Areas

In 2007, 13% of our net revenues were derived from customers in the United States, 50% from customers in Asia, 35% from customers in Europe, and 2% from customers in other regions. This disclosure is determined based on the destination of our products when they are shipped.

As of December 31, 2007, we owned long-lived assets in the United States amounting to $137 million, in France amounting to $268 million, in Germany amounting to $34 million and in the United Kingdom amounting to $107 million. See Note 13 of Notes to Consolidated Financial Statements for further discussion.

Seasonality

The semiconductor industry is increasingly characterized by annual seasonality and wide fluctuations of supply and demand. A significant portion of our revenue comes from sales to customers supplying consumer markets and international sales. As a result, our business may be subject to seasonally lower revenues in particular quarters of our fiscal year. The industry has also been impacted by significant shifts in consumer demand due to economic downturns or other factors, which may result in diminished product demand and production over-capacity. We have experienced substantial quarter-to-quarter fluctuations in revenues and operating results and expect, in the future, to continue to experience short term period-to-period fluctuations in operating results due to general industry or economic conditions.

ITEM 1A. *RISK FACTORS*

In addition to the other information contained in this Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, or results of operation. Investors should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment. In addition, these risks and uncertainties may impact the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

OUR REVENUES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN OUR STOCK PRICE.

Our future operating results will be subject to quarterly variations based upon a wide variety of factors, many of which are not within our control. These factors include:

- the nature of both the semiconductor industry and the markets addressed by our products;
- our transition to a fab-lite strategy;
- our increased dependence on outside foundries and their ability to meet our volume, quality, and delivery objectives, particularly during times of increasing demand along with inventory excesses or shortages due to reliance on third party manufacturers;
- our compliance with U.S. trade and export laws and regulations;
- fluctuations in currency exchange rates and revenues and costs denominated in foreign currencies;
- ability of independent assembly contractors to meet our volume, quality, and delivery objectives;
- success with disposal or restructuring activities, including disposition of our North Tyneside and Heilbronn facilities;
- fluctuations in manufacturing yields;
- third party intellectual property infringement claims;
- the highly competitive nature of our markets;
- the pace of technological change;
- political and economic risks;
- natural disasters or terrorist acts;
- assessment of internal controls over financial reporting;
- ability to meet our debt obligations;
- availability of additional financing;
- potential impairment and liquidity of auction rate securities;
- our ability to maintain good relationships with our customers;
- long-term contracts with our customers;
- integration of new businesses or products;
- our compliance with international, federal and state export, environmental, privacy and other regulations;
- personnel changes;
- business interruptions;
- system integration disruptions;
- anti-takeover effects in our certificate of incorporation, bylaws, and preferred shares rights agreement;
- changes in accounting rules, such as recording expenses for employee stock option grants;
- foreign pension plans are unfunded and any requirement to fund these plans could negatively impact or cash position;
- acquisition strategy may result in unanticipated accounting charges or otherwise adversely affect or results of operations

- we may not be able to effectively utilize all of our manufacturing capacity;
- disruptions to the availability of raw materials can disrupt our ability to supply products to our customers;
- product liability claims may arise resulting in significant costs and damage to reputation;
- revenues are dependent on selling through distributors;
- audits of our income tax returns, both in the U.S. and in foreign jurisdictions; and
- compliance with economic incentive terms in certain government grants.

Any unfavorable changes in any of these factors could harm our operating results.

We believe that our future sales will depend substantially on the success of our new products. Our new products are generally incorporated into our customers' products or systems at their design stage. However, design wins can precede volume sales by a year or more. We may not be successful in achieving design wins or design wins may not result in future revenues, which depend in large part on the success of the customer's end product or system. The average selling price of each of our products usually declines as individual products mature and competitors enter the market. To offset average selling price decreases, we rely primarily on reducing costs to manufacture those products, increasing unit sales to absorb fixed costs and introducing new, higher priced products which incorporate advanced features or integrated technologies to address new or emerging markets. Our operating results could be harmed if such cost reductions and new product introductions do not occur in a timely manner. From time to time, our quarterly revenues and operating results can become more dependent upon orders booked and shipped within a given quarter and, accordingly, our quarterly results can become less predictable and subject to greater variability.

In addition, our future success will depend in large part on the continued economic growth generally and of growth in various electronics industries that use semiconductors, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics, data networking equipment and military equipment. The semiconductor industry has the ability to supply more products than demand requires. Our ability to be profitable will depend heavily upon a better supply and demand balance within the semiconductor industry.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY CREATES FLUCTUATIONS IN OUR OPERATING RESULTS.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. The industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. The semiconductor industry faced severe business conditions with global semiconductor revenues for the industry declining 32% to $139 billion in 2001, compared to revenues in 2000. The semiconductor industry began to turn around in 2002 with global semiconductor sales increasing modestly by 1% to $141 billion. Global semiconductor sales increased 18% to $166 billion in 2003, 27% to $211 billion in 2004, 8% to $228 billion in 2005, 9% to $248 billion in 2006, 3% to $256 billion in 2007, and are estimated by the Semiconductor Industry Association to increase 8% to $277 billion in 2008.

Atmel's operating results have been harmed by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity and declining gross margins. In the past we have recorded significant charges to recognize impairment in the value of our manufacturing equipment, the cost to reduce workforce, and other restructuring costs. Our business may be harmed in the future not only by cyclical conditions in the semiconductor industry as a whole but also by slower growth in any of the markets served by our products.

The semiconductor industry is increasingly characterized by annual seasonality and wide fluctuations of supply and demand. A significant portion of our revenue comes from sales to customers supplying consumer markets and international sales. As a result, our business may be subject to seasonally lower revenues in particular quarters of our fiscal year. The industry has also been impacted by significant shifts in consumer demand due to economic downturns or other factors, which may result in diminished product demand and production over-

capacity. We have experienced substantial quarter-to-quarter fluctuations in revenues and operating results and expect, in the future, to continue to experience short term period-to-period fluctuations in operating results due to general industry or economic conditions.

WE COULD EXPERIENCE DISRUPTION OF OUR BUSINESS AS WE TRANSITION TO A FAB-LITE STRATEGY, AND INCREASE DEPENDENCE ON OUTSIDE FOUNDRIES, WHERE SUCH FOUNDRIES MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES OR MAY ABANDON FABRICATION PROCESSES THAT WE REQUIRE.

As part of our fab-lite strategy, we have reduced and plan to further reduce the number of manufacturing facilities we own. In December 2005, we sold our Nantes, France fabrication facility and the related foundry activities, to XybyBus SAS. In July 2006, we sold our Grenoble, France subsidiary (including the fabrication facility in Grenoble) to e2v technologies plc. In December 2006, we announced the planned sale of our North Tyneside, United Kingdom and Heilbronn, Germany wafer fabrication facilities. On May 1, 2007, we announced the sale of our Irving, Texas, wafer fabrication facility. On October 8, 2007, we announced that we had entered into agreements for the sale of certain wafer equipment and real property in North Tyneside, United Kingdom. As a result of the sale (or planned sale) of such fabrication facilities, we will be increasingly relying on the utilization of third-party foundry manufacturing and assembly and test capacity. As part of this transition we must expand our foundry relationships by entering into new agreements with third-party foundries. If these agreements are not completed on a timely basis, or the transfer of production is delayed for other reasons, the supply of certain of our products could be disrupted, which would harm our business. In addition, difficulties in production yields can often occur when transitioning to a new third-party manufacturer. If such foundries fail to deliver quality products and components on a timely basis, our business could be harmed.

Implementation of our new fab-lite strategy will expose us to the following risks:

- reduced control over delivery schedules and product costs;
- manufacturing costs that are higher than anticipated;
- inability of our manufacturing subcontractors to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;
- possible abandonment of fabrication processes by our manufacturing subcontractors for products that are strategically important to us;
- decline in product quality and reliability;
- inability to maintain continuing relationships with our suppliers;
- restricted ability to meet customer demand when faced with product shortages; and
- increased opportunities for potential misappropriation of our intellectual property.

If any of the above risks are realized, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our revenue or harm our business.

We expect to increase our utilization of outside foundries to expand our capacity in the future, especially for high volume commodity type products and certain aggressive technology ASIC products. Reliance on outside foundries to fabricate wafers involves significant risks, including reduced control over quality and delivery schedules, a potential lack of capacity, and a risk the subcontractor may abandon the fabrication processes we need from a strategic standpoint, even if the process is not economically viable. We hope to mitigate these risks with a strategy of qualifying multiple subcontractors. However, there can be no guarantee that any strategy will eliminate these risks. Additionally, since most of such outside foundries are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign manufacturers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

The terms on which we will be able to obtain wafer production for our products, and the timing and volume of such production will be substantially dependent on agreements to be negotiated with semiconductor foundries. We cannot be certain that the agreements we reach with such foundries will be on terms reasonable to us. Therefore, any agreements reached with semiconductor foundries may be short-term and possibly non-renewable, and hence provide less certainty regarding the supply and pricing of wafers for our products.

During economic upturns in the semiconductor industry we will not be able to guarantee that our third party foundries will be able to increase manufacturing capacity to a level that meets demand for our products, which would prevent us from meeting increased customer demand and harm our business. Also during times of increased demand for our products, if such foundries are able to meet such demand, it may be at higher wafer prices, which would reduce our gross margins on such products or require us to offset the increased price by increasing prices for our customers, either of which would harm our business and operating results.

WE BUILD SEMICONDUCTORS BASED ON FORECASTED DEMAND, AND AS A RESULT, CHANGES TO FORECASTS FROM ACTUAL DEMAND MAY RESULT IN EXCESS INVENTORY OR OUR INABILITY TO FILL CUSTOMER ORDERS ON A TIMELY BASIS WHICH MAY HARM OUR BUSINESS.

We schedule production and build semiconductor devices based primarily on our internal forecasts, as well as non-binding forecasts from customers for orders which may be cancelled or rescheduled with short notice. Our customers frequently place orders requesting product delivery in a much shorter period than our lead time to fully fabricate and test devices. Because the markets we serve are volatile and subject to rapid technological, price, and end user demand changes, our forecasts of unit quantities to build may be significantly incorrect. Changes to forecasted demand from actual demand may result in us producing unit quantities in excess of orders from customers, which could result in the need to record additional expense for the write-down of inventory, negatively affecting gross margin and results from operations.

As we transition to increased dependence on outside foundries, we will have less control over modifying production schedules to match changes in forecasted demand. If we commit to obtaining foundry wafers and cannot cancel or reschedule commitments without material costs or cancellation penalties, we may be forced to purchase inventory in excess of demand, which could result in a write-down of inventories negatively affecting gross margin and results of operations.

Conversely, failure to produce or obtain sufficient wafers for increased demand could cause us to miss revenue opportunities, and, if significant, could impact our customers ability to sell products, which could adversely affect our customer relationships, and thereby materially adversely affect our business, financial condition, and results of operations.

OUR INTERNATIONAL SALES AND OPERATIONS ARE SUBJECT TO APPLICABLE LAWS RELATING TO TRADE AND EXPORT CONTROLS, THE VIOLATION OF WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

For products and technology exported from the U.S. or otherwise subject to U.S. jurisdiction, we are subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and trade sanctions against embargoed countries and destinations administered by the Office of Foreign Assets Control ("OFAC"), U.S. Department of the Treasury. We have discovered shortcomings in our export compliance procedures. We are currently analyzing product shipments and technology transfers, working with U.S. government officials to ensure compliance with applicable U.S. export laws and regulations, and developing an enhanced export compliance system. A determination by the U.S. government that we have failed to comply with one or more of these export controls or trade sanctions could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, and debarment from U.S. participation in government contracts. Any one or more of these sanctions could have a material adverse effect on our business, financial condition and results of operations.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS AND CASH FLOWS, AND REVENUES AND COSTS DENOMINATED IN FOREIGN CURRENCIES COULD ADVERSELY IMPACT OUR OPERATING RESULTS WITH CHANGES IN THESE FOREIGN CURRENCIES AGAINST THE DOLLAR.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Our primary exposure relates to operating expenses in Europe, where a significant amount of our manufacturing is located.

When we take an order denominated in a foreign currency we may receive fewer dollars than initially anticipated if that local currency weakens against the dollar before we collect our funds. Conversely, when we incur a cost denominated in a foreign currency we may pay more dollars than initially anticipated if that local currency strengthens against the dollar before we pay the costs. In addition to reducing revenues or increasing our costs, this risk can negatively affect our operating results. In Europe, where our significant operations have costs denominated in European currencies, a negative impact on expenses can be partially offset by a positive impact on revenues. Sales denominated in European currencies as a percentage of net revenues were 21%, 18% and 16% in the years ended December 31, 2007, 2006 and 2005, respectively. Sales denominated in yen as a percentage of net revenues were 1% in the years ended December 31, 2007, 2006 and 2005. Operating expenses denominated in foreign currencies as a percentage of total operating expenses, primarily the euro, were 51%, 52% and 55% in the years ended December 31, 2007, 2006 and 2005, respectively.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Conversely, we face the risk that our accounts payable denominated in foreign currencies could increase in value if such foreign currencies strengthen against the dollar. Approximately 23% and 26% of our accounts receivable are denominated in foreign currency as of December 31, 2007 and 2006, respectively.

We also face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 54% and 48% of our accounts payable were denominated in foreign currency as of December 31, 2007 and 2006, respectively. Approximately 18% and 60% of our debt obligations were denominated in foreign currency as of December 31, 2007 and 2006, respectively.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS WHICH MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND WHICH MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES.

We currently manufacture a majority of the wafers for our products at our fabrication facilities, and the wafers are then sorted and tested at our facilities. After wafer testing, we ship the wafers to one of our independent assembly contractors located in China, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan or Thailand where the wafers are separated into die, packaged and, in some cases, tested. Our reliance on independent contractors to assemble, package and test our products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because our assembly contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions, including export controls, and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

WE FACE RISKS ASSOCIATED WITH DISPOSAL OR RESTRUCTURING ACTIVITIES.

As part of our fab-lite strategy, in December 2006, we announced plans to sell our Heilbronn, Germany, and North Tyneside, United Kingdom, manufacturing facilities. On October 8, 2007, we announced that we had entered

into agreements for the sale of certain wafer fabrication equipment and real property in North Tyneside, United Kingdom. However, reducing our wafer fabrication capacity involves significant potential costs and delays, particularly in Europe, where the extensive statutory protection of employees imposes substantial restrictions on their employers when the market requires downsizing. Such costs and delays include compensation to employees and local government agencies, requirements and approvals of governmental and judicial bodies, and the potential requirement to repay governmental subsidies. We may experience labor union or workers council objections, or other difficulties, while implementing a reduction of the number of employees. Significant difficulties that we experience could harm our business and operating results, either by deterring needed headcount reduction or by the additional employee severance costs of resulting from employee reduction actions in Europe relative to America or Asia.

We continue to evaluate the existing restructuring and asset impairment reserves related to previously implemented restructuring plans. As a result, there may be additional restructuring charges or reversals or recoveries of previous charges. However, we may incur additional restructuring and asset impairment charges in connection with additional restructuring plans adopted in the future. Any such restructuring or asset impairment charges recorded in the future could significantly harm our business and operating results.

IF WE ARE UNABLE TO IMPLEMENT NEW MANUFACTURING TECHNOLOGIES OR FAIL TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED.

Whether demand for semiconductors is rising or falling, we are constantly required by competitive pressures in the industry to successfully implement new manufacturing technologies in order to reduce the geometries of our semiconductors and produce more integrated circuits per wafer. We are developing processes that support effective feature sizes as small as 0.13-microns, and we are studying how to implement advanced manufacturing processes with even smaller feature sizes such as 0.065-microns.

Fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. Whether through the use of our foundries or third party manufacturers, we may experience problems in achieving acceptable yields in the manufacture of wafers, particularly during a transition in the manufacturing process technology for our products.

We have previously experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity or transitions in manufacturing process technology. Production delays or difficulties in achieving acceptable yields at any of our fabrication facilities or at the fabrication facilities of our third party manufacturers could materially and adversely affect our operating results. We may not be able to obtain the additional cash from operations or external financing necessary to fund the implementation of new manufacturing technologies.

WE MAY FACE THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN LOSS OF SIGNIFICANT RIGHTS.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which on occasion have resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits, which harmed our operating results and are currently involved in intellectual property infringement lawsuits, which may harm our future operating results. We are currently involved in several intellectual property infringement lawsuits. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and

inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, whatever the outcome. If any patent or other intellectual property claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUES, REDUCED GROSS MARGINS, AND LOSS OF MARKET SHARE.

We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Cypress, Freescale, Fujitsu, Hitachi, IBM, Infineon, Intel, LSI Logic, Microchip, Philips, Renesas, Samsung, Sharp, Spansion, STMicroelectronics, Texas Instruments and Toshiba. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced new products we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last several years, we have experienced significant price competition in several business segments, especially in our nonvolatile memory segment for EPROM, Serial EEPROM, and Flash memory products, as well as in our commodity microcontrollers and smart cards. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes;
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies;
- the rate at which customers incorporate our products into their systems;
- product introductions by our competitors;
- the number and nature of our competitors in a given market;
- the incumbency of our competitors at potential new customers;
- our ability to minimize production costs by outsourcing our manufacturing, assembly and testing functions; and
- general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

The average selling prices of our products historically have decreased over the products' lives and are expected to continue to do so. As a result, our future success depends on our ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. We are

continually designing and commercializing new and improved products to maintain our competitive position. These new products typically are more technologically complex than their predecessors, and thus have increased potential for delays in their introduction.

The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decision to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or by technologies serving the markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products, our future operating results could be harmed.

In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. Our integrated solution products require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development, or marketing and sales efforts may not be successful, our new products may not achieve market acceptance, and price expectations for our new products may not be achieved, any of which could harm our business.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS POLITICAL AND ECONOMIC RISKS.

Sales to customers outside the U.S. accounted for 87%, 86% and 87% of net revenues in the years ended December 31, 2007, 2006 and 2005, respectively. We expect that revenues derived from international sales will continue to represent a significant portion of net revenues. International sales and operations are subject to a variety of risks, including:

- greater difficulty in protecting intellectual property;
- reduced flexibility and increased cost of staffing adjustments, particularly in France and Germany;
- longer collection cycles;
- potential unexpected changes in regulatory practices, including export license requirements, trade barriers, tariffs and tax laws, environmental and privacy regulations; and
- general economic and political conditions in these foreign markets.

Further, we purchase a significant portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly at our French, German and U.K. manufacturing facilities. As a result, our costs will fluctuate along with the currencies and general economic conditions in the countries in which we do business, which could harm our operating results.

Approximately 22%, 19% and 17% of our net revenues in the years ended December 31, 2007, 2006 and 2005 were denominated in foreign currencies. Operating costs denominated in foreign currencies, primarily the euro, were approximately 51%, 52% and 55% of total operating costs in the years ended December 31, 2007, 2006 and 2005, respectively.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE HARMED BY NATURAL DISASTERS OR TERRORIST ACTS.

Since the terrorist attacks on the World Trade Center and the Pentagon in 2001, certain insurance coverage has either been reduced or made subject to additional conditions by our insurance carriers, and we have not been able to

maintain all necessary insurance coverage at reasonable cost. Instead, we have relied to a greater degree on self-insurance. For example, we now self-insure property losses up to $10 million per event. Our headquarters, some of our manufacturing facilities, the manufacturing facilities of third party foundries and some of our major vendors' and customers' facilities are located near major earthquake faults and in potential terrorist target areas. If a major earthquake or other disaster or a terrorist act impacts us and insurance coverage is unavailable for any reason, we may need to spend significant amounts to repair or replace our facilities and equipment, we may suffer a temporary halt in our ability to manufacture and transport product and we could suffer damages of an amount sufficient to harm our business, financial condition and results of operations.

A LACK OF EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING COULD RESULT IN AN INABILITY TO ACCURATELY REPORT OUR FINANCIAL RESULTS, WHICH COULD LEAD TO A LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS AND HAVE AN ADVERSE EFFECT ON OUR STOCK PRICE.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies in our internal controls. Evaluations of the effectiveness of our internal controls in the future may lead our management to determine that internal control over financial reporting is no longer effective. Such conclusions may result from our failure to implement controls for changes in our business, or deterioration in the degree of compliance with our policies or procedures.

A failure to maintain effective internal control over financial reporting, including a failure to implement effective new controls to address changes in our business could result in a material misstatement of our consolidated financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

OUR DEBT LEVELS COULD HARM OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND OUR ABILITY TO MEET OUR DEBT OBLIGATIONS WILL BE DEPENDENT UPON OUR FUTURE PERFORMANCE.

As of December 31, 2007, our total debt was $163 million, compared to $169 million at December 31, 2006. Our long-term debt less current portion to equity ratio was 0.02 and 0.06 at December 31, 2007 and 2006, respectively. Increases in our debt-to-equity ratio could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and make us more vulnerable to industry downturns and competitive pressures.

Certain of our debt facilities contain terms that subject us to financial and other covenants. We were in compliance with all of these covenants as of December 31, 2007.

We were previously not in compliance with covenants requiring timely filing of U.S. GAAP financial statements as of December 31, 2006, and, as a result, requested waivers from our lenders to avoid default under these facilities. Waivers were not received from all lenders, and as a result, we had previously classified $23 million of non-current liabilities to current liabilities on our consolidated balance sheet as of December 31, 2006. As a result of our return to compliance with the related financial and filing requirement covenants in June 2007, these liabilities are classified as non-current liabilities as of December 31, 2007.

From time to time our ability to meet our debt obligations will depend upon our ability to raise additional financing and on our future performance and ability to generate substantial cash flow from operations, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to meet debt obligations or otherwise are obliged to repay any debt prior to its due date, our available cash would be depleted, perhaps seriously, and our ability to fund operations harmed. In addition, our ability to service long-term debt in the U.S. or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded, as a substantial portion of our operations are conducted through our foreign subsidiaries. Our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the

U.S. parent corporation. These foreign subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amount to us, whether by dividends, distributions, loans or any other form.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

We intend to continue to make capital investments to support new products and manufacturing processes that achieve manufacturing cost reductions and improved yields. We may seek additional equity or debt financing to fund operations, strategic transactions, or other projects. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms.

A SUBSTANTIAL PORTION OF OUR SHORT-TERM INVESTMENT PORTFOLIO IS INVESTED IN HIGHLY-RATED AUCTION RATE SECURITIES. FAILURES IN THESE AUCTIONS MAY AFFECT OUR LIQUIDITY, WHILE RATING DOWNGRADES OF THE SECURITY ISSUER AND/ OR THE THIRD-PARTIES INSURING SUCH INVESTMENTS MAY REQUIRE US TO ADJUST THE CARRYING VALUE OF THESE INVESTMENTS THROUGH AN IMPAIRMENT CHARGE.

Approximately $29 million of our investment portfolio at December 31, 2007 is invested in highly-rated auction rate securities. Auction rate securities are securities that are structured with short-term interest rate reset dates of generally less than ninety days but with contractual maturities that can be well in excess of ten years. At the end of each reset period, investors can sell or continue to hold the securities at par. These securities are subject to fluctuations in fair value depending on the supply and demand at each auction. If the auctions for the securities we own fail, the investments may not be readily convertible to cash until a future auction of these investments is successful. If the credit rating of either the security issuer or the third-party insurer underlying the investments deteriorates, we may be required to adjust the carrying value of the investment through an impairment charge. Through the time of filing of this Form 10-K, we have had four failed auctions relating to such securities aggregating approximately $3.4 million.

PROBLEMS THAT WE EXPERIENCE WITH KEY CUSTOMERS OR DISTRIBUTORS MAY HARM OUR BUSINESS.

Our ability to maintain close, satisfactory relationships with large customers is important to our business. A reduction, delay, or cancellation of orders from our large customers would harm our business. The loss of one or more of our key customers, or reduced orders by any of our key customers, could harm our business and results of operations. Moreover, our customers may vary order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods.

We sell many of our products through distributors. Our distributors could experience financial difficulties or otherwise reduce or discontinue sales of our products. Our distributors could commence or increase sales of our competitors' products. In any of these cases, our business could be harmed. Our sales terms for European distributors generally include very limited rights of return and stock rotation privileges. However, as we evaluate how to refine our distribution strategy, we may need to modify our sales terms or make changes to our distributor base, which may impact our future revenues in this region. It may take time for us to convert systems and processes to support modified sales terms. In addition, revenues in Asia may be impacted in the future as we refine our distribution strategy and optimize our distributor base in this region. It may take time for us to identify financially viable distributors and help them develop high quality support services. There can be no assurances that we will be able to manage these changes in an efficient and timely manner, or that our net revenues, result of operations and financial position will not be negatively impacted as a result.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS.

We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at

the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

OUR FAILURE TO SUCCESSFULLY INTEGRATE BUSINESSES OR PRODUCTS WE HAVE ACQUIRED COULD DISRUPT OR HARM OUR ONGOING BUSINESS.

We have from time to time acquired, and may in the future acquire additional, complementary businesses, facilities, products and technologies. Achieving the anticipated benefits of an acquisition depends, in part, upon whether the integration of the acquired business, products or technology is accomplished in an efficient and effective manner. Moreover, successful acquisitions in the semiconductor industry may be more difficult to accomplish than in other industries because such acquisitions require, among other things, integration of product offerings, manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of such integration may be increased by the need to coordinate geographically separated organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures.

The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. The inability of management to successfully integrate any future acquisition could harm our business. Furthermore, products acquired in connection with acquisitions may not gain acceptance in our markets, and we may not achieve the anticipated or desired benefits of such transactions.

On February 6, 2008, we announced that we had entered into a definitive agreement for the purchase of Quantum Research Group Ltd. ("Quantum"), a developer of capacitive sensing IP and solutions for user interfaces. Under the terms of the agreement, we will pay approximately $88 million in cash at closing and upon the satisfaction of certain contingencies over the next three years, certain Quantum shareholders may also receive up to an additional $42 million in cash and our common stock, the ratio of which will be determined at closing. The acquisition of Quantum is expected to close in the first quarter of 2008, subject to customary closing conditions and regulatory approvals.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS, WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS.

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

We also could face significant costs and liabilities in connection with product take-back legislation. We record a liability for environmental remediation and other environmental costs when we consider the costs to be probable and the amount of the costs can be reasonably estimated. The EU has enacted the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for the individual member states of the EU to enact the directive in their respective countries was August 13, 2004 (such legislation, together with the directive, the "WEEE Legislation"). Producers participating in the market became financially responsible for implementing these responsibilities beginning in August 2005. Our potential liability resulting from the WEEE Legislation may be substantial. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan, the cumulative impact of which could be significant.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and in the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

BUSINESS INTERRUPTIONS COULD HARM OUR BUSINESS.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. In addition, business interruption insurance may not be enough to compensate us for losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

SYSTEM INTEGRATION DISRUPTIONS COULD HARM OUR BUSINESS.

We periodically make enhancements to our integrated financial and supply chain management systems. This process is complex, time-consuming and expensive. Operational disruptions during the course of this process or delays in the implementation of these enhancements could impact our operations. Our ability to forecast sales demand, ship products, manage our product inventory and record and report financial and management information on a timely and accurate basis could be impaired while we are making these enhancements.

PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND PREFERRED SHARES RIGHTS AGREEMENT MAY HAVE ANTI-TAKEOVER EFFECTS.

Certain provisions of our Restated Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

We also have a preferred shares rights agreement with Equiserve Trust Company, N.A., as rights agent, dated as of September 4, 1996, amended and restated on October 18, 1999 and amended as of November 7, 2001, which gives our stockholders certain rights that would likely delay, defer or prevent a change of control of Atmel in a transaction not approved by our board of directors.

CHANGES IN STOCK OPTION ACCOUNTING RULES MAY ADVERSELY IMPACT OUR REPORTED OPERATING RESULTS, OUR STOCK PRICE, AND OUR ABILITY TO OFFER COMPETITIVE COMPENSATION ARRANGEMENTS WITH OUR EMPLOYEES.

In December 2004, the FASB issued SFAS No. 123R, which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and supersedes our previous accounting under APB No. 25.

We adopted SFAS No. 123R effective January 1, 2006, using the modified prospective transition method and our consolidated financial statements as of and for the years ended December 31, 2007 and 2006 are based on this method. In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS No. 123R.

We have elected to adopt FSP No. FAS 123(R)-3 to calculate our pool of windfall tax benefits.

SFAS No. 123R requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest will be recognized as expense over the requisite service periods in our consolidated statements of operations. Prior to January 1, 2006, we accounted for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123 (and further amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123"). Under the intrinsic value method, stock-based compensation expense was recognized in our consolidated statements of operations for stock based awards granted to employees when the exercise price of these awards was less than the fair market value of the underlying stock at the date of grant.

Income from continuing operations in 2007 was reduced by stock-based compensation expenses of $17 million and loss from continuing operations in, 2006 was increased by stock-based compensation expenses of $9 million. These charges were calculated in accordance with SFAS No. 123R.

The implementation of SFAS No. 123R has resulted in lower report operating results, net income, and earnings per share, which could negatively impact our future stock price. In addition, this could impact our ability to utilize employee stock plans to reward employees, and could result in a competitive disadvantage to us in attracting or retaining employees in the future.

OUR FOREIGN PENSION PLANS ARE UNFUNDED, AND ANY REQUIREMENT TO FUND THESE PLANS IN THE FUTURE COULD NEGATIVELY IMPACT OUR CASH POSITION AND OPERATING CAPITAL.

We sponsor defined benefit pension plans that cover substantially all our French and German employees. Plan benefits are managed in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. Pension benefits payable totaled $53 million at both December 31, 2007 and 2006. The plans are non-funded, in compliance with local statutory regulations, and we have no immediate intention of funding these plans. Benefits are paid when amounts become due, commencing when participants retire. Cash funding for benefits paid in 2007 was approximately $1 million, and we expect to pay $2 million in 2008. Should legislative regulations require complete or partial funding of these plans in the future, it could negatively impact our cash position and operating capital.

OUR ACQUISITION STRATEGY MAY RESULT IN UNANTICIPATED ACCOUNTING CHARGES OR OTHERWISE ADVERSELY AFFECT OUR RESULTS OF OPERATIONS, AND RESULT IN DIFFICULTIES IN ASSIMILATING AND INTEGRATING THE OPERATIONS, PERSONNEL, TECHNOLOGIES, PRODUCTS AND INFORMATION SYSTEMS OF ACQUIRED COMPANIES OR BUSINESSES, OR BE DILUTIVE TO EXISTING SHAREHOLDERS.

A key element of our business strategy includes expansion through the acquisitions of businesses, assets, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our skilled engineering workforce or enhance our technological capabilities. Between January 1, 1999 and December 31, 2007, we acquired two companies and certain assets of three other businesses. We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, and the purchase or sale of assets, including tangible and intangible assets such as intellectual property. On February 6, 2008, we announced that we had entered into a definitive agreement for the purchase of Quantum Research Group Ltd. ("Quantum"), a developer of capacitive sensing IP and solutions for user interfaces. Under the terms of the agreement, we will pay approximately $88 million in cash at closing and upon the satisfaction of certain contingencies over the next three years, certain Quantum shareholders may also receive up to an additional $42 million in cash and our common stock, the ratio of which will be determined at closing. The acquisition of Quantum is expected to close in the first quarter of 2008, subject to customary closing conditions and regulatory approvals.

Acquisitions may require significant capital infusions, typically entail many risks, and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses. We have in the past and may in the future experience delays in the

timing and successful integration of an acquired company's technologies and product development through volume production, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation and increase our expenses. These challenges are magnified as the size of the acquisition increases. Furthermore, these challenges would be even greater if we acquired a business or entered into a business combination transaction with a company that was larger and more difficult to integrate than the companies we have historically acquired.

Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense, and the recording and later amortization of amounts related to certain purchased intangible assets, any of which items could negatively impact our results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our common stock to decline. Beginning January 1, 2009, the accounting for future business combinations will change. We expect that the new requirements will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date.

Acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves. We may seek to obtain additional cash to fund an acquisition by selling equity or debt securities. Any issuance of equity or convertible debt securities may be dilutive to our existing shareholders.

We cannot assure you that we will be able to consummate any pending or future acquisitions or that we will realize any anticipated benefits from these acquisitions. We may not be able to find suitable acquisition opportunities that are available at attractive valuations, if at all. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms, and any decline in the price of our common stock may make it significantly more difficult and expensive to initiate or consummate additional acquisitions.

WE MAY NOT BE ABLE TO EFFECTIVELY UTILIZE ALL OF OUR MANUFACTURING CAPACITY, WHICH MAY NEGATIVELY IMPACT OUR BUSINESS.

The manufacture and assembly of semiconductor devices requires significant fixed investment in manufacturing facilities, specialized equipment, and a skilled workforce. If we are unable to fully utilize our own fabrication facilities due to decreased demand, significant shift in product mix, obsolescence of the manufacturing equipment installed, lower than anticipated manufacturing yields, or other reasons, our operating results will suffer. Our inability to produce at anticipated output levels could include delays in the recognition of revenue, loss of revenue or future orders, customer-imposed penalties for failure to meet contractual shipment deadlines.

Our operating results are also adversely affected when we operate at production levels below optimal capacity. Lower capacity utilization results in certain costs being charged directly to expense and lower gross margins. During 2007, we lowered production levels significantly at our North Tyneside, United Kingdom manufacturing facility to avoid building more inventory than we were forecasting orders for. As a result, operating costs for these periods were higher than in prior periods negatively impacting gross margins. While we expect to close this facility in the first quarter of 2008, there can be no assurance that other Atmel manufacturing facilities will not experience similar conditions requiring production levels to be reduced below optimal capacity levels. If we are unable to operate our manufacturing facilities at optimal production levels, our operating costs will increase and gross margin and results from operations will be negatively impacted.

DISRUPTIONS TO THE AVAILABILITY OF RAW MATERIALS CAN DISRUPT OUR ABILITY TO SUPPLY PRODUCTS TO OUR CUSTOMERS, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

The manufacture of semiconductor devices requires specialized raw materials, primarily certain types of silicon wafers. We generally utilize more than one source to acquire these wafers, but there are only a limited number of qualified suppliers capable of producing these wafers in the market. The raw materials and equipment necessary for our business could become more difficult to obtain as worldwide use of semiconductors in product applications increases. We have experienced supply shortages from time to time in the past, and on occasion our suppliers have told us they need more time than expected to fill our orders. Any significant interruption of the supply of raw materials could harm our business.

WE COULD FACE PRODUCT LIABILITY CLAIMS THAT RESULT IN SIGNIFICANT COSTS AND DAMAGE TO REPUTATION WITH CUSTOMERS, WHICH WOULD NEGATIVELY IMPACT OUR OPERATING RESULTS.

All of our products are sold with a limited warranty. However, we could incur costs not covered by our warranties, including additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting their defective products, costs for product recalls, or other damages. These costs could be disproportionately higher than the revenue and profits we receive from the sales of these devices.

Our products have previously experienced, and may in the future experience, manufacturing defects, software or firmware bugs, or other similar defects. If any of our products contains defects or bugs, or has reliability, quality or compatibility problems, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales or shipment of our products to our customers.

We have implemented significant quality control measures to mitigate this risk; however, it is possible that products shipped to our customers will contain defects or bugs. In addition, these problems may divert our technical and other resources from other development efforts. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional costs or delay shipments for revenue which would negatively affect our business, financial condition, and results of operations.

OUR REVENUES ARE DEPENDENT ON SELLING THROUGH DISTRIBUTORS.

Sales through distributors accounted for 44%, 41% and 40% of our net revenues in 2007, 2006 and 2005. We market and sell our products through third-party distributors pursuant to agreements that can generally be terminated for convenience by either party upon relatively short notice to the other party. These agreements are non-exclusive and also permit our distributors to offer our competitors' products. We are dependent on our distributors to supplement our direct marketing and sales efforts. If any significant distributor or a substantial number of our distributors terminated their relationship with us or decided to market our competitors' products over our products, our ability to bring our products to market would be negatively impacted, we may have difficulty in collecting outstanding receivable balances, and incur other charges or adjustments resulting in material adverse impact to our revenues and operating results.

Additionally, distributors typically maintain an inventory of our products. For certain distributors, we have signed agreements which protect the value of their inventory of our products against price reductions, as well as provide for rights of return under specific conditions. In addition, certain agreements with our distributors also contain standard stock rotation provisions permitting limited levels of product returns. We defer the gross margins on our sales to these distributors, until the applicable products are re-sold by the distributors. However, in the event of an unexpected significant decline in the price of our products or significant return of unsold inventory, we may experience inventory write-downs, charges to reimburse costs incurred by distributors, or other charges or adjustments which could harm our revenues and operating results.

THE OUTCOME OF CURRENTLY ONGOING AND FUTURE AUDITS OF OUR INCOME TAX RETURNS, BOTH IN THE US AND IN FOREIGN JURISDICTIONS, COULD HAVE AN ADVERSE AFFECT ON OUR NET INCOME (LOSS) AND FINANCIAL CONDITION.

We are subject to continued examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. While we believe that the resolution of these audits will not have a material adverse impact on our results of operations, cash flows or financial position, the outcome is subject to uncertainties. Should we be unable to obtain agreements with the tax authority on the various proposed adjustments, there exists the possibility of an adverse material impact on our results of operations, cash flows and financial position.

IF WE ARE UNABLE TO COMPLY WITH ECONOMIC INCENTIVE TERMS IN CERTAIN GOVERNMENT GRANTS, WE MAY NOT BE ABLE TO RECEIVE OR RECOGNIZE GRANT BENEFITS OR WE MAY BE REQUIRED TO REPAY GRANT BENEFITS PREVIOUSLY PAID TO US AND RECOGNIZE RELATED CHARGES, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL POSITION.

We receive economic incentive grants and allowances from European governments targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive and other covenants that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. In addition, we may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to our plans for headcount, project spending, or capital investment at any of these specific locations. If we are unable to comply with any of the covenants in the grant agreements, our results of operations and financial position could be materially adversely affected.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

At December 31, 2007, we owned the major facilities described below:

Number of Buildings	Location	Total Square Feet	Use
1	San Jose, California	291,000	Headquarters offices, research and development, sales and marketing, product design, final product testing
6	Colorado Springs, Colorado	603,000	Wafer fabrication, research and development, marketing, product design, final product testing
5	Rousset, France	815,000	Wafer fabrication, research and development, marketing, product design, final product testing
4	Heilbronn, Germany	778,000	Wafer fabrication, research and development, marketing, product design, final product testing (74% of square footage is leased to other companies)
2	Calamba City, Philippines	338,000	Final product testing

In addition to the facilities we own, we lease numerous research and development facilities and sales offices in North America, Europe and Asia. We believe that existing facilities are adequate for our current requirements.

On October 8, 2007, we entered into an agreement to sell our facility at North Tyneside, United Kingdom, which consisted of nine buildings and total square feet of 753,000. We expect to vacate this facility in May 2008. See Note 15 of Notes to Consolidated Financial Statements for further discussion.

In May 2007, we sold our facility at Irving, Texas, a wafer fabrication facility consisting of 39 acres of land, the fabrication facility building, and related offices, and remaining equipment. We retained an additional 17 acres of undeveloped land offered for sale. See Note 15 of Notes to Consolidated Financial Statements for further discussion.

We do not identify facilities or other assets by operating segment. Each facility serves or supports multiple products and the product mix changes frequently.

ITEM 3. *LEGAL PROCEEDINGS*

Atmel currently is party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and financial position of Atmel. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the legal proceedings described below could change in the future. The Company has accrued for all losses related to litigation that the Company considers probable and for which the loss can be reasonably estimated.

On August 7, 2006, George Perlegos, Atmel's former President and Chief Executive Officer, and Gust Perlegos, Atmel's former Executive Vice President, Office of the President, filed three actions in Delaware Chancery Court against Atmel and some of its officers and directors under Sections 211, 220 and 225 of the Delaware General Corporation Law. In the Section 211 action, plaintiffs alleged that on August 6, 2006, the Board of Directors wrongfully cancelled or rescinded a call for a special meeting of Atmel's stockholders, and sought an order requiring the holding of the special meeting of stockholders. In the Section 225 action, plaintiffs alleged that their termination was the product of an invalidly noticed board meeting and improperly constituted committees acting with gross negligence and in bad faith. They further alleged that there was no basis in law or fact to remove them from their positions for cause, and sought an order declaring that they continue in their positions as President and Chief Executive Officer, and Executive Vice President, Office of the President, respectively. The Section 225 action concluded with the court finding that the plaintiffs had not demonstrated any right to hold any office of Atmel. For both actions, plaintiffs sought costs, reasonable attorneys' fees and any other appropriate relief. The Section 220 action, which sought access to corporate records, was dismissed in 2006.

Regarding the Section 211 action, a trial was held in October 2006, the court held argument in December 2006, issued a Memorandum Opinion in February 2007, and granted a Final Order on March 15, 2007. The Court ruled in favor of the plaintiffs with regards to calling a Special Meeting of Stockholders. The Perlegoses subsequently made a motion in the Chancery Court for attorneys' fees and expenses, based on their having prevailed in the Section 211 action. On October 8, 2007, that motion was withdrawn, thus ending such proceedings, and a final order on the matter was entered in November 2007.

In January 2007, the Company received a subpoena from the Department of Justice ("DOJ") requesting information relating to its past stock option grants and related accounting matters. Also, in August 2006, the Company received a letter from the SEC making an informal inquiry and request for information on the same subject matters. In August 2006, the Company received Information Document Requests from the IRS regarding the Company's investigation into misuse of corporate travel funds and investigation into backdating of stock options. In December 2007, Atmel received notice from the SEC that its investigation had been terminated and no enforcement action was recommended to the Commission. The DOJ and IRS inquiries may require the Company to expend significant management time and incur significant legal and other expenses, which may adversely affect our results of operations and cash flows. The Company cannot predict how long it will take or how much more time and resources it will have to expend to resolve these government inquiries, nor can the Company predict the outcome of these inquiries.

From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Company stockholders and purporting to act on Atmel's behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants. The suits contain various causes of action relating to the timing of stock option grants awarded by Atmel. The federal cases were consolidated and an amended complaint was filed on November 3, 2006. Atmel and the individual defendants moved to dismiss the consolidated amended complaint on various grounds. On July 16, 2007, the Court issued an order dismissing the complaint but granting the plaintiffs leave to file an amended complaint. In August 2007, the plaintiffs filed an amended complaint. The state derivative cases have also been consolidated. In April 2007, a consolidated derivative complaint was filed in the state court action, and the Company moved to stay it. The court granted Atmel's motion to stay on June 14, 2007. Atmel believes that the filing of these derivative actions was unwarranted and intends to vigorously contest them.

In October 2006, an action was filed in First Instance labour court, Nantes, France on behalf of 46 former employees of Atmel's Nantes facility, claiming that the sale of the Nantes facility to MHS (XbyBus SAS) in December 2005 was not a valid sale, and that these employees should still be considered employees of Atmel, with the right to claim social benefits from Atmel. The action is for unspecified damages. A hearing took place in February 2008, which resulted in a decision to appoint a professional judge to decide the matter. Atmel believes that the filing of this action is without merit and intends to vigorously defend this action.

In January 2007, Quantum World Corporation filed a patent infringement suit in the United States District Court, Eastern District of Texas naming Atmel as a co-defendant, along with a number of other electronics manufacturing companies. The plaintiff claims that the asserted patents allegedly cover a true random number generator and that the patents are infringed by the manufacture, use importation and offer for sale of certain Atmel products. The suit seeks damages for infringement and recovery of attorneys' fees and costs incurred. In March 2007, Atmel filed a counterclaim for declaratory relief that the patents are neither infringed nor valid. Atmel believes that the filing of this action is without merit and intends to vigorously defend against this action.

In March 2006, Atmel filed suit against AuthenTec in the United States District Court, Northern District of California, San Jose Division, alleging infringement of U.S. Patent No. 6,289,114, and on November 1, 2006, Atmel filed a First Amended Complaint adding claims for infringement of U.S. Patent No. 6,459,804 (the "'804 Patent"). In November 2006, AuthenTec answered denying liability and counterclaimed seeking a declaratory judgment of non-infringement and invalidity, its attorneys' fees and other relief. In April 2007, AuthenTec filed an action against Atmel for declaratory relief in the United States District Court for the Middle District of Florida that the patents asserted against it by Atmel in the action pending in the Northern District of California are neither infringed nor valid, and amended that complaint in May 2007 to add claims for declaratory relief that the '804 Patent is unenforceable, alleged interference with business relationships, and abuse of process. AuthenTec sought declaratory relief and unspecified damages. On June 25, 2007, the action pending in the Middle District of Florida was transferred to the Northern District of California, and has been related to the action Atmel filed. On July 3, 2007, Atmel filed an answer to the claims for declaratory relief that the patents were neither valid nor infringed, and also added counterclaims of infringement. Also on July 3, 2007, Atmel moved to dismiss the remaining claims for declaratory relief that the '804 Patent is unenforceable, alleged interference with business relationships, and alleged abuse of process. On August 2, 2007, the parties agreed to the dismissal with prejudice of AuthenTec's claims for alleged interference with business relationships and alleged abuse of process. The parties also agreed to grant AuthenTec leave to amend its counterclaim to add the claim for alleged unenforceability of the '804 Patent. Atmel believes that AuthenTec's claims are without merit and intends to vigorously pursue and defend these actions.

On September 28, 2007, Matheson Tri-Gas filed suit in Texas state court in Dallas County against the Company. Plaintiff alleges a claim for breach of contract for alleged failure to pay minimum payments under a purchase requirements contract. Matheson seeks unspecified damages, pre- and post-judgment interest, attorneys' fees and costs. In late November 2007, Atmel filed its answer denying liability. The Company believes that Matheson's claims are without merit and intends to vigorously defend this action.

From time to time, the Company may be notified of claims that it may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no matters submitted to a vote of security holders during the fourth quarter of 2007.

Executive Officers of the Registrant

The executive officers of Atmel, who are elected by and serve at the discretion of the Board of Directors, and their ages, are as follows (ages are as of January 31, 2008):

Name	Age	Position
Steven Laub	49	President and Chief Executive Officer and Director
Tsung-Ching Wu	57	Executive Vice President, Office of the President and Director
Walter Lifsey	49	Executive Vice President, Operations
Robert Avery	59	Vice President Finance and Chief Financial Officer
Robert McConnell	63	Vice President and General Manager, RF and Automotive Segment
Bernard Pruniaux	66	Vice President and General Manager, ASIC Segment
Rod Erin	59	Vice President, Non-Volatile Memory Segment

Steven Laub, Atmel's President and Chief Executive Officer, has served as a director of Atmel since February 2006. Mr. Laub was from 2005 to August 2006 a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From November 2004 to January 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles, (BA) and a degree from Harvard Law School (JD).

Tsung-Ching Wu has served as a director of Atmel since 1985, as Vice President, Technology from January 1986 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Walter Lifsey has served as Executive Vice President, Operations since February 2008 and Senior Vice President, Operations of Atmel since December 2006. Prior to joining Atmel, Mr. Lifsey was Executive Vice President of Operations of International Rectifier Corporation, a semiconductor company, from April 2002 to December 2006. Prior to International Rectifier, Mr. Lifsey was Director of Global Marketing and Planning for AMP Inc., a semiconductor company, and held Operational and Financial Management positions at TRW Corporation. Mr. Lifsey holds a B.A. degree from the University of Nevada, Las Vegas.

Robert Avery has served as Atmel's Vice President Finance and Chief Financial Officer since July 2005. Mr. Avery plans to retire during the first quarter of 2008, but he will remain actively involved in the management of Atmel until his successor is appointed. Prior to July 2005, Mr. Avery served in various management positions in Atmel's finance department since joining Atmel in 1989 as Finance Manager in Atmel's Colorado Springs Operations (including Vice President and Corporate Director of Finance, June 2003 — July 2005; Corporate Director of Finance, 1998 — 2003; and Finance Manager, 1989 — 1998). Prior to joining Atmel, Mr. Avery spent six years with Honeywell Inc. in various financial positions and six years providing audit services with Peat, Marwick, Mitchell & Co. Mr. Avery holds a B.S. degree in Accounting from Michigan State University.

Robert McConnell has served as Atmel's Vice President and General Manager, RF and Automotive Segment since January 2003. Prior to joining Atmel, Mr. McConnell was President and Chief Executive Officer of Cypress

MicroSystems, a semiconductor company and subsidiary of Cypress Semiconductor Corporation, from September 1999 to December 2002. From January 1972 to September 1999, Mr. McConnell was Vice President and General Manager, Embedded Processor Division at Advanced Micro Devices, Inc. a semiconductor manufacturer. Mr. McConnell holds a B.S.E.E. degree from Northwestern University and an M.B.A. from Pepperdine University.

Bernard Pruniaux has served as Atmel's Vice President and General Manager, ASIC Segment since November 2001 and as Chief Executive Officer of Atmel Rousset from May 1995 to November 2001. Mr. Pruniaux holds a master's degree in electrical engineering from Ecole Superieure d'Ingenieurs in Toulouse, France, and a PhD from the LETI in Grenoble, France.

Rod Erin has served as Atmel's Vice President, Non-Volatile Memory Segment since August 2007 and as Vice President of Atmel's Advanced Products Group since July 2005. Mr. Erin joined Atmel in 1989 and has held various management positions in Atmel's planning, operational, and IT organizations. Prior to joining Atmel, Mr. Erin spent 16 years with other semiconductor manufacturing companies, including Texas Instruments, Inmos, and Honeywell in a variety of IT management positions. Mr. Erin holds B.S.E.E and M.B.A. degrees from the University of Illinois.

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Atmel's Common Stock is traded on the NASDAQ Stock Market's Global Select Market (previously the Nasdaq National Market) under the symbol "ATML." The last reported price for our stock on January 31, 2008 was $3.16 per share. The following table presents the high and low sales prices per share for our Common Stock as quoted on the NASDAQ Global Select Market for the periods indicated.

	High	Low
Year ended December 31, 2006:		
First Quarter	$5.10	$3.06
Second Quarter	$5.71	$4.22
Third Quarter	$6.43	$3.71
Fourth Quarter	$6.38	$4.79
Year ended December 31, 2007:		
First Quarter	$6.30	$4.96
Second Quarter	$5.86	$5.00
Third Quarter	$5.99	$4.55
Fourth Quarter	$5.65	$4.31

As of January 31, 2008, there were approximately 1,864 stockholders of record of Atmel's Common Stock. Because many of our shares of Common Stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

No cash dividends have been paid on the Common Stock, and we currently have no plans to pay cash dividends in the future.

The following table provides information about the repurchase of our common stock during the three months ended December 31, 2007 pursuant to our Accelerated Share Repurchase Program.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May yet Be Purchased Under the Plans or Programs(1)
Oct. 1 to Oct. 31	—	—	—	—
Nov. 1 to Nov. 30	5,555,891	(1)	5,555,891	—
Dec. 1 to Dec. 31	—	—	—	—
Total	5,555,891	(1)	5,555,891	—

(1) On August 26, 2007, we entered into collared accelerated share repurchase program with each of Morgan Stanley & Co. Incorporated and Credit Suisse, New York Branch (the "dealers") to repurchase up to an aggregate of $250 million of our common stock. Pursuant to the terms of the transactions, we prepaid $125 million to each dealer shortly after execution of the transactions, and we agreed to purchase up to $125 million of our common stock from each dealer. The aggregate number of shares actually purchased was determined based on the volume weighted average share price of our common stock during a specified period of time, subject to certain provisions that established a minimum and maximum number of shares that may be repurchased by us. In September 2007, the dealers delivered an aggregate of 43 million shares to us, which was the minimum number of shares to be repurchased by us. On November 5, 2007, we received approximately 3 million additional shares from Morgan Stanley & Co. Incorporated and on November 13, 2007, we received approximately 3 million additional shares from Credit Suisse, New York Branch. The total number of shares repurchased under the program was approximately 49 million, which were retired. No additional shares are expected to be repurchased pursuant to the collared accelerated share repurchase program. The effective price per share of all shares repurchased under the program was $5.11.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables include selected summary financial data for each of our last five years and includes adjustments to reflect the classification of the results of our Grenoble, France, subsidiary as Discontinued Operations for the years ended December 31, 2006, 2005, 2004 and 2003. See Note 18 to Notes to Consolidated Financial Statements for further discussion. This data should be read in conjunction with Item 8, "Financial Statements and Supplementary Data," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Net revenues	$1,639,237	$1,670,887	$1,561,107	$1,552,440	$1,236,295
Income (loss) from continuing operations before income taxes(1)(5)	55,709	(73,702)	(62,690)	18,842	(126,795)
Income (loss) from continuing operations	47,885	(98,651)	(49,627)	(5,502)	(128,008)
Income from discontinued operations, net of provision for income taxes	—	12,969	16,276	11,874	7,425
Gain on sale of discontinued operations, net of provision for income taxes(2)	—	100,332	—	—	—
Net income (loss)	$ 47,885	$ 14,650	$ (33,351)	$ 6,372	$ (120,583)

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Basic net income (loss) per share:					
Income (loss) from continuing operations	$ 0.10	$ (0.20)	$ (0.10)	$ (0.01)	$ (0.27)
Income (loss) from discontinued operations, net of provision for income taxes	—	0.02	0.03	0.02	0.01
Gain on sale of discontinued operations, net of provision for income taxes	—	0.21	—	—	—
Net income (loss)	$ 0.10	$ 0.03	$ (0.07)	$ 0.01	$ (0.26)
Weighted-average shares used in basic net income (loss) per share calculations	477,213	487,413	481,534	476,063	469,869
Diluted net income (loss) per share:					
Income (loss) from continuing operations	$ 0.10	$ (0.20)	$ (0.10)	$ (0.01)	$ (0.27)
Income from discontinued operations, net of provision for income taxes	—	0.02	0.03	0.02	0.01
Gain on sale of discontinued operations, net of provision for income taxes	—	0.21	—	—	—
Net income (loss)	$ 0.10	$ 0.03	$ (0.07)	$ 0.01	$ (0.26)
Weighted-average shares used in diluted net income (loss) per share calculations	481,737	487,413	481,534	476,063	469,869

	As of December 31,				
	2007	2006	2005	2004	2003
Cash and cash equivalents	$ 374,130	$ 410,480	$ 300,323	$ 346,350	$ 385,887
Cash and cash equivalents and short-term investments	429,947	466,744	348,255	405,208	431,054
Fixed assets, net(3)	579,566	602,290	874,618	1,185,727	1,101,400
Total assets	1,702,753	1,818,539	1,933,936	2,331,236	2,158,817
Long-term debt less current portion(4)	20,408	60,333	133,479	323,950	357,796
Stockholders' equity	823,479	953,894	937,371	1,107,568	1,003,764

(1) We recorded asset impairment charges (recovery) of $(1) million, $83 million, $13 million and $27 million in 2007, 2006, 2005 and 2003, respectively, and restructuring charges of $13 million, $9 million, and $4 million in 2007, 2006 and 2005, respectively, related to employee termination costs, as well as industry changes and the related realignment of our businesses in response to those changes. We recorded $13 million related to loss on sale and other charges in 2005. We also recorded $1 million and $30 million in charges for grant repayments in 2007 and 2006, respectively.

(2) On July 31, 2006, we sold our Grenoble, France, subsidiary to e2v technologies plc, a British corporation, for approximately $140 million. We recorded a gain on the sale of approximately $100 million, net of assets transferred, working capital adjustments and accrued income taxes.

(3) Fixed assets, net was reduced (increased) for the respective periods as a result of the impairment charges (recovery) discussed in (1) above. Additionally, we reclassified $35 million in fixed assets to assets held for sale as of December 31, 2006, relating to our Irving, Texas, facilities.

(4) On May 23, 2006, substantially all of the convertible notes outstanding at the time were redeemed for approximately $144 million. The remaining balance of approximately $1 million was called by Atmel in June 2006.

(5) On January 1, 2006, we adopted SFAS No. 123R "Share-Based Payment." It required us to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. As a result, we recorded pre-tax, stock-based compensation expense of $17 million and $9 million in 2007 and 2006, respectively, under SFAS No. 123R.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statement Schedules" and "Supplementary Financial Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for 2008. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion, and under the caption "ITEM 1A RISK FACTORS," and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the SEC and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

Overview of Fiscal 2007 Significant Transactions

On May 1, 2007, we sold our Irving, Texas, wafer fabrication facility for $37 million in cash ($35 million, net of selling costs). The sale of the facility included 39 acres of land, the fabrication facility building and related offices, and remaining equipment. An additional 17 acres was retained by us. No significant gain or loss was recorded upon the sale of the facility.

On August 26, 2007, we entered into collared accelerated share repurchase program with each of Morgan Stanley & Co. Incorporated and Credit Suisse, New York Branch (the "dealers") to repurchase up to an aggregate of $250 million of our common stock. Pursuant to the terms of the transactions, we prepaid $125 million to each dealer shortly after execution of the transactions, and we agreed to purchase up to $125 million of our common stock from each dealer. The aggregate number of shares actually purchased was determined based on the volume weighted average share price of our common stock during a specified period of time, subject to certain provisions that established a minimum and maximum number of shares that may be repurchased by us. In September 2007, the dealers delivered an aggregate of 43 million shares to us, which was the minimum number of shares to be repurchased by us. On November 5, 2007, we received approximately 3 million additional shares from Morgan Stanley & Co. Incorporated and on November 13, 2007, we received approximately 3 million additional shares from Credit Suisse, New York Branch. The total number of shares repurchased under the program was approximately 49 million, which were retired. No additional shares are expected to be repurchased pursuant to the collared accelerated share repurchase program. The effective price per share of all shares repurchased under the program was $5.11.

On October 8, 2007, we entered into definitive agreements to sell certain wafer fabrication equipment and real property at North Tyneside, UK to Taiwan Semiconductor Manufacturing Company Limited ("TSMC") and Highbridge Business Park Limited ("Highbridge") for a total of approximately $124 million. We received proceeds

of $43 million for the real property in November 2007 and a gain on the sale of the real property will be recognized upon us vacating the facility, which we expect will happen by May 2008. The gain on the sale of fabrication equipment will be recognized as individual assets are accepted by TSMC and removed from our facility during the first two quarters of 2008.

Overview of 2007 Operating Results

We are a leading designer, developer and manufacturer of a wide range of semiconductor products. Our diversified product portfolio includes our proprietary AVR microcontrollers, security and smart card integrated circuits, and a diverse range of advanced logic, mixed-signal, nonvolatile memory and radio frequency devices. Leveraging our broad intellectual property portfolio, we are able to provide our customers with complete system solutions. Our solutions target a wide range of applications in the communications, computing, consumer electronics, storage, security, automotive, military and aerospace markets, and are used in products such as mobile handsets, automotive electronics, GPS systems and batteries.

We design, develop, manufacture and sell our products. We develop process technologies to ensure our products provide the maximum possible performance. During 2007, we manufactured approximately 93% of our products in our own wafer fabrication facilities.

Our operating segments comprise: (1) application specific integrated circuits (ASICs); (2) microcontroller products (Microcontroller); (3) nonvolatile memory products (Nonvolatile Memory); and (4) radio frequency and automotive products (RF and Automotive).

Net revenues decreased to $1,639 million in 2007 from $1,671 million in 2006, a decrease of $32 million or approximately 2%. During 2007, strong growth in our core business groups, including Microcontrollers, was offset by a decline in unit volumes for our BiCMOS foundry business (within the RF and Automotive segment). Net revenues for our ASIC and Nonvolatile Memory segments remained flat or declined slightly during the year ended December 31, 2007, compared to the year ended December 31, 2006. The decrease in net revenues and unit volumes for BiCMOS foundry products related to a decline in orders from a significant customer for communication chipsets for CDMA phones. The decrease in net revenues in the ASIC segment is primarily due to reduced shipments of lower margin commodity telecommunication-market products. Microcontroller segment revenues were $458 million for the year ended December 31, 2007, an increase of 12% from the $408 million reported for the year ended December 31, 2006. Our proprietary AVR microcontroller product revenues were $320 million during 2007, up 18% from $271 million recorded in 2006. The increase in revenues for Microcontrollers was driven by significant new designs in consumer, wireless handset, and industrial market applications.

Gross margin improved to 35.4% in the year ended December 31, 2007, compared to 33.6% in the year ended December 31, 2006. Improvements to gross margin primarily resulted from lower depreciation expense related to our decision to sell our North Tyneside, UK facility, as well as a more favorable mix of higher margin products sold, and improved manufacturing yields. However, our gross margins were negatively impacted during 2007 by a significant change in foreign currency exchange rates (primarily the US dollar weakening when compared to the euro) as well as lower factory utilization rates, primarily for our North Tyneside, UK facility, which we continued to operate while we sought to sell this facility.

We generated income from operations of $52 million in the year ended December 31, 2007, compared to a loss from operations of $62 million in the year ended December 31, 2006. The increase to income from operations in the year ended December 31, 2007 was primarily related to asset impairment charges of $83 million and grant repayment charges of $30 million recorded in the year ended December 31, 2006, which were not repeated in the year ended December 31, 2007. Research and development expense decreased during 2007, as we reduced spending on non-core product development programs. Selling, general, and administrative expense increased $29 million during 2007 primarily due to expenses associated with the restatement of our 2005 and prior financial statements, a special meeting of stockholders in May 2007, and various independent investigations, as well as on-going legal fees, stock-based compensation costs, resources added to increase investment in sales and administrative organizations and the impact of exchange rates resulting from the weaker dollar compared to the euro.

Provision for income taxes totaled $8 million in the year ended December 31, 2007, compared to $25 million in the year ended December 31, 2006. During 2007, we recognized a benefit of $20 million resulting from the cash receipt of French research and development tax credits related to prior tax years. Provision for income taxes results primarily from taxable income in our profitable foreign subsidiaries which are profitable on a local statutory income basis. This resulted in an effective tax rate of 14%, 34% and (21%) for the years ended December 31, 2007, 2006 and 2005, respectively, expressing tax provision (benefit) as a percentage of the applicable year's income (loss) from continuing operations before income taxes.

We generated positive cash flows from operating activities of $196 million and $296 million in the years ended December 31, 2007 and 2006, respectively. At December 31, 2007, our cash, cash equivalents and short-term investments totaled $430 million, down from $467 million at December 31, 2006, primarily due to $250 million in cash paid to repurchase 49 million shares of our common stock in the third and fourth quarters of 2007, partially offset by $100 million we drew from a bank line of credit in December 2007. Our total debt decreased to $163 million at December 31, 2007 from $169 million at December 31, 2006 due to debt repayments of $109 million, offset by in part by $100 million we drew from a bank line of credit in December 2007. Our current liabilities increased to $621 million at December 31, 2007 from $567 million at December 31, 2006.

RESULTS OF CONTINUING OPERATIONS

	Years Ended					
	December 31, 2007		December 31, 2006		December 31, 2005	
	(In thousands, except percentage of net revenues)					
Net revenues	$1,639,237	100.0%	$1,670,887	100.0%	$1,561,107	100.0%
Gross profit	580,231	35.4%	562,118	33.6%	395,769	25.4%
Research and development expenses	272,041	16.6%	289,108	17.3%	268,164	17.2%
Selling, general and administrative expenses	242,811	14.8%	213,641	12.8%	184,876	11.8%
Charges for grant repayments	1,464	0.1%	30,034	1.8%	—	—
Asset impairment charges (recovery)	(1,057)	(0.1)%	82,582	4.9%	12,757	0.8%
Restructuring charges	13,239	0.8%	8,729	0.5%	4,483	0.3%
Loss on sale and other charges	—	0.0%	—	0.0%	13,199	3.3%
Income (loss) from operations	$ 51,733	3.2%	$ (61,976)	(3.7)%	$ (87,710)	(5.6)%

Net Revenues

Net revenues decreased to $1,639 million in the year ended December 31, 2007 from $1,671 million in the year ended December 31, 2006, a decrease of $32 million or approximately 2%, primarily as a result of declines in our RF and Automotive and ASIC segments, partially offset by growth in our Microcontroller segment. Net revenues for our ASIC and Nonvolatile Memory segments remained flat or declined slightly during the year ended December 31, 2007, compared to the year ended December 31, 2006. The decrease in net revenues and unit volumes for BiCMOS foundry products related to a decline in orders from a significant customer for communication chipsets for CDMA phones. The decrease in net revenues in the ASIC segment is primarily due to reduced shipments of lower margin commodity telecommunication-market products. Microcontroller segment revenues were $458 million for the year ended December 31, 2007, an increase of 12% from the $408 million reported for the year ended December 31, 2006. Our proprietary AVR microcontroller product revenues were $320 million during 2007, up 18% from $271 million recorded in 2006. The increase in revenues for Microcontrollers were driven by significant new designs in consumer, wireless handset, and industrial market applications.

Net revenues increased to $1,671 million in the year ended December 31, 2006 from $1,561 million in the year ended December 31, 2005, an increase of $110 million or approximately 7%, primarily as a result of growth in our Microcontroller and RF and Automotive segments, offset by declines in our ASIC and Nonvolatile Memory segments. The increase in revenues in our Microcontroller segment was primarily driven by growth of our AVR microcontroller products. The increase in revenues in the RF and Automotive segment is primarily related to growth

in communication chipsets for CDMA phones and strong demand for other communication products such as GPS, and other RFID products. The decline in our Nonvolatile Memory segment revenues was due to price declines driven by competitive pricing pressures, partially offset by an increase in unit shipments of Data Flash products in the year ended December 31, 2006 compared to the year ended December 31, 2005. In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. For the years ended December 31, 2006 and 2005, we reclassified net revenues from the Grenoble subsidiary to Results from Discontinued Operations for approximately $80 million and $115 million, respectively, which were previously reported in our ASIC operating segment.

Average exchange rates utilized to translate foreign currency net revenues in euro were approximately 1.36 and 1.25 euro to the dollar in the years ended December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, changes in foreign exchange rates had a favorable impact on net revenues. Had average exchange rates remained the same during the year ended December 31, 2007 as the average exchange rates in effect for the year ended December 31, 2006, our reported net revenues for the year ended December 31, 2007 would have been $27 million lower.

Net Revenues — By Operating Segment

Our net revenues by operating segment are summarized as follows (in thousands, except percentages):

Segment	2007	% of Net Revenues	Change from 2006	% Change from 2006
	(In thousands, except percentage of net revenues)			
ASIC	$ 495,815	30%	$ (5,883)	(1)%
Microcontroller	458,228	28%	49,834	12%
Nonvolatile Memory	376,675	23%	1,356	0%
RF and Automotive	308,519	19%	(76,957)	(20)%
Net revenues	$1,639,237	100%	$(31,650)	(2)%

Segment	2006	% of Net Revenues	Change from 2005	% Change from 2005
ASIC	$ 501,698	30%	$ (32,525)	(6)%
Microcontroller	408,394	24%	131,623	48%
Nonvolatile Memory	375,319	22%	(17,736)	(5)%
RF and Automotive	385,476	23%	28,418	8%
Net revenues	$1,670,887	100%	$109,780	7%

Segment	2005	% of Net Revenues
ASIC	$ 534,223	34%
Microcontroller	276,771	18%
Nonvolatile Memory	393,055	25%
RF and Automotive	357,058	23%
Net revenues	$1,561,107	100%

Certain product families have been reassigned between the ASIC and Microcontroller segments to improve organizational efficiency and reflect the way management evaluates segment performance. As a result, prior period net revenues and income from operating segments have been reclassified to conform to the current period presentation of operating segment information.

Net revenues for the years ended December 31, 2006 and 2005 have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Net revenues from the Grenoble subsidiary of $80 million and $115 million for the years ended December 31, 2006 and 2005 are excluded from consolidated net revenues and are reclassified to

Results from Discontinued Operations. See Note 18 to Notes to Consolidated Financial Statements in Item 8 for further discussion.

ASIC

ASIC segment net revenues decreased 1% to $496 million in the year ended December 31, 2007 from $502 million in the year ended December 31, 2006. This decrease was primarily due to declines in smart card product revenues of 6% and imaging product revenues of 94%, partially offset by an increase in revenues for Crypto Memory products of 157%. The decline in Smart card products is primarily due to reduced shipments of lower margin commodity telecommunication products and lower shipments in the first half of 2007 related to industry consolidation. The decline in revenues from imaging products resulted from our decision to exit this business, which was completed in the third quarter of 2007. The increase in Crypto Memory products resulted from increased adoption by customers and significant new design wins in the personal computer market experienced during 2007.

ASIC segment net revenues decreased 6% to $502 million in the year ended December 31, 2006 from $534 million in the year ended December 31, 2005. During the years ended December 31, 2006 and 2005, our ASIC segment increased unit shipments due to increased demand for Smart Card and custom cell based integrated circuits related to demand for consumer, communications, and security-based products sold by end customers. The benefit from higher unit shipments was offset by lower average selling prices. Smart card products experienced 4% lower revenue in the year ended December 31, 2006 compared to the year ended December 31, 2005 due to competitive pricing pressures. Smart card products experienced growing unit demand from applications which require small memory with high security, such as GSM cell phone applications, bank cards, national identity cards and conditional access for set-top boxes.

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. For the years ended December 31, 2006 and 2005, net revenues reclassified to Results from Discontinued Operations were $80 million and $115 million, respectively. These results were previously reported in our ASIC operating segment.

Microcontroller

Microcontroller segment net revenues increased 12% to $458 million in the year ended December 31, 2007 from $408 million in the year ended December 31, 2006. This increase was primarily due to new customer designs utilizing both our proprietary AVR microcontroller products as well as our ARM-based microcontroller products. AVR microcontroller revenue grew $49 million or 18% in the year ended December 31, 2007, compared to results for the year ended December 31, 2006. ARM-based microcontroller products revenue increased $12 million or 27% in the year ended December 31, 2007 from the year ended December 31, 2006. Net revenues for Microcontroller products have increased due to gains in the 8-bit microcontroller market and ARM-based microcontrollers, growth in the overall microcontroller market including recent high volume customer applications in the consumer and industrial markets, and improved delivery times resulting from higher inventory levels and increased test capacity added during the first half of 2006. Overall demand for microcontrollers is driven by increased use of embedded control systems in consumer, industrial and automotive products.

Microcontroller segment net revenues increased 48% to $408 million in the year ended December 31, 2006 from $277 million in the year ended December 31, 2005. This increase was primarily due to new customer designs utilizing our proprietary AVR microcontroller products. AVR microcontroller revenue grew 70% in the year ended December 31, 2006, while other non-proprietary microcontroller families increased revenue by 16%, compared to the year ended December 31, 2005. Increased test capacity allowed us to increase shipment rates in the first and second quarters of 2006 to satisfy backlog delinquencies from 2005 for AVR microcontrollers. In addition, market share gains in the 8-bit microcontroller market contributed to gains in 2006. Demand for microcontrollers is largely driven by increased use of embedded control systems in consumer, industrial and automotive products.

Nonvolatile Memory

Nonvolatile memory segment revenues increased less than 1% to $377 million in the year ended December 31, 2007 from $375 million in the year ended December 31, 2006. Within this segment, revenues increased $16 million

or 7% for Serial EEPROM-based product revenues and $5 million or 7% in Serial Flash product revenues, partially offset by reduced shipments of lower margin commodity flash memory products, which decreased revenues by $14 million or 34%. Markets for our nonvolatile memory products are more competitive than many other markets we sell in, and as a result, our memory products are subject to greater declines in average selling prices compared to product pricing in our other segments. Competitive pressures and rapid obsolescence of products are among several factors causing continued pricing declines in 2007. While pricing for Serial EEPROM-based products remained steady, unit shipments increased by 10%, compared to unit shipments for the year ended December 31, 2006. This product family benefits from significant market share resulting from competitive pricing and a broad range of offerings. Conditions in the nonvolatile memory segment are expected to remain challenging for the foreseeable future. In an attempt to mitigate the pricing fluctuations in this market, we have shifted our focus away from lower margin commodity parallel Flash products, which tend to experience greater than average sales price fluctuations, to other serial interface nonvolatile memory products.

Nonvolatile segment net revenues decreased 5% to $375 million in the year ended December 31, 2006 from $393 million in the year ended December 31, 2005. This decrease was due primarily to reduced unit selling prices. Competitive pressures and rapid obsolescence of products are among several factors causing continued pricing declines in the year ended December 31, 2006. During the year ended December 31, 2006, Serial EPROM-based product revenues grew by 5% compared to the year ended December 31, 2005 on higher volume shipments, partially offset by lower selling prices. This product family benefits from significant market share resulting from competitive pricing and a broad range of offerings. For the year ended December 31, 2006, revenues for flash-based products declined 17% compared to the year ended December 31, 2005, as higher unit shipments were more than offset by lower selling prices, mostly attributable to highly competitive customer markets.

RF and Automotive

RF and Automotive segment net revenues decreased 20% to $309 million in the year ended December 31, 2007 from $385 million in the year ended December 31, 2006. This decrease was primarily due to reduced shipment quantities for BiCMOS foundry products related to communication chipsets for CDMA phones and mixed signal products, partially offset by growth in other automotive products. Net revenues for BiCMOS foundry products decreased $92 million or 50% in the year ended December 31, 2007 from the year ended December 31, 2006, offset in part by a $29 million or 23% increase from other automotive products. BiCMOS foundry product revenues related to CDMA chipsets represented approximately 4% of revenues for the twelve months ended December 31, 2007 compared to 9% of net revenues for the twelve months ended December 31, 2006. During the fourth quarter of 2007, net revenues for this product represented approximately 2% of net revenues. During 2008, we expect demand for these products will end, and that demand for newer versions of this product will be sourced elsewhere.

RF and Automotive segment net revenues increased 8% to $385 million in the year ended December 31, 2006, compared to $357 million in the year ended December 31, 2005. This increase was primarily due to a 22% revenue growth in automotive and wireless products, partially offset by a 6% decrease in revenues for BiCMOS foundry products.

Net Revenues by Geographic Area

Our net revenues by geographic areas are summarized as follows (revenues are attributed to countries based on delivery locations: (see Note 13 of Notes to Consolidated Financial Statements for further discussion).

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
		(In thousands)	
United States	$ 219,541	$ 241,379	$ 210,399
Europe	571,476	541,254	455,550
Asia	827,418	874,226	876,864
Rest of World*	20,802	14,028	18,294
	$1,639,237	$1,670,887	$1,561,107

* Primarily includes South Africa, and Central and South America

Net revenue amounts have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Net revenues from the Grenoble subsidiary of $80 million and $115 million for the years ended December 31, 2006 and 2005 are excluded from consolidated net revenues, and are reclassified to Results from Discontinued Operations. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

Sales outside the United States accounted for 87%, 86% and 87% of our net revenues in the years ended December 31, 2007, 2006 and 2005.

Our sales in the United States decreased $22 million, or 9%, in the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily due to United States — based customers continuing to redirect deliveries from domestic operations to lower cost overseas operations, as well as reduced shipments to United States — based distributors. Our sales in the United States increased by $31 million, or 15% in the year ended December 31, 2006, compared to the year ended December 31, 2005, due to higher volume shipment, partially offset by lower average selling prices.

Our sales in Europe increased $30 million, or 6%, in the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily due to both higher volume shipments of ARM-based microcontrollers and automotive products, partially offset by reductions in Smart Card shipments. In addition, revenues in 2007 increased as a result of the favorable impact from exchange rates, primarily from the increase in the value of the euro relative to the U.S. dollar. Had average exchange rates remained the same during the year ended December 31, 2007 as the average exchange rates in effect for the year ended December 31, 2006, our reported net revenues for the year ended December 31, 2007 would have been $27 million lower. Our sales in Europe increased by $86 million, or 19%, in the year ended December 31, 2006, compared to the year ended December 31, 2005, primarily due to higher AVR and ARM microcontroller shipments, partially offset by lower Smart Card shipments. Our sales terms for European distributors generally include very limited rights of return and stock rotation privileges. However, as we evaluate how to refine our distribution strategy, we may need to modify our sales terms or make changes to our distributor base, which may impact our future revenues in this region. It may take time for us to convert systems and processes, to support modified sales terms. There can be no assurances that we will be able to manage this optimization process in an efficient and timely manner.

Our sales in Asia decreased $47 million, or 5%, in the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily due to reduced shipment quantities for BiCMOS foundry products related to communication chipsets for CDMA phones delivered to Singapore. For the year ended December 31, 2007, net revenues decreased $92 million for BiCMOS foundry products, compared to the year ended December 31, 2006. The decline in revenues during 2007 was partially offset by increased shipments of AVR microcontrollers, as well as Serial Flash and Serial EEPROM products. Our sales in Asia were flat for the year ended December 31, 2006, compared to the year ended December 31, 2005. Higher AVR microcontroller demand in the year ended December 31, 2006 was offset by decreased shipments and lower pricing for nonvolatile memory products, due to competitive factors, along with constrained test capacity for certain memory products.

The trend over the last several years has been an increase in revenues in Asia (except for Singapore), while revenues from shipments to the United States has either declined or grown at a much slower rate. We believe that part of this shift reflects changes in customer manufacturing trends, with many customers increasing production in Asia due to lower labor costs. While revenues in Asia declined in 2007 compared to 2006 and 2005, we expect that Asia revenues will grow more rapidly than other regions in the future. Revenues in Asia may be impacted in the future as we refine our distribution strategy and optimize our distributor base in Asia. It may take time for us to identify financially viable distributors and help them develop high quality support services. There can be no assurances that we will be able to manage this optimization process in an efficient and timely manner.

Revenues and Costs — Impact from Changes to Foreign Exchange Rates

Changes in foreign exchange rates, primarily the euro, have had a significant impact on our net revenues and operating costs. Net revenues denominated in foreign currencies, primarily the euro, were approximately 22%, 19% and 17% in the years ended December 31, 2007, 2006 and 2005, respectively.

Net revenues in euros amounted to approximately 21%, 18% and 16% of net revenues in the years ended December 31, 2007, 2006 and 2005, respectively. Net revenues in Japanese yen amounted to approximately 1% for each of the years ended December 31, 2007, 2006 and 2005, respectively.

Average annual exchange rates utilized to translate foreign currency revenues and expenses in euro were approximately 1.36, 1.25 and 1.25 euro to the dollar in the years ended December 31, 2007, 2006 and 2005, respectively.

During the year ended December 31, 2007, changes in foreign exchange rates had a favorable impact on revenue but an unfavorable impact on operating costs with the result that income from operations declined since a greater portion of our operating expenses are denominated in foreign currencies than net revenues. Had average exchange rates remained the same during the year ended December 31, 2007 as the average exchange rates in effect for the year ended December 31, 2006, our reported revenues for the year ended December 31, 2007 would have been approximately $27 million lower. However, our foreign currency expenses exceed foreign currency revenues. For the year ended December 31, 2007, 51% of our operating expenses were denominated in foreign currencies, primarily the euro. Had average exchange rates for the year ended December 31, 2007 remained the same as the average exchange rates for year ended December 31, 2006, our operating expenses would have been approximately $65 million lower (cost of revenues of $41 million; research and development expenses of $17 million; and sales, general and administrative expenses of $7 million). The net effect resulted in a decrease to income from operations of approximately $38 million in the year ended December 31, 2007 as a result of unfavorable exchange rates when compared to the year ended December 31, 2006.

Average exchange rates utilized to translate revenues and expenses were approximately 1.25 euro to the dollar in both the years ended December 31, 2006 and 2005, and there was minimal impact on our operating results to the years ended December 31, 2006 from 2005. However within 2006, the impact from costs denominated in foreign currency increased significantly and negatively impacted gross margins and profitability in the fourth quarter of 2006.

Cost of Revenues and Gross Margin

Our cost of revenues includes the costs of wafer fabrication, assembly and test operations, changes in inventory reserves and freight costs. Our gross margin as a percentage of net revenues fluctuates, depending on product mix, manufacturing yields, utilization of manufacturing capacity, and average selling prices, among other factors.

Gross margin improved to 35.4% in the year ended December 31, 2007, compared to 33.6% and 25.4% in the years ended December 31, 2006 and 2005 respectively. Improvements to gross margin primarily resulted from lower depreciation expense related to our decision to sell our North Tyneside, UK facility, as well as a more favorable mix of higher margin products sold, and improved manufacturing yields. However, our gross margins were negatively impacted during 2007 by a significant change in foreign currency exchange rates (primarily the US dollar weakening when compared to the euro) as well as lower factory utilization rates, primarily for our North Tyneside, UK facility, which we continued to operate while we sought to sell this facility.

From time to time, our average selling prices for certain semiconductor products may decline below our manufacturing costs, which will adversely affect our results of operations, cash flows and financial condition. Because inventory reserves are recorded in advance of when the related inventory is sold, subsequent gross margins in the period of sale may be higher than they would be absent the effect of the previous write-downs. The impact on gross margins from the sale of previously written down inventory was not material in the years ended December 31, 2007, 2006 and 2005, respectively. Our excess and obsolete inventory reserves recorded impact all of our product categories, while lower-of-cost or market inventory reserves primarily impact our non-volatile memory and smart card products.

We receive economic assistance grants in some locations as an incentive to achieve certain hiring and investment goals related to manufacturing operations, the benefit for which is recognized as an offset to related costs. We recognized a reduction to cost of revenues for such grants of $2 million, $10 million and $11 million in the years ended December 31, 2007, 2006 and 2005, respectively. The decrease in the offset to cost of revenues in the year ended December 31, 2007, compared to the year ended December 31, 2006 was primarily related to our

December 2006 decision to sell our North Tyneside, UK facility, which precludes us from recognizing any further benefits.

Research and Development

Research and development ("R&D") expenses decreased by 6% to $272 million in the year ended December 31, 2007 from $289 million in the year ended December 31, 2006. Research and development expense decreased during 2007, as we reduced spending on non-core product development programs and related product wafers. This decrease was primarily related to a decrease in the number of development wafers used in technology development, which totaled a cost of $9 million, lower depreciation and amortization expense of $10 million, higher research grant and non-recurring engineering ("NRE") funding benefits of $7 million, offset in part by an increase in stock-based compensation expense of $2 million. R&D expenses during the year ended December 31, 2007 were unfavorably impacted by approximately $17 million due to foreign exchange rate fluctuation. As a percentage of net revenues, R&D expenses totaled 17% for both the years ended December 31, 2007 and 2006, respectively.

R&D expenses increased 8% to $289 million in the year ended December 31, 2006, compared to $268 million in the year ended December 31, 2005. This increase was primarily due to reduced R&D grant benefit recognition of $11 million, higher design software costs of $10 million, increased salaries and other expenses of $15 million and stock-based compensation expense of $2 million, partially offset by lower depreciation expense of $8 million, and lower costs for development wafers of $8 million. As a percentage of net revenues, R&D expenses totaled 17% for both the years ended December 31, 2006 and 2005.

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. In the years ended December 31, 2006 and 2005, R&D expenses were reclassified to Results from Discontinued Operations, totaling approximately $6 million and $7 million, respectively, which were previously reported in our ASIC segment.

We have continued to invest in a variety of product areas and process technologies. We have also continued to purchase or license technology when necessary in order to bring products to market in a timely fashion. In the future, we expect to increase R&D investment in our core products, focusing on fewer but more profitable development projects. In addition, we expect to increase both salary and stock-based compensation expense in order to recruit and retain highly skilled engineering resources. We believe that continued strategic investments in process technology and product development are essential for us to remain competitive in the markets we serve.

We receive R&D grants from various European research organizations, the benefit of which is recognized as an offset to related costs. We recognized $18 million, $15 million and $26 million in the years ended December 31, 2007, 2006 and 2005, respectively.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses increased 14% to $243 million in the year ended December 31, 2007 from $214 million in the year ended December 31, 2006. This increase was primarily due to increased professional fees of $17 million related to legal and accounting services incurred during the restatement process and subsequent special stockholder meeting in May 2007, as well as increased employee salaries and benefits of $4 million, and an increase in stock option compensation charges of $5 million, partially offset by a decrease in litigation settlement costs of $7 million incurred in 2006. SG&A expenses in the year ended December 31, 2007 were unfavorably impacted by approximately $7 million due to foreign exchange rate fluctuation. SG&A expenses totaled 15% and 13% for the years ended December 31, 2007 and 2006, respectively.

SG&A expenses increased by 16% to $214 million in the year ended December 31, 2006, compared to $185 million in the year ended December 31, 2005. This increase was primarily due to increases in stock-based compensation expense of $5 million, net legal expense of $6 million resulting from the Agere and other litigation settlements, higher sales and administrative compensation of $8 million, less than $0.1 million of reduction in allowance for bad debt (compared to an approximate $6 million reversal (benefit) of bad debt expense in the year ended December 31, 2005) and other expense of $3 million. Legal fees in the year ended December 31, 2006 were $1 million higher than in the year ended December 31, 2005. In the year ended December 31, 2005, we incurred

significant legal fees related to several litigation cases resolved in the first half of the year. In the year ended December 31, 2006, legal fees were generally lower until the second half of 2006, when SG&A expense included $13 million related to the independent investigation of historical stock option practices and related matters, and litigation costs related to the termination of former executive officers. As a percentage of net revenues, SG&A expenses totaled 13% and 12% for the years ended December 31, 2006 and 2005, respectively.

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. For the years ended December 31, 2006 and 2005, we reclassified $4 million and $8 million of SG&A expense to Results from Discontinued Operations, respectively, which were previously reported in our ASIC segment.

Charges for Grant Repayments

In the fourth quarter of 2006, we announced our intention to close our design facility in Greece and our intention to sell our manufacturing facility in North Tyneside, United Kingdom. We recorded a charge of $30 million in the fourth quarter of 2006 associated with the expected repayment of subsidy grants previously received and recognized related to grant agreements with government agencies at these locations. The proceeds of the subsidy grants were originally recorded as either a reduction of cost of revenues or research and development expense when they were recognized during the period from 2001 to 2006. In the year ended December 31, 2007, we recorded additional interest expense of $1 million related to the expected grant repayments. All of these charges have been included in "Charges for Grant Repayments" on the consolidated statements of operations.

We receive economic incentive grants and allowances from European governments targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive and other covenants that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. In addition, we may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to our plans for headcount, project spending, or capital investment at any of these specific locations. If we are unable to comply with any of the covenants in the grant agreements, our results of operations and financial position could be materially adversely affected.

See Note 14 to Notes to Consolidated Financial Statements for further discussion.

Asset Impairment Charges (Recovery)

Under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," we assess the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount. We measure the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We present impairment charges as a separate line item within operating expenses in our condensed consolidated statements of operations. We classify long-lived assets to be disposed of other than by sale as "held-and-used" until they are disposed, including assets not available for immediate sale in their present condition. We report long-lived assets to be disposed of by sale under the caption of "held-for-sale" and recognize those assets on the consolidated balance sheet at the lower of carrying amount or fair value less cost to sell. Assets classified as held for sale are not depreciated.

North Tyneside, United Kingdom, and Heilbronn, Germany, Facilities

We acquired the North Tyneside, United Kingdom, facility in September 2000, including an interest in 100 acres of land and the fabrication facility of approximately 750,000 square feet, for $100 million. We have the right to acquire title to the land in 2016 for a nominal amount. We sold 40 acres in 2002 for $14 million. We recorded an asset impairment charge of $318 million in the second quarter of 2002 to write-down the carrying value of equipment in the fabrication facilities in North Tyneside, United Kingdom, to its estimated fair value, based on management's best estimates considering a number of factors.

In December 2006, we announced our decision to sell our wafer fabrication facilities in North Tyneside, United Kingdom, and Heilbronn, Germany, in an effort to increase manufacturing efficiencies by better utilizing remaining wafer fabrication facilities, while reducing future capital expenditure requirements. Following the announcement of our intention to sell the North Tyneside facility in the fourth quarter of 2006, we assessed the fair market value of the facility compared to the carrying value recorded. The fair value was determined using a market-based valuation technique and estimated future cash flows. We recorded a net impairment charge of $72 million in the quarter ended December 31, 2006 related to the write-down of long lived assets to their estimated fair values, less costs to dispose of the assets. We classified assets of the North Tyneside facility with a net book value of $89 million (excluding cash and inventory, which will not be included in any sale of the facility) as assets held-for-sale on the consolidated balance sheet as of December 31, 2006.

On October 8, 2007, we entered into definitive agreements to sell certain wafer fabrication equipment and land and buildings at North Tyneside to TSMC and Highbridge for a total of approximately $124 million. The disposal group previously classified as held for sale included all assets (excluding cash and inventory) and liabilities of the North Tyneside legal entity. Upon entering into the agreements noted above, we determined that certain equipment and all of the related liabilities were no longer included in the disposal group as they were not being acquired or assumed by the buyer. As a result, we reassessed whether the assets to be sold in this transaction continued to meet the criteria for classification as held for sale as of September 30, 2007. We concluded that the assets to be sold under the above agreements were no longer available for immediate sale in their present condition as the terms of the these agreements require us to perform significant additional steps, including the dismantling, decommissioning and testing of the wafer fabrication equipment before TSMC will accept transfer of title of the purchased equipment, as well as the delivery of a vacated building to Highbridge. We had previously expected to sell the assets in the form of the transfer of the legal entity and then enter into a further supply agreement for product wafers with the buyer. However, the agreements noted above require termination of production efforts in order to deliver assets in the condition specified by the buyers. We have determined that we need to continue to operate the facility in order to build sufficient inventory as a result of the closure of the North Tyneside facility, and therefore cannot deliver the assets to be sold in the conditions specified in the sales agreements until production activity is concluded, which occurred in February 2008. In accordance with SFAS No. 144, we determined that the assets to be sold to TSMC and Highbridge did not meet the criteria for assets held for sale and were reclassified as held and used, and were measured at the lower of their adjusted carrying amounts or fair values less cost to sell as of December 31, 2007. We received proceeds of $43 million from Highbridge for the closing of the real property portion of the transaction in November 2007 and a gain on the sale of the real property will be recognized upon us vacating the facility during the second quarter of 2008. The gain on the sale of fabrication equipment will be recognized when such equipment is transferred to and accepted by TSMC in the first two quarters of 2008.

Assets removed from the disposal group and expected to be retained were reclassified by us to assets held and used as of December 31, 2007. In accordance with SFAS No. 144, these assets are reported individually at the lower of their respective carrying amount before they were initially classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had these assets been continuously classified as held and used or the fair value at the date of the subsequent decision not to sell. As a result of this reclassification, we recorded a credit of $1 million related to the recovery of previous impairment charges recorded for these assets in 2006. This credit is included within Asset Impairment Charges (Recovery) in the consolidated statements of operations.

The Heilbronn, Germany, facility did not meet the criteria for classification as held for sale as of December 31, 2007 and December 31, 2006, due to uncertainties relating to the likelihood of completing the sale within the next twelve months. Long-lived assets of this facility at December 31, 2007 and at December 31, 2006, respectively, were classified as held and used. After an assessment of expected future cash flows generated by the Heilbronn, Germany facility, we concluded that no impairment existed in the years ended December 31, 2007 and 2006.

Irving, Texas, Facility

We acquired our Irving, Texas, wafer fabrication facility in January 2000 for $60 million plus $25 million in additional costs to retrofit the facility after the purchase. Following significant investment and effort to reach commercial production levels, we decided to close the facility in 2002 and it has been idle since then. Since 2002,

we recorded various impairment charges, including $4 million during the quarter ended December 31, 2005. In the quarter ended December 31, 2006, we performed an assessment of the market value for this facility based on our estimate, which considered a current offer from a willing third party to purchase the facility, among other factors, in determining fair market value. Based on this assessment, an additional impairment charge of $10 million was recorded.

We classified the assets of the Irving, Texas, facility as held for sale of $35 million during the quarter ended December 31, 2006. The Irving facility did not qualify as discontinued operations as it is an idle facility and does not constitute a component of an entity in accordance with SFAS No. 144.

On May 1, 2007, we sold our Irving, Texas, wafer fabrication facility for $37 million in cash ($35 million, net of selling costs). The sale of the facility included 39 acres of land, the fabrication facility building, and related offices, and remaining equipment. An additional 17 acres of undeveloped land was retained by us and is currently offered for sale. No significant gain or loss was recorded upon the sale of the facility.

Restructuring Charges

The following table summarizes the activity related to the accrual for restructuring charges detailed by event for the years ended December 31, 2007, 2006 and 2005.

	January 1, 2007 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2007 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 8,896	$ (3,071)	$ (4,233)	$ —	$ 1,592
Fourth quarter of 2006					
Employee termination costs	7,490	3,305	(9,959)	488	1,324
Fourth quarter of 2007					
Employee termination costs	—	12,441	—	318	12,759
Other exit related costs	—	564	(564)	—	—
Total 2007 activity	$16,386	$13,239	$(14,756)	$806	$15,675

	January 1, 2006 Accrual	Charges	Payments	December 31, 2006 Accrual
		(In thousands)		
Third quarter of 2002				
Termination of contract with supplier	$ 9,833	$ —	$ (937)	$ 8,896
Third quarter of 2005				
Employee termination costs	1,246	—	(1,246)	—
Fourth quarter of 2005				
Employee termination costs	1,223	—	(1,223)	—
First quarter of 2006				
Employee termination costs	—	151	(151)	—
Fourth quarter of 2006				
Employee termination costs	—	8,578	(1,088)	7,490
Total 2006 activity	$12,302	$8,729	$(4,645)	$16,386

	January 1, 2005 Accrual	Charges	Payments	December 31, 2005 Accrual
		(In thousands)		
Third quarter of 2002				
Termination of contract with supplier	$10,919	$ —	$(1,086)	$ 9,833
Third quarter of 2005				
Employee termination costs	—	2,452	(1,206)	1,246
Fourth quarter of 2005				
Employee termination costs	—	2,031	(808)	1,223
Total 2005 activity	$10,919	$4,483	$(3,100)	$12,302

2007 Restructuring Activities

During the year ended December 31, 2007, we continued to implement the restructuring initiatives announced from 2002 to 2006 and in 2007. We recorded a net restructuring charge of $13 million consisting of the following:

We incurred restructuring charges related to the signing of definitive agreements in October 2007 to sell certain wafer fabrication equipment and real property at North Tyneside to Taiwan Semiconductor Manufacturing Company Limited ("TSMC") and Highbridge Business Park Limited ("Highbridge") for a total of approximately $124 million. As a result of this action, this facility will be closed and all of the employees of the facility will be terminated. During the fourth quarter of 2007, we recorded the following restructuring charges:

- Charges of $11 million related to one-time severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with exit or Disposal Activities" ("SFAS No. 146").
- Charges of $1 million related to on-going severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 112, "Employers' Accounting for Post Employment Benefits" ("SFAS No. 112").
- Charges of $1 million related to other exit related costs. These costs were recorded in accordance with SFAS No. 146.

In addition, we incurred the following in 2007:

- Charges of $2 million related to severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 146.
- Charges of $1 million related to one-time minimum statutory termination benefits, including changes in estimates, recorded in accordance with SFAS No. 112.
- A credit of $3 million related to the settlement of a long-term gas supply contract for which the accrual was $12 million, originally recorded in the third quarter of 2002. On May 1, 2007, in connection with the sale of the Irving, Texas facility, we paid $6 million to terminate this contract, of which $2 million was reimbursed by the buyer of the facility. The remaining balance of $2 million is expected to be paid upon the commencement of volume manufacturing activity by the buyer in 2008.

Further, in 2007, we paid $10 million related to employee termination costs recorded in 2007 and 2006.

With respect to the restructuring initiatives, we believe we are on track to achieve the previously stated costs savings of $80 million to $95 million annually beginning in 2008.

We are continuously reviewing our operations and considering alternatives to increase our gross margins and improve our long-term operating results. As a result, we may incur additional restructuring costs, such as employee termination costs, losses on the sale of assets, costs for relocating manufacturing activities, and other related costs. The total amount of expenses recorded, and timing of payments for any future restructuring charges will depend upon the nature and extent of these future actions.

2006 Restructuring Activities

In the first quarter of 2006, we incurred $0.2 million in restructuring charges primarily comprised of severance and one-time termination benefits.

In the fourth quarter of 2006, we announced a restructuring initiative to focus on high growth, high margin proprietary product lines and optimize manufacturing operations. This restructuring plan impacted approximately 300 employees across multiple business functions. The charges directly relating to this initiative consist of the following:

- $7 million in one-time minimum statutory termination benefits recorded in accordance with SFAS No. 112. These costs related to the termination of employees in Europe.
- $2 million in one-time severance costs related to the involuntary termination of employees, primarily in manufacturing, research and development and administration. These benefits costs were recorded in accordance with SFAS No. 146.

In 2006, we paid $1 million related to employee termination costs recorded in 2006.

2005 Restructuring Activities

Beginning in the third quarter of 2005, we began to implement cost reduction initiatives to further align our cost structure to industry conditions, targeting high labor costs and excess capacity. Pursuant to this, during 2005, we recorded a restructuring charge of $4 million of one-time involuntary termination severance benefits costs related to the termination of 193 employees primarily in manufacturing, research and development and administration.

In 2005, we paid $2 million related to employee termination costs. In 2006, we paid the remaining $2 million of the employee termination costs.

In 2006 and 2005, restructuring charges related to the Grenoble, France, subsidiary included in Results from Discontinued Operations totaled $0.2 million and $0.3 million, respectively. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

Loss on Sale and Other Charges

Nantes Fabrication Facility Sale

On December 6, 2005, we sold our Nantes, France fabrication facility, and the related foundry activities, to XbyBus SAS. The facility, which we have owned since 1998, was comprised of five buildings totaling 131,000 square feet, capable of manufacturing BiCMOS, CMOS and non-volatile memory semiconductor wafer technologies. The facility employed a total of 603 persons, of which 284 employees were retained by us and the remaining 319 manufacturing employees were transferred to XbyBus SAS upon completion of the sale.

We recorded a loss on sale of assets and other charges totaling $13 million in the year ended December 31, 2005 related to the sale of our Nantes fabrication facility. These charges consisted of the following:

- $11 million associated with the loss on the sale of our Nantes fabrication facility, including the cost of transferring 319 employees to the buyer.
- $2 million of building and improvements were removed from operations and written down to zero following relocation of certain manufacturing activities to Asia.

The Nantes facility was sold for an amount which approximated the net book value of assets sold less liabilities assumed plus an additional capital contribution made to XbyBus SAS. The liabilities assumed by XbyBus SAS totaled approximately 5 million euros ($6 million), while the assets transferred totaled approximately 4 million euros ($5 million), comprised of fixed assets with a net book value of 3 million euros ($3 million) and inventory valued at 1 million euros ($1 million); we further agreed to make an additional cash contribution of 6 million euros ($8 million) and incur additional closing costs of 3 million euros ($4 million) primarily relating to the transfer of additional assets along with maintenance and clean-up costs to transfer the fabrication facility buildings. In total, we

incurred a loss of 9 million euros ($11 million) on the sale of the Nantes fabrication facility. Concurrent with the sale, we entered into a three-year supply agreement with a subsidiary of XbyBus SAS calling for us to purchase a minimum volume of wafers through fiscal year 2008. The supply agreement requires a minimum purchase of $59 million over three years of which $16 million is still required over the remaining term of the agreement as of December 31, 2007. As a result of the significant continuing cash flows relating to this supply agreement, we did not meet the criteria to classify the results of operations of Nantes as discontinued operations.

The Nantes facility sale occurred in connection with our continuing efforts to consolidate our manufacturing operations, improve gross margins, and reduce operating costs.

Legal Awards and Settlements

In 1996, we entered into a license agreement with LM Ericsson Telefon, AB covering our proprietary AVR microprocessor technology. In November 2003, we filed an arbitration complaint with the International Centre for Dispute Resolution against Ericsson and its subsidiary, Ericsson Mobile Platform (collectively, "Ericsson") for breach of contract, fraud and misappropriation of trade secrets, among other claims, relating to such technology. In November 2005, the arbitration panel awarded us approximately $43 million in damages and granted an injunction against certain activities of Ericsson. Ericsson paid the monetary portion of the award on December 21, 2005.

Interest and Other Expenses, Net

Interest and other income (expenses), net, improved to $4 million of income in the year ended December 31, 2007 from $12 million of expenses in the year ended December 31, 2006. This improvement resulted primarily from reduction to long-term debt levels in 2007, as well as a gain from sale of excess land for $1 million recorded in the second quarter of 2007. Interest and other income (expenses), net also improved as a result of reduced losses related to foreign exchange translation. In 2008, we expect net interest and other income to decline due to reduced cash balances resulting from the $250 million repurchase of common shares as well as higher interest expense resulting from additional borrowings, including the $100 million bank line of credit proceeds received in December 2007.

Interest and other income (expenses), net, decreased to $12 million of expense in the year ended December 31, 2006 from $19 million of expense in the year ended December 31, 2005. This decrease was primarily related to lower interest expense resulting from significant debt repayment, including the redemption of the zero coupon convertible notes, due 2021. On May 23, 2006, substantially all of the convertible notes outstanding were redeemed for approximately $144 million. The remaining balance of approximately $1 million was called by Atmel in June 2006. Total debt decreased to $169 million at December 31, 2006 from $388 million at December 31, 2005.

Interest rates on our outstanding borrowings did not change significantly in the year ended December 31, 2007, compared to the year ended December 31, 2006.

Provision for Income Taxes

We recorded a tax provision (benefit) of $8 million, $25 million, and ($13) million for the years ended December 31, 2007, 2006 and 2005, respectively. This resulted in an effective tax rate of 14%, 34% and (21%) for 2007, 2006 and 2005, respectively, expressing tax provision (benefit) as a percentage of the applicable year's income (loss) from continuing operations before income taxes.

Income tax expense for 2007 totaled $8 million. The change of $17 million when compared to the income tax expense of $25 million in 2006 resulted primarily from the refund of approximately $20 million of foreign R&D tax credits. Approximately $13 million of income tax expense in 2006 results from taxes incurred by our foreign subsidiaries which are profitable on a statutory basis for tax purposes and an increase in provision for tax settlements related to certain U.S. Federal, state and foreign tax liabilities.

The income tax benefit recorded for 2005 resulted primarily from the release of $25 million in tax reserves resulting from the conclusion of an audit in Germany for the 1999 through 2002 tax years and from the expiration of a statute of limitations, partially offset by tax provisions incurred by our profitable foreign subsidiaries.

At December 31, 2007, there was no provision for U.S. income tax for undistributed earnings of approximately $509 million as it is currently our intention to reinvest these earnings indefinitely in operations outside the U.S. If repatriated, these earnings could result in a tax expense of approximately $82 million at the current U.S. Federal statutory tax rate of 35% subject to available net operating losses and other factors. Subject to limitation, tax on undistributed earnings may also be reduced by foreign tax credits that may be generated in connection with the repatriation of earnings.

At December 31, 2007, we had net operating loss carry forwards in non-U.S. jurisdictions of approximately $318 million. These loss carry forwards expire in different periods starting in 2008. We also had U.S. Federal and state net operating loss carry forwards of approximately $514 million and $601 million, respectively, at December 31, 2007. These loss carry forwards expire in different periods from 2008 through 2028. We also have U.S. Federal and state tax credits of approximately $48 million at December 31, 2007 that will expire beginning in 2008.

On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Under FIN 48, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Upon review of our reserves, there were no changes to its reserves for uncertain tax positions upon adoption. At the adoption date of January 1, 2007 and at December 31, 2007, we had $176 million and $166 million, respectively, of unrecognized tax benefits, all of which would affect its income tax expense if recognized.

In 2005, the Internal Revenue Service ("IRS") completed its audit of our U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carry back adjustments to 1996 and 1999. In January 2007, after subsequent discussions with us, the IRS revised their proposed adjustments for these years. We have protested these proposed adjustments and are currently working through the matter with the IRS Appeals Division. In May 2007, the IRS completed its audit of our U.S. income tax returns for the years 2002 and 2003 and has proposed various adjustments to these income tax returns. We have protested all of these proposed adjustments and we are currently working through the matters with the IRS Appeals Division.

The income tax returns for our subsidiary in Rousset, France for the 2005, 2004 and 2003 tax years are currently under examination by the French tax authorities. The examination has resulted in an income tax assessment and we are currently pursuing administrative appeal of the assessment.

In addition, we have a tax audit in progress in a U.S. state and foreign jurisdictions.

While we believe that the resolution of these matters will not have a material adverse impact on our results of operations, cash flows or financial position, the outcome is subject to uncertainties. We recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations. Income taxes and related interest and penalties due for potential adjustments may result from the resolution of these examinations, and examinations of open U.S. federal, state and foreign tax years.

Stock-Based Compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, "Share-Based Payment." SFAS No. 123R establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award which is computed using a Black-Scholes option valuation model, and is recognized as expense over the employee's requisite service period.

Stock-based compensation under SFAS 123R was $17 million in the year ended December 31, 2007, compared to $9 million in the year ended December 31, 2006. Stock-based compensation increased in 2007 due to stock option replenishment grants awarded to primarily management-level employees, retention awards for certain key executives, as well as stock options awarded to recently hired executives.

Discontinued Operations

Grenoble, France, Subsidiary Sale

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation ("e2v"). On August 1, 2006, we received $140 million in cash upon closing ($120 million, net of working capital adjustments and costs of disposition).

The Grenoble facility was originally acquired in May 2000 from Thomson-CSF, and performed the manufacturing of image sensors, as well as analog, digital and radio frequency ASICs.

Technology rights and certain assets related to biometry or "Finger Chip" technology were excluded from the sale. As of July 31, 2006, the facility employed a total of 519 employees, of which 14 employees primarily involved with the Finger Chip technology were retained, and the remaining 505 employees were transferred to e2v.

In connection with the sale, Atmel agreed to provide certain technical support, foundry, distribution and other services extending up to four years following the completion of the sale, and in turn e2v has agreed to provide certain design and other services to Atmel extending up to 5 years following the completion of the sale. The financial statement impact of these agreements is not expected to be material to us. The ongoing cash flows between us and e2v are not significant and as a result, we have no significant continuing involvement in the operations of the subsidiary. Therefore, we have met the criteria in SFAS No. 144, which were necessary to classify the Grenoble, France, subsidiary as discontinued operations.

Included in other currents assets on the consolidated balance sheets is an outstanding receivable balance due from e2v of $1 million and $25 million as of December 31, 2007 and 2006, respectively, related to payments advanced to e2v to be collected from customers of e2v by Atmel. The collection of trade and other receivables on behalf of e2v is expected to be completed in 2008.

The following table shows the components of the gain from the sale of Discontinued Operations, net of taxes, recognized upon the sale:

(In thousands)	
Proceeds, net of working capital adjustments	$122,610
Costs of disposition	(2,537)
Net proceeds from the sale	120,073
Less:	
Book value of net assets disposed of	(14,866)
Cumulative translation adjustment effect	4,631
Gain on sale of discontinued operations, before income taxes	109,838
Provision for income taxes	(9,506)
Gain on sale of discontinued operations, net of income taxes	$100,332

The following table summarizes results from Discontinued Operations for the periods indicated included in the consolidated statement of operations:

	Years Ended	
	December 31, 2006	December 31, 2005
	(In thousands, except per share data)	
Net revenues	$ 79,871	$114,608
Operating costs and expenses	57,509	91,838
Income from discontinued operations, before income taxes	22,362	22,770
Gain on sale of discontinued operations, before income taxes	109,838	—
Income from and gain on sale of discontinued operations	132,200	22,770
Less: provision for income taxes	(18,899)	(6,494)
Income from and gain on sale of discontinued operations, net of income taxes	$113,301	$ 16,276
Income from and gain on sale of discontinued operations, net of income taxes, per share:		
Basic and diluted	$ 0.23	$ 0.03
Weighted-average shares used in basic and diluted income per share calculations	487,413	481,534

Liquidity and Capital Resources

At December 31, 2007, we had $430 million of cash and cash equivalents and short-term investments compared to $467 million at December 31, 2006. Our current ratio, calculated as total current assets divided by total current liabilities, was 1.75 at December 31, 2007, a decrease of 0.28 from 2.03 at December 31, 2006. During 2007, we generated positive cash flow from operating activities. We have reduced our debt obligations to $163 million at December 31, 2007 from $169 million at December 31, 2006, a decrease of $6 million. Working capital (calculated as total current assets less total current liabilities) decreased by $121 million to $464 million at December 31, 2007, compared to $585 million at December 31, 2006 primarily due to the repurchase of $250 million in common stock during the year ended December 31, 2007, partially offset by cash provided by operating activities.

Approximately $29 million of our investment portfolio at December 31, 2007 is invested in highly-rated auction rate securities. These securities are structured with short-term interest rate reset dates of either 7 or 28 days, but with contractual maturities that can be well in excess of ten years. At the end of each reset period, investors can sell or continue to hold the securities at par. These securities are subject to fluctuations in fair value depending on the supply and demand at each auction. We have evaluated our portfolio by continuing to monitor the credit rating and interest yields of these auction rate securities, all of which have had their interest rates successfully reset at each auction date during 2007 and through the time of the filing of this Form 10-K, except for four failed auctions relating to such securities aggregating approximately $3.4 million. As a result of the active liquid market for the trading of all of our auction rate securities portfolio in 2007, we have utilized market prices to ascertain the fair value of the securities at December 31, 2007. We believe that the fair value of our auction rate securities portfolio approximates its par value. We believe that we have the ability and intent to liquidate these securities in 2008 with no significant loss. No impairment charges were recorded in the year ended December 31, 2007.

Operating Activities: Net cash provided by operating activities totaled $196 million during the year ended December 31, 2007, resulting primarily from net income of $48 million, adjusted for depreciation and amortization expense of $129 million and changes in operating assets and liabilities and other net non-cash expenses of $19 million. Net cash provided by operating activities decreased in the year ended December 31, 2007 by approximately $100 million from $296 million in the year ended December 31, 2006. This decrease in cash flow from operations was primarily a result of higher operating costs (excluding the impact of depreciation and

amortization), cash payments for inventories, as well as a reduction of accrued operating liabilities in the year ended December 31, 2007, compared to an increase in the year ended December 31, 2006.

Accounts receivable decreased by 8% or $18 million to $209 million at December 31, 2007, from $227 million at December 31, 2006. The average days of accounts receivable outstanding ("DSO") improved to 44 days at December 31, 2007, compared to 50 days at December 31, 2006. Our accounts receivable and DSO are primarily impacted by shipment linearity, payment terms offered, and collection performance. Should we need to offer longer payment terms in the future due to competitive pressures or longer customer payment patterns, our DSO and cash flows from operating activities would be negatively affected.

Increases in inventories utilized $15 million of operating cash flows in the year ended December 31, 2007, compared to $49 million in the year ended December 31, 2006. Inventory levels remained constant at 116 days at December 31, 2007, compared to December 31, 2006. Inventories consist of raw wafers, purchased specialty wafers, work-in-process and finished units. We are continuing to take measures to reduce manufacturing cycle times and improve production planning efficiency. However, the strategic need to offer competitive lead times may result in an increase in inventory levels in the future.

Decreases in current and other assets generated $33 million of operating cash flows in the year ended December 31, 2007, primarily due to payments received for trade receivables advanced to e2v technologies PLC related to the sale of our Grenoble, France, subsidiary, as well as a reduction in VAT receivables related to our European operations.

Increases in accounts payable generated $16 million of operating cash flows in the year ended December 31, 2007, primarily related to a decrease in capital expenditures and timing of payments. The accounts payable balance included approximately $40 million related to a grant repayment to the UK government related to the sale and expected closure of our North Tyneside, UK manufacturing facility. We have repaid this amount in the first quarter of 2008.

Decreases in accrued and other liabilities utilized $47 million of operating cash flows in the year ended December 31, 2007 compared to $83 million of cash generated from an increase in accrued and other liabilities in the year ended December 31, 2006. The decrease in accrued liabilities resulted from cash paid for litigation settlements, income and other tax payments, annual management incentive payments and payments on long-term supplier obligations. We do not expect to further significantly reduce accrued and other liabilities in 2008.

Investing Activities: Net cash used in investing activities was $31 million in the year ended December 31, 2007, compared to $36 million provided by investing activities in the year ended December 31, 2006. During the year ended December 31, 2007, we made additional investments in wafer fabrication equipment to advance our process technologies and in test equipment to process higher unit volumes. For the year ended December 31, 2007 and 2006, we paid $70 million and $83 million, respectively, for capital equipment purchases. It is anticipated that capital equipment purchases for 2008, estimated at $80 million to $90 million, will be focused on maintaining existing equipment, providing additional testing capacity and, to a limited extent, on developing advanced process technologies.

On May 1, 2007, we sold our Irving, TX wafer fabrication facility for proceeds of approximately $37 million ($35 million, net of selling costs).

Financing Activities: Net cash used in financing activities was $207 million in the year ended December 31, 2007, compared to $231 million in the year ended December 31, 2006. In August 2007, we entered into an Accelerated Share Repurchase program ("ASR") with third-party investment banks and used $250 million to repurchase our common stock. In the year ended December 31, 2007, we received and retired approximately 49 million shares under the ASR arrangement, which reduced our shares outstanding as of December 31, 2007. The entire $250 million was recorded as a reduction of additional paid-in capital in our consolidated balance sheet.

We borrowed $100 million against a bank line of credit in the year ended December 31, 2007. However, we continued to pay down other debt, with repayments of principal balances on capital leases and other debt totaling $109 million in the year ended December 31, 2007, compared to $122 million in the year ended December 31, 2006. In November 2007, we received $43 million for the sale of our North Tyneside, UK facility. The proceeds are

classified as a financing obligation until we vacate the facility in the second quarter of 2008. Proceeds from equipment financing and other debt totaled $25 million for the year ended December 31, 2006. We received $9 million in cash from the issuance of common stock in the year ended December 31, 2007, compared to $11 million in the year ended December 31, 2006. In 2006, substantially all of the convertible notes outstanding were redeemed for approximately $146 million.

We believe that our existing balances of cash, cash equivalents and short-term investments, together with anticipated cash flow from operations, equipment lease financing, and other short-term and medium-term bank borrowings, will be sufficient to meet our liquidity and capital requirements over the next twelve months.

The increase in cash and cash equivalents in the year ended December 31, 2007 and 2006 due to the effect of exchange rate changes on cash balances was $6 million and $9 million, respectively. These cash balances were primarily held in certain subsidiaries in euro denominated accounts and increased in value due to the strengthening of the euro exchange rate compared to the U.S. dollar during these periods.

During the next twelve months, we expect our operations to generate positive cash flow; however, a significant portion of cash will be used to repay debt and make capital investments. We expect that we will have sufficient cash from operations and financing sources to meet all debt obligations and other operating needs for at least the next 12 months. We made $70 million in cash payments for capital equipment in the year ended December 31, 2007. Debt obligations outstanding at December 31, 2007, which are classified as short-term, totaled $142 million. In 2008 and future years, our capacity to make necessary capital investments will depend on our ability to continue to generate sufficient cash flow from operations and on our ability to obtain adequate financing if necessary.

On January 1, 2007, we adopted FIN 48. Under FIN 48, the total liabilities associated with uncertain tax positions was $94 million on January 1, 2007, of which $2 million was included in "Accrued and other liabilities", as it was expected to be paid within the next twelve months. The remainder of our liabilities associated with uncertain tax positions of $92 million was included in "Other long-term liabilities". Due to the complexity associated with our tax uncertainties, we cannot make a reasonably reliable estimate of the period in which cash settlement will be made for our liabilities associated with uncertain tax positions in "Other Long-term liabilities." There were no material changes in liabilities associated with uncertain tax positions in the year ended December 31, 2007.

On June 30, 2006, we entered into a 3-year term loan agreement for $25 million with a European bank to finance equipment purchases. The interest rate on this loan was based on the London Interbank Offered Rate ("LIBOR") plus 2.5%. Principal repayments were to be made in equal quarterly installments beginning September 30, 2006. The loan was collateralized by the financed assets and was subject to certain cross-default provisions. We repaid this term loan in the fourth quarter of 2007 in connection with the sale of assets at our North Tyneside facility.

On March 15, 2006, we entered into a five-year asset-backed credit facility for up to $165 million with certain European lenders. This facility is secured by our non-U.S. trade receivables. At December 31, 2007, the amount available under this facility was up to approximately $111 million, based on eligible non-U.S. trade receivables, of which $100 million was outstanding. Borrowings under the facility bear interest at LIBOR plus 2% per annum (approximately 6.6% at December 31 2007), while the undrawn portion is subject to a commitment fee of 0.375% per annum. The outstanding balance is subject to repayment in full on the last day of its interest period (every two months). The terms of the facility subject us to certain financial and other covenants and cross-default provisions. Commitment fees and amortization of up-front fees paid related to the facility for the years ended December 31, 2007 and 2006 both totaled approximately $1 million, and are included in interest and other income (expenses), net, in the consolidated statements of operations.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2007. See Note 10 of Notes to Consolidated Financial Statements for further discussion.

Contractual Obligations:	Payments Due by Period				
	Up to 1 Year	2-3 Years	4-5 Years (In thousands)	After 5 Years	Total
Notes payable	$ 3,749	$ —	$ —	$ 2,472	$ 6,221
Capital leases	13,722	11,967	5,969	—	31,658
Line of credit	125,000	—	—	—	125,000
Total debt obligations	142,471	11,967	5,969	2,472	162,879
Capital purchase commitments	3,868	—	—	—	3,868
Long-term supply agreement obligation(a)	15,746	—	—	—	15,746
Long-term gas supply agreement(b)	1,752	3,696	3,946	9,021	18,415
Pension plan	1,664	2,943	3,586	44,386	52,579
Grants to be repaid	50,312	—	—	—	50,312
Operating leases	23,256	19,849	12,695	1,805	57,605
Other long-term obligations(c)	22,575	25,511	26,908	25,585	100,579
Total other commitments	119,173	51,999	47,135	80,797	299,104
Add: interest	4,192	3,864	1,311	169	9,536
Total	$265,836	$67,830	$54,415	$83,438	$471,519

(a) On December 6, 2005, we sold our Nantes, France fabrication facility, and the related foundry activities, to XbyBus SAS. The facility was owned by us since 1998 and was comprised of five buildings totaling 131,000 square feet, manufacturing BiCMOS, CMOS and non-volatile technologies. The facility employed a total of 603 persons, of which 284 employees were retained by us and the remaining 319 manufacturing employees were transferred to XbyBus SAS. Concurrent with the sale, we entered into a three-year supply agreement with a subsidiary of XbyBus SAS, whereby we are required to purchase a minimum volume of wafers through 2008. The supply agreement requires a minimum purchase of approximately $59 million, of which approximately $16 million is still required over the term of the agreement (see Note 17 of Notes to Consolidated Financial Statements for further discussion).

(b) This amount relates to the contractual obligation on a supply agreement related to our North Tyneside, UK facility. We plan to terminate this arrangement in 2008 due to the announced sale of our North Tyneside facility. Our estimated liability upon early termination of this arrangement is $11 million.

(c) Other long-term obligations consist principally of future repayments of approximately $65 million of advances from customers, $16 million of technology license payments (at present value), and $9 million of cash awards due under executive retention agreements, and $10 million of other long-term commitments. Long-term advances from customers includes approximately $10 million that is due within 1 year, and has been classified within current liabilities (see Note 2 of Notes to Consolidated Financial Statements for further discussion). The balance is due in annual installments of $10 million per year, until repaid in full. We have agreements with certain employees providing for cash bonuses. As of December 31, 2007, we have a commitment for future payments of $9 million in bonus and related payroll taxes under these agreements.

(d) The contractual obligation table excludes our FIN 48 liabilities of $98 million because we cannot make a reliable estimate of the timing of cash payments. See Note 11 of the Notes to the Consolidated Financial Statements for further discussion.

Approximately $129 million of our total debt requires us to meet certain financial ratios and to comply with other covenants on a periodic basis, and they all have cross default provisions. The financial ratio covenants include, but are not limited to, the maintenance of minimum cash balances and net worth, and debt to capitalization ratios. There is no requirement to maintain a restricted cash balance. We were in compliance with our covenants as of December 31, 2007.

We were not in compliance with covenants requiring timely filing of U.S. GAAP financial statements as of December 31, 2006, and, as a result, we requested waivers from its lenders to avoid default under these facilities. Waivers were not received from all lenders, and as a result, we had previously classified $23 million of non-current liabilities as current liabilities on the consolidated balance sheet as of December 31, 2006. As a result of our return to compliance to the related financial and filing requirement covenants in June 2007, these liabilities are classified as non-current liabilities as of December 31, 2007.

If we need to renegotiate any of these covenants in the future, and the lenders refuse and we are unable to comply with the covenants, then we may immediately be required to repay the loans concerned. In the event we are required to repay these loans ahead of their due dates, we believe that we have the resources to make such repayments, but such payments could adversely impact our liquidity.

Our ability to service long-term debt in the U.S. or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded. Since a substantial portion of our operations are conducted through our foreign subsidiaries, our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the U.S. parent corporation. These foreign subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amount to us, whether by dividends, distributions, loans or other payments. However, the U.S. parent corporation owes much of our consolidated long-term debt.

On February 6, 2008, we announced that we had entered into a definitive agreement for the purchase of Quantum Research Group Ltd. ("Quantum"), a developer of capacitive sensing IP and solutions for user interfaces. Under the terms of the agreement, we will pay approximately $88 million in cash at closing and upon the satisfaction of certain contingencies over the next three years, certain Quantum shareholders may also receive up to an additional $42 million in cash and our common stock, the ratio of which will be determined at closing. The acquisition of Quantum is expected to close in the first quarter of 2008, subject to customary closing conditions and regulatory approvals.

Defined Benefit Pension Plans

We sponsor defined benefit pension plans that cover substantially all French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are non-funded. Pension liabilities and charges to expense are based upon various assumptions, updated quarterly, including discount rates, future salary increases, employee turnover, and mortality rates. Retirement Plans consist of two types of plans. The first plan type provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. This structure covers our French employees. The second plan type provides for defined benefit payouts for the remaining employee's post-retirement life, and covers our German employees. Pension benefits payable totaled $53 million at both December 31, 2007 and 2006. Cash funding for benefits to be paid for 2008 is expected to be approximately $2 million.

Off-Balance Sheet Arrangements (Including Guarantees)

In the ordinary course of business, we have investments in privately held companies, which we review to determine if they should be considered variable interest entities. We have evaluated our investments in these other privately held companies and have determined that there was no material impact on our operating results or financial condition upon our adoption of FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51" ("FIN 46R"). Under FIN 46R certain events can require a reassessment of our investments in privately held companies to determine if they are variable interest entities

and which of the stakeholders will be the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. We may be unable to influence these events.

During the ordinary course of business, we provide standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either our subsidiaries or us. As of December 31, 2007, the maximum potential amount of future payments that we could be required to make under these guarantee agreements is approximately $13 million. We have not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, we believe we will not be required to make any payments under these guarantee arrangements.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement establishes a framework for measuring fair value when required by generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except in limited circumstances. SFAS No. 157 is effective for us beginning January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact our consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. SFAS No. 159 is effective for us beginning January 1, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective as of the beginning of an entity's fiscal year that begins after December 31, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on our consolidated results of operations and financial condition.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 of Notes to Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We generate our revenue by selling our products to OEMs and distributors. Our policy is to recognize revenue upon shipment of products to customers, where shipment represents the point when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection of the resulting receivable is reasonably assured.

Contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents are used to verify delivery. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Sales terms do not include post shipment obligations except for product warranty, as described in Note 1 of Notes to Consolidated Financial Statements.

We allow certain distributors, primarily based in the United States, rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors, we defer recognition of revenue from sales to these distributors until they have resold our products. Net deferred income for distributor sales was approximately $20 million and $19 million as of December 31, 2007 and 2006, respectively. Sales to certain other primarily non-U.S. based distributors carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors on shipment, with a related allowance for potential returns established at the time of our sale.

Our revenue reporting is highly dependent on receiving pertinent, accurate and timely data from our distributors. Distributors provide us periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of our products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. Actual results could vary from those estimates.

Allowance for Doubtful Accounts and Sales Returns

We must make estimates of potential future product returns and revenue adjustments related to current period product revenue. Management analyzes historical returns, current economic trends in the semiconductor industry, changes in customer demand and acceptance of our products when evaluating the adequacy of our allowance for sales returns. If management made different judgments or utilized different estimates, material differences in the amount of our reported revenue may result. We provide for sales returns based on our customer experience, and our expectations for revenue adjustments based on economic conditions within the semiconductor industry.

During 2005 through 2007, we focused on improving our credit and collection procedures and experienced fewer bad debt write-offs. As a result, the allowance required for doubtful accounts has decreased even though sales levels and related receivable balances have increased. The amount credited to SG&A expense for the year ended December 31, 2007 and 2006, was not material and we credited approximately $6 million to SG&A expense for the year ended December 31, 2005.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimates of the uncollectibility of our accounts receivable by analyzing specific customer creditworthiness, historical bad debts, and current economic trends. At December 31, 2007 and 2006, the allowance for doubtful accounts was approximately $3 million and $4 million, respectively.

Accounting for Income Taxes

In calculating our income tax expense, it is necessary to make certain estimates and judgments for financial statement purposes that affect the recognition of tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we would be able to realize

deferred tax assets in the future in excess of the net recorded amount, an adjustment to the net deferred tax asset would decrease income tax expense in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the net deferred tax asset would increase income tax expense in the period such determination is made.

Our income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. Atmel's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

Valuation of Inventory

Our inventories are stated at the lower of cost (determined on a first-in, first-out basis for raw materials and purchased parts; and an average cost basis for work in progress and finished goods) or market. Cost includes labor, including stock-based compensation costs, materials, depreciation and other overhead costs, as well as factors for estimated production yields and scrap. Determining market value of inventories involves numerous judgments, including average selling prices and sales volumes for future periods. We primarily utilize selling prices in our period ending backlog for measuring any potential declines in market value below cost. Any adjustment for market value provision is charged to cost of revenues at the point of market value decline.

We evaluate our ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales levels by product. Inventories on hand in excess of forecasted demand are provided for. In addition, we write off inventories that are considered obsolete. Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles when determining obsolescence. Increases to the allowance for excess and obsolete inventory are charged to cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-costed inventory is subsequently sold, the related allowance is matched to the movement of related product inventory, resulting in lower costs and higher gross margins for those products.

Our inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than we estimate, we may be required to take additional inventory write-downs.

Fixed Assets

We review the carrying value of fixed assets for impairment when events and circumstances indicate that the carrying value of an asset or group of assets may not be recoverable from the estimated future cash flows expected to result from its use and/or disposition. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in our market capitalization for an extended period of time relative to net book value, (v) recent changes in our manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the estimated fair value of the assets. The estimation of future cash flows involves numerous assumptions, which require our judgment, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future-selling prices for our products and future production and sales volumes. In addition, we must use our judgment in determining the groups of assets for which impairment tests are separately performed.

Our business requires heavy investment in manufacturing facilities that are technologically advanced but can quickly become significantly underutilized or rendered obsolete by rapid changes in demand for semiconductors produced in those facilities.

We estimate the useful life of our manufacturing equipment, which is the largest component of our fixed assets, to be five years. We base our estimate on our experience with acquiring, using and disposing of equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin depreciation on new equipment when it is put into use for production. The aggregate amount of fixed assets under construction for which depreciation was not being recorded was approximately $3 million and $11 million as of December 31, 2007 and 2006, respectively. In addition, assets held for sale for which depreciation was not being recorded totaled approximately $35 million at December 31, 2006.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123R, "Share-Based Payments" using the modified prospective transition method. Our consolidated financial statements as of and for the year ended December 31, 2007 and 2006 reflect the impact of SFAS No. 123R. However, in accordance with the modified prospective transition method, our consolidated financial statements for prior periods do not include the impact of SFAS No. 123R. Accordingly, prior periods do not include equity compensation amounts comparable to those included in the consolidated financial statements for the years ended December 31, 2007 and 2006.

We have elected to adopt FSP No. FAS 123R-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" to calculate our pool of windfall tax benefits.

SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Operations. Prior to January 1, 2006, we accounted for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25 as permitted under SFAS No. 123 (and further amended by SFAS No. 148).

Upon adoption of SFAS No. 123R, we reassessed our equity compensation valuation method and related assumptions. Our determination of the fair value of stock-based payment awards on the date of grant utilizes an option-pricing model, and is impacted by our common stock price as well as a change in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors (expected period between stock option vesting date and stock option exercise date). Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because employee stock options have certain characteristics that are significantly different from traded options, and changes in the subjective assumptions can materially affect the estimated fair value, in our opinion, the existing Black-Scholes option-pricing model may not provide an accurate measure of the fair value of employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS No. 123R using an option-pricing model that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Stock-based compensation expense recognized in our consolidated statements of operations for the years ended December 31, 2007 and 2006 included a combination of payment awards granted prior to January 1, 2006 and payment awards granted subsequent to January 1, 2006. For stock-based payment awards granted prior to January 1, 2006, we attribute the value of stock-based compensation, determined under SFAS No. 123R, to expense using the accelerated multiple-option approach. Compensation expense for all stock-based payment awards granted subsequent to January 1, 2006 is recognized using the straight-line single-option method. Stock-based compensation expense included in the years ended December 31, 2007 and 2006 includes the impact of estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, we accounted for forfeitures as they occurred. The adoption of SFAS No. 123R requires us to reflect the net cumulative impact of estimating forfeitures in the determination of period expense by reversing the previously recognized cumulative compensation expense related to those forfeitures, rather than recording forfeitures when they occur as previously permitted. We did not record this cumulative impact upon adoption, as the amount was insignificant. Stock options granted in periods prior to 2006 were measured based on SFAS No. 123 requirements, whereas stock options granted subsequent to January 1, 2006 were measured based on SFAS No. 123R requirements.

Restructuring Charges

We have recorded accruals for restructuring costs related to the restructuring of operations. The restructuring accruals include primarily payments to employees for severance, termination fees associated with leases, other contracts and other costs related to the closure of facilities. Accruals are recorded when management has approved a plan to restructure operations and a liability has been incurred. The restructuring accruals are based upon management estimates at the time they are recorded. These estimates can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded.

Litigation

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We are currently involved in such intellectual property litigation (see Note 10 of Notes to Consolidated Financial Statements for further discussion). We accrue for losses related to litigation if a loss is probable and the loss can be reasonably estimated. We regularly evaluate current information available to determine whether accruals for litigation should be made. If we were to determine that such a liability was probable and could be reasonably estimated, the adjustment would be charged to income in the period such determination was made.

Valuation of Marketable Securities

Our marketable securities include corporate debt securities, U.S. Government and municipal agency debt securities, commercial paper, guaranteed variable annuities and auction rate securities. We monitor our investments for impairment periodically and recognize an impairment charge when the decline in the fair value of these investments is judged to be other-than-temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our investments also include certain highly-rated auction rate securities, which are structured with short-term interest rate reset dates of either 7 or 28 days, and contractual maturities that can be in excess of ten years. We evaluate our portfolio by continuing to monitor the credit rating, interest yields of these auction rate securities and successful reset at each auction date. Through the time of filing of this Form 10-K, we have had four failed auctions relating to such securities aggregating approximately $3.4 million. As a result of the active liquid market for the trading of all of our auction rate securities portfolio in 2007, we have utilized market prices to ascertain the fair value of the securities at December 31, 2007.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We maintain investment portfolio holdings of various issuers, types and maturities whose values are dependent upon short-term interest rates. We generally classify these securities as available for sale, and consequently record them on the balance sheet at fair value with unrealized gains and losses being recorded as a separate part of stockholders' equity. We do not currently hedge these interest rate exposures. Given our current profile of interest rate exposures and the maturities of our investment holdings, we believe that an unfavorable change in interest rates would not have a significant negative impact on the fair value of our investment portfolio or our results of operations through December 31, 2007. In addition, some of our borrowings are at floating rates, so this would act as a natural hedge.

We have short-term debt, long-term debt, capital leases and bank lines of credit totaling $163 million at December 31, 2007. Approximately $9 million of these borrowings have fixed interest rates. We have approximately $154 million of floating interest rate debt, of which approximately $25 million is euro-denominated. We do not hedge against the risk of interest rate changes for our floating rate debt and could be negatively affected should these rates increase significantly. While there can be no assurance that these rates will remain at current levels, we believe that any rate increase will not cause a significant adverse impact to our results of operations, cash flows or to our financial position.

The following table summarizes the face value of our variable-rate debt exposed to interest rate risk as of December 31, 2007:

	Payments by Due Year						Total Variable-rate Debt Outstanding at December 31, 2007
	2008	2009	2010	2011	2012	Thereafter	
				(In thousands)			
60 day USD LIBOR weighted-average interest rate basis(1) — Revolving line of credit	$100,000	$ —	$ —	$ —	$ —	$—	$100,000
Total of 60 day USD LIBOR rate debt	$100,000	$ —	$ —	$ —	$ —	$—	$100,000
90 day USD LIBOR weighted-average interest rate basis(1) — Revolving line of credit due 2008	$ 25,000	$ —	$ —	$ —	$ —	$—	$ 25,000
Total of 90 day USD LIBOR rate debt	$ 25,000	$ —	$ —	$ —	$ —	$—	$ 25,000
90 day EURIBOR weighted-average interest rate basis(1) — Capital leases	$ 9,957	$4,707	$ 4,707	$4,707	$1,178	$—	$ 25,256
Total of 90 day USD LIBOR rate debt	$ 9,957	$4,707	$$4,707	$4,707	$1,178	$—	$ 25,256
360 day USD LIBOR weighted-average interest rate basis(1) — Senior secured term loan due 2008	$ 3,749	$ —	$ —	$ —	$ —	$—	$ 3,749
Total of 360 day USD LIBOR rate debt	$ 3,749	$ —	$ —	$ —	$ —	$—	$ 3,749
Total variable-rate debt	$138,706	$4,707	$ 4,707	$4,707	$1,178	$—	$154,005

(1) Actual interest rates include a spread over the basis amount.

The following table presents the hypothetical changes in interest expense, for the twelve-month period ended December 31, 2007 related to our outstanding borrowings that are sensitive to changes in interest rates. The modeling technique used measures the change in interest expense arising from hypothetical parallel shifts in yield, of plus or minus 50 Basis Points ("BPS"), 100 BPS and 150 BPS (in thousands).

For the year ended December 31, 2007:

	Interest Expense Given an Interest Rate Decrease by X Basis Points			Interest Expense with No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Basis Points		
	150 BPS	100 BPS	50 BPS		50 BPS	100 BPS	150 BPS
				(In thousands)			
Interest expense	$11,138	$11,542	$11,946	$12,351	$12,754	$13,158	$13,562

Foreign Currency Risk

When we take an order denominated in a foreign currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we ship our product, which will reduce revenue. Conversely, revenues will be positively impacted if the local currency strengthens against the dollar. In Europe,

where our significant operations have costs denominated in European currencies, costs will decrease if the local currency weakens. Conversely, costs will increase if the local currency strengthens against the dollar.

Average exchange rates utilized to translate foreign currency revenues and expenses in euro were approximately 1.36 and 1.25 euro to the dollar in the years ended December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, changes in foreign exchange rates had a favorable impact on revenue and an unfavorable impact on operating costs and income from operations since a greater portion of our operating expenses are denominated in foreign currencies than net revenues. Had average exchange rates remained the same during the year ended December 31, 2007 as the average exchange rates in effect for the year ended December 31, 2006, our reported revenues for the year ended December 31, 2007 would have been $27 million lower. However, our foreign currency expenses exceed foreign currency revenues. For the year ended December 31, 2007, 51% of our operating expenses were denominated in foreign currencies, primarily the euro. Had average exchange rates for the year ended December 31, 2007 remained the same as the average exchange rates for year ended December 31, 2006, our operating expenses would have been $65 million lower (cost of revenues of $41 million; research and development expenses of $17 million; and sales, general and administrative expenses of $7 million). The net effect resulted in a decrease to income from operations of $38 million in the year ended December 31, 2007 as a result of unfavorable exchange rates when compared to the year ended December 31, 2006.

Sales denominated in foreign currencies were approximately 22%, 19% and 17% in the years ended December 31, 2007, 2006 and 2005, respectively. Sales denominated in euros were approximately 21%, 18% and 16% in the years ended December 31, 2007, 2006 and 2005, respectively. Sales denominated in yen were approximately 1%, 1% and 1% in the years ended December 31, 2007, 2006 and 2005, respectively. Costs denominated in foreign currencies, primarily the euro, were approximately 51%, 52% and 55% in the years ended December 31, 2007, 2006 and 2005, respectively.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately 23% and 26% of our accounts receivable were denominated in foreign currency as of December 31, 2007 and 2006, respectively.

We also face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 54% and 48% of our accounts payable were denominated in foreign currency as of December 31, 2007 and 2006, respectively. Approximately 18% and 60% of our debt obligations were denominated in foreign currency as of December 31, 2007 and 2006, respectively.

Liquidity and Valuation Risk

Approximately $29 million of our investment portfolio at December 31, 2007 is invested in highly-rated auction rate securities. Auction rate securities are securities that are structured with short-term interest rate reset dates of generally less than ninety days but with contractual maturities that can be well in excess of ten years. At the end of each reset period, investors can sell or continue to hold the securities at par. These securities are subject to fluctuations in fair value depending on the supply and demand at each auction. If the auctions for the securities we own fail, the investments may not be readily convertible to cash until a future auction of these investments is successful. If the credit rating of either the security issuer or the third-party insurer underlying the investments deteriorates, we may be required to adjust the carrying value of the investment through an impairment charge. Through the time of filing of this Form 10-K, we have had four failed auctions relating to such securities aggregating approximately $3.4 million. We believe that the fair value of our auction rate securities portfolio approximates its par value.

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Consolidated Financial Statements of Atmel Corporation	
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005	64
Consolidated Balance Sheets as of December 31, 2007 and 2006	65
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	66
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2007, 2006 and 2005	67
Notes to Consolidated Financial Statements	68
Report of Independent Registered Public Accounting Firm	114
Financial Statement Schedules	
The following Financial Statement Schedules for the years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the Consolidated Financial Statements, and related notes thereto	
Schedule II Valuation and Qualifying Accounts	115
Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.	
Supplementary Financial Data	
Selected Quarterly Financial Data (unaudited) for the Years Ended December 31, 2007 and 2006	116

Atmel Corporation

Consolidated Statements of Operations

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
	(in thousands, except per share data)		
Net revenues	**$1,639,237**	**$1,670,887**	**$1,561,107**
Operating expenses			
Cost of revenues	1,059,006	1,108,769	1,165,338
Research and development	272,041	289,108	268,164
Selling, general and administrative	242,811	213,641	184,876
Charges for grant repayments	1,464	30,034	—
Asset impairment charges (recovery)	(1,057)	82,582	12,757
Restructuring charges	13,239	8,729	4,483
Loss on sale and other charges	—	—	13,199
Total operating expenses	**1,587,504**	**1,732,863**	**1,648,817**
Income (loss) from operations	**51,733**	**(61,976)**	**(87,710)**
Legal awards and settlements	—	—	44,369
Interest and other income (expenses), net	3,976	(11,726)	(19,349)
Income (loss) from continuing operations before income taxes	**55,709**	**(73,702)**	**(62,690)**
Benefit from (provision for) income taxes	(7,824)	(24,949)	13,063
Income (loss) from continuing operations	47,885	(98,651)	(49,627)
Income from discontinued operations, net of provision for income taxes of $9,393 in 2006 and $6,494 in 2005	—	12,969	16,276
Gain on sale of discontinued operations, net of provision for income taxes of $9,506	—	100,332	—
Net income (loss)	**$ 47,885**	**$ 14,650**	**$ (33,351)**
Basic net income (loss) per share:			
Income (loss) from continuing operations	$ 0.10	$ (0.20)	$ (0.10)
Income from discontinued operations, net of provision for income taxes	—	0.02	0.03
Gain on sale of discontinued operations, net of provision for income taxes	—	0.21	—
Net income (loss)	$ 0.10	$ 0.03	$ (0.07)
Weighted-average shares used in basic net income (loss) per share calculations	477,213	487,413	481,534
Diluted net income (loss) per share:			
Income (loss) from continuing operations	$ 0.10	$ (0.20)	$ (0.10)
Income from discontinued operations, net of provision for income taxes	—	0.02	0.03
Gain on sale of discontinued operations, net of provision for income taxes	—	0.21	—
Net income (loss)	$ 0.10	$ 0.03	$ (0.07)
Weighted-average shares used in diluted net income (loss) per share calculations	481,737	487,413	481,534

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
	(In thousands, except par value)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 374,130	$ 410,480
Short-term investments	55,817	56,264
Accounts receivable, net of allowance for doubtful accounts of $3,111 and $3,605, respectively	209,189	227,031
Inventories	357,301	339,799
Prepaid and other current assets	88,781	118,965
Total current assets	**1,085,218**	**1,152,539**
Fixed assets, net	579,566	602,290
Non-current assets held for sale	—	35,040
Intangible and other assets, net	37,969	28,670
Total assets	**$1,702,753**	**$1,818,539**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 142,471	$ 108,651
Trade accounts payable	191,856	162,408
Accrued and other liabilities	266,987	277,461
Deferred income on shipments to distributors	19,708	18,856
Total current liabilities	**621,022**	**567,376**
Long-term debt less current portion	20,408	60,333
Other long-term liabilities	237,844	236,936
Total liabilities	**879,274**	**864,645**
Commitments and contingencies (Note 10)		
Stockholders' equity		
Common stock; par value $0.001; Authorized: 1,600,000 shares;		
Shares issued and outstanding: 443,837 at December 31, 2007 and 488,844 at December 31, 2006	444	489
Additional paid-in capital	1,193,846	1,418,004
Accumulated other comprehensive income	153,140	107,237
Accumulated deficit	(523,951)	(571,836)
Total stockholders' equity	**823,479**	**953,894**
Total liabilities and stockholders' equity	**$1,702,753**	**$1,818,539**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Statements of Cash Flows

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
	(In thousands)		
Cash flows from operating activities			
Net income (loss)	$ 47,885	$ 14,650	$ (33,351)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	128,773	225,006	290,748
Gain on sale of discontinued operations	—	(109,838)	—
Loss (gain) on sale or disposal of fixed assets and other charges	(1,102)	(2,624)	1,663
Asset impairment charges (recovery)	(1,057)	82,582	12,757
Deferred taxes	6,392	6,121	2,691
Other non-cash losses (gains)	404	8,726	(4,120)
Provision for (recovery of) doubtful accounts receivable	(212)	106	(5,575)
Accretion of interest on long-term debt	912	4,699	12,308
Stock-based compensation expense	16,652	9,118	1,850
Changes in operating assets and liabilities			
Accounts receivable	17,719	8,054	1,737
Inventories	(14,682)	(48,848)	25,984
Current and other assets	32,641	(27,608)	(15,922)
Trade accounts payable	15,689	26,440	(61,538)
Accrued and other liabilities	(46,728)	82,855	(2,249)
Income taxes payable	(8,261)	16,526	(24,131)
Deferred income on shipments to distributors	852	520	(2,779)
Net cash provided by operating activities	**195,877**	**296,485**	**200,073**
Cash flows from investing activities			
Acquisitions of fixed assets	(69,730)	(83,330)	(169,126)
Proceeds from the sale of fixed assets and other assets	3,000	4,466	2,238
Proceeds from sale of discontinued operations, net	—	120,073	—
Proceeds from the sale of manufacturing facilities and related assets, net of selling costs	34,714	—	—
Proceeds from the sale of interest in privately held companies and other	—	1,799	6,746
Acquisitions of intangible assets	(900)	(549)	(7,821)
Purchases of short-term investments	(12,865)	(22,290)	(16,110)
Sales or maturities of short-term investments	14,420	15,535	26,790
Net cash provided by (used in) investing activities	**(31,361)**	**35,704**	**(157,283)**
Cash flows from financing activities			
Principal payments on capital leases and other debt	(108,840)	(122,032)	(139,308)
Proceeds from capital leases and other debt	100,000	25,000	146,242
Repurchase of convertible notes	—	(145,515)	(80,846)
Repurchase of common stock	(250,151)	—	—
Proceeds from issuance of common stock	9,160	11,206	11,901
Proceeds from financing related to sale of manufacturing facilities	42,951	—	—
Net cash used in financing activities	**(206,880)**	**(231,341)**	**(62,011)**
Effect of exchange rate changes on cash and cash equivalents	6,014	9,309	(26,806)
Net increase (decrease) in cash and cash equivalents	(36,350)	110,157	(46,027)
Cash and cash equivalents at beginning of the year	**410,480**	**300,323**	**346,350**
Cash and cash equivalents at end of year	**$ 374,130**	**$ 410,480**	**$ 300,323**
Supplemental cash flow disclosures:			
Interest paid	$ 8,176	$ 14,080	$ 15,434
Income taxes paid, net	15,219	15,077	11,851
Supplemental non-cash investing and financing activities disclosures:			
Increases (decreases) in accounts payable related to fixed asset purchases	(9,544)	5,616	(75,748)
Increases in liabilities related to intangible assets purchases	17,778	—	—
Fixed assets acquired under capital leases	—	3,925	112,815

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Unearned Stock-Based Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balances, December 31, 2004	**477,926**	**$478**	**$1,388,651**	**$(5,078)**	**$ 276,652**	**$(553,135)**	**$1,107,568**
Comprehensive loss:							
Net loss	—	—	—	—	—	(33,351)	**(33,351)**
Actuarial loss related to defined benefit pension plans	—	—	—	—	(2,647)	—	**(2,647)**
Realization of gains on derivative instruments, net of tax	—	—	—	—	(3,918)	—	**(3,918)**
Unrealized gains on investments, net of tax	—	—	—	—	335	—	**335**
Foreign currency translation adjustments	—	—	—	—	(144,367)	—	**(144,367)**
Total comprehensive loss							**(183,948)**
Amortization of unearned stock-based compensation	—	—	—	1,779	—	—	**1,779**
Non-employee stock-based compensation	—	—	543	—	—	—	**543**
Credit to stock compensation due to variable accounting	—	—	(472)	—	—	—	**(472)**
Reversal of unearned stock-based compensation expense due to employee termination	—	—	(357)	357	—	—	**—**
Exercise of stock options	1,758	3	3,507	—	—	—	**3,510**
Issuance of common stock under employee stock purchase plan	3,682	2	8,389	—	—	—	**8,391**
Balances, December 31, 2005	**483,366**	**483**	**1,400,261**	**(2,942)**	**126,055**	**(586,486)**	**937,371**
Comprehensive loss:							
Net income	—	—	—	—	—	14,650	**14,650**
Actuarial gain related to defined benefit pension plans	—	—	—	—	561	—	**561**
Unrealized gains on investments, net of tax	—	—	—	—	1,315	—	**1,315**
Foreign currency translation adjustments	—	—	—	—	80,631	—	**80,631**
Foreign currency translation gains credited to asset impairment charges (See Note 15)	—	—	—	—	(97,725)	—	**(97,725)**
Total comprehensive loss	—	—	—	—	—	—	**(568)**
Cumulative effect adjustment on adoption of SFAS No. 158, net of income taxes	—	—	—	—	(3,600)	—	**(3,600)**
Stock-based compensation expense	—	—	9,485	—	—	—	**9,485**
Exercise of stock options	3,406	4	7,382	—	—	—	**7,386**
Issuance of common stock under employee stock purchase plan	2,072	2	3,818	—	—	—	**3,820**
Elimination of unearned stock-based compensation upon adoption of SFAS No. 123R	—	—	(2,942)	2,942	—	—	**—**
Balances, December 31, 2006	**488,844**	**489**	**1,418,004**	—	**107,237**	**(571,836)**	**953,894**
Comprehensive income:							
Net income	—	—	—	—	—	47,885	**47,885**
Actuarial gain related to defined benefit pension plans	—	—	—	—	6,861	—	**6,861**
Unrealized gains on investments, net of tax	—	—	—	—	681	—	**681**
Foreign currency translation adjustments	—	—	—	—	38,361	—	**38,361**
Total comprehensive income				—	—	—	**93,788**
Stock-based compensation expense	—	—	16,788	—	—	—	**16,788**
Exercise of stock options	3,604	4	9,156	—	—	—	**9,160**
Vested restricted stock units	312	—	—	—	—	—	**—**
Repurchase of common stock	(48,923)	(49)	(250,102)	—	—	—	**(250,151)**
Balances, December 31, 2007	**443,837**	**$444**	**$1,193,846**	**$ —**	**$ 153,140**	**$(523,951)**	**$ 823,479**

The accompanying notes are an integral part of these Consolidated Financial Statement

Atmel Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data, employee data, and where otherwise indicated)

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Atmel Corporation ("Atmel" or "the Company") designs, develops, manufactures and markets a broad range of high-performance logic, radio frequency and nonvolatile memory integrated circuits using complementary metal-oxide semiconductor ("CMOS") and other technologies. Atmel's products are used in a broad range of applications in the telecommunications, computing, networking, consumer and automotive electronics and other markets. Atmel's customers comprise a diverse group of United States of America ("U.S.") and non-U.S. original equipment manufacturers ("OEMs") and distributors.

In the third quarter of 2006, the Company completed the divestiture of its Grenoble, France, subsidiary. Results from the Grenoble subsidiary are excluded from the amounts from continuing operations disclosed herein, and have been reclassified as Results from Discontinued Operations. See Note 18 for further discussion.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Atmel and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior-year amounts in the consolidated financial statements and the notes thereto have been reclassified where necessary to conform to the current presentation. The Company reclassified "non-current assets held for sale" totaling $88,757 on the consolidated balance sheet as of December 31, 2006 to "fixed assets, net" for $87,941 and "intangible and other assets, net" for $816. In addition, as of December 31, 2006, the Company reclassified "liabilities related to assets held for sale" totaling $63,553 to "trade accounts payable" in the amount of $17,329 and "accrued and other liabilities" in the amount of $46,224 on the consolidated balance sheet. The Company reclassified debt and capital lease obligations totaling $70,340 from "liabilities related to assets held for sale" to "current portion of long-term debt" and $313 from "non-current liabilities related to assets held for sale" to "long-term debt less current portion" on the consolidated balance sheet as of December 31, 2006. These reclassifications in the consolidated balance sheet were made due to a change in the assumptions related to the disposal of North Tyneside facility in 2007. See Note 15 for further discussion. The Company also reclassified an expense previously included in "restructuring charges" totaling $30,034 to "charges for grant repayments" in the consolidated statement of operations for the year ended December 31, 2006, and reclassified an expense previously included in "restructuring charges" totaling $13,199, which relates to "loss on sale and other charges" in the consolidated statements of operations for the year ended December 31, 2005. These reclassifications did not affect the prior periods' total current assets, total assets, total current liabilities, total long-term liabilities, stockholders' equity, net income (loss) or cash provided by operating activities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include reserves for inventory, the sales return reserve, restructuring charges, stock-based compensation expense, allowances for doubtful accounts receivable, warranty reserves, estimates for useful lives associated with long-lived assets, charges for grant repayments, asset impairments charges (recovery), restructuring charges, certain accrued liabilities and income taxes and tax valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of Atmel's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current assets and current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items. Investments in debt securities are carried at fair value based on quoted market prices. The fair value of the Company's debt approximates book value as of December 31, 2007 and 2006 due to their short term nature as well as the variable interest rates on these debt obligations. The estimated fair value has been determined by the Company using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that Atmel could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, and consist of highly liquid money market instruments.

Atmel maintains its cash balances at a variety of financial institutions and has not experienced any material losses relating to such instruments. Atmel invests its excess cash in accordance with its investment policy that has been reviewed and approved by the Board of Directors.

Short-Term Investments

All of the Company's investments in debt and equity securities in publicly-traded companies are classified as available-for-sale. Available-for-sale securities with maturities greater than twelve months are classified as short-term when they represent investments of cash that are intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrealized gains (losses), net of related tax, included as a component of accumulated other comprehensive income.

The Company's marketable securities include corporate debt securities, U.S. Government and municipal agency debt securities, commercial paper, guaranteed variable annuities and auction rate securities. The Company monitors its investments for impairment periodically and recognizes an impairment charge when the decline in the fair value of these investments is judged to be other-than temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. The Company considers various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, and its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The Company's investments include certain highly-rated auction rate securities, totaling $29,075 at December 31, 2007, which are structured with short-term interest rate reset dates of either 7 or 28 days, and contractual maturities that can be in excess of ten years. The Company evaluates its portfolio by continuing to monitor the credit rating, interest yields of these auction rate securities and successful reset at each auction date. Through the time of filing of this Form 10-K, the Company had four failed auctions relating to such securities aggregating approximately $3,425. As a result of the active liquid market for the trading of all of our auction rate securities portfolio in 2007, the Company utilized market prices to ascertain the fair value of the securities at December 31, 2007. The Company believes that the fair value of its auction rate securities portfolio approximates its par value. The Company believes it has the ability and intent to liquidate these securities in 2008 with no significant loss.

Accounts Receivable

An allowance for doubtful accounts is calculated based on the aging of Atmel's accounts receivable, historical experience, and management judgment. Atmel writes off accounts receivable against the allowance when Atmel determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis for raw materials and purchased parts; and an average-cost basis for work in progress and finished goods) or market. Market is based on estimated net realizable value. The Company establishes lower of cost or market reserves and excess and obsolescence reserves. The determination of obsolete or excess inventory requires an estimation of the future demand for the Company's products and these reserves are recorded when the inventory on hand exceeds management's estimate of future demand for each product. Once the inventory is written down, a new cost basis is established; however, for tracking purposes, the write-down is recorded as a reserve on the balance sheets. These inventory reserves are not relieved until the related inventory has been sold or scrapped.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives:

Building and improvements	10 to 20 years
Machinery, equipment and software	2 to 5 years
Furniture and fixtures	5 years

Maintenance, repairs and minor upgrades are expensed as incurred.

Investments in Privately-Held Companies

Investments in privately-held companies are accounted for at historical cost or, if Atmel has significant influence over the investee, using the equity method of accounting. Atmel's proportionate share of income or losses from investments accounted for under the equity method, and any gain or loss on disposal, are recorded in interest and other income (expenses), net. Investments in privately held companies are included in intangible and other assets, net on the Company's consolidated balance sheets.

For investments in privately-held companies, the Company monitors for impairment periodically and reduces their carrying values to fair value when the declines are determined to be other-than-temporary.

Revenue Recognition

The Company sells its products to OEMs and distributors and recognizes revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Reserves for sales returns and allowances are estimated and re-evaluated each reporting period.

For sales to certain distributors (primarily based in the U.S.) with agreements allowing for price protection and product returns, the Company recognizes revenue at the time the distributor sells the product to its end customer. Revenue is not recognized upon shipment since, due to price protection rights, the sales price is not substantially fixed or determinable at that time. Additionally, these distributors have contractual rights to return products, up to a specified amount for a given period of time. Revenue is recognized when the distributor sells the product to an end-user, at which time the sales price becomes fixed. At the time of shipment to these distributors, the Company records a trade receivable for the selling price as there is a legally enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in

deferred income on shipments to distributors on the consolidated balance sheets. This balance represents the gross margin on the sale to the distributor; however, the amount of gross margin recognized by the Company in future periods could be less than the deferred margin as a result of price protection concessions related to market pricing conditions. The Company does not reduce deferred margin by estimated price protection; instead, such price concessions are recorded when incurred, which is generally at the time the distributor sells the product to an end-user. Sales to certain other primarily non-U.S. based distributors carry either no or very limited rights of return. The Company has historically been able to estimate returns and other credits from these distributors and accordingly has historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of sale.

Royalty Expense Recognition

The Company has entered into a number of technology license agreements with unrelated third parties. Generally, the agreements require a one-time or annual license fee. In addition, Atmel may be required to pay a royalty on sales of certain products that are derived under these licensing arrangements. The royalty expense is accrued in the period in which the revenues incorporating the technology are recognized, and is included in accrued and other liabilities on the consolidated balance sheet.

Grant Recognition

Subsidy grants from government organizations are amortized as a reduction of expenses over the period the related obligations are fulfilled. Recognition of future subsidy benefits will depend on Atmel's achievement of certain capital investment, research and development spending and employment goals. The Company recognized the following amount of subsidy grant benefits as a reduction of either cost of revenues or research and development expenses, depending on the nature of the grant:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
		(In thousands)	
Cost of revenues	$ 1,685	$ 9,654	$11,109
Research and development expenses	18,038	14,573	25,538
Total	$19,723	$24,227	$36,647

The Company receives economic incentive grants and allowances from European governments targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive and other covenants that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. In addition, the Company may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to its plans for headcount, project spending, or capital investment at any of these specific locations. If the Company is unable to comply with any of the covenants in the grant agreements, its results of operations and financial position could be materially adversely affected. Refer to Note 14 for further discussion.

Advertising Costs

Atmel expenses all advertising costs as incurred. Advertising costs were not significant in the years ended December 31, 2007, 2006, or 2005.

Foreign Currency Translation

Most of Atmel's major international subsidiaries use their local currencies as their respective functional currencies. Financial statements of these foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. The effect of translating the accounts of these foreign subsidiaries into U.S. dollars has been included in the consolidated statements of stockholders' equity and comprehensive income (loss) as a cumulative foreign currency translation adjustment. Gains and losses from remeasurement of assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations. Losses due to foreign currency remeasurement included in interest and other income (expenses), net for the years ended December 31, 2007, 2006 and 2005 were $389, $9,364 and $1,306, respectively.

Stock-Based Compensation

Prior to January 1, 2006, Atmel accounted for stock-based compensation, including stock options granted and shares issued under the Employee Stock Purchase Plan, using the intrinsic value method prescribed in Accounting Principles Bulletin ("APB") No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations. Compensation expense for stock options was recognized ratably over the vesting period. Stock options are granted under the 1986 Incentive Stock Option Plan ("1986 Stock Plan") and the 2005 Stock Plan (an amendment and restatement of the 1996 Stock Plan) (the "2005 Stock Plan"). Atmel's policy is to grant options with an exercise price equal to the closing quoted market price of its common stock on the grant date.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R (Revised 2004), "Share-Based Payment" ("SFAS No. 123R") using the modified prospective transition method. The Company's consolidated financial statements as of and for the year ended December 31, 2007 and 2006 reflect the impact of SFAS No. 123R. However, in accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods do not include the impact of SFAS No. 123R. Accordingly, prior periods do not include equity compensation amounts comparable to those included in the consolidated financial statements for the years ended December 31, 2007 and 2006.

The Company has elected to adopt FSP No. FAS 123(R)-3 to calculate the Company's pool of windfall tax benefits.

SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations. Prior to January 1, 2006, the Company accounted for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25 as permitted under SFAS No. 123 (and further amended by SFAS No. 148).

Upon adoption of SFAS No. 123R, the Company reassessed its equity compensation valuation method and related assumptions. The Company's determination of the fair value of share-based payment awards on the date of grant utilizes an option-pricing model, and is impacted by its common stock price as well as a change in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors (expected period between stock option vesting date and stock option exercise date).

Stock-based compensation expense recognized in the Company's consolidated statements of operations for the years ended December 31, 2007 and 2006 included a combination of payment awards granted prior to January 1, 2006 and payment awards granted subsequent to January 1, 2006. For stock-based payment awards granted prior to January 1, 2006, the Company attributes the value of stock-based compensation, determined under SFAS No. 123R, to expense using the accelerated multiple-option approach. Compensation expense for all stock-based payment awards granted subsequent to January 1, 2006 is recognized using the straight-line single-option method. Stock-

based compensation expense included in the years ended December 31, 2007 and 2006 includes the impact of estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, the Company accounted for forfeitures as they occurred. The adoption of SFAS No. 123R requires the Company to reflect the net cumulative impact of estimating forfeitures in the determination of period expense by reversing the previously recognized cumulative compensation expense related to those forfeitures, rather than recording forfeitures when they occur as previously permitted. The Company did not record this cumulative impact upon adoption, as the amount was insignificant. Stock options granted in periods prior to 2006 were measured based on SFAS No. 123 requirements, whereas stock options granted subsequent to January 1, 2006 were measured based on SFAS No. 123R requirements. See Note 7 for further discussion of the Company's stock-based compensation arrangements.

Certain Risks and Concentrations

Atmel sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. Atmel performs ongoing credit evaluations and maintains adequate allowances for potential credit losses. No single customer represented more than ten percent of accounts receivable as of December 31, 2007 and 2006, or net revenues for the years ended December 31, 2007, 2006 and 2005.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. As a result, Atmel may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Atmel believes that its existing cash, cash equivalents and investments together with cash flow from operations, equipment lease financing and other short and medium term borrowing, will be sufficient to support its liquidity and capital investment activities for the next twelve months.

Additionally, the Company relies on a limited number of contract manufacturers to provide assembly services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Income Taxes

Atmel's provision for income tax comprises its current tax liability and change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more likely than not to be recoverable against future taxable income. No U.S. taxes are provided on earnings of non-U.S. subsidiaries, to the extent such earnings are deemed to be permanently invested.

Atmel's income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

Long-Lived Assets

Atmel periodically evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in the Company's market capitalization for an extended period of time relative to net book value, (v) recent changes in the Company's manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. When the Company determines that there is an indicator that the carrying value of long-lived assets may not be recoverable, the assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset from the expected future undiscounted pre-tax cash flows of the related operations. These estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses, and the fair values of certain assets based on appraisals and industry trends. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows. See Note 15 for further discussion of Atmel's long-lived assets.

Costs that the Company incurs to acquire completed product and process technology are capitalized and amortized on a straight-line basis over two to five years. Capitalized product and process technology costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement

Derivative Instruments

During 2005, Atmel used forward exchange contracts to hedge existing and anticipated foreign currency-denominated transactions expected to occur within twelve months. The purpose of Atmel's foreign currency hedging program was to reduce the risk from exchange rate fluctuations on certain forecasted transactions and foreign currency assets and liabilities. Financial Accounting Standards Board SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended, and interpreted by other related accounting literature, establishes accounting and reporting standards for derivative instruments.

Atmel did not enter into any forward exchange contracts in 2007 and 2006 and has no plans to enter into forward exchange contracts in the foreseeable future.

The Company would recognize derivative instruments as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss would be initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss, if any, would be reported in earnings immediately. To obtain SFAS No. 133 hedge accounting treatment on anticipated transactions, specific cash flow hedge criteria must be met, which would require the Company to formally document, designate, and assess the effectiveness of transactions.

For a derivative instrument designated as a fair value hedge, the gain or loss was recognized in interest and other expenses, net in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged.

Balance Sheet Hedges

Gains and losses on contracts intended to offset foreign exchange gains or losses from the revaluation of current assets and liabilities, including intercompany balances, denominated in currencies other than the functional currency are included in interest and other income (expenses), net, in the consolidated statements of operations. The Company's balance sheet hedge contracts related to current assets and liabilities generally ranged from one to three months in original maturity. During the year ended December 31, 2005, the Company settled all of its outstanding balance sheet hedge contracts and incurred a realized loss of $29,533. This loss was offset primarily by unrealized gains associated with the revaluation of current assets and current liabilities denominated in foreign currencies other than the Company's functional currency, resulting in net foreign exchange transaction losses of $1,306 during 2005. As of December 31, 2006, there were no outstanding balance sheet hedge contracts. The Company did not enter into any balance sheet hedge contracts in the year ended December 31, 2007.

Cash Flow Hedges

The Company has periodically used forward exchange contracts to hedge forecasted transactions related to certain foreign currency operating expenses anticipated to occur within twelve months, primarily for European manufacturing subsidiaries, with forward contracts. These transactions are designated as cash flow hedges under SFAS No. 133. As of December 31, 2006 and 2005, all cash flow hedges had been settled. The Company did not enter into any cash flow hedge contracts in the year ended December 31, 2007.

Net Income (Loss) Per Share

Atmel accounts for net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" ("SFAS No. 128"). Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share is computed using the weighted-average number of common and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options or restricted stock units, assumed issuance of shares under employee stock purchase plan and convertible securities for all periods. No dilutive potential common shares were included in the computation of any diluted per share amount when a loss from continuing operations was reported by the Company. Income or loss from continuing operations is the "control number" in determining whether potential common shares are dilutive or anti-dilutive.

Product Warranties

The Company warrants finished goods against defects in material and workmanship under normal use and service typically for periods of 90 days to two years. A liability for estimated future costs under product warranties is recorded when products are shipped.

Research and Development and Software Development Costs

Costs incurred in the research and development of Atmel's products are expensed as incurred. Research and development expenses were $272,041, $289,108 and $268,164 in the years ended December 31, 2007, 2006 and 2005, respectively. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility and capitalized in certain cases thereafter until the product is available for general release to customers. No software development costs were capitalized during the years ended December 31, 2007, 2006 and 2005 since costs incurred subsequent to establishment of technological feasibility were not material.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement establishes a framework for measuring fair value when required by generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except in limited circumstances. SFAS No. 157 is effective for the Company beginning January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. SFAS No. 159 is effective for the Company beginning January 1, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective as of the beginning of an entity's fiscal year that begins after December 31, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated results of operations and financial condition.

Note 2 BALANCE SHEET DETAIL

Inventories are comprised of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Raw materials and purchased parts	$ 22,996	$ 13,434
Work-in-progress	249,863	245,760
Finished goods	84,442	80,605
	$357,301	$339,799

Prepaid and other current assets consist of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Value-added tax receivable	$35,667	$ 50,235
Deferred income tax assets	5,726	5,271
Grants receivable	5,463	6,540
Income tax receivable	3,593	2,187
Prepaid income taxes	7,274	7,739
Others	31,058	46,993
	$88,781	$118,965

Intangible and other assets consist of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Intangible assets, net	$19,552	$ 6,024
Investment in privately-held companies	7,978	6,122
Deferred income tax assets, net of current portion	5,006	7,965
Others	5,433	8,559
	$37,969	$28,670

Accrued and other liabilities consist of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Advance payments from customers	$ 10,120	$ 10,000
Income taxes payable	10,788	24,447
Deferred income tax liability, current portion	2,783	569
Value-added tax payable	1,973	10,738
Accrued salaries and benefits	91,972	74,079
Deferred grants	12,968	6,461
Grants to be repaid(1)	10,793	47,647
Warranty accruals and accrued returns, royalties and licenses	21,573	19,223
Accrued restructuring	15,675	8,511
Financing liability related to sale of manufacturing facilities(2)	44,137	—
Others	44,205	75,786
	$266,987	$277,461

(1) Excludes $39,519 of grants to be repaid in accounts payable at December 31, 2007, which have been reclassified to accounts payable.

(2) See Note 15 for further discussion.

Other long-term liabilities consist of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Advance payments from customers	$ 54,668	$ 64,668
Income taxes payable	98,269	92,009
Accrued pension liability	50,915	51,970
Long-term technology license payable	16,107	3,808
Accrued restructuring	—	7,875
Deferred income tax liability, non-current portion	4,891	3,682
Others	12,994	12,924
	$237,844	$236,936

During the years ended December 31, 2006 and 2005, the Company sold its interest in two privately held companies and realized cash proceeds on these sales of $1,799 and $6,746, respectively.

The customer advances relate to supply agreements into which Atmel entered with a specific customer in 2000. The supply agreements call for the Company to make available to the customer a minimum quantity of products. Minimum repayments are required each year on these agreements, with additional payments to be made if the customer exceeds certain purchasing levels. As of December 31, 2007, Atmel had remaining $64,668 in customer advances received, of which $10,000 is recorded in accrued and other liabilities and $54,668 in other long-term liabilities. Minimum payments required to be made annually are the greater of 15% of the value of product shipped to the customer or $10,000, until such time that the advances have been fully repaid. The Company repaid $10,000 in each of the three years ended December 31, 2007, under these agreements.

Also included in other long-term liabilities is a note payable to a company in which Atmel has an equity investment. The total outstanding amount due was $9,342, of which $7,086 is included in other long-term liabilities, and $2,256 is included in accounts payable at December 31, 2007 and $8,683 of which $6,449 is included in other long-term liabilities and $2,234 is included in accounts payable at December 31, 2006. In addition, the Company paid $24,816 $23,094 and $23,763 to this company in the years ended December 31, 2007, 2006 and 2005, respectively, relating to a cost sharing arrangement for facility services at the Heilbronn, Germany facility.

Note 3 SHORT-TERM INVESTMENTS

Short-term investments at December 31, 2007 and 2006 primarily comprise U.S. and foreign corporate debt securities, U.S. Government and municipal agency debt securities, commercial paper, and guaranteed variable annuities.

All marketable securities are deemed by management to be available-for-sale and are reported at fair value. Net unrealized gains or losses that are not deemed to be "other than temporary" are reported within stockholders' equity on the Company's consolidated balance sheets and as a component of other comprehensive income (loss). Gross realized gains or losses are recorded based on the specific identification method. During 2007, 2006 and

2005, the Company's gross realized gains or losses on short-term investments were not material. The carrying amount of the Company's investments is shown in the table below:

	December 31, 2007		December 31, 2006	
	Book Value	Market Value	Book Value	Market Value
	(In thousands)			
U.S. Government debt securities	$ —	$ —	$ 1,400	$ 1,396
State and municipal debt securities	3,450	3,450	3,450	3,450
Corporate equity securities	87	1,542	87	892
Corporate debt securities and other obligations	49,442	50,825	49,170	50,526
	$52,979	$55,817	$54,107	$56,264
Unrealized gains	2,900	—	2,176	—
Unrealized losses	(62)	—	(19)	—
Net unrealized gains	2,838	—	2,157	—
Total	$55,817	$55,817	$56,264	$56,264

The Company considers the unrealized losses in the table above to not be "other than temporary" due primarily to their nature, quality and short-term holding.

Contractual maturities (at book value) of available-for-sale debt securities as of December 31, 2007, were as follows:

	(In thousands)
Due within one year	$11,606
Due in 1-5 years	4,211
Due in 5-10 years	—
Due after 10 years	37,075
Total	$52,892

Atmel has classified all investments with maturity dates of 90 days or more as short-term since it has the ability to redeem them within the year.

Note 4 FIXED ASSETS

	December 31, 2007	December 31, 2006
	(In thousands)	
Land	$ 38,568	$ 58,539
Buildings and improvements	681,581	687,505
Machinery and equipment	1,799,765	1,642,177
Furniture and fixtures	164,005	158,034
Construction-in-progress	2,767	10,658
	$ 2,686,686	$ 2,556,913
Less: Accumulated depreciation and amortization	(2,107,120)	(1,954,623)
	$ 579,566	$ 602,290

Depreciation expense on fixed assets for the years ended December 31 2007, 2006 and 2005, was $124,064, $215,487 and $272,319, respectively. Fixed assets include building and improvements, and machinery and equipment acquired under capital leases of $147,543 and $214,734 at December 31, 2007 and 2006, respectively, with accumulated depreciation of $84,737 and $136,485, respectively. The Company has classified $35,040 in fixed assets of the Irving, Texas, facilities as assets held for sale in the consolidated balance sheet as of December 31, 2006.

The Company assesses the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. In the fourth quarter of 2006, management performed an assessment of market values for the North Tyneside, United Kingdom, and Irving, Texas, fabrication facilities compared to current carrying values, and, as a result, recorded impairment charges of $72,277 and $10,305, respectively. See Note 15 for further discussion.

In the years ended December 31, 2006 and 2005, depreciation and amortization expense classified as discontinued operations totaled $3,060 and $5,879, respectively.

Note 5 INTANGIBLE ASSETS

Intangible assets as of December 31, 2007 and 2006 consisted of the following:

	December 31 2007	December 31, 2006
	(In thousands)	
Core/licensed technology	$102,906	$ 89,581
Accumulated amortization	(83,354)	(83,557)
Total	$ 19,552	$ 6,024

Total amortization expense related to intangible assets is set forth in the table below:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
		(In thousands)	
Core/licensed technology	$4,709	$6,050	$11,818
Non-compete agreement	—	—	142
Patents	—	409	459
Total amortization expense on intangible assets	$4,709	$6,459	$12,419

The following table presents the estimated future amortization of the intangible assets:

Years Ending December 31:	(In thousands)
2008	$ 4,289
2009	4,171
2010	3,845
2011	3,221
2012	3,221
Thereafter	805
Total future amortization	$19,552

Note 6 BORROWING ARRANGEMENTS

Information with respect to the Company's debt and capital lease obligations is shown in the following table:

	December 31, 2007	December 31, 2006
	(In thousands)	
Various interest-bearing notes and term loans	$ 6,221	$ 80,550
Bank lines of credit	125,000	25,000
Capital lease obligations	31,658	63,434
Total	$ 162,879	$ 168,984
Less: current portion of long-term debt and capital lease obligation	(142,471)	(108,651)
Long-term debt and capital lease obligations due after one year	$ 20,408	$ 60,333

Maturities of long-term debt and capital lease obligations are as follows:

Years Ending December 31:	(In thousands)
2008	$146,470
2009	7,197
2010	6,001
2011	4,998
2012	1,191
Thereafter	2,472
	168,329
Less: amount representing interest	(5,450)
Total	$162,879

Certain of the Company's debt facilities contain terms that subject the Company to financial and other covenants. The Company was in compliance with its covenants as of December 31, 2007. The Company was not in compliance with covenants requiring timely filing of U.S. GAAP financial statements as of December 31, 2006, and, as a result, the Company requested waivers from its lenders to avoid default under these facilities. Waivers were not received from all lenders, and as a result, the Company had previously classified $22,544 of non-current liabilities as current liabilities on the consolidated balance sheet as of December 31, 2006. As a result of the Company's return to compliance with the related financial and filing requirement covenants in June 2007, these liabilities are classified as non-current liabilities as of December 31, 2007.

On June 30, 2006, the Company entered into a 3-year term loan agreement for $25,000 with a European bank to finance equipment purchases. The interest rate on this loan was based on the London Interbank Offered Rate ("LIBOR") plus 2.5%. Principal repayments were to be made in equal quarterly installments beginning September 30, 2006. The loan was collateralized by the financed assets and was subject to certain cross-default provisions. The Company repaid this term loan in the fourth quarter of 2007 in connection with the sale of assets at the Company's North Tyneside facility. This term loan was classified as an interest-bearing note in the summary table above as of December 31, 2006.

On March 15, 2006, the Company entered into a five-year asset-backed credit facility for up to $165,000 with certain European lenders. This facility is secured by the Company's non-U.S. trade receivables. At December 31, 2007, the amount available under this facility was approximately $110,545, based on eligible non-U.S. trade receivables, of which $100,000 was outstanding. Borrowings under the facility bear interest at LIBOR plus 2% per annum (approximately 6.6% at December 31, 2007), while the undrawn portion is subject to a commitment fee of 0.375% per annum. The outstanding balance is subject to repayment in full on the last day of its interest period (every two months). The terms of the facility subject the Company to certain financial and other covenants and cross-default provisions. The outstanding balance under this facility is classified as a bank line of credit in the summary debt table above. Commitment fees and amortization of up-front fees paid related to the facility for the years ended December 31, 2007 and 2006 totaled approximately $1,392 and $1,073, respectively, and are included in interest and other income (expenses), net, in the consolidated statements of operations.

In September 2005, the Company obtained a $15,000 term loan with a domestic bank. This term loan matures in September 2008. The interest rate on this term loan is LIBOR plus 2.25%. In December 2004, the Company had obtained a term loan with the same domestic bank in the amount of $20,000. Concurrent with this, the Company established a $25,000 revolving line of credit with this domestic bank, which has been extended until September 2008. The term loan of $20,000 matured in December 2007. The interest rate on the revolving line of credit is determined by the Company and must be either the domestic bank's prime rate or LIBOR plus 2%. The interest rate on the term loan is 90-day euro Interbank Offered Rate ("EURIBOR") plus 2.0%. All U.S. domestic account receivable balances secure amounts borrowed. The revolving line of credit and both term loans require the Company to meet certain financial ratios and to comply with other covenants on a periodic basis. As of December 31, 2007, the full $25,000 of the revolving line of credit and $3,749 of the term loans were outstanding and are classified as bank lines of credit and interest bearing note in the summary debt table above, respectively.

In June 2005, the Company entered into a euro 43,156 ($52,237) term loan agreement with a domestic bank. The interest rate was fixed at 4.10%. The Company had pledged certain manufacturing equipment as collateral. The loan was required to be repaid in equal installments of euro 3,841 ($4,649) per calendar quarter commencing on September 30, 2005, with the final payment due on June 28, 2008. The Company repaid this term loan in the fourth quarter of 2007 in connection with the sale of assets at the Company's North Tyneside facility. This term loan was classified as an interest-bearing note in the summary table above as of December 31, 2006.

In February 2005, the Company entered into an equipment financing arrangement in the amount of euro 40,685 ($54,005) which is repayable in quarterly installments over three years. The stated interest rate is EURIBOR plus 2.25%. This equipment financing is collateralized by the financed assets. As of December 31, 2007, the balance outstanding under the arrangement was $5,250 was classified as a capital lease in the summary debt table above.

In September 2004, the Company entered into a euro 32,421 ($40,274) loan agreement with a European bank. The loan was to be repaid in equal principal installments of euro 970 ($1,205) per month plus interest on the unpaid balance, with the final payment due on October 1, 2007. The interest rate was fixed at 4.85%. The Company had pledged certain manufacturing equipment as collateral. This note required Atmel to meet certain financial ratios and to comply with other covenants on a periodic basis. The Company repaid this loan in the fourth quarter of 2007 in connection with the sale of assets at the Company's North Tyneside facility. This loan was classified as an interest-bearing note in the summary table above as of December 31, 2006.

The Company's remaining $28,880 in outstanding debt obligations as of December 31, 2007 is comprised of $26,408 in capital leases and $2,472 in an interest bearing note.

Included within the outstanding debt obligations are $154,005 of variable-rate debt obligations where the interest rates are based on either LIBOR plus a spread ranging from 2.0% to 2.25% or short-term EURIBOR plus a spread ranging from 0.9% to 2.25%. Approximately $128,749 of the Company's total debt obligations has cross default provisions.

Note 7 STOCK-BASED COMPENSATION

Option and Employee Stock Purchase Plans

Atmel has two stock option plans — the 1986 Stock Plan and the 2005 Stock Plan (an amendment and restatement of the 1996 Stock Plan). The 1986 Stock Plan expired in April 1996. The 2005 Stock Plan was approved by stockholders on May 11, 2005. As of December 31, 2007, of the 56,000 shares authorized for issuance under the 2005 Stock Plan, 6,104 shares of common stock remain available for grant. Under Atmel's 2005 Stock Plan, Atmel may issue common stock directly or grant options to purchase common stock to employees, consultants and directors of Atmel. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire ten years from that date.

Activity under Atmel's 1986 Stock Plan and 2005 Stock Plan is set forth below:

			Outstanding Options	
	Available for Grant	Number of Options	Exercise Price per Share	Weighted-Average Exercise Price per Share
	(In thousands, except per share data)			
Balances, December 31, 2004	**21,506**	**29,457**	**$1.00-$24.44**	**$5.68**
Options granted	(5,172)	5,172	2.06-3.29	3.03
Options cancelled/expired/forfeited	1,531	(2,645)	1.68-21.47	5.68
Options exercised	—	(1,758)	1.68-2.62	2.00
Balances, December 31, 2005	**17,865**	**30,226**	**$1.00-$24.44**	**$5.44**
Options granted	(9,559)	9,559	$ 3.68-$6.28	5.65
Options cancelled/expired/forfeited	4,994	(5,059)	$1.00-$24.44	5.87
Options exercised	—	(3,406)	$ 1.68-$5.13	2.17
Balances, December 31, 2006	**13,300**	**31,320**	**$1.68-$24.44**	**$5.79**
Restricted stock units granted	(4,130)	—	—	—
Options granted	(7,195)	7,195	$ 4.35-$6.05	4.99
Options cancelled/expired/forfeited	4,129	(4,129)	$1.68-$24.44	7.24
Options exercised	—	(3,604)	$ 1.68-$5.75	2.54
Balances, December 31, 2007	**6,104**	**30,782**	**$1.68-$24.44**	**$5.81**

Stock options exercised in the years ended December 31, 2007, 2006 and 2005 had an aggregate exercise price of $9,160, $7,386 and $3,510, respectively.

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
	(In thousands, except per share data)	
Restricted stock units	4,130	$5.29

Of the 4,130 restricted stock units issued during 2007, 312 units were vested during 2007. The 312 units vested had a weighted average fair value of $4.72 on the vesting dates. The Company has also committed to issue 2,403 of restricted stock units to certain employees in 2008 (see Note 10 for further discussion). As of December 31, 2007, total unearned stock-based compensation related to nonvested restricted stock units was approximately $31,035, excluding forfeitures, and is expected to be recognized over a weighted-average period of 4.0 years.

The number of options exercisable under Atmel's stock option plans at December 31, 2007, 2006 and 2005 were 15,568, 16,238 and 18,762, respectively. During the years ended December 31, 2007, 2006 and 2005, the number of stock options that were forfeited, but were not available for future stock option grants due to the expiration of these shares under the 1986 Stock Plan totaled 0, 65 and 1,114, respectively.

The following table summarizes the stock options outstanding at December 31, 2007:

	Options Outstanding				Options Exercisable			
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Term (years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Remaining Contractual Term (years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
	(In thousands, except for price and life data)							
1.68 – 2.11	3,246	4.23	$ 2.07	$ 7,304	3,109	4.13	$ 2.08	$6,965
2.13 – 3.67	3,349	6.55	3.11	4,052	1,772	5.96	3.11	2,144
3.68 – 4.70	879	7.45	4.23	27	366	6.03	4.16	28
4.74 – 4.74	3,354	9.59	4.74	—	247	9.62	4.74	—
4.77 – 4.92	3,406	9.12	4.90	—	610	8.64	4.89	—
4.95 – 5.73	4,372	8.63	5.47	—	1,061	7.83	5.41	—
5.75 – 6.05	3,153	5.75	5.81	—	2,180	5.74	5.79	—
6.12 – 6.27	112	6.69	6.22	—	90	6.14	6.25	—
6.28 – 6.28	3,498	8.90	6.28	—	757	8.96	6.28	—
6.47 – 24.44	5,413	3.25	11.20	—	5,376	3.26	11.22	—
	30,782	**6.85**	**$ 5.81**	**$11,383**	**15,568**	**7.38**	**$ 6.53**	**$9,137**

During the years ended December 31, 2007, 2006 and 2005, the number of stock options that were exercised were 3,604, 3,406 and 1,758, respectively, which had an intrinsic value of $10,488, $8,818 and $1,723, respectively.

Prior Period Pro Forma Presentation

The pro forma table below reflects net loss and basic and diluted net loss per share for the year ended December 31, 2005, if the Company had applied the fair value recognition provisions for its employee stock options and employee stock purchases under SFAS No. 123:

	Year Ended December 31, 2005
	(In thousands, except per share data)
Net loss — as reported	$(33,351)
Add: Employee stock-based compensation expense included in net loss as reported, net of tax	1,307
Deduct: Employee stock-based compensation expense based on fair value, net of tax	(16,614)
Net loss — pro forma	$(48,658)
Net loss per share — basic and diluted	
As reported	$ (0.07)
Pro forma	$ (0.10)
Weighted-average shares used in basic and diluted per share calculations	481,534

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
Risk-free interest rate	4.26%	4.70%	3.86%
Expected life (years)	5.68	5.57	5.16
Expected volatility	59%	68%	92%
Expected dividend yield	—	—	—

The Company's weighted average assumptions for the year ended December 31, 2005 were determined in accordance with SFAS No. 123. The Company's weighted average assumptions during the years ended December 31, 2007 and 2006 were determined in accordance with SFAS No. 123R and are further discussed below.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and was derived based on an evaluation of the Company's historical settlement trends, including an evaluation of historical exercise and expected post-vesting employment-termination behavior. The expected life of employee stock options impacts all underlying assumptions used in the Company's Black-Scholes option-pricing model, including the period applicable for risk-free interest and expected volatility.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the Company's employee stock options.

The Company calculates the historic volatility using a number of years equal to the expected life of the employee stock options and believes this to be representative of the Company's expectations about its future volatility over the expected life of the option.

The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

The weighted average estimated fair values of options granted in the years ended December 31, 2007, 2006 and 2005 were $2.86, $3.53 and $2.11, respectively.

Employee Stock Purchase Plan

Under the 1991 Employee Stock Purchase Plan ("ESPP"), qualified employees are entitled to purchase shares of Atmel's common stock at the lower of 85 percent of the fair market value of the common stock at the date of commencement of the six-month offering period or at the last day of the offering period. Purchases are limited to 10 percent of an employee's eligible compensation. There were no purchases under the ESPP in the year ended December 31, 2007. There were no ESPP offering periods that began in the year ended December 31, 2006. Purchases of common stock under the ESPP were 2,072 shares and 3,682 shares in 2006 and 2005, respectively, at an average price of $1.84 and $2.28, respectively. Of the 42,000 shares authorized for issuance under this plan, 9,320 shares were available for issuance at December 31, 2007.

The adoption of SFAS No. 123R did not impact the Company's methodology to estimate the fair value of share-based payment awards under the Company's ESPP. The fair value of each purchase under the ESPP is estimated on the date of the beginning of the offering period using the Black-Scholes option pricing model. There were no ESPP offering periods that began in the year ended December 31, 2006. The following assumptions were utilized to determine the fair value of the Company's ESPP shares:

	Years Ended	
	December 31, 2007	December 31, 2005
Risk-free interest rate	4.09%	3.54%
Expected life (years)	0.50	0.50
Expected volatility	34%	66%
Expected dividend yield	—	—

The weighted-average fair value of the rights to purchase shares under the ESPP for offering periods started in the years ended December 31, 2007 and 2005 was $0.95 and $0.88, respectively. Cash proceeds for the issuance of shares under ESPP were $0, $3,820, and $8,391 in the years ended December 31, 2007, 2006 and 2005, respectively.

The components of the Company's stock-based compensation expense, net of amounts capitalized in inventory, for the years ended December 31, 2007 and 2006 are summarized below:

	Years Ended	
	December 31, 2007	December 31, 2006
	(In thousands)	
Employee stock options	$12,844	$9,063
Employee stock purchase plan	613	302
Non-employee stock option modifications	—	120
Restricted stock units	3,331	—
Amounts capitalized in inventory	(136)	(367)
	$16,652	$9,118

SFAS No. 123R requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The future realizability of tax benefits related to stock compensation is dependent upon the timing of employee exercises and future taxable income, among other factors. The Company did not realize any tax benefit from the stock-based compensation expense incurred during the years ended December 31, 2007 and 2006 as the Company believes it is more likely than not that it will not realize the benefit from tax deductions related to equity compensation.

The following table summarizes the distribution of stock-based compensation expense related to employee stock options, restricted stock and employee stock purchases under SFAS No. 123R for the years ended December 31, 2007 and 2006 and under APB 25 for the year ended December 31, 2005, which was recorded as follows:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
		(In thousands)	
Cost of revenues	$ 1,966	$2,084	272
Research and development	4,601	2,102	373
Selling, general and administrative	10,085	4,932	1,205
Total stock-based compensation expense, before income taxes	16,652	9,118	1,850
Tax benefit	—	—	—
Total stock-based compensation expense, net of income taxes	$16,652	$9,118	1,850

Non-employee stock-based compensation expense (based on fair value) included in net income (loss) for the years ended December 31, 2007, 2006, and 2005 was $0, $120 and $543, respectively.

As of December 31, 2007, total unearned compensation expense related to nonvested stock options was approximately $41,208, excluding forfeitures, and is expected to be recognized over a weighted-average period of 1.8 years.

The impact of adopting SFAS No. 123R in the year ended December 31, 2006 was a reduction in net income of $8,195 and a reduction in basic and diluted net income per share of $0.02.

Effective January 1, 2006, the unamortized unearned stock-based compensation of $2,942 was eliminated against additional paid-in capital in connection with the adoption of SFAS No. 123R.

Tender Offer

In December 2007, the Company completed a tender offer to amend certain stock options that had original exercise prices per share that were less than the fair market value per share of the Company's common stock underlying the stock option on the stock option's grant date, as determined by the Company for financial accounting purposes. Pursuant to the terms of the tender offer, the Company has accepted for amendment stock options to purchase an aggregate of 942 shares of the Company's common stock, of which options to purchase 426 shares of the Company's common stock were amended by delaying the ability of the option holder to exercise the stock option, and stock options to purchase 516 shares of the Company's common stock were amended by increasing the exercise price per share to the fair market value of a share of the Company's common stock on the stock option's measurement date. The tender offer represents modifications to the affected stock options, as defined in SFAS No. 123R, but resulted in no incremental charges for the year ended December 31, 2007.

In addition, the Company entered into separate agreements with three executives in 2006 to amend their unexercised stock options covering 209 shares of the Company's common stock in order to cure the potential tax issue, under Internal Revenue Code 409A, associated with stock options.

Note 8 STOCKHOLDER RIGHTS PLAN

In September 1998, the Board of Directors approved a stockholder rights plan, and in October 1999, the Board of Directors approved an amended and restated rights plan, under which stockholders of record on September 16, 1998 received rights ("Rights") to purchase one-thousandth of a share of Atmel's Series A preferred stock for each

outstanding share of Atmel's common stock. The Rights are exercisable at an exercise price of $50, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and the Rights will become exercisable upon the earlier of: (1) fifteen (15) days (or such later date as may be determined by a majority of the Board of Directors) following a public announcement that a person or group of affiliated associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of Atmel's outstanding common stock, or (2) fifteen (15) business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock of Atmel. The Rights expire on the earlier of (1) October 15, 2009, (2) redemption or exchange of the Rights, or (3) consummation of a merger, consolidation or assets sale resulting in expiration of the Rights.

Note 9 ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income (loss) is defined as a change in equity of a company during a period, from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income (loss) and comprehensive income for Atmel arises from foreign currency translation adjustments, pension liability adjustments and unrealized gains (losses) on investments.

The components of accumulated other comprehensive income at December 31, 2007 and 2006, net of tax, are as follows:

	December 31, 2007	December 31, 2006
	(In thousands)	
Foreign currency translation adjustments	$149,127	$110,766
Actuarial gains (losses) related to defined benefit pension plans	1,175	(5,686)
Net unrealized gains on investments	2,838	2,157
Total accumulated other comprehensive income	$153,140	$107,237

Comprehensive income (loss) is shown in the consolidated statements of stockholders' equity and comprehensive income (loss).

Note 10 COMMITMENTS AND CONTINGENCIES

Commitments

Leases

The Company leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options. The Company also leases certain manufacturing equipment and software licenses under operating leases. Total rental expense, excluding amounts recorded in Discontinued Operations, for 2007, 2006 and 2005 was $28,966, $26,084 and $16,858, respectively. Rent expense included in Discontinued Operations for 2007, 2006 and 2005 was $0, $121 and $235, respectively.

The Company also enters into capital leases to finance machinery and equipment. The capital leases are collateralized by the financed assets. At December 31, 2007, no unutilized equipment lease lines were available to borrow under these arrangements.

Aggregate non-cancelable future minimum rental payments under operating and capital leases are as follows:

Years Ending December 31:	Operating Leases, Net	Capital Leases
	(In thousands)	
2008	$23,256	$ 14,909
2009	10,707	7,197
2010	9,142	6,001
2011	7,033	4,998
2012	5,662	1,191
Thereafter	1,805	—
	$57,605	34,296
Less: amount representing interest		(2;638)
Total capital lease and other long term obligations		31,658
Less: current portion		(13,722)
Capital lease and other long term obligations due after one year		$ 17,936

Employment Agreements

The Company entered into an employment agreement with an executive, effective August 7, 2006. The agreement provides for certain payments and benefits to be provided in the event that the executive is terminated without "cause" or that he resigns for "good reason," including a "change of control." The agreement initially called for the Company to issue restricted stock or restricted stock units to the executive on January 2, 2007. However, due to the Company's non-timely status regarding reporting obligations under the Securities Exchange Act of 1934 ("Exchange Act"), the Company was unable to issue these shares on January 2, 2007. On March 13, 2007, the executive's agreement was amended to provide for issuing these shares after the Company became current with its reporting obligations under the Exchange Act, or for an amount in cash if the executive's employment terminates prior to issuance, equal to the portion that would have vested had these shares been issued on January 2, 2007, as originally intended. On July 11, 2007, the Company granted 1,000 restricted stock units ("RSUs") to the executive pursuant to the employment agreement of August 7, 2006 mentioned above.

The Company has agreements with certain employees providing for both cash bonuses and issuance of restricted stock units. As of December 31, 2007, the Company has a commitment for future payments of $8,911 in bonus and related payroll taxes and to issue 2,403 RSUs under these agreements.

Indemnifications

As is customary in the Company's industry, as provided for in local law in the United States and other jurisdictions, the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company's products. From time to time, the Company will indemnify customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of the Company's products and services, usually up to a specified maximum amount. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws permit the indemnification of the Company's agents. In the Company's experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

Subject to certain limitations, the Company is obligated to indemnify its current and former directors, officers and employees in connection with the investigation of the Company's historical stock option practices and related

government inquiries and litigation. These obligations arise under the terms of the Company's certificate of incorporation, its bylaws, applicable contracts, and Delaware and California law. The obligation to indemnify generally means that the Company is required to pay or reimburse the individuals' reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters. The Company is currently paying or reimbursing legal expenses being incurred in connection with these matters by a number of its current and former directors, officers and employees.

Purchase Commitments

At December 31, 2007, the Company had certain commitments which were not included in the consolidated balance sheet at that date. These include outstanding capital purchase commitments of $3,868, total future operating lease commitments of $57,605, and a remaining supply agreement obligation with a subsidiary of XbyBus SAS, a French Corporation of $15,746 for wafer purchases through 2008. In addition, the Company has a long-term supply agreement for gases used in semiconductor manufacturing totaling $18,414 with future minimum payments as follows:

Years Ending December 31:	(In thousands)
2008	$ 1,752
2009	1,813
2010	1,882
2011	1,943
2012	2,003
Thereafter	9,021
	$18,414

The Company plans to terminate this arrangement in 2008 due to the announced sale of its North Tyneside facility. The estimated liability upon early termination of this arrangement is approximately $10,552.

Contingencies

Litigation

Atmel currently is party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and financial position of Atmel. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the legal proceedings described below could change in the future. The Company has accrued for all losses related to litigation that the Company considers probable and for which the loss can be reasonably estimated.

On August 7, 2006, George Perlegos, Atmel's former President and Chief Executive Officer, and Gust Perlegos, Atmel's former Executive Vice President, Office of the President, filed three actions in Delaware Chancery Court against Atmel and some of its officers and directors under Sections 211, 220 and 225 of the Delaware General Corporation Law. In the Section 211 action, plaintiffs alleged that on August 6, 2006, the Board of Directors wrongfully cancelled or rescinded a call for a special meeting of Atmel's stockholders, and sought an order requiring the holding of the special meeting of stockholders. In the Section 225 action, plaintiffs alleged that their termination was the product of an invalidly noticed board meeting and improperly constituted committees acting with gross negligence and in bad faith. They further alleged that there was no basis in law or fact to remove them from their positions for cause, and sought an order declaring that they continue in their positions as President and Chief Executive Officer, and Executive Vice President, Office of the President, respectively. The Section 225

action concluded with the court finding that the plaintiffs had not demonstrated any right to hold any office of Atmel. For both actions, plaintiffs sought costs, reasonable attorneys' fees and any other appropriate relief. The Section 220 action, which sought access to corporate records, was dismissed in 2006.

Regarding the Section 211 action, a trial was held in October 2006, the court held argument in December 2006, issued a Memorandum Opinion in February 2007, and granted a Final Order on March 15, 2007. The Court ruled in favor of the plaintiffs with regards to calling a Special Meeting of Stockholders. The Perlegoses subsequently made a motion in the Chancery Court for attorneys' fees and expenses, based on their having prevailed in the Section 211 action. On October 8, 2007, that motion was withdrawn, thus ending such proceedings, and a final order on the matter was entered in November 2007.

In January 2007, the Company received a subpoena from the Department of Justice ("DOJ") requesting information relating to its past stock option grants and related accounting matters. Also, in August 2006, the Company received a letter from the SEC making an informal inquiry and request for information on the same subject matters. In August 2006, the Company received Information Document Requests from the IRS regarding the Company's investigation into misuse of corporate travel funds and investigation into backdating of stock options. In December 2007, Atmel received notice from the SEC that its investigation had been terminated and no enforcement action was recommended to the Commission. The DOJ and IRS inquiries may require the Company to expend significant management time and incur significant legal and other expenses, which may adversely affect our results of operations and cash flows. The Company cannot predict how long it will take or how much more time and resources it will have to expend to resolve these government inquiries, nor can the Company predict the outcome of the remaining two inquiries.

From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Company stockholders and purporting to act on Atmel's behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants. The suits contain various causes of action relating to the timing of stock option grants awarded by Atmel. The federal cases were consolidated and an amended complaint was filed on November 3, 2006. Atmel and the individual defendants moved to dismiss the consolidated amended complaint on various grounds. On July 16, 2007, the Court issued an order dismissing the complaint but granting the plaintiffs leave to file an amended complaint. In August 2007, the plaintiffs filed an amended complaint. The state derivative cases have also been consolidated. In April 2007, a consolidated derivative complaint was filed in the state court action, and the Company moved to stay it. The court granted Atmel's motion to stay on June 14, 2007. Atmel believes that the filing of these derivative actions was unwarranted and intends to vigorously contest them.

In October 2006, an action was filed in First Instance labour court, Nantes, France on behalf of 46 former employees of Atmel's Nantes facility, claiming that the sale of the Nantes facility to MHS (XbyBus SAS) in December 2005 was not a valid sale, and that these employees should still be considered employees of Atmel, with the right to claim social benefits from Atmel. The action is for unspecified damages. A hearing took place in February 2008, which resulted in a decision to appoint a professional judge to decide the matter. Atmel believes that the filing of this action is without merit and intends to vigorously defend this action.

In January 2007, Quantum World Corporation filed a patent infringement suit in the United States District Court, Eastern District of Texas naming Atmel as a co-defendant, along with a number of other electronics manufacturing companies. The plaintiff claims that the asserted patents allegedly cover a true random number generator and that the patents are infringed by the manufacture, use importation and offer for sale of certain Atmel products. The suit seeks damages for infringement and recovery of attorneys' fees and costs incurred. In March 2007, Atmel filed a counterclaim for declaratory relief that the patents are neither infringed nor valid. Atmel believes that the filing of this action is without merit and intends to vigorously defend against this action.

In March 2006, Atmel filed suit against AuthenTec in the United States District Court, Northern District of California, San Jose Division, alleging infringement of U.S. Patent No. 6,289,114, and on November 1, 2006, Atmel

filed a First Amended Complaint adding claims for infringement of U.S. Patent No. 6,459,804 (the "'804 Patent"). In November 2006, AuthenTec answered denying liability and counterclaimed seeking a declaratory judgment of non-infringement and invalidity, its attorneys' fees and other relief. In April 2007, AuthenTec filed an action against Atmel for declaratory relief in the United States District Court for the Middle District of Florida that the patents asserted against it by Atmel in the action pending in the Northern District of California are neither infringed nor valid, and amended that complaint in May 2007 to add claims for declaratory relief that the '804 Patent is unenforceable, alleged interference with business relationships, and abuse of process. AuthenTec sought declaratory relief and unspecified damages. On June 25, 2007, the action pending in the Middle District of Florida was transferred to the Northern District of California, and has been related to the action Atmel filed. On July 3, 2007, Atmel filed an answer to the claims for declaratory relief that the patents were neither valid nor infringed, and also added counterclaims of infringement. Also on July 3, 2007, Atmel moved to dismiss the remaining claims for declaratory relief that the '804 Patent is unenforceable, alleged interference with business relationships, and alleged abuse of process. On August 2, 2007, the parties agreed to the dismissal with prejudice of AuthenTec's claims for alleged interference with business relationships and alleged abuse of process. The parties also agreed to grant AuthenTec leave to amend its counterclaim to add the claim for alleged unenforceability of the '804 Patent. Atmel believes that AuthenTec's claims are without merit and intends to vigorously pursue and defend these actions.

On September 28, 2007, Matheson Tri-Gas filed suit in Texas state court in Dallas County against the Company. Plaintiff alleges a claim for breach of contract for alleged failure to pay minimum payments under a purchase requirements contract. Matheson seeks unspecified damages, pre- and post-judgment interest, attorneys' fees and costs. In late November 2007, Atmel filed its answer denying liability. The Company believes that Matheson's claims are without merit and intends to vigorously defend this action.

From time to time, the Company may be notified of claims that it may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims.

Other Contingencies

For products and technology exported from the U.S. or otherwise subject to U.S. jurisdiction, the Company is subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and trade sanctions against embargoed countries and destinations administered by the Office of Foreign Assets Control ("OFAC"), U.S. Department of the Treasury. The Company has discovered shortcomings in its export compliance procedures. The Company is currently analyzing product shipments and technology transfers, working with U.S. government officials to ensure compliance with applicable U.S. export laws and regulations, and developing an enhanced export compliance system. A determination by the U.S. government that the Company has failed to comply with one or more of these export controls or trade sanctions could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenues from certain customers, and disqualification from participation in U.S. government contracts. Any one or more of these sanctions could have a material adverse effect on the Company's business, financial condition and results of operations.

Income Tax Contingencies

In 2005, the Internal Revenue Service ("IRS") completed its audit of the Company's U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carry back adjustments to 1996 and 1999. In January 2007, after subsequent discussions with the Company, the IRS revised its proposed adjustments for these years. The Company has protested these proposed adjustments and is currently working through the matter with the IRS Appeals Division.

In May 2007, the IRS completed its audit of the Company's U.S. income tax returns for the years 2002 and 2003 and has proposed various adjustments to these income tax returns. The Company has protested all of these proposed various adjustments and is currently working through the matters with the IRS Appeals Division.

The income tax returns for the Company's subsidiary in Rousset, France for the 2005, 2004 and 2003 tax years are currently under examination by the French tax authorities. The examination has resulted in an income tax assessment and the Company is currently pursuing administrative appeal of the assessment. While the Company believes the resolution of this matter will not have a material adverse impact on its results of operations, cash flows or financial position, the outcome is subject to uncertainty.

In addition, the Company has a tax audit in progress in a U.S. state and various foreign jurisdictions.

While the Company believes that the resolution of these matters will not have a material adverse impact on the Company's results of operations, cash flows or financial position, the outcome is subject to uncertainties. The Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations. Income taxes and related interest and penalties due for potential adjustments may result from the resolution of these examinations, and examinations of open U.S. federal, state and foreign tax years.

The Company's income tax calculations are based on application of the respective U.S. Federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense.

Product Warranties

The Company accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The majority of products are generally covered by a warranty typically ranging from 90 days to two years.

The following table summarizes the activity related to the product warranty liability during the years ended December 31, 2007, 2006 and 2005:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
		(In thousands)	
Balance at beginning of period	$ 4,773	$ 6,184	$ 7,514
Accrual for warranties during the period, net of change in estimates	8,919	4,223	4,007
Actual costs incurred	(6,903)	(5,634)	(5,337)
Balance at end of period	$ 6,789	$ 4,773	$ 6,184

Guarantees

During the ordinary course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either its subsidiaries or by the Company. As of December 31, 2007, the maximum potential amount of future payments that the Company could be required to make under these guarantee agreements is $12,962. The Company has not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, the Company believes it will not be required to make any payments under these guarantee arrangements.

Note 11 INCOME TAXES

The components of income (loss) from continuing operations before income taxes were as follows:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
		(In thousands)	
U.S.	$(149,491)	$(106,758)	$(138,183)
Foreign	205,200	33,056	75,493
Income (loss) from continuing operations before income taxes	$ 55,709	$ (73,702)	$ (62,690)

The provision for (benefit from) income taxes related to continuing operations consists of the following:

		Years Ended		
		December 31, 2007	December 31, 2006	December 31, 2005
			(In thousands)	
Federal	Current	$ 7,042	$ 5,871	$ 4,184
	Deferred	574	350	1,407
State	Current	29	28	—
	Deferred	—	—	—
Foreign	Current	(2,286)	12,929	(19,938)
	Deferred	2,465	5,771	1,284
Provision for (benefit from) income taxes		$ 7,824	$24,949	$(13,063)

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2007	December 31, 2006
	(In thousands)	
Deferred income tax assets:		
Fixed assets	$ 130,559	$ 178,731
Intangible assets	8,136	4,362
Unrealized foreign exchange translation losses	26,589	22,307
Deferred income on shipments to distributors	21,184	9,831
Stock-based compensation	11,257	13,210
Accrued liabilities	32,624	42,860
Net operating losses	234,284	299,028
Research and development and other tax credits	55,932	68,145
Other	780	—
Total deferred income tax assets	521,345	638,474
Deferred income tax liabilities:		
Other	—	(485)
Total deferred income tax liabilities	—	(485)
Less valuation allowance	(518,287)	(629,004)
Net deferred income tax assets	$ 3,058	$ 8,985

The Company records a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The net decrease in valuation allowance for the year ended December 31, 2007 resulted primarily from implementation of FIN 48, involving an analysis of reserves for fixed assets, net operating losses and research and development credits. The ultimate realization of the deferred tax assets depends upon future taxable income during periods in which the temporary differences become deductible. With the exception of the deferred tax assets of certain non-U.S. subsidiaries, based on historical losses and projections for making future taxable income over the periods that the deferred tax assets are deductible, the Company believes that it is more likely than not that it will not realize the benefit of the deferred tax assets, and accordingly, has provided a full valuation allowance. At December 31, 2007, the valuation allowance relates primarily to deferred tax assets in the United States, United Kingdom and France.

The Company's effective tax rate differs from the U.S. Federal statutory income tax rate as follows:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
U.S. Federal statutory income tax rate	35.00%	(35.00)%	(35.00)%
Difference between U.S. and foreign tax rates	(45.46)	(15.87)	3.14
Recognition of tax credits	(46.59)	(5.32)	(3.59)
Net operating loss and future deductions not currently benefited	40.95	79.57	46.44
Provision for tax settlements and withholding taxes	26.10	9.38	8.35
Release of income taxes previously accrued	—	—	(39.21)
Other	4.04	1.09	(0.97)
Effective tax provision (benefit) rate	14.04%	33.85%	(20.84)%

The income tax expense recorded for 2007 and 2006 resulted primarily from taxes incurred by the Company's profitable foreign subsidiaries and an increase in tax reserves related to certain U.S. Federal, state and foreign tax liabilities offset by the recognition of tax credits in foreign jurisdictions.

The significant components of the net income tax benefit recorded for 2005 are attributed to the release of $24,581 in tax reserves resulting from the conclusion of an audit in Germany for the tax years 1999 through 2002 and from the expiration of a statute of limitations offset by income tax provisions recorded in the Company's profitable foreign subsidiaries.

At December 31, 2007, there was no provision for U.S. income tax for undistributed earnings of approximately $509,085 as it is currently the Company's intention to reinvest these earnings indefinitely in operations outside the U.S. If repatriated, these earnings could result in a tax expense of approximately $82,102 at the current U.S. Federal statutory tax rate of 35%, subject to available net operating losses and other factors. Subject to limitation, tax on undistributed earnings may also be reduced by foreign tax credits that may be generated in connection with the repatriation of earnings.

At December 31, 2007, the Company had net operating loss carry forwards in non-U.S. jurisdictions of approximately $318,190. These loss carry forwards expire in different periods starting in 2008. The Company also had U.S. Federal and state net operating loss carry forwards of approximately $514,262 and $600,903, respectively, at December 31, 2007. These loss carry forwards expire in different periods from 2008 through 2028. The Company also has U.S. Federal and state tax credits of approximately $47,869 at December 31, 2007 that will expire beginning in 2008.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Under FIN 48, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Upon review of the Company's reserves, there were no changes to its reserves for uncertain tax positions upon adoption. At the adoption date of January 1, 2007 and at December 31, 2007, the Company had $176,309 and $166,180 respectively of unrecognized tax benefits, all of which would affect its income tax expense if recognized. The following is a roll-forward of the

Company's gross unrecognized tax benefits associated with the Company's uncertain tax positions for the period January 1, 2007 to December 31, 2007:

	Totals (In thousands)
Balance at January 1, 2007	$176,309
Tax Positions Related to Current Year:	
Additions	13,141
Tax Positions Related to Prior Year:	
Reductions	(21,017)
Settlements	(2,253)
Balance at December 31, 2007	$166,180

Management does not believe that it is reasonably possible that any issues will occur in the next 12 months to cause a material change in unrecognized tax benefits. The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Management regularly assesses the Company's tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company does business.

The Company files U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2000 through 2007 tax years generally remain subject to examination by federal and most state tax authorities. For insignificant foreign jurisdictions, the 2003 through 2007 tax years generally remain subject to examination by their respective tax authorities.

In 2005, the Internal Revenue Service ("IRS") completed its audit of the Company's U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carry back adjustments to 1996 and 1999. In January 2007, after subsequent discussions with the Company, the IRS revised their proposed adjustments for these years. In May 2007, the IRS completed its audit of the Company's U.S. income tax returns for the years 2002 and 2003 and has proposed various adjustments to these income tax returns. The Company has protested all of these proposed adjustments and is currently working through the matters with the IRS Appeals Division.

The income tax returns for the Company's subsidiary in Rousset, France for the 2005, 2004 and 2003 tax years are currently under examination by the French tax authorities. The examination has resulted in an income tax assessment and the Company is currently pursuing administrative appeal of the assessment.

In addition the Company has a tax audit in progress in a U.S. state and various other foreign jurisdictions

While the Company believes the resolution of these matters will not have a material adverse impact on its results of operations, cash flows or financial position, the outcome is subject to uncertainty. The Company recognizes tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations. Income taxes and related interest and penalties due for potential adjustments may result from the resolution of these examinations, and examinations of open U.S. federal, state and foreign tax years.

The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of January 1, 2007, the Company had approximately $30,866 of accrued interest and/or penalties related to uncertain tax positions, which increased by $6,948 during 2007 resulting in an ending balance of $37,814 for the year ended December 31, 2007.

Note 12 PENSION PLANS

The Company sponsors defined benefit pension plans that cover substantially all French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are unfunded. Pension liabilities and charges to expense are based upon various assumptions, updated quarterly, including discount rates, future salary increases, employee turnover, and mortality rates.

Retirement Plans consist of two types of plans. The first plan type provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. This structure covers the Company's French employees. The second plan type provides for defined benefit payouts for the remaining employee's post-retirement life, and covers the Company's German employees.

Effective December 31, 2006, the Company adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which requires that the funded status of defined-benefit postretirement plans be recognized on the Company's consolidated balance sheets, and changes in the funded status to be reflected in accumulated other comprehensive income of unrecognized actuarial gains or losses, prior service costs or credits and transition assets or obligations that had previously been deferred under the reporting requirements of SFAS No. 87, SFAS No. 106 and SFAS No. 132(R). Companies with publicly traded equity securities are required to disclose the information required by SFAS No. 158 for fiscal years ending after December 15, 2006. The following table reflects the effects of the adoption of SFAS No. 158 on the consolidated balance sheet on December 31, 2006:

	Pre SFAS No. 158 Adoption	Adjustments	Post SFAS No. 158 Adoption
Deferred tax assets, long-term	$ 7,716	$ 249	$ 7,965
Total assets	$1,818,290	$ 249	$1,818,539
Accrued pension liabilities, current	$ 477	$ 653	$ 1,130
Accrued pension liabilities, long-term	$ 48,843	$ 3,127	$ 51,970
Deferred tax liability, long-term	$ 416	$ 69	$ 485
Accumulated other comprehensive income	$ 110,837	$(3,600)	$ 107,237
Total liabilities and stockholders' equity	$1,818,290	$ 249	$1,818,539

The aggregate net pension expense relating to the two plan types are as follows:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
		(In thousands)	
Service costs-benefits earned during the period	$2,622	$3,013	$2,380
Interest cost on projected benefit obligation	2,530	2,318	2,096
Amortization of actuarial loss	123	589	115
Net pension cost	$5,275	$5,920	$4,591
Distribution of pension costs:			
Continuing operations	$5,275	$5,597	$4,088
Discontinued operations	—	323	503
Net pension cost	$5,275	$5,920	$4,591

The change in projected benefit obligation during the years ended December 31, 2007 and 2006 and the accumulated benefit obligation at December 31, 2007 and 2006, were as follows:

	December 31, 2007	December 31, 2006
	(In thousands)	
Projected benefit of obligation at beginning of the year	$ 52,945	$52,993
Service cost	2,622	2,831
Interest cost	2,530	2,189
Actuarial gains	(10,223)	(5,923)
Benefits paid	(716)	(564)
Foreign currency exchange rate changes	5,421	1,419
Projected benefit obligation at end of the year	$ 52,579	$52,945
Accumulated benefit obligation at end of the year	$ 44,884	$47,808

As the defined benefit plans are unfunded, the liability recognized on the consolidated balance sheets as of December 31, 2007 was $52,579, of which $1,664 is included in accrued and other liabilities and $50,915 is included in other long-term liabilities. The liability recognized on the consolidated balance sheets as of December 31, 2006 was $52,945, of which $975 is included in accrued and other liabilities and $51,970 is included in other long-term liabilities.

Actuarial assumptions used to determine benefit obligations for the plans were as follows:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
Assumed discount rate	5.5-5.7%	4.6%	4.0-4.3%
Assumed compensation rate of increase	2.0-4.0%	2.0-4.0%	2.0-4.0%

The discount rate is based on the quarterly average yield for euro treasuries with a duration of 30 years, plus a supplement for corporate bonds (euro, AA rating). The discount rate utilized by the Company for 2007 increased to between 5.5% to 5.7% from 4.6% in 2006.

Future estimated expected benefit payments over the next ten years are as follows:

Years Ending December 31:	(In thousands)
2008	$ 1,664
2009	1,481
2010	1,462
2011	1,879
2012	1,707
2013 through 2017	12,950
	$21,143

The Company's pension liability represents the present value of estimated future benefits to be paid. With respect to the Company's unfunded plans in Europe, during 2007, changes in the discount rate and an increase in inflation rate assumptions and an adjustment for retirement age used to calculate the present value of the pension liability resulted in a decrease in pension liability of $10,223 for the year ended December 31, 2007, compared to a decrease in the pension liability of $5,923 in the year ended December 31, 2006. This resulted in a benefit, net of tax,

of $6,861 and $561, which was credited to accumulated other comprehensive income in stockholders' equity in the years ended December 31, 2007 and 2006, respectively, in accordance with SFAS No. 158.

The net pension cost for 2008 is expected to be approximately $5,271. Cash funding for benefits paid was $716 in the year ended December 31, 2007. Cash funding for benefits to be paid for 2008 is expected to be approximately $1,664. The long-term portion of the accumulated benefit obligation liability is included in other long-term liabilities, while the current portion is included in accrued and other liabilities.

Amounts recognized in accumulated other comprehensive income consist of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Net actuarial loss (gain)	$(1,180)	$5,680
Prior service cost	5	6
	$(1,175)	$5,686

Net actuarial losses of $54 are expected to be recognized as a component of net periodic pension benefit cost during 2008 and are included in accumulated other comprehensive income in the consolidated statement of shareholders' equity and comprehensive income (loss) as of December 31, 2007.

Executive Deferred Compensation Plan

The Atmel Executive Deferred Compensation Plan is a non-qualified deferred compensation plan allowing certain executives to defer a portion of their salary and bonus. Participants are credited with returns based on the allocation of their account balances among mutual funds. The Company utilizes an investment advisor to control the investment of these funds and the participants remain general creditors of the Company. Distributions from the plan commence in the quarter following a participant's retirement or termination of employment. The Company accounts for the Executive Deferred Compensation Plan in accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested" ("EITF No. 97-14"). In accordance with EITF No. 97-14, the liability associated with the other diversified assets is being marked to market with the offset being recorded as compensation expense, primarily selling, general and administrative expense, to the extent there is an increase in the value, or a reduction of operating expense, primarily selling, general and administrative expense, to the extent there is a decrease in value. The other diversified assets are marked to market with the offset being recorded as other income (expense), net.

At December 31, 2007 and 2006, the Company's deferred compensation plan assets totaled $3,828 and $3,715, respectively, and are included in other current assets on the consolidated balance sheets and the corresponding deferred compensation plan liability at December 31, 2007 and 2006, totaled $3,911 and $3,771, respectively, and are included in other current liabilities on the consolidated balance sheets.

401(k) Tax Deferred Savings Plan

The Company maintains a 401(k) Tax Deferred Savings Plan for the benefit of qualified employees who are primarily U.S. based, and matches each eligible employee's contribution up to a maximum of five hundred dollars. The Company's matching contribution was $668, $656 and $688 for 2007, 2006 and 2005, respectively.

Note 13 OPERATING AND GEOGRAPHICAL SEGMENTS

The Company designs, develops, manufactures and sells a wide range of semiconductor integrated circuit products. The segments represent management's view of the Company's businesses and how it allocates Company resources and measures performance of its major components. In addition, each segment comprises product families with similar requirements for design, development and marketing. Each segment requires different design,

development and marketing resources to produce and sell semiconductor integrated circuits. Atmel's four reportable segments are as follows:

- **Application specific integrated circuit ("ASIC")** segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of applications. This segment also encompasses a range of products which provide security for digital data, including smart cards for mobile phones, set top boxes, banking and national identity cards. The Company also develops customer specific ASICs, some of which have military applications. This segment also includes products with military and aerospace applications.
- **Microcontrollers** segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory and integrated analog peripherals. This segment also includes products with military and aerospace applications.
- **Nonvolatile Memories** segment consists predominantly of serial interface electrically erasable programmable read-only memory ("SEEPROM") and serial interface Flash memory products. This segment also includes parallel interface Flash memories as well as mature parallel interface EEPROM and EPROM devices. This segment also includes products with military and aerospace applications.
- **Radio Frequency ("RF") and Automotive** segment includes products designed for the automotive industry. This segment produces and sells wireless and wired devices for industrial, consumer and automotive applications and it also provides foundry services which produce radio frequency products for the mobile telecommunications market.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on revenues and income or loss from operations excluding charges for grant repayments, asset impairment charges (recovery), restructuring charges and loss on sale and other charges. Interest and other income (expenses), net, nonrecurring gains and losses, foreign exchange gains and losses and income taxes are not measured by operating segment.

The Company's wafer manufacturing facilities fabricate integrated circuits for segments as necessary and their operating costs are reflected in the segments' cost of revenues on the basis of product costs. Because segments are defined by the products they design and sell, they do not make sales to each other. The Company does not allocate assets by segment, as management does not use asset information to measure or evaluate a segment's performance. Certain product families have been reassigned between the ASIC and Microcontroller segments to improve organizational efficiency and reflect the way management evaluates segment performance. As a result, prior period net revenues and income from operating segments have been reclassified to conform to the current year presentation of operating segment information.

Information about Reportable Segments

	ASIC	Micro-Controllers	Nonvolatile Memories	RF and Automotive	Total
			(In thousands)		
Year ended December 31, 2007					
Net revenues from external customers	$495,815	$458,228	$376,675	$308,519	$1,639,237
Segment income (loss) from operations	(21,132)	27,718	40,015	18,778	65,379
Year ended December 31, 2006					
Net revenues from external customers	$501,698	$408,394	$375,319	$385,476	$1,670,887
Segment income (loss) from operations	(51,476)	59,008	32,062	19,775	59,369
Year ended December 31, 2005					
Net revenues from external customers	$534,223	$276,771	$393,055	$357,058	$1,561,107
Segment income (loss) from operations	(90,638)	40,210	(10,896)	4,053	(57,271)

Amounts for the years ended December 31, 2006 and 2005 have been adjusted to reflect the divestiture of the Company's Grenoble, France, subsidiary in July 2006. In 2006 and 2005, net revenues related to this subsidiary and included in Discontinued Operations totaled $79,871 and $114,608, respectively. These amounts were previously reported in the Company's ASIC operating segment. See Note 18 for further discussion.

Reconciliation of Segment Information to Consolidated Statements of Operations

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
		(In thousands)	
Total segment income (loss) from operations	$ 65,379	$ 59,369	$(57,271)
Unallocated amounts:			
Charges for grant repayments	(1,464)	(30,034)	—
Asset impairment recovery (charges)	1,057	(82,582)	(12,757)
Restructuring charges	(13,239)	(8,729)	(4,483)
Loss on sale and other charges	—	—	(13,199)
Consolidated income (loss) from operations	$ 51,733	$(61,976)	$(87,710)

See Notes 14, 15, 16 and 17 for further discussion of charges for grant repayments, asset impairment charges (recovery), restructuring charges and loss on sale and other charges, respectively. Geographic sources of net revenues for each of the years ended December 31, 2007, 2006 and 2005 were as follows:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
	(In thousands)		
United States	$ 219,541	$ 241,379	$ 210,399
Germany	227,311	192,278	144,893
France	154,866	168,047	138,960
United Kingdom	33,844	29,042	24,594
Japan	90,767	57,576	49,671
China, including Hong Kong	375,544	352,437	356,868
Singapore	153,102	257,312	271,616
Rest of Asia-Pacific	208,005	206,901	198,709
Rest of Europe	155,455	151,887	147,103
Rest of the World	20,802	14,028	18,294
Total net revenues	$1,639,237	$1,670,887	$1,561,107

Locations of long-lived assets as of December 31, 2007 and 2006 were as follows:

	December 31, 2007	December 31, 2006
	(In thousands)	
United States	$137,334	$159,998
Germany	34,337	30,733
France	268,358	285,469
United Kingdom	106,651	108,510
Asia-Pacific	28,541	19,915
Rest of Europe	17,756	12,095
Total	$592,977	$616,720

No single customer accounted for more than 10% of net revenues in the years ended December 31, 2007, 2006 and 2005, respectively.

At December 31, 2006, long-lived assets totaling $35,040, which were classified as held for sale, and excluded from the table above, were located in the United States.

Net revenues are attributed to countries based on delivery locations.

Note 14 CHARGES FOR GRANT REPAYMENTS

In the fourth quarter of 2006, the Company announced its intention to close its design facility in Greece and sell its manufacturing facility in North Tyneside, United Kingdom. The Company recorded a charge of $30,034 in the fourth quarter of 2006 associated with the expected repayment of subsidy grants previously received and recognized related to grant agreements with government agencies at these locations. The proceeds of the subsidy grants were originally recorded as either a reduction of cost of revenues or research and development expense when they were recognized during the period from 2001 to 2006. In 2007, the Company recorded additional accrued interest of $1,464 related to the expected grant repayments. All of these charges have been included in "Charges for Grant

Repayments" in the consolidated statements of operations. The Company previously recognized the subsidy grant benefits, which are subject to repayment, by year as follows:

Years Ended December 31,	Cost of Revenues	Research and Development Expenses	Total
	(In thousands)		
2006	$ 6,607	$ 302	$ 6,909
2005	6,483	940	7,423
2004	4,181	409	4,590
2003	—	2,143	2,143
2002	—	2,086	2,086
2001	—	543	543
	$17,271	$6,423	$23,694

Charges for grant repayments for the years ended December 31, 2007 and 2006 are as follows:

	Years Ended	
	December 31, 2007	December 31, 2006
	(In thousands)	
Grant benefits previously recognized	$ —	$23,694
Accrued interest	1,464	1,908
Impact of foreign exchange	—	4,432
Total charges for grant repayments	$1,464	$30,034

As of December 31, 2007 and 2006, the Company also had $18,814 and $17,613, respectively, of unrecognized grant benefits that are subject to repayment. As a result, at December 31, 2007, the total liability for grant benefits, which are subject to repayment was $50,312, of which $39,519 was recorded in accounts payable, and $10,793 in accrued and other liabilities. The Company repaid $39,519 in February 2008.

Note 15 ASSET IMPAIRMENT CHARGES (RECOVERY)

Under Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144") the Company assesses the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. The Company classifies long-lived assets to be disposed of other than by sale as held and used until they are disposed, including assets not available for immediate sale in their present condition. The Company reports assets and liabilities to be disposed of by sale under the caption of "held for sale" and recognizes those assets and liabilities on the condensed consolidated balance sheet at the lower of carrying amount or fair value, less cost to sell. Assets classified as held for sale are not depreciated.

North Tyneside, United Kingdom, and Heilbronn, Germany, Facilities

The Company acquired the North Tyneside, United Kingdom, facility in September 2000, including an interest in 100 acres of land and the fabrication facility of approximately 750,000 square feet, for $100,000. The Company has the right to acquire title to the land in 2016 for a nominal amount. The Company sold 40 acres in 2002 for $13,900. The Company recorded an asset impairment charge of $317,927 in the second quarter of 2002 to write-down the carrying value of equipment in the fabrication facilities in North Tyneside, United Kingdom, to its estimated fair value, based on management's best estimates considering a number of factors.

In December 2006, the Company announced its decision to sell its wafer fabrication facilities in North Tyneside, United Kingdom, and Heilbronn, Germany, in an effort to increase manufacturing efficiencies by better utilizing remaining wafer fabrication facilities, while reducing future capital expenditure requirements. Following the announcement of its intention to sell the North Tyneside facility in the fourth quarter of 2006, the Company assessed the fair market value of the facility compared to the carrying value recorded. The fair value of North Tyneside was determined using a market-based valuation technique and estimated future cash flows. The Company recorded a net impairment charge of $72,277 in the quarter ended December 31, 2006 related to the write-down of long lived assets to their estimated fair values, less costs to dispose of the assets. The Company classified assets of the North Tyneside facility with a net book value of $88,757 (excluding cash and inventory, which would not be included in any sale of the facility) as assets held-for-sale on the consolidated balance sheet as of December 31, 2006.

On October 8, 2007, the Company entered into definitive agreements to sell certain wafer fabrication equipment and land and buildings at North Tyneside to TSMC and Highbridge for a total of approximately $124,000. The disposal group previously classified as held for sale included all assets (excluding cash and inventory) and liabilities of the North Tyneside legal entity. Upon entering into the agreements noted above, we determined that certain equipment and all of the related liabilities were no longer included in the disposal group as they were not being acquired or assumed by the buyer. As a result, the Company reassessed whether the assets to be sold in this transaction continued to meet the criteria for classification as held for sale as of September 30, 2007. The Company concluded that the assets to be sold under the above agreements were no longer available for immediate sale in their present condition as the terms of the these agreements require us to perform significant additional steps, including the dismantling, decommissioning and testing of the wafer fabrication equipment before TSMC will accept transfer of title of the purchased equipment, as well as the delivery of a vacated building to Highbridge. The Company had previously expected to sell the assets in the form of the transfer of the legal entity and then enter into a further supply agreement for product wafers with the buyer. However, the agreements noted above require termination of production efforts in order to deliver assets in the condition specified by the buyers. The Company has determined that it needs to continue to operate the facility in order to build sufficient inventory as a result of the closure of the North Tyneside facility, and therefore cannot deliver the assets to be sold in the conditions specified in the sales agreements until production activity is concluded, which occurred in February 2008. In accordance with SFAS No. 144, the Company determined in the third quarter of 2007 that the assets to be sold to TSMC and Highbridge did not meet the criteria for assets held for sale and were reclassified as held and used, and measured at the lower of their adjusted carrying amounts or fair values less cost to sell as of December 31, 2007. The Company received proceeds of $42,951 from Highbridge for the closing of the real property portion of the transaction in November 2007 and a gain on the sale of the real property will be recognized upon us vacating the facility. The gain on the sale of fabrication equipment will be recognized when such equipment is transferred to and accepted by TSMC in the first two quarters of 2008.

In accordance with SFAS No. 144, these assets are reported individually at the lower of their respective carrying amount before they were initially classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had these assets been continuously classified as held and used or the fair value at the date of the subsequent decision not to sell. As a result of this reclassification, the Company recorded a credit of $1,057 related to the recovery of previous impairment charges recorded for these assets in 2006. This credit is included within Asset Impairment Recovery on the consolidated statements of operations.

The Heilbronn, Germany, facility did not meet the criteria for classification as held for sale as of December 31, 2007 and 2006, due to uncertainties relating to the likelihood of completing the sale within the next twelve months. Long-lived assets of this facility at December 31, 2007 and 2006 were classified as held and used. After an assessment of expected future cash flows generated by the Heilbronn, Germany facility, the Company concluded that no impairment existed in the years ended December 31, 2007 and 2006.

Irving, Texas, Facility

The Company acquired its Irving, Texas, wafer fabrication facility in January 2000 for $60,000 plus $25,000 in additional costs to retrofit the facility after the purchase. Following significant investment and effort to reach commercial production levels, the Company decided to close the facility in 2002 and it has been idle since then. Since 2002, the Company recorded various impairment charges, including $3,980 during the quarter ended December 31, 2005. In the quarter ended December 31, 2006, the Company performed an assessment of the market value for this facility based on management's estimate, which considered a current offer from a willing third party to purchase the facility, among other factors, in determining fair market value. Based on this assessment, an additional impairment charge of $10,305 was recorded.

The Company classified the assets of Irving, Texas, facility of $35,040 as held for sale during the quarter ended December 31, 2006. The Irving facility did not qualify as discontinued operations as it is an idle facility and does not constitute a component of an entity in accordance with SFAS No. 144.

On May 1, 2007, the Company sold its Irving, Texas, wafer fabrication facility for $36,500 in cash ($34,714, net of selling costs). The sale of the facility included 39 acres of land, the fabrication facility building and related offices, and remaining equipment. An additional 17 acres of undeveloped land was retained by the Company and is currently offered for sale. No significant gain or loss was recorded upon the sale of the facility.

The following table summarizes the asset impairment charges (recovery) included in the consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
	(In thousands)		
North Tyneside, United Kingdom	$(1,057)	$72,277	$ —
Irving, Texas	—	10,305	3,980
Colorado Springs, Colorado	—	—	8,777
Total asset impairment charges (recovery)	$(1,057)	$82,582	$12,757

Note 16 RESTRUCTURING CHARGES

The following table summarizes the activity related to the accrual for restructuring charges detailed by event for the years ended December 31, 2007, 2006 and 2005.

	January 1, 2007 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2007 Accrual
	(In thousands)				
Third quarter of 2002					
Termination of contract with supplier	$ 8,896	$ (3,071)	$ (4,233)	$ —	$ 1,592
Fourth quarter of 2006					
Employee termination costs	7,490	3,305	(9,959)	488	1,324
Fourth quarter of 2007					
Employee termination costs	—	12,441	—	318	12,759
Other exit related costs	—	564	(564)	—	—
Total 2007 activity	$16,386	$13,239	$(14,756)	$806	$15,675(1)

(1) $15,675 is recorded in accrued and other liabilities, which is expected to be paid prior to December 31, 2008.

	January 1, 2006 Accrual	Charges	Payments	December 31, 2006 Accrual
		(In thousands)		
Third quarter of 2002				
Termination of contract with supplier	$ 9,833	$ —	$ (937)	$ 8,896
Third quarter of 2005				
Employee termination costs	1,246	—	(1,246)	—
Fourth quarter of 2005				
Employee termination costs	1,223	—	(1,223)	—
First quarter of 2006				
Employee termination costs	—	151	(151)	—
Fourth quarter of 2006				
Employee termination costs	—	8,578	(1,088)	7,490
Total 2006 activity	$12,302	$8,729	$(4,645)	$16,386(2)

(2) $8,511 is recorded in accrued and other liabilities and $7,875 is recorded in other long-term liabilities.

	January 1, 2005 Accrual	Charges	Payments	December 31, 2005 Accrual
		(In thousands)		
Third quarter of 2002				
Termination of contract with supplier	$10,919	$ —	$(1,086)	$ 9,833
Third quarter of 2005				
Employee termination costs	—	2,452	(1,206)	1,246
Fourth quarter of 2005				
Employee termination costs	—	2,031	(808)	1,223
Total 2005 activity	$10,919	$4,483	$(3,100)	$12,302

2007 Restructuring Activities

During 2007, the Company continued to implement the restructuring initiatives announced from 2002 to 2006 and in 2007, and recorded a net restructuring charge of $13,239, which consisted of the following:

The Company incurred restructuring charges related to the signing of definitive agreements in October 2007 to sell certain wafer fabrication equipment and real property at North Tyneside to Taiwan Semiconductor Manufacturing Company Limited ("TSMC") and Highbridge Business Park Limited ("Highbridge"). As a result of this action, this facility will be closed and all of the employees of the facility will be terminated. During the fourth quarter of 2007, the Company recorded the following additional restructuring charges:

- Charges of $11,084 related to one-time severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146").
- Charges of $1,357 related to on-going severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 112, "Employer's Accounting for Post Employment Benefits — an amendment of FASB Statements No. 5 and 43" ("SFAS No. 112").
- Charges of $564 related to other exit related costs, which were recorded in accordance with SFAS No. 146.

In addition, the Company incurred the following in 2007:

- Charges of $2,050 related to severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 146.
- Charges of $1,255 related to one-time minimum statutory termination benefits, including changes in estimates, recorded in accordance with SFAS No. 112.
- A credit of $3,071 related to the settlement of a long-term gas supply contract for which the accrual was $12,437, originally recorded in the third quarter of 2002. On May 1, 2007, in connection with the sale of the Irving, Texas facility, the Company paid $5,600 to terminate this contract, of which $1,700 was reimbursed by the buyer of the facility. The remaining balance of $1,592 is expected to be paid upon the commencement of volume manufacturing activity by the buyer in 2008.

Further, in 2007, the Company paid $9,959 related to employee termination costs recorded in 2007 and 2006.

2006 Restructuring Activities

In the first quarter of 2006, the Company incurred $151 in restructuring charges primarily comprised of severance and one-time termination benefits.

In the fourth quarter of 2006, the Company announced a restructuring initiative to focus on high growth, high margin proprietary product lines and optimize manufacturing operations. This restructuring plan will impact approximately 300 employees across multiple business functions. The charges directly relating to this initiative consist of the following:

- $6,897 in one-time minimum statutory termination benefits recorded in accordance with SFAS No. 112. These costs related to the termination of employees in Europe.
- $1,681 in one-time severance costs related to the involuntary termination of employees, primarily in manufacturing, research and development and administration. These benefits costs were recorded in accordance with SFAS No. 146.

In 2006, the Company paid $1,239 related to employee termination costs recorded in 2006.

2005 Restructuring Activities

Beginning in the third quarter of 2005, the Company began to implement cost reduction initiatives to further align its cost structure to industry conditions, targeting high labor costs and excess capacity. Pursuant to this, during 2005, the Company recorded a restructuring $4,483 of one-time involuntary termination severance benefits costs related to the termination of 193 employees primarily in manufacturing, research and development and administration.

In 2005, the Company paid $2,014 related to employee termination costs. In 2006, the Company paid the remaining $2,469 of the employee termination costs.

In 2006 and 2005, restructuring charges related to the Company's Grenoble, France, subsidiary included in Results from Discontinued Operations totaled $193 and $338, respectively. See Note 18 for further discussion.

Note 17 LOSS ON SALE AND OTHER CHARGES

Nantes Fabrication Facility Sale

On December 6, 2005, the Company sold its Nantes, France fabrication facility, and the related foundry activities, to XbyBus SAS. The facility, which the Company had owned since 1998, comprised of five buildings totaling 131,000 square feet, capable of manufacturing BiCMOS, CMOS and non-volatile memory semiconductor

wafer technologies. The facility employed a total of 603 persons, of which 284 employees were retained by the Company and the remaining 319 manufacturing employees were transferred to XbyBus SAS upon completion of the sale.

The Company recorded $13,199 for loss on sale of assets and other charges in the year ended December 31, 2005 related to the sale of its Nantes fabrication facility. These charges consisted of the following:

- $10,585 associated with the loss on the sale of the Company's Nantes fabrication facility, including the cost of transferring 319 employees to the buyer.
- $2,614 of building and improvements were removed from operations and written down to zero following relocation of certain manufacturing activities to Asia.

The Nantes facility was sold for an amount which approximated the net book value of assets sold less liabilities assumed plus an additional capital contribution made to XbyBus SAS. The liabilities assumed by XbyBus SAS totaled approximately 4,739 euros ($5,587), while the assets transferred totaled approximately 4,106 euros ($4,841), comprised of fixed assets with a net book value of 2,838 euros ($3,346) and inventory valued at 1,268 euros ($1,495); Atmel further agreed to make an additional cash contribution of 6,496 euros ($7,659) and incur additional closing costs of 3,115 euros ($3,673) primarily relating to the transfer of additional assets along with maintenance and clean-up costs to transfer the fabrication facility buildings. In total, the Company incurred a loss of 8,978 euros ($10,585) on the sale of the Nantes fabrication facility. Concurrent with the sale, the Company entered into a three-year supply agreement with a subsidiary of XbyBus SAS calling for the Company to purchase a minimum volume of wafers through fiscal year 2008. The supply agreement requires a minimum purchase of $58,777, of which $15,746 is still required over the remaining term of the agreement as of December 31, 2007. As a result of the significant continuing cash flows relating to this supply agreement, the Company did not meet the criteria to classify the results of operations of Nantes as discontinued operations.

The Nantes facility sale occurred in connection with the Company's continuing efforts to consolidate its manufacturing operations, improve gross margins, and reduce operating costs.

Note 18 DISCONTINUED OPERATIONS

Grenoble, France, Subsidiary Sale

The Company's consolidated financial statements and related footnote disclosures reflect the results of the Company's Grenoble, France, subsidiary as Discontinued Operations, net of applicable income taxes, for all reporting periods presented.

In July 2006, Atmel completed the sale of its Grenoble, France, subsidiary to e2v technologies plc, a British corporation ("e2v"). On August 1, 2006, the Company received $140,000 in cash upon closing ($120,073, net of working capital adjustments and costs of disposition).

The Grenoble facility was originally acquired in May 2000 from Thomson-CSF, and performed the manufacturing of image sensors, as well as analog, digital and radio frequency ASICs.

Technology rights and certain assets related to biometry or "Finger Chip" technology were excluded from the sale. As of July 31, 2006, the facility employed a total of 519 employees, of which 14 employees primarily involved with the Finger Chip technology were retained, and the remaining 505 employees were transferred to e2v.

In connection with the sale, Atmel agreed to provide certain technical support, foundry, distribution and other services extending up to four years following the completion of the sale, and in turn e2v has agreed to provide certain design and other services to Atmel extending up to 5 years following the completion of the sale. The financial statement impact of these agreements is not expected to be material to the Company. The ongoing cash flows between Atmel and e2v are not significant and as a result, the Company has no significant continuing

involvement in the operations of the subsidiary. Therefore, the Company has met the criteria in SFAS No. 144, which were necessary to classify the Grenoble, France, subsidiary as discontinued operations.

Included in other currents assets on the consolidated balance sheets is an outstanding receivable balance due from e2v of $989 and $24,843 as of December 31, 2007 and 2006, respectively, related to payments advanced to e2v to be collected from customers of e2v by Atmel. The transitioning of the collection of trade and other receivables on behalf of e2v is expected to be completed in 2008.

The following table shows the components of the gain from the sale of Discontinued Operations, net of taxes, recognized upon the sale:

	(In thousands)
Proceeds, net of working capital adjustments	$122,610
Costs of disposition	(2,537)
Net proceeds from the sale	120,073
Less:	
Book value of net assets disposed of	(14,866)
Cumulative translation adjustment effect	4,631
Gain on sale of discontinued operations, before income taxes	109,838
Provision for income taxes	(9,506)
Gain on sale of discontinued operations, net of income taxes	$100,332

The following table summarizes results from Discontinued Operations for the periods indicated included in the consolidated statement of operations:

	December 31, 2006	December 31, 2005
	(In thousands)	
Net revenues	$ 79,871	$114,608
Operating costs and expenses	57,509	91,838
Income from discontinued operations, before income taxes	22,362	22,770
Gain on sale of discontinued operations, before income taxes	109,838	—
Income from and gain on sale of discontinued operations	132,200	22,770
Less: provision for income taxes	(18,899)	(6,494)
Income from and gain on sale of discontinued operations, net of income taxes	$113,301	$ 16,276
Income from and gain on sale of discontinued operations, net of income taxes, per share:		
Basic and diluted	$ 0.23	$ 0.03
Weighted-average shares used in basic and diluted income per share calculations	487,413	481,534

Note 19 NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated by using the weighted-average number of common shares outstanding during that period. Diluted net income per share is calculated giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental

common shares issuable upon exercise of stock options, upon vesting of restricted stock, and convertible securities for all periods. No dilutive potential common shares were included in the computation of any diluted per share amount when a loss from continuing operations was reported by the Company. Income or loss from operations is the "control number" in determining whether potential common shares are dilutive or anti-dilutive.

A reconciliation of the numerator and denominator of basic and diluted net income (loss) per share for both continuing and discontinued operations is provided as follows:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
		(In thousands)	
Income (loss) from continuing operations	$ 47,885	$ (98,651)	$ (49,627)
Income from discontinued operations, net of provision for income taxes	—	12,969	16,276
Gain on sale of discontinued operations, net of provision for income taxes	—	100,332	—
Net income (loss)	$ 47,885	$ 14,650	$ (33,351)
Weighted-average shares — basic	477,213	487,413	481,534
Incremental shares and share equivalents	4,524	—	—
Weighted-average shares — diluted	481,737	487,413	481,534
Net income (loss) share:			
Basic			
Income (loss) from continuing operations	$ 0.10	$ (0.20)	$ (0.10)
Income from discontinued operations, net of provision for income taxes	—	0.02	0.03
Gain on sale of discontinued operations, net of provision for income taxes	—	0.21	—
Net income (loss) per share — basic	$ 0.10	$ 0.03	$ (0.07)
Diluted			
Income (loss) from continuing operations	$ 0.10	$ (0.20)	$ (0.10)
Income from discontinued operations, net of income taxes	—	0.02	0.03
Gain on sale of discontinued operations, net of income taxes	—	0.21	—
Net income (loss) per share — diluted	$ 0.10	$ 0.03	$ (0.07)

The following table summarizes weighted-average securities which were not included in the "Weighted-average shares — diluted" used for calculation of diluted net income per share, as the impact of including them would have been anti-dilutive for these years:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
	(In thousands)		
Employee stock options and restricted stock units outstanding	32,668	29,079	30,653
Incremental shares and share equivalents	(4,524)	—	—
Incremental shares and share equivalents excluded from per share calculation	28,144	29,079	30,653
Common stock equivalent shares associated with:			
Convertible notes due 2018	—	8	16
Convertible notes due 2021	—	1,310	4,875
Total weighted-average potential shares excluded from per share calculation	28,144	30,397	35,544

The calculation of dilutive or potentially dilutive common shares related to the Company's convertible securities considers the conversion features associated with these securities. Conversion features were considered, as at the option of the holders, the 2018 and 2021 convertible notes are convertible at any time, into the Company's common stock at the rate of 55.932 shares per $1 (one thousand dollars) principal amount and 22.983 shares per $1 (one thousand dollars) principal amount, respectively. In this scenario, the "if converted" calculations are based upon the average outstanding convertible note balance for the last 12 months and the respective conversion ratios. These convertible notes were redeemed in full in 2006.

Note 20 LEGAL AWARDS AND SETTLEMENTS

In 1996, the Company entered into a license agreement with LM Ericsson Telefon, AB covering its proprietary AVR microprocessor technology. In November 2003, the Company filed an arbitration complaint with the International Centre for Dispute Resolution against Ericsson and its subsidiary, Ericsson Mobile Platform (collectively, "Ericsson") for breach of contract, fraud and misappropriation of trade secrets, among other claims, relating to such technology. In November 2005, the arbitration panel awarded the Company approximately $43,119 in damages and granted an injunction against certain activities of Ericsson. The Company received the payment from Ericsson for the award on December 21, 2005.

Note 21 INTEREST AND OTHER INCOME (EXPENSES), NET

Interest and other income (expenses), net, is summarized in the following table:

	Years Ended		
	December 31, 2007	December 31, 2006	December 31, 2005
	(In thousands)		
Interest and other income	$ 16,716	$ 17,677	$ 11,551
Interest expense	(12,351)	(20,039)	(29,594)
Foreign exchange transaction losses	(389)	(9,364)	(1,306)
Total	$ 3,976	$(11,726)	$(19,349)

In 2006 and 2005, interest and other expenses, net related to the Company's Grenoble, France, subsidiary and included in Discontinued Operations totaled $541 and $548, respectively (see Note 18 for further discussion).

Note 22 ACCELERATED SHARE REPURCHASE PROGRAM

On August 26, 2007, the Company entered into collared accelerated share repurchase program with each of Morgan Stanley & Co. Incorporated and Credit Suisse, New York Branch (the "dealers") to repurchase up to an aggregate of $250,000 of its common stock. Pursuant to the terms of the transactions, the Company prepaid $125,000 to each dealer shortly after execution of the transactions, and the Company agreed to purchase up to $125,000 of its common stock from each dealer. The aggregate number of shares actually purchased was determined based on the volume weighted average share price of the Company's common stock during a specified period of time, subject to certain provisions that established a minimum and maximum number of shares that may be repurchased by the Company. In September 2007, the dealers delivered an aggregate of 43,367 shares to the Company, which was the minimum number of shares to be repurchased by the Company. On November 5, 2007, the Company received approximately 2,774 additional shares from Morgan Stanley & Co. Incorporated and on November 13, 2007, the Company received approximately 2,782 additional shares from Credit Suisse, New York Branch. The total number of shares repurchased under the program was 48,923, which were retired. No additional shares are expected to be repurchased pursuant to the collared accelerated share repurchase program. The effective price per share of all shares repurchased under the program was $5.11.

The payment of $250,151 was included in the cash flows from financing activities in the Company's consolidated statement of cash flow and was recorded as a reduction of common stock and additional paid-in capital in the Company's consolidated balance sheet.

Note 23 SUBSEQUENT EVENTS

On February 6, 2008, the Company announced that it had entered into a definitive agreement for the purchase of Quantum Research Group Ltd. ("Quantum"), a developer of capacitive sensing IP and solutions for user interfaces. Under the terms of the agreement, the Company will pay approximately $88,000 in cash at closing and upon the satisfaction of certain contingencies over the next three years, certain Quantum shareholders may also receive up to an additional $42,000 in cash and the Company's common stock, the ratio of which will be determined at closing. The acquisition of Quantum is expected to close in the first quarter of 2008, subject to customary closing conditions and regulatory approvals.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Atmel Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows present fairly, in all material respects, the financial position of Atmel Corporation and its subsidiaries at December 31, 2007 and December 31, 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation.

As discussed in Note 11 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertain tax positions.

As discussed in Note 12 to the consolidated financial statements, effective December 31, 2006, the Company changed its method of accounting for defined benefit pension plans.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 29, 2008

Schedule II
ATMEL CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2007, 2006 and 2005

	Balance at Beginning of Year	Charged (Credited) to Expense	Deductions— Write-offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts receivable:				
Year ended December 31, 2007	$ 3,605	$ (212)	$(282)	3,111
Year ended December 31, 2006	3,944	106	(445)	3,605
Year ended December 31, 2005	10,011	(5,575)	(492)	3,944

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following tables set forth a summary of the Company's quarterly financial information for each of the four quarters in the years ended December 31, 2007 and 2006:

Year Ended December 31, 2007(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net revenues	$391,313	$404,247	$418,097	$425,580
Gross profit	139,937	141,642	149,034	149,618
Net income	$ 28,940	$ 678	$ 16,553	$ 1,714
Basic net income per share:				
Net income	$ 0.06	$ 0.00	$ 0.03	$ 0.00
Weighted-average shares used in basic net income per share calculations	488,842	488,916	485,540	446,003
Diluted net income per share:				
Net income	$ 0.06	$ 0.00	$ 0.03	$ 0.00
Weighted-average shares used in diluted net income per share calculations	494,198	494,244	489,791	449,136

Year Ended December 31, 2006(2)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net revenues	$400,784	$429,488	$431,734	$ 408,881
Gross profit	126,382	139,029	151,557	145,150
Income (loss) from continuing operations	(1,154)	2,851	22,260	(122,608)
Income from discontinued operations, net of income taxes	5,862	5,428	1,679	—
Gain on sale of discontinued operations, net of income taxes	—	—	100,332	—
Net income (loss)	$ 4,708	$ 8,279	$124,271	$(122,608)
Basic net income (loss) per share:				
Income (loss) from continuing operations	$ (0.00)	$ 0.01	$ 0.04	$ (0.25)
Income from discontinued operations, net of income taxes	0.01	0.01	0.00	—
Gain on sale of discontinued operations, net of income taxes	—	—	0.21	—
Net income (loss)	$ 0.01	$ 0.02	$ 0.25	$ (0.25)
Weighted-average shares used in basic net income (loss) per share calculations	485,576	486,928	488,303	488,844
Diluted net income (loss) per share:				
Income (loss) from continuing operations	$ (0.00)	$ 0.01	$ 0.05	$ (0.25)
Income from discontinued operations, net of income taxes	0.01	0.01	0.00	—
Gain on sale of discontinued operations, net of income taxes	—	—	0.20	—
Net income (loss)	$ 0.01	$ 0.02	$ 0.25	$ (0.25)
Weighted-average shares used in diluted net income (loss) per share calculations	485,576	493,045	494,066	488,844

(1) The Company recorded charges for grant repayments of $0.3 million and $1 million in the quarters ended December 31, 2007 and September 30, 2007, respectively. The Company recorded restructuring charges (credits) of $13 million, $1 million, $(3) million and $2 million in the quarters ended December 31, 2007, September 30, 2007, June 30, 2007 and March 31, 2007, respectively. The Company recorded asset impairment recovery of $0 and $1 million in the quarters ended December 31, 2007 and September 30, 2007.

(2) The Company recorded charges for grant repayments of $30 million in the quarter ended December 31, 2006. The Company recorded restructuring charges of $9 million and $0.2 million in the quarters ended December 31, 2006 and March 31, 2006. The Company recorded asset impairment charges of $83 million in the quarter ended December 31, 2006.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such terms are defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities and Exchange Act of 1934 ("Disclosure Controls"). Based on this evaluation our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure that information we are required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management; including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. This evaluation was based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using the criteria in *Internal Control — Integrated Framework*, we concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Atmel have been detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE MATTERS*

Except as set forth below, information required by this Item regarding directors, Section 16 filings and the Registrant's Audit Committee is set forth under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance — Board Meetings and Committees — Audit Committee" in the Registrant's definitive proxy statement for the Annual Meeting of Stockholders to be held on May 14, 2008 (the "2008 Proxy Statement"), and is incorporated herein by reference. Information regarding the Registrant's executive officers is set forth at the end of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

Code of Ethics/Standards of Business Conduct

It is our policy to conduct our operations in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior. This policy can be found in our Standards of Business Conduct, which is applicable to all of our directors, officers and employees, and which complies with applicable SEC requirements and with NASDAQ's listing standards.

Our Standards of Business Conduct is designed to promote honest and ethical conduct, the compliance with all applicable laws, rules and regulations and to deter wrongdoing. Our Standards of Business Conduct is also aimed at ensuring that information we provide to the public (including our filings with and submissions to the SEC) is accurate, complete, fair, relevant, timely and understandable. A copy of our Standards of Business Conduct can be accessed on our web site at www.atmel.com/ir/governance.asp. We intend to disclose future amendments to certain provisions of our Standards of Business Conduct, or waivers of such provisions granted to directors and executive officers, on our web site in accordance with applicable SEC and NASDAQ requirements.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this Item regarding compensation of the Registrant's directors and executive officers is set forth under the captions "Executive Compensation," "Executive Compensation — Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the 2008 Proxy Statement and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this Item regarding beneficial ownership of the Registrant's Common Stock by certain beneficial owners and management of Registrant, as well as equity compensation plans, is set forth under the captions "Security Ownership" and "Equity Compensation Plan Information" in the 2008 Proxy Statement and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Information required by this Item regarding certain relationships and related transactions with management and director independence is set forth under the caption "Certain Relationships and Related Transactions" and "Corporate Governance — Independence of Directors" in the 2008 Proxy Statement and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information required by this Item regarding principal accounting fees and services is set forth under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm — Fees of PricewaterhouseCoopers LLP Incurred by Atmel" in the 2008 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1. *Financial Statements.* See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules.* See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

3. *Exhibits.* The following Exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

3.1	Restated Certificate of Incorporation of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 0-19032).
3.2	Amended and Restated Bylaws of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on February 22, 2008).
3.3	Certificate of Determination of Rights, Preferences and Privileges of Series A Preferred Stock (which is incorporated herein by reference to Exhibit A of Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).
4.1	Amended and Restated Preferred Shares Rights Agreement dated as of October 18, 1999, between Atmel Corporation and BankBoston, N.A., a national banking association, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights (which is incorporated herein by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).
10.1+	1986 Incentive Stock Option Plan, as amended, and forms of stock option agreements thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-38882) declared effective on March 19, 1991).
10.2+	1991 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 0-19032).
10.3+	Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19032).
10.4+	2005 Stock Plan and forms of agreements thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on May 16, 2005).
10.5+	Amendment to 2005 Stock Plan (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on July 31, 2007).
10.6+	Employment Agreement dated as of August 6, 2006 between Registrant and Steven Laub (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 19, 2007).
10.7+	Amendment to Employment Agreement dated as of March 13, 2007 between Registrant and Steven Laub (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 19, 2007).
10.8+	Stock Option Fixed Exercise Date Form (which is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on January 8, 2007).
10.9+	Description of Amendment of Certain Option Agreements (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 12, 2007).

10.10+	Description of 2007 Executive Bonus Plan (which is incorporated herein by reference to item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on August 31, 2007).
10.11	Facility Agreement, dated as of March 15, 2006, by and among the Registrant, Atmel Sarl, Atmel Switzerland Sarl, the financial institutions listed therein, and Bank of America, N.A., as facility agent and security agent (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 21, 2006).
10.12	Share Purchase Agreement, dated as of July 12, 2006, between e2v technologies SAS and Atmel Paris SAS (which is incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on July 13, 2006).
10.13	Form of Collared Accelerated Share Repurchase Confirmation (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on August 27, 2007).
10.14	Agreement for the Sale and Purchase of Property, dated October 8, 2007, by and among Atmel North Tyneside Limited, Atmel Corporation, Highbridge Business Park Limited and Highbridge Properties Plc.
10.15	Agreement for the Sale and Purchase of Certain Assets, dated October 8, 2007, by and among Atmel North Tyneside Limited, Atmel Corporation, and Taiwan Semiconductor Manufacturing Company Limited.
10.16	Agreement in Relation to the Removal of Equipment, dated October 8, 2007, by and among Atmel North Tyneside Limited, Atmel Corporation, Highbridge Business Park Limited, Highbridge Properties Plc., and Taiwan Semiconductor Manufacturing Company Limited.
10.17+	Separation Agreement and Mutual Release dated as of November 16, 2007 between Registrant and Graham David Turner.
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature pages hereof).
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Indicates management compensatory plan, contract or arrangement.

(b) Exhibits. See Item 15(a)(3) above.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ATMEL CORPORATION

By: /s/ Steven Laub

Steven Laub
President and Chief Executive Officer

February 29, 2008

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Laub and Robert Avery, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on February 29, 2008 on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ STEVEN LAUB Steven Laub	President, Chief Executive Officer and Director *(principal executive officer)*
/s/ ROBERT AVERY Robert Avery	Vice President Finance and Chief Financial Officer *(principal financial and accounting officer)*
/s/ TSUNG-CHING WU Tsung-Ching Wu	Director
/s/ T. PETER THOMAS T. Peter Thomas	Director
/s/ DR. CHAIHO KIM Dr. Chaiho Kim	Director
/s/ DAVID SUGISHITA David Sugishita	Director
/s/ PAPKEN DER TOROSSIAN Papken Der Torossian	Director
/s/ JACK L. SALTICH Jack L. Saltich	Director
/s/ CHARLES CARINALLI Charles Carinalli	Director

PERFORMANCE GRAPH

The following graph shows a comparison of cumulative total stockholder return, calculated on a dividend reinvested basis, for Atmel Corporation, the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes that $100 was invested in Atmel's common stock, the S&P 500 Index and the S&P 500 Information Technology Index from the date of December 31, 2002 through the 2007 year end. Historic stock price performance is not necessarily indicative of future stock price performance.



END